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  Filed Pursuant to Rule 424(b)(1)
  Registration No. 333-115173

  $200,000,000

  Assured Guaranty US Holdings Inc.
  7.00% Senior Notes due 2034
  Fully and Unconditionally Guaranteed by
  Assured Guaranty Ltd.

        The notes will be issued by Assured Guaranty US Holdings Inc., or the issuer. The notes will bear interest at the rate of 7.00% per year. Interest on the notes is payable on June 1 and December 1 of each year, beginning on December 1, 2004. The notes will mature on June 1, 2034. The issuer may redeem some or all of the notes at any time at the redemption price discussed under the caption "Description of Notes and Guarantees—Optional Redemption." In addition, the issuer may redeem all of the notes under the circumstances described under "Description of Notes and Guarantees—Redemption for Changes in Withholding Taxes." The notes will be fully and unconditionally guaranteed by Assured Guaranty Ltd., or the guarantor, the parent corporation of the issuer.

        The notes will be unsecured senior obligations of the issuer and will rank equally with all other unsecured senior indebtedness of the issuer from time to time outstanding. The guarantees will be unsecured senior obligations of the guarantor and will rank equally with all other unsecured senior indebtedness of the guarantor from time to time outstanding.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 13.

	Per Note	Total
Public offering price (1)	98.650%	$197,300,000
Underwriting discount	0.875%	$1,750,000
Proceeds, before expenses, to the issuer	97.775%	$195,550,000

(1)
Plus accrued interest from May 18, 2004, if settlement occurs after that date.

        The Securities and Exchange Commission, state securities regulators, the Minister of Finance and the Registrar of Companies in Bermuda and the Bermuda Monetary Authority have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about May 18, 2004.

Banc of America Securities LLC	JPMorgan
ABN AMRO Incorporated
Deutsche Bank Securities
ING Financial Markets
KeyBanc Capital Markets

The date of this prospectus is May 13, 2004.

Table of Contents

Prospectus Summary	1
Risk Factors	13
Forward-Looking Statements	26
Formation Transactions	27
Assured Guaranty US Holdings Inc.	28
Use of Proceeds	28
Capitalization of Assured Guaranty	29
Selected Combined Financial Information	30
Pro Forma Combined Financial Information of Assured Guaranty	32
Management's Discussion and Analysis of Financial Condition and Results of Operations	33
Business	65
Management	103
Beneficial Ownership of Common Shares	117
Relationship with ACE	118
Material Tax Considerations	124
Description of Notes and Guarantees	129
Underwriting	142
Legal Matters	144
Experts	144
Where You Can Find More Information	144
Enforceability of Civil Liabilities under United States Federal Securities Laws and Other Matters	145
Index to Financial Statements	F-1

        You should rely only on the information contained in this prospectus. We and the underwriters have not authorized any other person to provide you with different information. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read all of the information in this prospectus, including the combined financial statements and related notes, and the risks of investing in the notes discussed under "Risk Factors," before making an investment decision.

        References in this prospectus to "Assured Guaranty," the "guarantor," "we," "us" and "our" refer to Assured Guaranty Ltd. and, unless the context otherwise requires or unless otherwise stated, its subsidiaries. Reference in this prospectus to "Holdings" or the "issuer" are to Assured Guaranty US Holdings Inc., the issuer of the notes and a wholly owned subsidiary of Assured Guaranty. The notes are being offered by Holdings. For purposes of the offering of notes, Assured Guaranty Ltd. is not, and will not be, acting as agent for Holdings and nothing in this prospectus should be read as implying that it is, or will be, so acting. When we refer to net par in this prospectus, we mean the par value of an obligation for which we have provided credit support, net of any amounts that we have ceded or retroceded to reinsurers. Our executive offices are located at 30 Woodbourne Avenue, Hamilton HM08 Bermuda, and our telephone number is 441-296-4004.

Overview

        Assured Guaranty US Holdings Inc., the issuer of the notes, is a wholly owned subsidiary of Assured Guaranty and was formed as a holding company to hold the shares of Assured Guaranty Corp. and Assured Guaranty Financial Products. Assured Guaranty is a Bermuda-based company providing credit enhancement products to the municipal finance, structured finance and mortgage markets. We apply our credit expertise, risk management skills and capital markets experience to develop insurance, reinsurance and derivative products that meet the credit enhancement needs of our customers. We market our products directly and through financial institutions. We serve the U.S. and international markets.

        Our financial results include three operating segments:

  •
  Financial guaranty direct, which protects the holder against an issuer's failure to pay principal and interest when due or other credit events.

  •
  Financial guaranty reinsurance, which indemnifies another financial guarantor, the ceding company, against part or all of the loss the ceding company may sustain under financial guaranty policies it has reinsured to us.

  •
  Mortgage guaranty, which protects mortgage lenders and investors against the default of borrowers on mortgage loans, and provides reinsurance to mortgage guaranty insurers.

        Our other segment includes businesses that we have exited. The following table sets forth gross written premiums and the combined ratio for each of our segments for the year ended December 31, 2003.

	Gross Written Premiums(1)
			Combined Ratio(2)
	Amount	Percent
	($ in millions)
Financial guaranty direct	$71.2	27.0%	58.0%
Financial guaranty reinsurance	168.7	63.8	73.3
Mortgage guaranty	24.4	9.2	58.7

Total operating segments	$264.3	100.0%	65.6%

Other	84.9		112.6

Total	$349.2		83.7%

(1)
Gross written premiums represents total premiums for insurance and credit derivatives written and reinsurance assumed during the period.

(2)
The combined ratio is the sum of the loss ratio (the ratio calculated by dividing net losses and loss adjustment expenses by net premiums earned) and the expense ratio (the ratio calculated by dividing profit commission expense, acquisition costs and operating expenses by net premiums earned). A combined ratio under 100% generally indicates an underwriting profit; a combined ratio over 100% generally indicates an underwriting loss.

        Our businesses have a history of strong income generation, producing cumulative net income of $444.1 million since January 1, 2000. As of December 31, 2003, we had cash and invested assets of $2.2 billion, total assets of $2.9 billion and shareholder's equity of $1.4 billion ($1.3 billion on a pro forma basis after giving effect to the transactions described under "Formation Transactions"). Our invested assets as of December 31, 2003 consisted entirely of cash and fixed maturity securities with an average rating of AA+. Our past performance may not be indicative of future results.

        Assured Guaranty Corp., our principal U.S. insurance subsidiary, maintains financial strength ratings of "AAA" (Extremely Strong) from Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. ("S&P"), the highest of its 21 ratings categories, and "Aa1" (Excellent) from Moody's Investors Service, Inc. ("Moody's"), the second highest of its 21 ratings categories. Our principal Bermuda insurance subsidiary maintains financial strength ratings of "AA" (Very Strong) from S&P, its third highest ratings category, "Aa2" (Excellent) from Moody's, its third highest ratings category, and "AA" (Very Strong) from Fitch, Inc. ("Fitch"), the third highest of its 24 ratings categories. A financial strength rating is an opinion with respect to an insurer's ability to pay under its insurance policies and contracts and is not a recommendation to buy, hold or sell any security issued by an insurer, including the notes.

        We have approximately 110 employees in offices located in the United States, Bermuda and the United Kingdom.

Business Fundamentals

        We believe the credit enhancement markets offer attractive growth opportunities and financial returns over the long term. In recent years, new issuance volumes in the municipal and structured finance sectors have been increasing. From 1997 to 2002, insured U.S. asset-backed finance volume increased at a compound annual growth rate of 16%, and insured U.S. municipal finance volume increased at a compound annual growth rate of 10%. Asset-backed finance is a commonly-used technique in which debt instruments are issued that are backed by loans or accounts receivable (other than mortgage loans) originated by banks, credit card companies or other providers of credit. While growth rates may fluctuate from year to year, we believe demand for financial guaranty insurance and reinsurance will continue to be strong as a result of: (1) continuing demand for asset securitization, or the process of aggregating similar instruments, such as loans or mortgages, into a negotiable security, in the United States, (2) continued development of new structured products and expansion into new asset classes, (3) continued high level of issuances of U.S. municipal finance obligations and (4) increasing privatization initiatives and growing use of asset securitization in Europe. We cannot assure you that these circumstances will persist or that demand for financial guaranty insurance or reinsurance will continue to be strong.

        We believe our business offers attractive and recurring revenues as a result of the stable nature of our earned premiums (that portion of written premiums that applies to the expired portion of the policy term and is therefore recognized as revenue under generally accepted accounting principles), the significant contribution of net investment income and the low frequency of loss associated with our businesses. A significant portion of our premiums are received up front and recognized as earned premiums over the life of the contract. As of December 31, 2003, we had $625.4 million of unearned premiums (that portion of written premiums that is allocable to the unexpired portion of the policy term) recorded on our balance sheet. The remainder of our premiums are received on an installment basis and earned over each installment period. As of December 31, 2003, our estimate of the net present value of future premiums, discounted at 6% per year, expected to be earned under existing installment contracts was $309.8 million. In addition, our invested assets, which were $2.2 billion at December 31, 2003, generate recurring investment income.

Competitive Strengths

        We believe that our competitive strengths enable us to capitalize on the opportunities in the credit enhancement markets. These strengths include:

        Underwriting discipline and financial structuring expertise.    We have a disciplined approach to underwriting that emphasizes profitability over market share. We have substantial experience in developing innovative credit enhancement solutions to satisfy the diverse risk and financial management demands of our customers.

        Established market relationships.    Over the past 15 years we have developed strong relationships with key participants in our markets, including issuers, investors, financial guarantors and financial institutions. We seek to distinguish ourselves from our competitors by providing innovative credit enhancement solutions and superior execution and client service.

        Experienced management and underwriting team.    Our senior management has an average of more than 16 years of experience in the insurance, credit or financial guaranty markets. We also have a team of 15 senior underwriters with an average of approximately 12 years of financial guaranty or similar credit experience.

        Multiple locations and licenses.    We have operations in Bermuda, the United States and the United Kingdom. We have a range of licenses that allows us to participate in many sectors of the credit enhancement market.

Corporate Strategy

        Our objective is to build long-term shareholder value by achieving strong profitability through disciplined underwriting, proactive risk management and the growth of our business. Our goal is to improve our return on average equity (excluding the impact of realized gains and losses on investments and unrealized gains and losses on derivative financial instruments) to approximately 11% in 2004. In addition, our medium-term goal is to generate returns consistent with those of the leading performers in the financial guaranty industry. The major elements of our strategy are:

        Expand our direct financial guaranty business.    We intend to expand our direct financial guaranty business beyond our historical focus on credit derivatives by substantially increasing the amount of traditional financial guaranty insurance we write in U.S. and international markets. We believe the market for financial guaranty insurance will grow as the issuance of municipal and structured finance obligations continues to be strong, as capital providers continue to seek to reduce risk exposures and as the market for credit enhancement products develops further. We intend to write business in a manner consistent with achieving our goal of obtaining a "Aaa" rating from Moody's to match our "AAA" rating from S&P.

        Expand our financial guaranty reinsurance business.    Our commitment to the financial guaranty reinsurance market, readiness to execute transactions and financial strength afford us a significant opportunity to profitably gain market share. We intend to utilize the benefits of our Bermuda license to improve our returns in this business.

        Transition our mortgage guaranty business.    We intend to write investment grade mortgage guaranty insurance and reinsurance that is consistent with our ratings objectives. Our industry experience and licenses enable us to provide mortgage credit enhancement in the form of either financial guaranty insurance or mortgage guaranty insurance to meet the specific needs of mortgage lenders and investors.

        Expand our position in international markets.    We intend to capitalize on significant growth opportunities in international markets. Our initial focus for international expansion is privatization finance initiatives ("PFI") in the United Kingdom, the largest market for financial guaranty insurance outside the United States, and public/private partnerships ("PPP") in the rest of Europe.

        Maintain our commitment to financial strength.    We recognize the importance of our excellent financial strength ratings and intend to write business in a manner consistent with achieving our goal of obtaining a "Aaa" rating from Moody's to match our "AAA" rating from S&P. We will maintain our financial strength through disciplined risk selection, prudent operating and financial leverage and a conservative investment posture.

        Manage our capital efficiently.    We will monitor rating agency capital adequacy requirements to appropriately deploy capital to optimize the execution of our business plan and our return on capital.

Risks Relating to Our Company

        As part of your evaluation of us, you should take into account the risks we face in our business. These risks include:

        Possibility of Ratings Downgrade.    The ratings assigned to our insurance subsidiaries are subject to periodic review and may be downgraded by one or more of the rating agencies as a result of changes in the views of the rating agencies or adverse developments in our or our subsidiaries' financial conditions or results of operations. Any such downgrade could have an adverse effect on the affected subsidiary's results of operations or financial condition.

        New Business Strategy.    Because our new strategy emphasizes financial guaranty insurance and reinsurance and deemphasizes certain other lines of business in which we have historically operated, we cannot assure you that we will be able to successfully implement this strategy. Recent employee layoffs and resignations may adversely affect our ability to implement our new strategy. Any failure to implement all or any part of our strategy could have a material adverse effect on our results of operations.

        Dependence on Customers.    We have derived a substantial portion of our revenues from financial guaranty reinsurance premiums. For the years ended December 31, 2003, 2002 and 2001, 45%, 21% and 31%, respectively, of our gross written premiums were provided by four ceding companies. A significant reduction in the amount of reinsurance ceded by one or more of our principal ceding companies could have a material adverse effect upon our results of operations.

        Business Subject to General Economic and Capital Markets Factors.    Our business, and the risks associated with our business, depend in large measure on general economic conditions and capital markets activity. Prevailing interest rate levels also affect demand for financial guaranty insurance.

        Adequacy of Loss Reserves.    We establish liabilities, or loss reserves, to reflect the estimated cost of claims incurred that we will ultimately be required to pay in respect of insurance and reinsurance we have written. If our loss reserves at any time are determined to be inadequate, we will be required to increase loss reserves at the time of such determination. This could cause a material increase in our liabilities and a reduction in our profitability, or possibly an operating loss and reduction of capital.

        Competition.    We face significant competition in our business, and our revenues and profitability could decline as a result of competition. Four companies accounted for the vast majority of the gross written premiums for the entire financial guaranty industry in 2003. We also face competition from other forms of credit enhancement. There are also a relatively limited number of financial guaranty reinsurance companies and mortgage guaranty companies.

        Taxation.    We manage our business so that we and our non-U.S. subsidiaries (other than Assured Guaranty Re Overseas Ltd.) will not be subject to U.S. income tax. However, we cannot be certain that the U.S. Internal Revenue Service will not contend successfully that we or any of our foreign subsidiaries is/are engaged in a trade or business in the United States and thus subject to additional taxation in the United States.

        For more information about these and other risks, see "Risk Factors" beginning on page 13. You should carefully consider these risk factors together with all of the other information included in this prospectus before making an investment decision.

Corporate Structure

        Assured Guaranty was incorporated in Bermuda in August 2003 as a subsidiary of ACE Limited, our former parent ("ACE"), for the sole purpose of becoming a holding company for ACE's subsidiaries conducting its financial and mortgage guaranty businesses, which we refer to as the transferred businesses, in connection with our initial public offering, or IPO. Certain of the transferred businesses were originally conducted by subsidiaries of Capital Re Corporation ("Capital Re"), which was acquired by ACE in December 1999.

        Following our IPO, ACE beneficially owns 26,000,000 of our common shares, or approximately 35% of our outstanding common shares (18,650,000 common shares, or 25% of our outstanding common shares if the underwriters' option to purchase additional common shares as part of the IPO is exercised in full). We have a number of continuing agreements with ACE, including reinsurance agreements pursuant to which we have ceded or will cede to ACE certain risks and services agreements pursuant to which ACE will provide us with various administrative services. All of these agreements and arrangements are more fully described under "Relationship with ACE."

        Each of our operating subsidiaries conducted business under names including "ACE," "AGR" and/or "Capital Re." As part of the formation transactions described under "Formation Transactions," we have changed, or are in the process of changing, the names of each of these subsidiaries to the respective names set forth below (or derivations of these names).

        The following organization chart illustrates the corporate relationships among us and our principal subsidiaries (all ownership interests are 100% except where noted):

The Offering

Issuer	Assured Guaranty US Holdings Inc.
Guarantor	Assured Guaranty Ltd.
Securities Offered	$200,000,000 aggregate principal amount of 7.00% Senior Notes due 2034
Maturity Date	June 1, 2034
Interest	The issuer will pay interest on the notes semi-annually on June 1 and December 1 of each year, beginning December 1, 2004. The notes will bear interest at the rate of 7.00% per year.
Ranking
The notes will be unsecured senior obligations of the issuer and will rank equally with all other unsecured senior indebtedness of the issuer from time to time outstanding. The guarantees of the guarantor will be unsecured senior obligations of the guarantor and will rank equally with all other unsecured senior indebtedness of the guarantor from time to time outstanding. The notes will be structurally subordinated to all obligations of the issuer's subsidiaries from time to time outstanding, including claims with respect to trade payables. The guarantees will be structurally subordinated to all obligations of the guarantors' subsidiaries from time to time outstanding, including claims with respect to trade payables. As of March 31, 2004, the issuer's subsidiaries had $0 of indebtedness outstanding and the guarantor's subsidiaries had $202 million of indebtedness outstanding (after giving effect to the transactions described under "Formation Transactions").
Covenants
The indenture governing the notes contains covenants that, among other things, limit the ability of the guarantor and its subsidiaries to (1) incur indebtedness secured by the capital stock of designated subsidiaries, (2) dispose of the capital stock of designated subsidiaries or (3) engage in mergers, consolidations, amalgamations and sales of all or substantially all of their assets. See "Description of Notes and Guarantees—Covenants."
Optional Redemption
The issuer may, at its option, redeem some or all of the notes at any time, at the "make-whole" price described in this prospectus, plus accrued and unpaid interest to the redemption date. See "Description of Notes and Guarantees—Optional Redemption." In addition, the issuer may redeem all of the notes under the circumstances described under "Description of Notes and Guarantees—Redemption for Changes in Withholding Taxes."
Use of Proceeds	To repay indebtedness owed to a subsidiary of ACE incurred in connection with the formation transactions described under "Formation Transactions."

No Public Market
The notes will be a new issue of securities and will not be listed on any securities exchange or included in any automated quotation system. The underwriters have advised us that they intend to make a market for the notes, but they are not obligated to do so and may discontinue their market-making activities at any time without notice.
Additional Notes
The issuer may, without notice to or the consent of the then existing holders of the notes, issue additional notes ranking equally and ratably with the notes in all respects except for the issue price, issue date and the payment of interest accruing prior to the issue date of the additional notes or the first payment of interest following the issue date of the additional notes. The additional notes will be consolidated and form a single series with the notes offered hereby and will have the same terms as to status, redemption or otherwise as the notes offered hereby.

Recent Developments

Results for the Quarter ended March 31, 2004

        On May 11, 2004, we reported our results for the three-months ended March 31, 2004. We reported net income of $46.9 million for the first quarter ended March 31, 2004, an increase of 48% compared with net income of $31.8 million for the first quarter of 2003.

Gross Written Premiums by Segment

	Three Months Ended March 31,
	2004	2003
	(in millions)
Financial guaranty direct	$25.6	$14.0
Financial guaranty reinsurance	52.4	29.8
Mortgage guaranty	14.0	8.1

Sub-total	$92.0	$51.9
Other	(93.6)	60.9
Total	$(1.5)	$112.7

        Gross premiums written were a negative $1.5 million in the quarter. Gross premiums written in our other segment (which represents our exited lines of business) were reduced by $97.8 million in the quarter due to the accounting for the unwinding of equity layer credit protection products. Partially offsetting this premium reduction was the recognition of $10.4 million of gross premiums written in the financial guaranty direct segment due to the closing out of transactions in which we no longer participate; excluding this amount, gross premiums written in the financial guaranty direct segment grew 9%.

Net Premiums Earned by Segment

	Three Months Ended March 31,
	2004	2003
	(in millions)
Financial guaranty direct	$40.7	$14.7
Financial guaranty reinsurance	20.4	16.9
Mortgage guaranty	8.4	9.6

Sub-total	$69.5	$41.2
Other	17.2	22.4
Total	86.7	63.6
Municipal refunding premiums	2.9	3.3

Sub-total	$83.8	$60.3

        Net premiums earned were $86.7 million in the first quarter of 2004, up 36% compared with $63.6 million in the first quarter of 2003. Financial guaranty direct net premiums earned included $24.2 million associated with the closing out of transactions types that we do not expect to underwrite in the future. Financial guaranty reinsurance net premiums earned were $20.4 million, up 21% from $16.9 million in the first quarter of 2003. Included in this amount were $2.9 million of municipal bond refunding premiums, compared with $3.3 million in the first quarter of 2003. Mortgage guaranty net premiums earned were $8.4 million, compared with $9.6 million in the first quarter of 2003, reflecting the run-off of our quota share mortgage guaranty reinsurance business.

        Investment income in the quarter was $24.4 million, up modestly compared with $24.1 million in the first quarter of 2003. The average portfolio yield was 4.8%, compared with 5.3% in the prior year on an investment portfolio of $2.2 billion at March 31, 2004. The portfolio's average credit quality remained at AA+/Aa2. As a result of IPO-related transactions in the other segment, we expect a $163 million reduction in the investment portfolio in the second quarter.

Combined Ratio

	Three Months Ended March 31,
	2004	2003
Loss ratio	27.3%	36.5%
Expense ratio	35.9	41.6

Combined ratio	63.2%	78.1%

        Loss and loss adjustment expenses in the quarter were $23.7 million, or 27% of net premiums earned ("loss ratio"), compared with $23.2 million or a 36.5% loss ratio in the first quarter of 2003. Both loss ratios are significantly affected by the other segment and the closing out of transactions in the financial guaranty direct segment in preparation for our IPO.

        Our profit commission expense, acquisition costs and other operating expenses were $31.2 million in the quarter and 35.9% as a percent of net premiums earned ("expense ratio"), as compared to $26.4 million or a 41.6% expense ratio in the first quarter of 2003. The increase in expenses reflects the addition of IPO-related and holding company expenses as well as $1.5 million of severance expenses in the quarter.

        Our shareholder's equity as of March 31, 2004 was $1,510 million. On a pro forma basis giving effect to the formation transactions described under "Formation Transactions" and the transactions described under "Supplemental Pro Forma Condensed Combined Financial Information (Unaudited)" our shareholder's equity as of March 31, 2004 was $1,385 million.

Resignation of Senior Officer

        On March 31, 2004, Joseph W. Swain III, who until December 2003 had been the chief executive officer of ACE's financial guaranty business and was thereafter the President-Reinsurance of Assured Guaranty US Holdings Inc., resigned. In his resignation, Mr. Swain cited differences with management over our new business strategy and our ability to execute this strategy as a result of his concerns about the relevant experience of certain members of management, staffing levels and corporate culture. Management believes these concerns are unfounded. We have promoted Robbin Conner, a senior executive of Assured Guaranty Corp., to replace Mr. Swain as the head of our financial guaranty reinsurance business. Please see "Management" for a discussion of Mr. Conner's business experience.

Summary Combined Financial Information of Assured Guaranty

        The following table sets forth summary combined financial and other information of Assured Guaranty. The summary combined statement of operations data for each of the years ended December 31, 2003, 2002 and 2001 and the summary combined balance sheet data as of December 31, 2003 and 2002 are derived from our audited combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and appear elsewhere in this prospectus. The summary combined balance sheet data as of December 31, 2001 are derived from our audited combined financial statements, which have been prepared in accordance with GAAP.

        These historical results are not necessarily indicative of results to be expected for any future period. You should read the following summary combined financial information together with the other information contained in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2003	2002	2001
	($ in millons)
Statement of operations data:
Gross written premiums	$349.2	$417.2	$442.9
Net written premiums(1)	491.5	352.5	206.6
Net earned premiums	$310.9	$247.4	$293.5
Net investment income	96.3	97.2	99.5
Net realized investment gains	5.5	7.9	13.1
Unrealized gains (losses) on derivative financial instruments	98.4	(54.2)	(16.3)
Other income	1.2	3.6	2.9

Total revenues	512.3	302.0	392.9

Loss and loss adjustment expenses	144.6	120.3	177.5
Profit commission expense	9.8	8.5	9.0
Acquisition costs	64.9	48.4	51.1
Operating expenses	41.0	31.0	29.8
Goodwill amortization	—	—	3.8
Interest expense	5.7	10.6	11.5

Total expenses	266.1	218.8	282.8

Income before income taxes	246.2	83.2	110.1
Provision (benefit) for income taxes	31.7	10.6	22.2

Net income before cumulative effect of new accounting standard	214.5	72.6	87.9
Cumulative effect of new accounting standard, net of taxes	—	—	(24.1)

Net income	$214.5	$72.6	$63.8

Balance sheet data (end of period):
Investments and cash	$2,222.1	$2,061.9	$1,710.8
Prepaid reinsurance premiums	11.0	179.5	171.5
Total assets	2,857.9	2,719.9	2,322.1
Unearned premium reserve	625.4	613.3	500.3
Reserve for losses and loss adjustment expenses	522.6	458.8	401.1
Long-term debt	75.0	75.0	150.0
Total liabilities	1,420.2	1,462.6	1,260.4
Accumulated other comprehensive income	81.2	89.0	43.3
Shareholder's equity	1,437.6	1,257.2	1,061.6
Pro forma information:(2)
Debt	$200.0
Shareholder's equity	1,311.6
Book value per share(3)	17.27

	Year Ended December 31,
	2003	2002	2001
	($ in millons)
GAAP financial information:
Loss and loss adjustment expense ratio(4)	46.5%	48.6%	60.5%
Expense ratio(5)	37.2	35.5	30.6

Combined ratio	83.7%	84.1%	91.1%

Statutory financial information (end of period):
Contingency reserve(6)	$410.5	$315.5	$228.9
Policyholders' surplus	980.5	835.4	833.2
Additional financial guaranty information (end of period):
Net in-force business (principal and interest)	$130,047	$124,082	$117,909
Net in-force business (principal only)	87,524	80,394	75,249
Present value of gross premiums written(7)	238.8	215.5	195.0
Net present value of installment premiums in-force(8)	309.8	260.2	159.7

(1)
Net written premiums exceeded gross written premiums for the year ended December 31, 2003 due to $154.8 million of return premium from two terminated ceded reinsurance contracts.

(2)
The pro forma information reflects adjustments to give effect to the transactions described under "Formation Transactions" and "Pro Forma Combined Financial Information."

(3)
Based on 75,937,417 shares outstanding.

(4)
The loss and loss adjustment expense ratio is calculated by dividing loss and loss adjustment expenses by net earned premiums.

(5)
The expense ratio is calculated by dividing the sum of profit commission expense, acquisition costs and operating expenses by net earned premiums.

(6)
Under statutory accounting principles, financial guaranty and mortgage guaranty insurers are required to establish contingency reserves based on a specified percentage of premiums. A contingency reserve is an additional liability reserve established to protect policyholders against the effects of adverse economic developments or cycles or other unforeseen circumstances.

(7)
Represents gross premiums related to financial guaranty contracts written in the current period, including the full amount of upfront premiums received and the present value of all installment premiums, discounted at 6% per year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Results of Operations" for a reconciliation to gross written premiums.

(8)
Represents the present value of installment premiums on all in-force financial guaranty business, net of reinsurance ceded and ceding commissions, discounted at 6% per year.

RISK FACTORS

        An investment in the notes involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in the notes. The risks and uncertainties described below are not the only ones we face. However, these are the risks our management believes are material. Additional risks not presently known to us or that we currently deem immaterial may also impair our business or results of operations. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition and consequently our ability to make payments in respect of the notes and the guarantees. You could lose all or part of your investment.

        This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. See "Forward-Looking Statements."

Risks Related to Our Company

A downgrade of the financial strength or financial enhancement ratings of any of our insurance subsidiaries could adversely affect our business and prospects and, consequently, our results of operations and financial condition.

        Financial strength ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. The objective of these ratings is to provide an opinion of an insurer's financial strength and ability to meet ongoing obligations to its policyholders. Ratings reflect the rating agencies' opinions of our financial strength, and are neither evaluations directed to investors in the notes nor recommendations to buy, sell or hold the notes. As of the date of this prospectus, Assured Guaranty Corp. has been assigned a "AAA" (Extremely Strong) rating from S&P, the highest of the 21 ratings categories used by S&P, and a "Aa1" (Excellent) rating from Moody's, the second highest of the 21 ratings categories used by Moody's. All of our other insurance company subsidiaries have been assigned "AA" (Very Strong) ratings from S&P, the third highest ratings category used by S&P, "Aa2" (Excellent) ratings from Moody's, the third highest ratings category used by Moody's, and "AA" (Very Strong) ratings from Fitch, the third highest of the 24 ratings categories used by Fitch. A financial strength rating is an opinion with respect to an insurer's ability to pay under its insurance policies and contracts in accordance with their terms. The opinion is not specific to any particular policy or contract. Financial strength ratings do not refer to an insurer's ability to meet non-insurance obligations and are not a recommendation to purchase or discontinue any policy or contract issued by an insurer or to buy, hold, or sell any security issued by an insurer, including the notes. Assured Guaranty Corp.'s S&P ratings outlook is "Negative." While an S&P outlook is not necessarily a precursor to a ratings change, a "Negative" outlook means a rating may be lowered.

        In addition, AGRI and AGRO carry financial enhancement ratings from S&P of "AA" (Very Strong).

        The ratings assigned by S&P, Moody's and Fitch to our insurance subsidiaries are subject to periodic review and may be downgraded by one or more of the rating agencies as a result of changes in the views of the rating agencies or adverse developments in our or our subsidiaries' financial conditions or results of operations due to underwriting or investment losses or other factors. We are in ongoing discussions with S&P and Moody's regarding our ratings, including the impact on our ratings of the formation transactions described under "Formation Transactions", the IPO and our new business strategy. As a result, the ratings assigned to our insurance subsidiaries by either or both of S&P and Moody's may change at any time. In the case of AGRO and Assured Guaranty Mortgage, their ratings are dependent upon contractual support provided by AGRI.

        If the ratings of any of our insurance subsidiaries were reduced below current levels by any of the rating agencies, it could have an adverse effect on the affected subsidiary's competitive position and its prospects for future business opportunities. A downgrade may also reduce the value of the reinsurance we offer, which may no longer be of sufficient economic value for our customers to continue to cede to our subsidiaries at economically viable rates.

        With respect to a significant portion of our in-force financial guaranty reinsurance business, in the event of certain downgrades, the ceding company has the right to recapture business ceded to the affected subsidiary and assets representing substantially all of the statutory unearned premium and loss reserves (if any) associated with that business, with a corresponding negative impact to earnings, which could be significant. Alternatively, the ceding company can increase the commissions it charges us for cessions. Any such increase may be retroactive to the date of the cession, requiring the affected subsidiary to refund a portion of related premium previously earned, with a corresponding negative impact to earnings, which could be significant. In the event of a downgrade of any of our subsidiaries that write or insure exposures relating to contracts that allow for the use of derivative instruments to transfer credit risk, or credit derivatives, a downgrade below negotiated levels may allow a counterparty to terminate its agreements, resulting in the possible payment of a settlement amount. A downgrade also will increase the possibility that we may have to pledge collateral for the benefit of a counterparty.

        A downgrade may also negatively impact the affected company's ability to write new business or negotiate favorable terms on new business.

Our success depends on our ability to successfully execute our new business strategy.

        Our strategy is to focus on two core businesses: (1) financial and mortgage guaranty insurance and (2) financial guaranty reinsurance.

        The fact that Assured Guaranty Corp., through which we write financial guaranty insurance, carries a triple-A rating from S&P but not from Moody's places it at a competitive disadvantage against companies rated triple-A by both S&P and Moody's. The absence of a triple-A rating from Moody's may adversely affect the desirability of our financial guaranty insurance, and in fact may preclude us from successfully marketing our financial guaranty insurance in certain markets. Furthermore, while we have a substantial in-force book of financial guaranty direct business, the majority of that exposure was written in the credit derivatives market rather than in the more traditional third-party financial guaranty insurance market. We may not be able to successfully expand relationships with issuers, servicers and other parties that are necessary to generate business in the traditional financial guaranty insurance market. Finally, Assured Guaranty Corp. presently is licensed in 45 states and the District of Columbia, and is seeking licenses in those U.S. jurisdictions where it is not presently licensed. Assured Guaranty Corp. may not be able to obtain those licenses, or may face delays in obtaining those licenses.

        We are combining our mortgage guaranty business and our financial guaranty business. We intend to write mortgage guaranty insurance that is rated investment grade. We may not be able to source mortgage guaranty insurance business of this type in sufficient amounts or at adequate premium rates.

        We intend to write more of our financial guaranty reinsurance through AGRI, which is rated in the double-A category by both S&P and Moody's, and less of this business through Assured Guaranty Corp., which is rated AAA/Aa1. The absence of a triple-A rating from S&P or Moody's places AGRI at a competitive disadvantage against companies rated triple-A by S&P or Moody's.

        Because our strategy includes focusing on new lines of business in which we and our senior management have less experience, we cannot assure you that we will be able to successfully implement this strategy. In addition, recent employee layoffs and resignations have resulted in the loss of some experienced employees and reduced staff levels generally, which could adversely affect our ability to successfully implement our new strategy. Any failure to implement all or any part of our strategy could have a material adverse effect on our results of operations.

We are dependent on a small number of ceding companies to provide us with a substantial part of our reinsurance business.

        Historically, we have derived a substantial portion of our revenues from financial guaranty reinsurance premiums. Ambac Assurance Corporation ("Ambac"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") and MBIA Insurance Corporation ("MBIA") in the aggregate accounted for 45%, 21% and 31% of our gross written premiums for the years ended December 31, 2003, 2002 and 2001. For the year ended December 31, 2003, 25% and 11% of our gross written premiums were ceded by FSA and MBIA, respectively. For the year ended December 31, 2002, 11% of our gross written premiums was paid by Dresdner Bank and in 2001, FSA and Credit Suisse provided 13% and 10%, respectively, of our gross written premiums. Gross written premiums from Dresdner Bank and Credit Suisse were paid with respect to equity layer credit protection, a business that we have exited.

        A significant reduction in the amount of reinsurance ceded by one or more of our principal ceding companies could have a material adverse effect upon our results of operations. A number of factors could cause such a reduction. For example, there is likely to be some reluctance among our principal ceding companies to cede business to us as a result of our intent to compete with them in the direct financial guaranty business. In addition, primary insurers may retain higher levels of risk. Also, the volume of municipal bond and structured securities new issuances, together with the levels of and changes in interest rates and investor demand, may significantly affect the new business activities of primary financial guaranty insurers and, consequently, their use of reinsurance.

        Additionally, our ability to receive profitable pricing for our reinsurance depends largely on prices charged by the primary insurers for their insurance coverage and the amount of ceding commissions paid by us to these primary insurers.

General economic factors, including fluctuations in interest rates and housing prices, may adversely affect our loss experience and the demand for our products.

        Our business, and the risks associated with our business, depend in large measure on general economic conditions and capital markets activity. Our loss experience could be materially adversely affected by extended national or regional economic recessions, business failures, rising unemployment rates, interest rate changes or volatility, changes in investor perceptions regarding the strength of financial guaranty providers and the policies or guaranties offered by such providers, investor concern over the credit quality of municipalities or corporations, terrorist attacks, acts of war, or combinations of such factors. These events could also materially decrease demand for financial guaranty insurance. In addition to exposure to general economic factors, we are exposed to the specific risks faced by the particular businesses, municipalities or pools of assets covered by our financial guaranty products.

        Prevailing interest rate levels affect capital markets activity which in turn affects demand for financial guaranty insurance. Higher interest rates may result in declines in new issue and refunding volume which may reduce demand for our financial guaranty products. Lower interest rates generally are accompanied by narrower interest rate spreads between insured and uninsured obligations. The purchase of insurance during periods of narrower interest rate spreads generally will provide lower cost savings to the issuer than during periods of wider spreads. These lower cost savings could be accompanied by a corresponding decrease in demand for financial guaranty insurance. However, the increased level of refundings during periods of lower interest rates historically has increased the demand for insurance.

        Under the standard mortgage insurance policies that we reinsure, a default on the underlying mortgage generally will give the insurer the option to pay the entire loss amount and take title to the mortgaged property or pay the coverage percentage in full satisfaction of its obligations under the policy. Due to a strong housing market in recent years, insurers have been able to take advantage of paying the entire loss amount and selling properties quickly. If housing values depreciate or fail to appreciate, the primary insurers' ability to recover amounts paid on defaulted mortgages may be reduced or delayed, which in turn may lead to increased losses under our related reinsurance contracts and have a material adverse affect on our results of operations or our financial condition in general.

If claims exceed our loss reserves, our financial results could be significantly adversely affected.

        Our results of operations and financial condition depend upon our ability to assess accurately and manage the potential loss associated with the risks that we insure and reinsure. We establish loss and loss adjustment expense reserves based on estimates involving actuarial and statistical projections of our expectations of the ultimate settlement and administration costs of claims on the policies we write. We use actuarial models as well as historical insurance industry loss development patterns as estimates of future trends in claims severity, frequency and other factors to establish our estimate of loss reserves. Establishing loss reserves is an inherently uncertain process. Accordingly, actual claims and claim expenses paid may deviate, perhaps materially, from the reserve estimates reflected in our combined financial statements.

        If our loss reserves at any time are determined to be inadequate, we will be required to increase loss reserves at the time of such determination. This could cause a material increase in our liabilities and a reduction in our profitability, or possibly an operating loss and reduction of capital.

Adverse selection by ceding companies may adversely affect our financial results.

        A portion of our reinsurance business is written under treaties, which generally give the ceding company some ability to select the risks ceded to us as long as they are covered by the terms of the treaty. There is a risk under these treaties that the ceding companies will adversely select the risks ceded to us by ceding those exposures that have higher rating agency capital charges or that the ceding companies expect to be less profitable. We attempt to mitigate this risk in a number of ways, including requiring ceding companies to retain a minimum amount, which varies by treaty, of the ceded business. If we are unsuccessful in mitigating this risk, our financial results may be adversely affected.

Our financial guaranty products may subject us to significant risks from individual or correlated credits.

        The breadth of our business exposes us to potential losses in a variety of our products as a result of a credit problem at one company ("single name" exposure). For example, we could have direct exposure to a corporate credit for which we write and/or insure a credit derivative. We could also be exposed to the same corporate credit risk if the credit's securities are contained in a portfolio of collateralized debt obligations ("CDOs") we insure, or if it is the originator or servicer of loans or other assets backing structured securities that we have insured. A CDO is a debt security backed by a pool of debt obligations. While we track our aggregate exposure to single names in our various lines of business and have established underwriting criteria to manage risk aggregations, there can be no assurance that our ultimate exposure to a single name will not exceed our underwriting guidelines, or that an event with respect to a single name will not cause a significant loss. In addition, because we insure or reinsure municipal bonds, we can have significant exposures to single municipal risks. While the risk of a complete loss, where we pay the entire principal amount of an issue of bonds and interest thereon with no recovery, is generally lower than for corporate credits as most municipal bonds are backed by tax or other revenues, there can be no assurance that a single default by a municipality would not have a material adverse effect on our results of operations or financial condition.

Some of our direct financial guaranty products may be riskier than traditional financial guaranty insurance.

        Unlike our triple-A monoline financial guaranty competitors, a substantial portion of our financial guaranty direct exposures have been assumed as credit derivatives. Traditional financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a municipal finance or structured finance obligation against non-payment of principal and interest, while credit derivatives provide protection from the occurrence of specified credit events, including non-payment of principal and interest. Credit derivative products generally also provide for settlement of an entire exposure, rather than a missed payment obligation as in traditional financial guaranty, upon the occurrence of a credit event, which could require us to sell assets or otherwise generate liquidity in advance of any potential recoveries.

Competition in our industry may adversely affect our revenues.

        We face significant competition in our business, and our revenues and profitability could decline as a result of competition.

        The financial guaranty industry is highly competitive. The principal sources of direct and indirect competition are other financial guaranty insurance companies, most of which have greater financial resources and superior financial strength ratings than we do. Four companies, Ambac, FGIC, FSA and MBIA, accounted for the vast majority of the gross written premiums for the entire financial guaranty industry in 2003. We also face competition from other forms of credit enhancement, including structural enhancement incorporated in structured and other obligations and letters of credit, guaranties and credit derivatives provided primarily by foreign and domestic banks and other financial institutions, some of which are governmental enterprises or have been assigned the highest ratings awarded by one or more of the major rating agencies.

        There are also a relatively limited number of financial guaranty reinsurance companies. As a result, the industry is particularly vulnerable to swings in capacity based on the entry or exit of one or a small number of financial guaranty reinsurers.

        New entrants into the financial guaranty industry could have an adverse effect on our prospects either by furthering price competition or by reducing the aggregate demand for our reinsurance as a result of additional insurance capacity. The most significant barriers to entry for new financial guaranty competitors are rating agency requirements and regulatory capital requirements, as well as the limited availability of experienced management. New entrants or additional reinsurance capacity would likely have an adverse effect on our business. An investor group, which includes MBIA, recently announced the formation of a new Bermuda-based triple-A rated financial guaranty reinsurer, and we cannot assure you what impact, if any, such entity may have on the financial guaranty reinsurance market.

        With respect to mortgage guaranty reinsurance, we compete with a number of other reinsurance companies as well as with alternatives to reinsurance, including risk-sharing arrangements with affiliates of the mortgage insurers and lender-owned captives. Many of these competitors have greater experience and relationships in these markets. See also "Business—Competition."

We are dependent on key executives and the loss of any of these executives, or our inability to retain other key personnel, could adversely affect our business.

        Our success substantially depends upon our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of available qualified executives in the business lines in which we compete. Although we are not aware of any planned departures, we rely substantially upon the services of Dominic J. Frederico, our President and Chief Executive Officer, and Michael J.

Schozer, the President of Assured Guaranty Corp. Although each of these individuals will have employment agreements with us, we cannot assure you that we will be able to retain their services. The loss of the services of either of these individuals or other key members of our management team could adversely affect the implementation of our business strategy, which could have a material adverse effect on our business. We do not currently maintain key man life insurance policies with respect to any of our employees. The inability to attract and retain other talented personnel could also adversely affect our business.

Reduction in staffing levels could adversely affect our ability to successfully implement our new business strategy.

        In connection with the IPO and the implementation of our new business strategy, we are reducing our total headcount to approximately 100 people through reductions in force and attrition. Some of our employees who have left or who have been terminated had relevant experience and their loss could adversely affect our ability to successfully implement our new business strategy. In addition, if our new business strategy is successful in generating a substantial amount of new business, we may be required to seek additional staff. We cannot assure you that we will be able to identify and hire experienced new staff on a timely basis.

Our business could be adversely affected by Bermuda employment restrictions.

        Our location in Bermuda may serve as an impediment to attracting and retaining experienced personnel. Special considerations apply to our Bermuda operations. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent resident certificates or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda government. A work permit is only granted or extended if the employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent resident certificate or working resident certificate is available who meets the minimum standards for the position. The Bermuda government has announced a policy that places a six-year term limit on individuals with work permits, subject to specified exemptions for persons deemed to be key employees. All of our Bermuda-based employees who require work permits have been granted provisional permits by the Bermuda government, including our President and Chief Executive Officer, Chief Financial Officer, General Counsel and Secretary and Chief Actuary. It is possible that we could lose the services of one or more of our key employees if we are unable to obtain or renew their work permits, which could have a material adverse affect on our business.

We may be adversely affected by interest rate changes affecting the performance of our investment portfolio.

        Our operating results are affected, in part, by the performance of our investment portfolio. Changes in interest rates could also have an adverse effect on our investment income. For example, if interest rates decline, funds reinvested will earn less than expected. Our investment portfolio contains interest rate-sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Valuation of Investments."

        In addition, our investment portfolio includes mortgage-backed securities. As of December 31, 2003, mortgage-backed securities constituted approximately 25% of our invested assets. As with other fixed maturity investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to significant prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities are prepaid more quickly, requiring us to reinvest the proceeds at then-current market rates. During periods of rising interest rates, the frequency of prepayments generally decreases. Mortgage-backed securities having an amortized value less than par (i.e., purchased at a discount) may incur a decrease in yield or a loss as a result of slower prepayment.

        Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control. We do not engage in active management, or hedging, of interest rate risk, and may not be able to mitigate interest rate sensitivity effectively.

The performance of our invested assets affects our results of operations and cash flows.

        Income from our investment portfolio is one of the primary sources of cash flows supporting our operations and claim payments. For the years ended December 31, 2003, 2002 and 2001, our net investment income was $96.3 million, $97.2 million and $99.5 million, respectively, in each case exclusive of net realized gains on investments. If our calculations with respect to our policy liabilities are incorrect, or if we improperly structure our investments to meet these liabilities, we could have unexpected losses, including losses resulting from forced liquidation of investments before their maturity. The investment policies of our insurance subsidiaries are subject to insurance law requirements, and may change depending upon regulatory, economic and market conditions and the existing or anticipated financial condition and operating requirements, including the tax position, of our businesses.

        We have retained Lazard Freres Asset Management and Hyperion Capital Management, Inc. to manage our investment portfolio. The performance of our invested assets is subject to their performance in selecting and managing appropriate investments. These investment managers have discretionary authority over our investment portfolio within the limits of our investment guidelines.

Our net income may be volatile because a portion of the credit risk we assume is in the form of credit derivatives that are accounted for under FAS 133, which requires that these instruments be marked-to-market quarterly.

        Any event causing credit spreads (i.e., the difference in interest rates between comparable securities having different credit risk) on an underlying security referenced in a credit derivative in our portfolio either to widen or to tighten will affect the fair value of the credit derivative and may increase the volatility of our earnings. Credit derivatives are classified as derivatives under Statement of Financial Accounting Standards No. 133. Derivatives must be accounted for either as assets or liabilities on the balance sheet and measured at fair market value. Although there is no cash flow effect from this "marking to market," net changes in the fair market value of the derivative are reported in our statement of operations and therefore will affect our reported earnings. If the derivative is held to maturity and no credit loss is incurred, any gains or losses previously reported would be offset by corresponding gains or losses at maturity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Valuation of Derivative Financial Instruments."

        Common events that may cause credit spreads on an underlying municipal or corporate security referenced in a credit derivative to fluctuate include changes in the state of national or regional economic conditions, industry cyclicality, changes to a company's competitive position within an industry, management changes, changes in the ratings of the underlying security, movements in interest rates, default or failure to pay interest, or any other factor leading investors to revise expectations about the issuer's ability to pay principal and interest on its debt obligations. Similarly, common events that may cause credit spreads on an underlying structured security referenced in a credit derivative to fluctuate may include the occurrence and severity of collateral defaults, changes in demographic trends and their impact on the levels of credit enhancement, rating changes, changes in interest rates or prepayment speeds, or any other factor leading investors to revise expectations about the risk of the collateral or the ability of the servicer to collect payments on the underlying assets sufficient to pay principal and interest.

An increase in our subsidiaries' risk-to-capital ratio or leverage ratio may prevent them from writing new insurance.

        Rating agencies and insurance regulatory authorities impose capital requirements on our insurance subsidiaries. These capital requirements, which include risk-to-capital ratios, leverage ratios and surplus requirements, limit the amount of insurance that our subsidiaries may write. Our insurance subsidiaries have several alternatives available to control their risk-to-capital ratios and leverage ratios, including obtaining capital contributions from us, purchasing reinsurance or entering into other loss mitigation agreements, or reducing the amount of new business written. However, a material reduction in the statutory capital and surplus of a subsidiary, whether resulting from underwriting or investment losses or otherwise, or a disproportionate increase in the amount of risk in force, could increase a subsidiary's risk-to-capital ratio or leverage ratio. This in turn could require that subsidiary to obtain reinsurance for existing business (which may not be available, or may be available on terms that we consider unfavorable), or add to its capital base to maintain its financial strength ratings. Failure to maintain such ratings could limit that subsidiary's ability to write new business, which could materially adversely affect our results of operations and financial condition.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

        Our capital requirements depend on many factors, including our in-force book of business and rating agency capital requirements. To the extent that our existing capital is insufficient to meet these requirements and/or cover losses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected.

Adequate soft capital support may not be available.

        Financial guaranty insurers and reinsurers typically rely on providers of lines of credit, credit swap facilities and similar capital support mechanisms (often referred to as "soft capital") to supplement their "hard capital." The ratings of soft capital providers directly affect the level of capital credit which the rating agencies attribute to the financial guaranty insurer or reinsurer when rating its financial strength. We intend to maintain soft capital facilities with providers having ratings adequate to provide the desired capital credit, although no assurance can be given that one or more of the rating agencies will not downgrade or withdraw the applicable ratings of such providers in the future. In addition, we cannot assure you that an acceptable replacement provider would be available in that event.

We may require additional liquidity in the future, which may not be available or may be available only on unfavorable terms.

        We require liquidity in order to pay our operating expenses, interest on our debt and dividends on our common shares, and to make capital investments in our operating subsidiaries. We anticipate that our need for liquidity will be met by (1) the ability of our subsidiaries to pay dividends or to make other payments to us, (2) external financings, and (3) income from our investment portfolio. Some of our subsidiaries are subject to legal and rating agency restrictions on their ability to pay dividends and make other permitted payments, and external financing may or may not be available to us in the future on satisfactory terms. Our other subsidiaries are subject to legal restrictions on their ability to pay dividends and distributions. See "Dividend Policy" and "Business—Regulation." While we believe that we will have sufficient liquidity to satisfy our needs over the next 12 months, there can be no assurance that adverse market conditions, changes in insurance regulatory law or changes in general economic condition that adversely affect our liquidity will not occur. Similarly, there can be no assurance that adequate liquidity will be available to us on favorable terms in the future.

        Liquidity at our operating subsidiaries is used to pay operating expenses, claims, reinsurance premiums and dividends to us, as well as, where appropriate, to make capital investments in their own subsidiaries. Liquidity at the issuer is also used to make payments under the Tax Allocation Agreement with ACE Financial Services, described under "Relationship with ACE—Tax Allocation Agreement." While we believe that the operating cash flows of our subsidiaries will be sufficient to meet their needs, we cannot assure you that this will be the case, nor can we assure you that existing liquidity facilities will prove adequate to their needs, or be available to them on favorable terms in the future.

Changes in tax laws could reduce the demand or profitability of financial guaranty insurance, or negatively impact our investment portfolio.

        Any material change in the U.S. tax treatment of municipal securities, the imposition of a "flat tax," the imposition of a national sales tax in lieu of the current federal income tax structure in the United States, or changes in the treatment of dividends, could adversely affect the market for municipal obligations and, consequently, reduce the demand for financial guaranty insurance and reinsurance of such obligations.

        The Jobs and Growth Tax Relief Reconciliation Act of 2003, enacted in May 2003, significantly reduces in certain situations the federal income tax rate for individuals on dividends and long-term capital gains through 2008. This tax change may adversely affect the market for municipal obligations and, consequently, reduce the demand for financial guaranty insurance and reinsurance of these obligations, which could reduce our revenue and profitability from the writing of such insurance and reinsurance. Future potential changes in U.S. tax laws might also affect demand for municipal securities and for financial guaranty insurance and reinsurance of those obligations.

        Changes in U.S. federal, state or local laws that materially adversely affect the tax treatment of municipal securities or the market for those securities, or other changes negatively affecting the municipal securities market, also may adversely impact our investment portfolio, a significant portion of which is invested in tax-exempt instruments. These adverse changes may adversely affect the value of our tax-exempt portfolio, or its liquidity.

Legislative and regulatory changes and interpretations could harm our business.

        Changes in laws and regulations affecting insurance companies, the municipal and structured securities markets, the financial guaranty and mortgage guaranty insurance and reinsurance markets and the credit derivatives markets, as well as other governmental regulations, may subject us to additional legal liability, or affect the demand for the products that we provide. For example, recent uncertainty regarding the accounting for structured securities significantly, though temporarily, reduced new issuances of certain types of structured securities.

Our ability to meet our obligations, including in respect of the notes and the guarantees, may be constrained by our holding company structure.

        Assumed Guaranty and Holdings are both holding companies and, as such, have no direct operations of their own. They do not expect to have any significant operations or assets other than their ownership of the shares of their subsidiaries. Dividends and other permitted payments from their operating subsidiaries are expected to be their primary source of funds to meet ongoing cash requirements, including debt service payments and other expenses. Their insurance subsidiaries are subject to regulatory and rating agency restrictions limiting their ability to declare and to pay dividends and make other payments to Assured Guaranty or Holdings, as applicable. The inability of our insurance subsidiaries to pay sufficient dividends and make other permitted payments to us could have a material adverse effect on our ability to satisfy our ongoing cash requirements, including in respect of the notes and the guarantees, and on our ability to pay dividends to our shareholders. For more information regarding these limitations, see "Business—Regulation."

        Our insurance subsidiaries have no obligation to pay interest or principal due on the notes or to make funds available to us for that purpose, whether in the form of loans, dividends or other distributions. Accordingly, our ability to repay the notes at maturity or otherwise may de dependent upon our ability to refinance the notes, which will in turn depend, in large part, upon factors beyond our control.

ACE has the ability to exert significant influence over our operations.

        ACE beneficially owns approximately 35% of our common shares (approximately 25% if the underwriters' option to purchase additional common shares in the IPO is exercised in full). In addition, two of our directors, including our President and Chief Executive Officer, are also directors of ACE. Prior to the IPO, our Chairman, Donald Kramer, was Vice Chairman and a director of ACE and, though he is no longer a director of ACE, remains employed by ACE. ACE will have the ability to exert significant influence over our policies and affairs, the election of our board of directors and any action requiring a shareholder vote, including amendments to our Bye-Laws and approval of business combinations. The interests of ACE may differ from the interests of our other shareholders in some respects. See "Relationship with ACE."

ACE may have conflicts of interest with us.

        ACE has entered into agreements with us which may give rise to conflicts of interest. See "Formation Transactions" and "Relationship with ACE." In addition, ACE has invested in, and may in the future invest in, other entities engaged in or intending to engage in financial or mortgage guaranty insurance and reinsurance, some of which may compete with us. ACE has also entered into, or may in the future enter into, agreements with companies that may compete with us. We do not have any agreement or understanding with ACE regarding the resolution of potential conflicts of interest. In addition, we may not be in a position to influence ACE's decision to engage in activities that would give rise to a conflict of interest. ACE may take actions that are not in our best interests.

We are dependent on certain contractual arrangements with ACE and we may be unable to replace these arrangements with similar or more favorable agreements upon their expiration.

        In connection with the IPO and the transactions described under "Formation Transactions" and "Relationships with ACE," we and our insurance subsidiaries have entered into a series of agreements with ACE and its affiliates. See "Formation Transactions" and "Relationship with ACE." The board of directors existing prior to the IPO has approved the terms of these agreements, but the agreements will not be reviewed or approved by the independent directors who have joined our board upon completion of the IPO. These agreements became effective shortly after the completion of the IPO. Several of these agreements govern our relationship with ACE and its affiliates with respect to various services that ACE and its affiliates have agreed to provide to us following the completion of the IPO. After the expiration of these agreements, we may not be able to replace these services and arrangements in a timely manner or on terms and conditions, including cost, as favorable as those we have with ACE. In addition, we have entered into reinsurance arrangements and other transactions with ACE with respect to the businesses that we have exited in connection with the IPO. These arrangements and other transactions have been approved by our board existing prior to the IPO but have not been and will not be approved by the independent directors that have joined our board since completion of the IPO. See "Relationship with ACE" and "Business—Other."

We will have significant reinsurance recoverables from ACE.

        As previously described, we have entered into reinsurance arrangements and other transactions with ACE with respect to the businesses that we have exited in connection with the IPO. As a result, we expect to have substantial reinsurance recoverables from ACE and therefore will be subject to the risk that ACE cannot or will not pay amounts owed to us under these reinsurance arrangements. In connection with the IPO, we entered into several reinsurance agreement with subsidiaries of ACE described under "Relationships with ACE—Reinsurance Transactions" that are considered retroactive reinsurance contracts. Under applicable accounting rules related to retroactive reinsurance, we would not be able recognize a reinsurance recoverable on future adverse loss development, if applicable, until we pay the underlying loss and we are reimbursed by ACE. This difference in timing will cause our results of operations to otherwise be lower during the period in which we recognize a loss for adverse development on one of these agreements, notwithstanding the reinsurance, and will be recaptured through income in the period in which we actually pay the underlying loss.

Assured Guaranty is a Bermuda company and it may be difficult for you to enforce judgments against Assured Guaranty or against its directors and executive officers.

        Assured Guaranty is incorporated pursuant to the laws of Bermuda and its business is based in Bermuda. In addition, certain of Assured Guaranty's directors and officers reside outside the United States, and a portion of its assets and the assets of such persons may be located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon Assured Guaranty or those persons, or to recover against Assured Guaranty or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against Assured Guaranty or its directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda; however, a Bermuda court may impose civil liability, including the possibility of monetary damages, on it or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

        Assured Guaranty has been advised by Conyers Dill & Pearman, our special Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against Assured Guaranty or its directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws, or original actions brought in Bermuda against Assured Guaranty or such persons predicated solely upon U.S. federal securities laws. Further, Assured Guaranty has been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce the judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to public policy in Bermuda. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against Assured Guaranty based upon such judgments.

A newspaper quote from a proposed member of the underwriting syndicate in the IPO could result in Securities Act liability to us.

        Prior to the effectiveness of the registration statement covering our IPO, an analyst of Fox-Pitt, Kelton, Inc, a proposed member of the underwriting syndicate in the IPO, was quoted in a newspaper article expressing an opinion as to the expected trading value of our common shares relative to other companies in our industry. We did not have any involvement in the preparation of the article nor did we ask the analyst to express any opinion regarding this offering or the expected trading value of our common shares. Fox-Pitt, Kelton, Inc. elected not to participate in the IPO.

        An investor in our IPO might assert that the newspaper article constitutes a prospectus that does not meet the requirements of the Securities Act of 1933. If the newspaper article were to be found to be a prospectus that did not meet the requirements of the Securities Act, persons who read the newspaper article and who purchased our common shares in the IPO may have the right, for a period of one year from the date of the violation, to obtain recovery of the consideration paid in connection with their purchase of our common shares or, if they had already sold their common shares, attempt to recover losses resulting from their purchase of our common shares. Any liability would depend on the number of common shares purchased by the recipients.

Risks Relating to the Notes and the Guarantees

The terms of the notes and the guarantees do not restrict our ability to incur additional unsecured debt, pay dividends or repurchase our securities.

        Neither the guarantor nor its subsidiaries, including the issuer, are restricted under the terms of the indenture governing the notes from incurring additional unsecured debt. If the guarantor or the issuer were to incur additional debt or liabilities, their ability to pay their obligations in respect of the guarantees and the notes, as the case may be, could be adversely affected. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

The notes will be effectively subordinated to the debts and obligations of our subsidiaries.

        Since both the guarantor and the issuer are holding companies, their rights and the rights of their creditors (including the holders of the notes) to participate in any distribution of the assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise would be subject to prior claims of the subsidiary's creditors, except to the extent that the guarantor or the issuer, as the case may be, may itself be a creditor with recognized claims against the subsidiary. The right of creditors of the issuer (including the holders of the notes) and the guarantor (including the holders of the notes who are creditors of the guarantor by virtue of the guarantees) to participate in the distribution of the stock owned by them in certain of their respective subsidiaries, including their insurance subsidiaries, may also be subject to approval by certain insurance regulatory and other authorities having jurisdiction over such subsidiaries.

        None of our subsidiaries will guarantee the notes. As a result of the foregoing, the notes will effectively be subordinated to the prior payment of all of the existing and future liabilities and obligations (including trade payables) of our subsidiaries (other than the issuer). The notes do not limit the ability of any of our subsidiaries to incur additional indebtedness, liabilities and obligations.

Our option to redeem the notes in certain circumstances may adversely affect your return on the notes.

        The notes will be redeemable at our option under the circumstances and on the terms described under "Description of Notes and Guarantees." Redemption may occur at a time when prevailing interest rates are relatively low. If this happens, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the redeemed notes.

Absence of a public market for the notes could cause purchasers of the notes to be unable to resell them for an extended period of time.

        There is no established public trading market for the notes. The notes will not be listed on any securities exchange or included in any automated quotation system. We cannot assure you that an active trading market for the notes will develop or, if such market develops, how liquid it will be. If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. If a market for the notes develops, any such market may be discontinued at any time. If a public trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including our financial condition, the notes may trade at a discount from their principal amount.

FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance and reinsurance industries in general. Statements which include the words "expect," "intend," "plan," "believe," "project," "anticipate," "may," "will," "continue," "further," "seek," and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

        All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under "Risk Factors" above and the following:

  •
  downgrades of the financial strength ratings assigned by the major rating agencies to any of our insurance subsidiaries at any time, which has occurred in the past;

  •
  our inability to execute our new business strategy;

  •
  developments in the world's financial and capital markets that adversely affect our loss experience, the demand for our products or our investment returns;

  •
  more severe losses or more frequent losses associated with our products;

  •
  changes in regulation or tax laws applicable to us, our subsidiaries or customers;

  •
  decreased demand for our insurance or reinsurance products or increased competition in our markets;

  •
  loss of key personnel;

  •
  the effects of mergers, acquisitions and divestitures;

  •
  changes in accounting policies or practices; and

  •
  changes in general economic conditions, including interest rates and other factors.

        The foregoing review of important factors should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

        If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or to individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

FORMATION TRANSACTIONS

        Assured Guaranty Corp., our financial guaranty insurance subsidiary, was organized in 1985 and has been writing financial guaranty coverages since January 1988. In April 1992, Assured Guaranty Corp.'s parent, Capital Re, became a public company. In February 1994, Capital Re entered the mortgage business with the formation of Assured Guaranty Mortgage, a New York domiciled insurance company. Shortly thereafter, AGRO was formed as a Bermuda-domiciled insurance company. In December 1999, ACE acquired Capital Re.

        Assured Guaranty was incorporated in Bermuda in August 2003 for the sole purpose of becoming a holding company for ACE's subsidiaries conducting its financial and mortgage guaranty businesses, which we refer to as the "transferred businesses," in connection with our IPO. Certain of the transferred businesses were originally conducted by subsidiaries of Capital Re.

        As part of the overall plan of formation of Assured Guaranty, the following formation transactions occurred:

  •
  ACE, through a U.S. subsidiary, formed Assured Guaranty US Holdings as a Delaware holding company to hold the shares of Assured Guaranty Corp. and Assured Guaranty Financial Products.

  •
  ACE's U.S. subsidiary transferred the shares of Assured Guaranty Corp. and Assured Guaranty Financial Products to Assured Guaranty US Holdings in exchange for stock of Assured Guaranty US Holdings and a $200 million promissory note.

  •
  AGRO transferred 100% of the stock ownership in ACE Capital Title to ACE Bermuda in exchange for a $39.5 million promissory note which has since been repaid.

        Subsequent to entering into the underwriting agreement with respect to the IPO, ACE transferred its common shares to ACE Bermuda and caused:

  •
  its U.S. subsidiary to transfer 100% of the stock ownership in Assured Guaranty US Holdings and Assured Guaranty Finance Overseas to us in exchange for 35,171,000 of our common shares and two promissory notes of Assured Guaranty in an aggregate amount of $1 million; and

  •
  a Bermuda subsidiary to transfer 100% of the stock of AGRI to us in exchange for 38,629,000 of our common shares and a $1 million promissory note of Assured Guaranty.

        Each of our operating subsidiaries conducted business under names including "ACE," "AGR" and/or "Capital Re." As part of the formation transactions we have changed, or are in the process of changing, the names of each of these subsidiaries to the respective names set forth in this prospectus (or derivations of these names).

        ACE and its subsidiaries also entered into a number of transactions with our subsidiaries in order to reinsure or otherwise assume certain risks related to the businesses reported in our other segment. See "Relationship with ACE."

        We also entered into a number of other agreements with ACE and its subsidiaries that govern certain aspects of our relationship with ACE after the IPO, including services agreements under which ACE and its subsidiaries have agreed to provide certain services to us for a period of time after the IPO.

        ACE beneficially owns 26,000,000 common shares, or approximately 35% of our outstanding common shares (18,650,000 common shares, or approximately 25% of our outstanding common shares if the underwriters' option to purchase additional common shares in the IPO is exercised in full).

        In addition, upon completion of these formation transactions and completion of the IPO, unvested stock options to purchase ACE ordinary shares held by our officers or employees immediately vested and any unvested restricted ACE ordinary shares held by these individuals were forfeited. We expect to incur an after-tax charge in the second quarter of 2004 of approximately $9.5 million relating to the accelerated vesting of stock options and additional compensation we are providing to our officers or employees in exchange for their forfeiture of their restricted shares. See "Management—Transaction from ACE to Assured Guaranty Plans."

ASSURED GUARANTY US HOLDINGS INC.

        Assured Guaranty US Holdings Inc., the issuer of the notes, was formed in connection with the transactions described under "Formation Transactions" as a holding company to hold the shares of Assured Guaranty Corp. and Assured Guaranty Financial Products. It is a wholly owned subsidiary of Assured Guaranty and was formed under the laws of the State of Delaware in February 2004. Its principal executive offices are at 1325 Avenue of the Americas, New York, New York, and its telephone number is (212) 974-0100.

USE OF PROCEEDS

        The net proceeds from the issue of the notes are estimated to be approximately $195.2 million (after deducting underwriting discounts and commissions and other offering expenses) and will be used to repay indebtedness owed to a subsidiary of ACE that was incurred in connection with the formation transactions described under "Formation Transactions." This indebtedness matures at the earlier of (i) September 30, 2004 and (ii) the closing of this offering. The indebtedness bears interest at 1.5% per year.

CAPITALIZATION OF ASSURED GUARANTY

        The table below shows Assured Guaranty's combined capitalization as of December 31, 2003, on a pro forma basis giving effect to the formation transactions described under "Formation Transactions," the transactions described under "Supplemental Pro Forma Condensed Combined Financial Information (Unaudited)" beginning on page F-57 and as further adjusted to give effect to issuance of the notes in this offering and the application of the net proceeds from this offering.

        You should read this table in conjunction with "Use of Proceeds," "Selected Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and related notes that are included elsewhere in this prospectus.

	As of December 31, 2003
	Actual	Pro forma	Pro forma As Adjusted
	($ in millions, except per share amounts)
Debt:
Monthly income preferred securities of affiliate(1)	$75.0	—	$—
Promissory note to ACE	—	$200.0	—
Notes offered hereby			$200.0

Total debt	$75.0	$200.0	$200.0

Shareholder's equity:
Common shares, $0.01 par value, 500,000,000 shares authorized, 75,937,417 shares issued and outstanding pro forma	$16.4	$0.8	$0.8
Additional paid-in capital	955.5	1,247.5	1,247.5
Unearned stock grant compensation	(5.5)	(17.8)	(17.8)
Retained earnings	390.0	—	—
Accumulated other comprehensive income	81.2	81.2	81.2

Total shareholder's equity	1,437.6	1,311.6	1,311.6

Total capitalization	$1,512.6	$1,511.6	$1,511.6

Ratio of total debt to total capitalization	5.0%	13.2%	13.2%

(1)
Represents $75 million of Monthly Income Preferred Securities of Capital Re LLC. Capital Re LLC remains a subsidiary of ACE.

SELECTED COMBINED FINANCIAL INFORMATION

        The following table sets forth selected combined financial and other information of Assured Guaranty. The selected combined statement of operations data for each of the years ended December 31, 2003, 2002, and 2001 and the selected combined balance sheet data as of December 31, 2003 and 2002 are derived from Assured Guaranty's audited combined financial statements, which have been prepared in accordance with GAAP and appear elsewhere in this prospectus. The selected combined statement of operations data for the year ended December 31, 2000 and the selected combined balance sheet data as of December 31, 2001 are derived from Assured Guaranty's audited combined financial statements, which have been prepared in accordance with GAAP. The selected combined statement of operations data for the year ended December 31, 1999 and the selected combined balance sheet data as of December 31, 2000 and 1999 are derived from Assured Guaranty's unaudited combined financial statements.

        You should read the following selected combined financial information together with the other information contained in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2003	2002	2001	2000	1999(1)
	($ in millions)
Statement of operations data:
Gross written premiums	$349.2	$417.2	$442.9	$206.0	$203.5
Net written premiums(2)	491.5	352.5	206.6	188.6	198.9
Net earned premiums	$310.9	$247.4	$293.5	$140.7	$192.6
Net investment income	96.3	97.2	99.5	98.1	73.3
Net realized investment gains (losses)	5.5	7.9	13.1	8.6	(6.5)
Unrealized gains (losses) on derivative financial instruments	98.4	(54.2)	(16.3)	—	—
Other income	1.2	3.6	2.9	2.5	5.0

Total revenues	512.3	302.0	392.9	249.9	264.4

Loss and loss adjustment expenses	144.6	120.3	177.5	30.4	201.8
Profit commission expense	9.8	8.5	9.0	10.8	11.0
Acquisition costs	64.9	48.4	51.1	49.1	42.3
Operating expenses	41.0	31.0	29.8	26.2	24.1
Goodwill amortization	—	—	3.8	3.8	—
Interest expense	5.7	10.6	11.5	11.5	11.5

Total expenses	266.1	218.8	282.8	131.8	290.7

Income (loss) before income taxes	246.2	83.2	110.1	118.1	(26.4)
Provision (benefit) for income taxes	31.7	10.6	22.2	24.9	(10.6)

Net income before cumulative effect of new accounting standard	214.5	72.6	87.9	93.2	(15.7)
Cumulative effect of new accounting standard, net of taxes	—	—	(24.1)	—	—

Net income (loss)	$214.5	$72.6	$63.8	$93.2	$(15.7)

	Year Ended December 31,
	2003	2002	2001	2000	1999
	($ in millions)
Balance sheet data (end of period):
Investments and cash	$2,222.1	$2,061.9	$1,710.8	$1,549.6	$1,292.3
Prepaid reinsurance premiums	11.0	179.5	171.5	28.8	28.6
Total assets	2,857.9	2,719.9	2,322.1	1,913.7	1,622.2
Unearned premium reserve	625.4	613.3	500.3	444.6	396.8
Reserve for losses and loss adjustment expenses	522.6	458.8	401.1	171.0	195.4
Long-term debt	75.0	75.0	150.0	150.0	150.0
Total liabilities	1,420.2	1,462.6	1,260.4	919.2	840.7
Accumulated other comprehensive income	81.2	89.0	43.3	42.3	—
Shareholder's equity	1,437.6	1,257.2	1,061.6	994.5	781.6
Per share data:(3)
Earnings per share:
Basic	$2.86	$0.97	$0.85	$1.24	$(0.21)
Diluted	2.86	0.97	0.85	1.24	(0.21)
Book value per share	19.17	16.76	14.15	13.26	10.42
GAAP financial information:
Loss and loss adjustment expense ratio(4)	46.5%	48.6%	60.5%	21.6%	104.8%
Expense ratio(5)	37.2	35.5	30.6	61.2	40.2

Combined ratio	83.7%		84.1%		91.1%		82.8%		145.0%

Ratio of earnings to fixed charges(6)	36.49	x	8.18	x	9.90	x	10.89	x	—
Pro forma ratio of earnings to fixed charges(6)	19.18	x	—		—		—		—
Statutory financial information:
Contingency reserve(7)	$410.5		$315.5		$228.9		$183.8		$155.1
Policyholders' surplus	980.5		835.4		833.2		786.0		464.6
Additional financial guaranty information (end of period):
Net in-force business (principal and interest)	$130,047		$124,082		$117,909		$102,744		$94,035
Net in-force business (principal only)	87,524		80,394		75,249		65,756		59,073
Present value of gross premiums written(8)	238.8		215.5		195.0		139.5
Net present value of installment premiums in-force(9)	309.8		260.2		159.7		94.0

(1)
ACE purchased the entities comprising Assured Guaranty as part of its purchase of Capital Re on December 30, 1999. The selected combined statement of operations data for the year ended December 31, 1999 reflects the financial position and results of operations of the entities as included in Capital Re's financial statements during those periods. The remaining selected combined financial information represents the financial position and results of operations of the entities comprising Assured Guaranty based on ACE's purchase accounting basis in the entities. The principal differences are $94.6 million of goodwill at December 31, 1999 and related goodwill amortization of $3.8 million in each of the years ended December 31, 2001 and 2000.

(2)
Net written premiums exceeded gross written premiums for the year ended December 31, 2003 due to $154.8 million of return premium from two terminated ceded reinsurance contracts.

(3)
Based on 75,000,000 shares outstanding immediately prior to the IPO.

(4)
The loss and loss adjustment expense ratio is calculated by dividing loss and loss adjustment expenses by net earned premiums.

(5)
The expense ratio is calculated by dividing the sum of profit commission expense, acquisition costs and operating expenses by net earned premiums.

(6)
For purposes of computing these ratios, earnings consist of net income before income tax expense (excluding interest costs capitalized) plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest costs (including interest costs capitalized) plus one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of such rentals). Due to our loss in 1999, our fixed charges exceeded our earnings (as computed under applicable SEC rules for this purpose) by $26.4 million. Pro forma ratio is calculated by assuming the sale of $200,000,000 aggregate principal amount of notes in this offering with an effective interest cost (after giving effect to hedging transactions) of 6.00%, the net proceeds of which are applied as discussed under "Use of Proceeds."

(7)
Under statutory accounting principles, financial guaranty and mortgage guaranty insurers are required to establish contingency reserves based on a specified percentage of premiums. A contingency reserve is an additional liability reserve established to protect policyholders against the effects of adverse economic developments or cycles or other unforeseen circumstances.

(8)
Represents gross premiums related to financial guaranty contracts written in the current period, including the full amount of upfront premiums received and the present value of all installment premiums, discounted at 6% per year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Results of Operations" for a reconciliation to gross written premiums. Information for years prior to 2000 is unavailable.

(9)
Represents the present value of installment premiums on all in-force financial guaranty business, net of reinsurance ceded and ceding commissions, discounted at 6% per year. Information for years prior to 2000 is unavailable.

PRO FORMA COMBINED FINANCIAL INFORMATION OF ASSURED GUARANTY

        As a newly formed company, Assured Guaranty has no actual results of operations. In this prospectus, we therefore are presenting pro forma combined financial information with respect to the businesses that ACE has transferred to us as described under "Formation Transactions," upon the completion of the IPO. This pro forma combined financial information is intended to illustrate the performance of our business following completion of the IPO and as if we had commenced our operations as of the beginning of the year presented.

        The pro forma adjustments include (a) the estimated incremental operating costs that we will incur as a stand-alone public company, primarily a holding company executive management team, board of directors' fees, directors' and officers' liability insurance, independent auditors' fees, and the cost of changes in vendors or payment terms related to certain services currently provided by ACE, (b) long-term debt included in the historical combined financial statements that will be excluded from the transactions described under "Formation Transactions," and interest thereon, (c) the estimated effects of debt expected to be issued (and related interest expense at 6% per year) and related return of capital to ACE as described under "Formation Transactions," (d) the incremental cost of separate executive stock option and restricted stock programs, and (e) related U.S. income taxes at 35%, where applicable.

        We caution that the pro forma condensed combined balance sheet and pro forma condensed combined statement of operations presented herein are not indicative of the actual results that we will achieve once we commence operations. Many factors may cause our actual results to differ materially from the pro forma condensed combined balance sheet and statement of operations, including our exit from the lines of business included in our other segment, our underwriting results, the amount of our investment income, and other factors.

        The following table summarizes the pro forma effects on historical combined net income for the year ended December 31, 2003 and on historical combined shareholder's equity as of December 31, 2003. Further details on the pro forma adjustments and the individual financial statement line items that will be affected are included in our supplemental pro forma condensed combined financial information (unaudited) included elsewhere in this prospectus. See "Supplemental Pro Forma Condensed Combined Financial Information (Unaudited)" beginning on page F-57.

		Year Ended December 31, 2003	As of December 31, 2003
		($ in millions)
Historical combined net income		$214.5
Historical combined shareholder's equity			$1,437.6
(a)	Estimated incremental operating costs	(14.0)
(b)	Interest on long-term debt retained by ACE	5.7
	Long-term debt retained by ACE		75.0
(c)	Interest on long-term debt to be issued	(12.0)
	Return of capital to ACE		(200.0)
(d)	Stock option and restricted stock programs	(1.6)	(2.8)
(e)	Related income tax benefit	5.0	1.8

Pro forma net income		$197.6

Pro forma shareholder's equity			$1,311.6

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Please see "Forward-Looking Statements" for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings "Risk Factors" and "Forward-Looking Statements."

Executive Summary

        We are a Bermuda-based company providing credit enhancement products to the municipal finance, structured finance and mortgage markets. We apply our credit expertise, risk management skills and capital markets experience to develop insurance, reinsurance and credit derivative products that meet the credit enhancement needs of our customers. We market our products directly and through financial institutions. We serve the U.S. and international markets.

        Our financial results include three operating segments: financial guaranty direct, financial guaranty reinsurance and mortgage guaranty. For financial reporting purposes, we have a fourth segment, which we refer to as other. The other segment consists of a number of businesses that we have exited including equity layer credit protection, trade credit reinsurance, title reinsurance, life, accident and health reinsurance ("LA&H") and auto residual value reinsurance. Because we exited some of these businesses after December 31, 2003, our results of operations for the quarter ended March 31, 2004 will reflect the results of operations of these businesses through the date as of which we exited them.

        We derive our revenues principally from premiums from our insurance, reinsurance and credit derivative businesses, net investment income, net realized gains and losses from our investment portfolio and unrealized gains and losses on derivative financial instruments. Our premiums are a function of the amount and type of contracts we write as well as prevailing market prices. We receive premiums on an upfront basis when the policy is issued or the contract is executed and/or on an installment basis over the life of the applicable transaction.

        Our investment income is a function of our invested assets and the yield that we earn on those assets. The investment yield will be a function of market interest rates at the time of investment as well as the type, credit quality and maturity of our invested assets. In addition, we could realize capital gains or losses on securities in our investment portfolio as a result of changing market conditions, including changes in market interest rates, and changes in the credit quality of our invested assets.

        Unrealized gains and losses on derivative financial instruments are a function of changes in the estimated fair value of our credit derivative contracts. We expect these unrealized gains and losses to fluctuate primarily based on changes in credit spreads and the credit quality of the referenced entities. We generally hold these derivative contracts to maturity. Where we hold a derivative contract to maturity, the cumulative unrealized gains and losses will net to zero if we incur no credit losses on that contract.

        We expect that our expenses will primarily consist of losses and loss adjustment expenses ("LAE"), profit commission expense, acquisition costs, operating expenses, interest expense and income taxes. Losses and LAE will be a function of the amount and types of business we write. Losses and LAE are based upon estimates of the ultimate aggregate losses inherent in the portfolio. The risks that we will take have a low expected frequency of loss and generally will be investment grade at the time we accept the risk. Profit commission expense represents payments made to ceding companies generally based on the profitability of the business reinsured by us. Acquisition costs are related to the production of new business. Certain acquisition costs are deferred and recognized over the period in which the related premiums are earned. Operating expenses consist primarily of salaries and other employee-related costs. These costs will not vary with the amount of premiums written. We estimate that our incremental expenses in connection with becoming a public company are approximately $14.0 million per year, primarily attributable to the salaries of our executive officers and other public company expenses. In November 2003 and February 2004, we reduced our personnel and other expenses and, as a result, expect to save approximately $16.0 million of operating expenses per year on an annualized basis. Interest expense will be a function of outstanding debt and the contractual interest rate related to that debt. Income taxes will be a function of our profitability and the applicable tax rate in the various jurisdictions in which we do business.

        In connection with the IPO, we entered into several reinsurance agreement with subsidiaries of ACE described under "Relationship with ACE—Reinsurance transactions" that are considered retroactive reinsurance contracts. Under applicable accounting rules related to retroactive reinsurance, we would not be able to recognize a reinsurance recoverable on future adverse loss development, if applicable, until we pay the underlying loss and we are reimbursed by ACE. This difference in timing will cause our results of operations to otherwise be lower during the period in which we recognize a loss for adverse development on one of these agreements, notwithstanding the reinsurance, and will be recaptured through income in the period in which we actually pay the underlying loss.

Critical Accounting Policies

        Our combined financial statements include amounts that, either by their nature or due to requirements of GAAP, are determined using estimates and assumptions. The actual amounts realized could ultimately be materially different from the amounts currently provided for in our combined financial statements. We believe the items requiring the most inherently subjective and complex estimates to be reserves for losses and LAE, valuation of derivative financial instruments, valuation of investments, other than temporary impairments of investments, premium revenue recognition, deferred acquisition costs and deferred income taxes. An understanding of our accounting policies for these items is of critical importance to understanding our combined financial statements. The following discussion provides more information regarding the estimates and assumptions used for these items and should be read in conjunction with the notes to our combined financial statements.

  Reserve for Losses and Loss Adjustment Expenses

        Reserve for losses and LAE includes case reserves, incurred but not reported reserves ("IBNR") and portfolio reserves.

        Case reserves are established when specific insured obligations are in or near default. Case reserves represent the present value of expected future loss payments and LAE, net of estimated recoveries but before considering ceded reinsurance from insured obligations that are in or near default. Financial guaranty insurance and reinsurance case reserves are discounted at 6.0%, which is the approximate taxable equivalent yield on the investment portfolio in all periods presented.

        IBNR is an estimate of the amount of losses where the insured event has occurred but the claim has not yet been reported to us. In establishing IBNR, we use traditional actuarial methods to estimate the reporting lag of such claims based on historical experience, claim reviews and information reported by ceding companies. We record IBNR for mortgage guaranty reinsurance within our mortgage guaranty segment and for title reinsurance, auto residual value reinsurance and trade credit reinsurance within our other segment.

        We also record portfolio reserves for our financial guaranty insurance and reinsurance, credit derivatives and mortgage guaranty reinsurance. Portfolio reserves are established with respect to the portion of our business for which case reserves have not been established. Portfolio reserves are established in an amount equal to the portion of actuarially estimated ultimate losses related to premiums earned to date as a percentage of total expected premiums for that in-force business. Actuarially estimated ultimate losses of financial guaranty exposures are developed considering the net par outstanding of each insured obligation, taking account of the probability of future default, the expected timing of the default and the expected recovery following default. These factors vary by type of issue (for example municipal, structured finance or corporate), current credit rating and remaining term of the underlying obligation and are principally based on historical data obtained from rating agencies. Actuarially estimated ultimate losses on mortgage guaranty reinsurance are principally determined based on the historical industry loss experience, net of expected recoveries. During an accounting period, portfolio reserves principally increase or decrease based on changes in the aggregate net amount at risk and the probability of default resulting from changes in credit quality of insured obligations, if any.

        We update our estimates of loss and LAE reserves quarterly. Loss assumptions used in computing loss and LAE reserves are updated periodically for emerging experience, and any resulting changes in reserves are recorded as a charge or credit to earnings in the period such estimates are changed. Due to the inherent uncertainties of estimating loss and LAE reserves, actual experience may differ from the estimates reflected in our combined financial statements, and the differences may be material.

        The following tables summarize our reserve for losses and LAE by segment, by type of reserve and by segment and type of reserve as of the dates presented. For an explanation of changes in these reserves see "—Combined Results of Operations."

	As of December 31,
	2003	2002	2001
	($ in millions)
By segment:
Financial guaranty direct	$29.9	$26.0	$8.9
Financial guaranty reinsurance	72.8	47.2	65.3
Mortgage guaranty	24.1	28.7	31.4
Other	395.7	356.9	295.4

Total	$522.6	$458.8	$401.1

	As of December 31,
	2003	2002	2001
	($ in millions)
By type of reserve:
Case basis	$128.9	$122.1	$53.5
IBNR	319.0	281.1	269.0
Portfolio	74.6	55.6	78.5

Total	$522.6	$458.8	$401.1

	As of December 31, 2003
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Mortgage Guaranty	Other	Total
	($ in millions)
By segment and type of reserve:
Case basis	$2.0	$35.3	$1.8	$89.8	$128.9
IBNR	—	—	13.1	305.9	319.0
Portfolio	27.9	37.5	9.2	—	74.6

Total	$29.9	$72.8	$24.1	$395.7	$522.6

        The following table sets forth the financial guaranty in-force portfolio by underlying rating:

	As of December 31, 2003
Ratings	Net Par Outstanding	% of Net Par Outstanding
	($ in billions)
AAA	$26.2	29.9%
AA	17.6	20.1
A	29.9	34.2
BBB	12.3	14.1
Below investment grade	1.5	1.7

Total exposures	$87.5	100.0%

        Our risk management department is responsible for monitoring our portfolio of credits and maintains a list of closely monitored credits. The closely monitored credits are divided into four categories: Category 1 (low priority; fundamentally sound, greater than normal risk); Category 2 (medium priority; weakening credit profile, may result in loss); Category 3 (high priority; losses likely, case reserve established); Category 4 (claim paid or incurred). Credits that are not included in the closely monitored credit list are categorized as fundamentally sound, normal risk. See "Business—Risk Management" for further definition and discussion of closely monitored credits. The following table provides financial guaranty net par outstanding by credit monitoring category as of December 31, 2003:

	As of December 31, 2003
Description:	Net Par Outstanding	% of Net Par Outstanding
	($ in millions)
Fundamentally sound, normal risk	$85,794.8	98.0%
Closely monitored:
Category 1	1,309.5	1.5
Category 2	251.8	0.3
Category 3	131.1	0.1
Category 4	36.8	0.0

Sub total	1,729.2	2.0

Total	$87,524.0	100%

  Valuation of Derivative Financial Instruments

        On January 1, 2001, we adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which established accounting and reporting standards for derivative instruments. FAS 133 requires recognition of all derivatives on the balance sheet at fair value.

        We issue credit derivative financial instruments, including a few index-based derivative financial instruments, that we view as an extension of our financial guaranty business but which do not qualify for the financial guaranty insurance scope exception under FAS 133 and therefore are reported at fair value, with changes in fair value included in our earnings.

        Since we view these derivative contracts as an extension of our financial guaranty business, we believe that the most meaningful presentation of these derivatives is to reflect revenue as earned premium, to record estimates of losses and LAE on specific credit events as incurred and to record changes in fair value as incurred. When we determine that a loss on a derivative contract is probable, we establish reserves for the loss. Other changes in fair value are included in unrealized gains and losses on derivative financial instruments. We generally hold derivative contracts to maturity. However, in certain circumstances such as for risk management purposes or as a result of a decision to exit a line of business, we may decide to terminate a derivative contract prior to maturity. Where we hold a derivative to maturity, the cumulative unrealized gains and losses will net to zero if we incur no credit losses on that contract. However, in the event that we terminate a derivative contarct prior to maturity the unrealized gain or loss will be realized through premiums earned and loss incurred.

        The fair value of these instruments depends on a number of factors including credit spreads, changes in interest rates, recovery rates and the credit ratings of referenced entities. Where available, we use quoted market prices to determine the fair value of these credit derivatives. If the quoted prices are not available, particularly for senior layer CDOs and equity layer credit protection, the fair value is estimated using valuation models for each type of credit protection. These models may be developed by third parties, such as rating agencies, or developed internally based on market conventions for similar transactions, depending on the circumstances. These models and the related assumptions are continuously reevaluated by management and enhanced, as appropriate, based upon improvements in modeling techniques and availability of more timely market information. The majority of our single name credit derivatives are valued using third-party market quotes. Our exposures to CDOs are typically valued using a combination of rating agency models and internally developed models.

        Valuation models include the use of management estimates and current market information. Management is also required to make assumptions on how the fair value of derivative instruments are affected by current market conditions. Management considers factors such as current prices charged for similar agreements, performance of underlying assets, and our ability to obtain reinsurance for our insured obligations. Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these derivative products, actual experience may differ from the estimates reflected in our combined financial statements, and the differences may be material.

        The fair value adjustment for the year ended December 31, 2003 was a $98.4 million gain as compared to a $54.2 million loss for the year ended December 31, 2002. The change in fair value is related to many factors but primarily due to changes in credit spreads. For example, the 2003 gain of $98.4 million primarily relates to an approximate 60-65% tightening in investment grade corporate spreads over that period, and the 2002 loss of $54.2 million primarily relates to an approximate 20-25% widening.

  Valuation of Investments

        As of December 31, 2003, 2002 and 2001, we had total investments of $2.2 billion, $2.1 billion and $1.7 billion, respectively. The fair values of all of our investments are calculated from independent market quotations.

        As of December 31, 2003, approximately 94% of our investments were long-term fixed maturity securities, and our portfolio had an average duration of 5.4 years. Changes in interest rates affect the value of our fixed maturity portfolio. As interest rates fall, the fair value of fixed maturity securities increases and as interest rates rise, the fair value of fixed maturity securities decreases. The following table summarizes the estimated change in fair value net of related income taxes on our investment portfolio as of December 31, 2003 based upon assumed changes in interest rates:

Change in Interest Rates	Estimated Increase (Decrease) in Fair Value
($ in millions)
300 basis point rise	$(244.7)
200 basis point rise	(167.9)
100 basis point rise	(86.3)
100 basis point decline	76.0
200 basis point decline	155.2
300 basis point decline	230.0

  Other than Temporary Impairments

        We have a formal review process for all securities in our investment portfolio, including a review for impairment losses. Factors considered when assessing impairment include:

  •
  a decline in the market value of a security by 20% or more below amortized cost for a continuous period of at least six months;

  •
  a decline in the market value of a security for a continuous period of 12 months;

  •
  recent credit downgrades of the applicable security or the issuer by rating agencies;

  •
  the financial condition of the applicable issuer;

  •
  whether scheduled interest payments are past due; and

  •
  whether we have the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value.

        If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss on our balance sheet in "accumulated other comprehensive income" in shareholder's equity. If we believe the decline is "other than temporary," we write down the carrying value of the investment and record a realized loss in our statement of operations. Our assessment of a decline in value includes management's current assessment of the factors noted above. If that assessment changes in the future, we may ultimately record a loss after having originally concluded that the decline in value was temporary.

        Other than temporary declines in the fair value of fixed maturity securities were $0.1 million and $5.8 million for the years ended December 31, 2003 and 2002, respectively. The 2002 impairment loss as a percentage of the total fair value of our investments at the beginning of 2002 was 0.3%.

        The following table summarizes the unrealized losses in our investment portfolio by type of security and the length of time such securities have been in a continuous unrealized loss position as of the dates indicated:

	As of December 31, 2003		As of December 31, 2002
Length of Time in Continuous Unrealized Loss	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	($ in millions)
Municipal securities
0-6 months	$56.2	$(1.0)	$8.6	—
7-12 months	8.3	(0.2)	0.2	—
Greater than 12 months	—	—	0.7	$(0.1)

	64.5	(1.2)	9.5	(0.1)
Corporate securities
0-6 months	35.1	(0.5)	—	—
7-12 months	9.5	(0.7)	4.7	(1.8)
Greater than 12 months	—	—	4.7	(0.2)

	44.6	(1.2)	9.4	(2.0)
U.S. Government obligations
0-6 months	16.2	(0.2)	—	—
7-12 months	—	—	—	—
Greater than 12 months	—	—	—	—

	16.2	(0.2)	—	—
Mortgage and asset-backed securities
0-6 months	125.2	(1.6)	18.1	(0.1)
7-12 months	29.8	(0.5)	12.0	(0.1)
Greater than 12 months	—	—	0.6	—

	155.0	(2.1)	30.7	(0.2)

Total	$280.3	$(4.7)	$49.6	$(2.3)

        The following table summarizes the unrealized losses in our investment portfolio by type of security and remaining time to maturity as of the dates indicated:

	As of December 31, 2003		As of December 31, 2002
Remaining Time to Maturity	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	($ in millions)
Municipal securities
Due in one year or less
Due after one year through five years	$9.2	$(0.1)	—	—
Due after five years through ten years	10.6	(0.1)	—	—
Due after ten years	44.7	(1.0)	$9.5	$(0.1)

	64.5	(1.2)	9.5	(0.1)
Corporate securities
Due in one year or less	—	—	0.3	—
Due after one year through five years	10.2	(0.1)	5.3	—
Due after five years through ten years	8.5	(0.4)	—	—
Due after ten years	25.9	(0.7)	3.8	(2.0)

	44.6	(1.2)	9.4	(2.0)
U.S. Government obligations
Due in one year or less	—	—	—	—
Due after one year through five years	0.1	—	—	—
Due after five years through ten years	9.3		—	—
Due after ten years	6.8	(0.2)	—	—

	16.2	(0.2)	—	—
Mortgage and asset-backed securities	155.0	(2.1)	30.7	(0.2)

Total	$280.3	$(4.7)	$49.6	$(2.3)

        The following table summarizes, for all securities sold at a loss through December 31, 2003 and 2002, the fair value and realized loss by length of time such securities were in a continuous unrealized loss position prior to the date of sale:

	Year Ended December 31,
	2003		2002
Length of Time in Continuous Unrealized Loss Prior to Sale	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	($ in millions)
Corporate securities
0-6 months	$12.4	$(0.4)	$51.8	$(2.0)
7-12 months	—	—	14.5	(0.7)
Greater than 12 months	—	—	—	—

	12.4	(0.4)	66.3	(2.7)
U.S. Government securities
0-6 months	9.4	(0.4)	20.5	(0.1)
7-12 months	—	—	—	—
Greater than 12 months	—	—	—	—

	9.4	(0.4)	20.5	(0.1)
Mortgage and asset-backed securities
0-6 months	5.7	(0.1)	39.6	(0.4)
7-12 months	—	—	—	—
Greater than 12 months	—	—	—	—

	5.7	(0.1)	39.6	(0.4)

Total	$27.5	$(0.9)	$126.4	$(3.2)

  Premium Revenue Recognition

        Premiums are received either upfront or in installments. Upfront premiums are earned in proportion to the expiration of the related risk. Each installment premium is earned ratably over its installment period, generally one year or less. For the years ended December 31, 2003, 2002 and 2001, approximately 34.0%, 50.8% and 61.9%, respectively, of our gross written premiums were received upfront, and 66.0%, 49.2% and 38.1%, respectively, were received in installments. For the financial guaranty direct and financial guaranty reinsurance segments, earned premiums related to upfront premiums are greater in the earlier periods of an upfront transaction when there is a higher amount of risk outstanding. The premiums are allocated in accordance with the principal amortization schedule of the related bond issue and are earned ratably over the amortization period. When an insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining unearned premium reserve is earned at that time. Unearned premium reserve represents the portion of premiums written that is applicable to the unexpired amount at risk of insured bonds.

        In our reinsurance businesses, we estimate the ultimate written and earned premiums to be received from a ceding company at the end of each quarter and the end of each year because some of our ceding companies report premium data anywhere from 30 to 90 days after the end of the relevant period. Written premiums reported in our statement of operations are based upon reports received by ceding companies supplemented by our own estimates of premium for which ceding company reports have not yet been received. As of December 31, 2003, the assumed premium estimate and related ceding commissions included in our combined financial statements are $31.7 million and $9.1 million, respectively. Key assumptions used to arrive at management's best estimate of assumed premium are premium amounts reported historically and informal communications with ceding companies. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined. Historically, the differences have not been material. We do not record a provision for doubtful accounts related to our assumed premium estimate. Historically there have not been any material issues related to the collectibility of assumed premium. For the years ended December 31, 2003, 2002, and 2001, we recorded a provision for doubtful accounts related to our premium receivable of $0 million, $0.3 million and $0 million, respectively.

  Deferred Acquisition Costs

        Acquisition costs incurred that vary with and are directly related to the production of new business are deferred. These costs include direct and indirect expenses such as ceding commissions, brokerage expenses and the cost of underwriting and marketing personnel. As of December 31, 2003 and 2002, we had deferred acquisition costs of $178.7 million and $157.3 million, respectively. Ceding commissions paid to primary insurers are the largest component of deferred acquisition costs, constituting 80.2% and 77.7% of total deferred acquisition costs as of December 31, 2003 and 2002, respectively. Management uses its judgment in determining what types of costs should be deferred, as well as what percentage of these costs should be deferred. We periodically conduct a study to determine which operating costs vary with, and are directly related to, the acquisition of new business and qualify for deferral. Acquisition costs other than those associated with our credit derivative products are deferred and amortized in relation to earned premiums. Ceding commissions received on premiums we cede to other reinsurers reduce acquisition costs. Anticipated losses, LAE and the remaining costs of servicing the insured or reinsured business are considered in determining the recoverability of acquisition costs. Acquisition costs associated with credit derivative products are expensed as incurred.

  Deferred Income Taxes

        As of December 31, 2003 and 2002, we had a net deferred income tax liability of $55.6 million and $43.0 million, respectively. Certain of our subsidiaries are subject to U.S. income tax. Deferred income tax assets and liabilities are established for the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Such temporary differences relate principally to deferred acquisition costs, reserve for losses and LAE, unearned premium reserves, net operating loss carryforwards ("NOLs"), unrealized gains and losses on investments and derivative financial instruments and statutory contingency reserves. A valuation allowance is recorded to reduce a deferred tax asset to the amount that is more likely than not to be realized.

        As of December 31, 2003, AGRO had a stand-alone NOL of $89.0 million, which is available to offset its future U.S. taxable income. Substantially all of this NOL will be available until 2017, and the remainder will be available until 2023. AGRO's stand-alone NOL is not permitted to offset income of any other members of AGRO's consolidated group due to certain tax regulations. Under applicable accounting rules, we are required to establish a valuation allowance for NOLs that we believe are more likely than not to expire before utilized. Management believes it is more likely than not that $20.0 million of AGRO's $89.0 million NOL will not be utilized before it expires and has established a $7.0 million valuation allowance related to the NOL deferred tax asset. The valuation allowance is subject to considerable judgment and will be adjusted to the extent actual taxable income differs from estimates of future taxable income that may be used to realize NOLs.

Combined Results of Operations

        The following table presents summary combined statement of operations data for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Revenues:
Gross written premiums	$349.2	$417.2	$442.9
Net written premiums	491.5	352.5	206.6
Net earned premiums	$310.9	$247.4	$293.5
Net investment income	96.3	97.2	99.5
Net realized investment gains	5.5	7.9	13.1
Unrealized gains (losses) on derivative financial instruments	98.4	(54.2)	(16.3)
Other income	1.2	3.6	2.9

Total revenues	512.3	302.0	392.9

Expenses:
Loss and loss adjustment expenses	144.6	120.3	177.5
Profit commission expense	9.8	8.5	9.0
Acquisition costs	64.9	48.4	51.1
Operating expenses	41.0	31.0	29.8
Other expenses	5.7	10.6	15.3

Total expenses	266.1	218.8	282.8

Income before provision (benefit) for income taxes	246.2	83.2	110.1

Provision for income taxes	31.7	10.6	22.2
Net income before cumulative effect of new accounting standard	214.5	72.6	87.9
Cumulative effect of new accounting standard, net of taxes	—	—	(24.1)

Net income	$214.5	$72.6	$63.8

Underwriting gain (loss) by segment:
Financial guaranty direct	$29.5	$3.6	$17.0
Financial guaranty reinsurance	24.8	39.6	26.0
Mortgage guaranty	11.4	16.2	14.6
Other	(15.2)	(20.3)	(31.5)

Total	$50.5	$39.2	$26.1

        The summary combined statements of operations provided above are based on historical financial statement information. This information is not necessarily representative of the net income we will have going forward. We organize our business around four financial reporting segments: financial guaranty direct, financial guaranty reinsurance, mortgage guaranty and other. There are a number of lines of business that we have exited, which are included in the other segment. However, the results of these businesses are reflected in the above numbers. These businesses include equity layer credit protection, trade credit reinsurance, title reinsurance, LA&H and auto residual value reinsurance.

  Summary of Significant Affiliate Transactions

        Included in our results of operations are three significant transactions entered into with affiliated entities (see "Relationship with ACE—Reinsurance Transactions"):

  •
  AGRI Affiliate Reinsurance Transaction:    On December 31, 2001, AGRI entered into an excess of loss reinsurance contract with a subsidiary of ACE. Under the terms of this reinsurance contract, AGRI paid $125.0 million for 25 years of reinsurance coverage. This coverage provided a $400.0 million aggregate limit, a $50.0 million per risk limit and a $5.0 million per risk deductible. The cost and benefit from this contract are included in the other segment. We terminated this agreement effective December 31, 2003 and recorded a receivable of $131.9 million consisting of ceded unearned premium of $115.0 million and reinsurance recoverables on paid losses of $16.9 million. There was no earnings impact from the termination of this contract.

  •
  Assured Guaranty Corp. Affiliate Reinsurance Transaction:    Assured Guaranty Corp. entered into an excess of loss reinsurance contract with a subsidiary of ACE, effective January 1, 2001. Under the terms of this reinsurance contract, Assured Guaranty Corp. paid $27.5 million in 2001 and $25.0 million in 2002 for ten years of reinsurance coverage. This coverage provided a $150.0 million aggregate limit. The cost and benefit from this contract are included in the other segment. We terminated this agreement effective June 30, 2003 and received a cash payment of $53.8 million, consisting of unearned premium of $39.8 million, loss reserves of $12.5 million and profit commissions of $1.5 million. There was no earnings impact from the termination of this contract.

  •
  AGRO Affiliate Reinsurance Transaction:    AGRO entered into a significant reinsurance transaction with an affiliate of ACE, which it fully ceded to a subsidiary of ACE, both effective July 1, 2001. This transaction is reported in the other segment and resulted in both gross and ceded premiums written of $6.0 million, $11.7 million and $73.8 million in 2003, 2002 and 2001, respectively. Accordingly, this transaction had no effect on our net written premiums or our net income.

  Net Income

        Net income was $214.5 million, $72.6 million and $63.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase of $141.9 million in 2003 as compared with 2002 is primarily due to the significant increase in unrealized gains on derivative financial instruments due primarily to the tightening of credit spreads on our derivative financial instruments. Unrealized gains on derivative financial instruments increased from an after-tax loss of $48.9 million in 2002 to an after-tax gain of $83.4 million in 2003, an increase of $132.3 million. In addition, underwriting income increased from $39.2 million in 2002 to $50.5 million in 2003. Most of this increase is attributable to the growth and improved profitability of the financial guaranty direct segment. The $8.8 million increase in net income for 2002 as compared to 2001 is primarily related to improved underwriting results in our financial guaranty reinsurance, mortgage guaranty and other segments, offset by the decline in underwriting gain in the financial guaranty direct segment.

  Gross Written Premiums

	Year Ended December 31,
Gross Written Premiums
	2003	2002	2001
	($ in millions)
Financial guaranty direct	$71.2	$47.4	$46.0
Financial guaranty reinsurance	168.7	84.6	70.4
Mortgage guaranty	24.4	47.6	47.4
Other	84.9	237.6	279.1

Total	$349.2	$417.2	$442.9

        Gross written premiums for the year ended December 31, 2003 were $349.2 million compared to $417.2 million the year ended December 31, 2002. In 2003, we achieved strong results in the financial guaranty reinsurance segment and financial guaranty direct segment as gross written premiums increased $84.1 million, or 99.4%, and $23.8 million, or 50.2%, respectively, over 2002. The increase in the financial guaranty reinsurance segment was mainly driven by the municipal finance reinsurance business, which increased due to large cessions on European project finance transactions as well as an increase in the volume of new issues of insured municipal bonds. In the financial guaranty direct segment, the growth in gross written premiums was mainly attributable to an increase in structured finance premiums. These gains were offset by a decline in gross written premiums of $152.7 million in the other segment and a $23.2 million reduction in the mortgage guaranty segment. Gross written premiums in the other segment decreased $152.7 million due to our decision to cease writing new equity layer credit protection business in 2003. The decline in gross written premiums in the mortgage guaranty segment in 2003 is primarily due to the continued runoff of our quota share business.

        Gross written premiums for the year ended December 31, 2002 were $417.2 million, a decrease of $25.7 million, or 5.8%, compared to the year ended December 31, 2001. This decrease is primarily due to large nonrecurring transactions recognized in 2001, the AGRO Affiliate Reinsurance Transaction and a large auto residual value reinsurance transaction, both of which impact the other segment. This decline was partially offset by increases in the other financial guaranty reinsurance segment as well as modest increases in the mortgage guaranty and financial guaranty direct segments.

  Net Written Premiums

	Year Ended December 31,
Net Written Premiums
	2003	2002	2001
	($ in millions)
Financial guaranty direct	$70.0	$46.3	$43.5
Financial guaranty reinsurance	162.1	82.6	68.6
Mortgage guaranty	24.4	47.6	47.6
Other	235.0	175.9	46.9

Total	$491.5	$352.5	$206.6

        Net written premiums for the year ended December 31, 2003 increased by $139.0 million, despite the 16.3% decline in gross written premiums. This increase is due to the termination of the Assured Guaranty Corp. Affiliate Reinsurance Transaction at June 30, 2003 and the AGRI Affiliate Reinsurance Transaction at December 31, 2003, described previously in the "—Summary of Significant Affiliate Transactions," reflected in the other segment. The termination of these contracts contributed $154.8 million in net written premiums for the year ended December 31, 2003. Excluding the other segment, growth in net written premiums in the financial guaranty reinsurance, financial guaranty direct and mortgage segments was consistent with the growth of gross written premiums.

        For the year ended December 31, 2002, net written premiums were $352.5 million, an increase of $145.9 million, or 70.6%, compared to the year ended December 31, 2001, despite a $25.7 million, or 5.8%, decline in gross written premiums for 2002 compared to 2001. Net written premiums grew at a faster pace than gross written premium primarily due to the purchase of reinsurance in 2001 (see "—Summary of Significant Affiliate Transactions"), reflected in the other segment. Net written premiums in the other segment increased $129.0 million due to cessions of $125.0 million related to the AGRI Affiliate Reinsurance Transaction in 2001, as well as positive trends in the equity layer credit protection line in 2002 compared to 2001. Excluding the other segment, net written premiums increased consistent with the increase in gross written premiums in the financial guaranty reinsurance, financial guaranty direct and mortgage guaranty segments.

  Net Earned Premiums

	Year Ended December 31,
Net Earned Premiums
	2003	2002	2001
	($ in millions)
Financial guaranty direct	$70.2	$43.9	$30.0
Financial guaranty reinsurance	92.9	79.3	62.2
Mortgage guaranty	27.6	45.3	39.7
Other	120.2	78.9	161.6

Total	$310.9	$247.4	$293.5

        Net earned premiums for the year ended December 31, 2003 increased by $63.5 million, or 25.7%, compared to the year ended December 31, 2002. Net earned premiums increased $26.3 million, $13.6 million and $41.3 million in the financial guaranty direct segment, financial guaranty reinsurance segment and the other segment, respectively. The increase of $26.3 million in the financial guaranty direct segment is primarily due to the growth in our structured finance portfolio. In the financial guaranty reinsurance segment, net earned premiums increased from $79.3 million to $92.9 million due to municipal finance refunding activity and an increase in par insured outstanding. The increase in the other segment is mainly attributable to our decision to exit the LA&H business, which resulted in a reduction in earned premiums of $32.2 million in 2002 as a result of transferring this book of business to an affiliate of ACE. Net earned premiums declined in the mortgage segment from $45.3 million to $27.6 million related to a reduction in our treaty book of business.

        Net earned premiums decreased by $46.1 million, or 15.7%, for the year ended December 31, 2002 compared to the year ended December 31, 2001. Net earned premiums in 2002 grew in all segments except the other segment, which decreased $82.7 million. Net earned premiums increased 46.3%, 27.5% and 14.1% in the financial guaranty direct segment, financial guaranty reinsurance segment and mortgage guaranty segment, respectively. The increase in the financial guaranty direct segment is attributable to an increase in structured finance premiums. In 2002, net earned premiums increased in the financial guaranty reinsurance segment largely due to municipal finance refunding activity. The growth in net premiums earned in these segments was partially offset by a $82.7 million decrease in the other segment. This decrease included an $89.0 million decrease in the auto residual value reinsurance business and a $56.8 million decrease in the LA&H business, partially offset by a $63.0 million increase in the equity layer credit protection business.

  Net Investment Income

        Net investment income was $96.3 million, $97.2 million and $99.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Net investment income has remained relatively level across the periods as declining investment yields offset increasing investment balances. Pre-tax yields to maturity were 4.9%, 5.5% and 5.9% for the years ended December 31, 2003, 2002 and 2001, respectively. The decrease in investment yields is due to declining market interest rates as well as a more conservative investment profile in AGRI. Over this period the yield to maturity of the Lehman Aggregate Index, a commonly used benchmark for investment yields, declined from 5.7% as of December 31, 2001 to 4.2% as of December 31, 2003.

  Net Realized Investment Gains

        Net realized investment gains, principally from the sale of fixed maturity securities, were $5.5 million, $7.9 million and $13.1 million for the years ended December 31, 2003, 2002 and 2001, respectively, net of $0.1 million, $5.8 million and $9.3 million of other than temporary impairment losses for the years ended December 31, 2003, 2002 and 2001, respectively. Net realized investment gains, net of related income taxes, were $3.8 million, $5.8 million and $9.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

  Unrealized Gains (Losses) on Derivative Financial Instruments

        Derivative financial instruments are recorded at fair value as required by FAS 133. However, as explained under "—Critical Accounting Policies," we record part of the change in fair value in the loss and LAE reserves as well as unearned premium reserve. The fair value adjustment for the year ended December 31, 2003 was a $98.4 million gain as compared to a $54.2 million loss for the same period in 2002. The change in fair value is related to many factors but primarily due to tightening credit spreads. For example, the 2003 gain of $98.4 million primarily corresponds to an approximate 60-65% tightening in investment grade corporate spreads over that period, and the 2002 loss of $54.2 million corresponds to an approximate 20-25% widening of such spreads.

        The gain or loss created by the estimated fair value adjustment will rise or fall based on estimated market pricing and may not be an indication of ultimate claims. Fair value is defined as the amount at which an asset or liability could be bought or sold in a current transaction between willing parties. We generally plan to hold derivative financial instruments to maturity. Where we hold derivative financial instruments to maturity, these fair value adjustments would generally be expected to reverse resulting in no gain or loss over the entire term of the contract.

  Loss and Loss Adjustment Expenses

	Year Ended December 31,
Loss and Loss Adjustment Expenses
	2003	2002	2001
	($ in millions)
Financial guaranty direct	$16.3	$25.4	$3.0
Financial guaranty reinsurance	25.7	5.3	5.1
Mortgage guaranty	(0.7)	8.9	6.2
Other	103.3	80.6	163.2

Total	$144.6	$120.3	$177.5

        Loss and loss adjustment expenses for the year ended December 31, 2003 were $144.6 million, an increase of $24.3 million, or 20.2%, compared to the year ended December 31, 2002. The increase is attributable to a $20.4 million increase in the financial guaranty reinsurance segment and a $22.7 million increase in the other segment, and is partly offset by a $9.1 million decrease in the financial guaranty direct segment and $9.6 million decrease in the mortgage guaranty segment. Loss and loss adjustment expenses increased in the financial guaranty reinsurance segment due to an increase in case activity associated with CDOs assumed through treaties. The increase in loss and loss adjustment expenses for the other segment is primarily due to the increase in a case reserve related to one auto residual value reinsurance contract. The $9.6 million decline in loss and loss adjustment expenses in the mortgage guaranty segment is due to favorable loss development on older contracts. The $9.1 million decline in the financial guaranty direct segment is due to the improved credit environment as compared to 2002. See "—Segment Results of Operations" for further explanations of these changes.

        Loss and loss adjustment expenses for the year ended December 31, 2002 were $120.3 million, a decrease of $57.2 million, or 32.2%, compared to the year ended December 31, 2001. The $57.2 million reduction in 2002 compared to 2001 is due to an increase in loss and loss adjustment expenses in the financial guaranty direct and mortgage guaranty segments due to a deteriorating credit environment, offset by an $82.6 million decrease in the other segment due to the change in the mix of business, as we exited the auto residual value reinsurance and LA&H businesses. See "—Segment Results of Operations" for further explanations of these changes.

  Profit Commission Expense

        Profit commissions allow the reinsured to share favorable experience on a reinsurance contract due to lower than expected losses. Profit commissions primarily relate to our mortgage guaranty segment. Profit commissions for the years ended December 31, 2003, 2002 and 2001 were $9.8 million, $8.5 million and $9.0 million, respectively. In 2003 profit commission expense related to the mortgage segment declined due to a reduction in net earned premiums, offset by an increase in profit commission related to the financial guaranty reinsurance segment. Profit commission expense declined from $9.0 million in 2001 to $8.5 million in 2002 as a result of higher losses resulting in lower profit commission expense in the mortgage segment.

  Acquisition Costs

        Acquisition costs primarily consist of ceding commissions, brokerage fees and operating expenses that are related to the acquisition of new business. Acquisition costs that vary with and are directly related to the acquisition of new business are deferred and are amortized in relation to earned premium. For the years ended December 31, 2003, 2002 and 2001, acquisition costs were $64.9 million, $48.4 million and $51.1 million, respectively. The increase of $16.5 million in 2003 is consistent with the increase in earned premium. In 2002, acquisition costs decreased by $2.7 million, primarily due to the transfer of our LA&H business to an affiliate. Acquisition costs as a percentage of net earned premiums were 20.9%, 19.6% and 17.4% in 2003, 2002 and 2001, respectively.

  Operating Expenses

        For the years ended December 31, 2003, 2002 and 2001, operating expenses were $41.0 million, $31.0 million and $29.8 million, respectively. The increases are principally due to changes in staffing levels and other resources as we focused on growing the financial guaranty direct segment.

  Other Expenses

        For the years ended December 31, 2003, 2002 and 2001, other expenses were $5.7 million, $10.6 million and $15.3 million, respectively. The $4.9 million decrease in 2003 is due to the reduction in interest expense related to the repayment of $100.0 million of debt in 2002. The decrease in 2002 is principally due to the absence of goodwill amortization, which was $3.8 million in 2001 and 2000. Effective January 1, 2002, goodwill is no longer amortized.

  Income Tax

        For the years ended December 31, 2003, 2002 and 2001, income tax expense was $31.7 million, $10.6 million and $22.2 million, respectively. Our effective tax rate was 12.9%, 12.7% and 20.2% for the years ended December 31, 2003, 2002 and 2001, respectively. Our effective tax rates reflect the proportion of income recognized by each of our operating subsidiaries, with U.S. subsidiaries taxed at the U.S. marginal corporate income tax rate of 35%, UK subsidiaries taxed at the UK marginal corporate tax rate of 30%, and with no taxes for our Bermuda holding company and subsidiaries.

Accordingly, our overall corporate effective tax rate fluctuates based on the distribution of taxable income across these jurisdictions.

  Cumulative Effect of New Accounting Standard

        On January 1, 2001, we adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 requires that all derivatives be recognized in the combined balance sheet at fair value, with changes in fair value reflected in earnings. In 2001, we recorded an expense of $24.1 million for the cumulative effect of adopting this standard, net of $12.3 million of deferred income taxes.

Segment Results of Operations

        Our financial results include three operating segments: financial guaranty direct, financial guaranty reinsurance and mortgage guaranty. For financial reporting purposes, we have a fourth segment, which we refer to as other. As we implement our new mortgage guaranty strategy, we will consider whether to continue to report the results of our mortgage guaranty business as a separate segment. Management uses underwriting gains and losses as the primary measure of each segment's financial performance. Underwriting gain (loss) includes net premiums earned, loss and loss adjustment expenses, acquisition expenses, profit commission expense and other operating expenses that are directly related to the operations of our insurance businesses. This measure excludes certain revenue and expense items, such as investment income, realized gains and losses, unrealized gains and losses on derivative financial instruments, goodwill amortization and interest expense, that are not directly related to the underwriting performance of our insurance operations, but are included in net income.

  Financial Guaranty Direct Segment

        The financial guaranty direct segment consists of our primary financial guaranty insurance business and our credit derivative business. Our financial guaranty direct segment began as a means to diversify our financial guaranty business's historical focus on reinsurance. We have been building our market presence in the financial guaranty direct market over the past seven years, beginning with our single-name credit default swap business in 1996. In 2000, we expanded our direct product offerings to include credit protection on CDOs and asset-backed and mortgage-backed securities, and began to build a primary monoline infrastructure, beginning a licensing program in the United States.

        Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of municipal bonds and structured securities. As an alternative to traditional financial guaranty insurance, credit protection on a particular security or issuer can also be provided through a credit derivative, such as a credit default swap. Under a credit default swap, the seller of protection makes a specified payment to the buyer of protection upon the occurrence of one or more specified credit events with respect to a reference obligation or a particular reference entity. Credit derivatives typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guaranty insurance.

        The table below summarizes the financial results of our financial guaranty direct segment for the periods presented:

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Gross written premiums	$71.2	$47.4	$46.0
Net written premiums	70.0	46.3	43.5
Net earned premiums	$70.2	$43.9	$30.0
Loss and loss adjustment expenses	16.3	25.4	3.0
Profit commission expense	—	(0.1)	(0.1)
Acquisition costs	2.8	2.4	0.9
Operating expenses	21.6	12.5	9.2

Underwriting gain	$29.5	$3.6	$17.0

Losses and loss adjustment expense ratio	23.2%	57.9%	10.0%
Expense ratio	34.8	33.7	33.3

Combined ratio	58.0%	91.6%	43.3%

        For the years ended December 31, 2003, 2002 and 2001, the financial guaranty direct segment contributed $71.2 million, $47.4 million and $46.0 million to gross written premiums, respectively, which represent an increase of $23.8 million and $1.4 million in 2003 and 2002, respectively. Of the $23.8 million increase in 2003, $21.1 million was written as credit derivatives and $2.7 million was written as financial guaranty insurance, which we began writing in 2003. We began writing financial guaranty insurance in 2003, writing $1.5 million of municipal finance business and $1.2 million of structured finance business, of which $1.1 million was home equity loan securitizations issued in the public markets.

        Gross and net written premiums in this segment generally have been received on an installment basis, reflecting our focus on the structured finance and credit derivatives markets. In 2003, 2002 and 2001, installment premiums represented 94.9%, 95.6% and 67.8% of gross written premiums in this segment, or $67.6 million, $45.3 million and $31.2 million, respectively. The contribution of upfront premiums to gross written premiums were $3.6 million, $2.1 million and $14.8 million in 2003, 2002 and 2001, respectively. Although premiums are typically received on an installment basis on credit derivatives, in 2001, $14.8 million of upfront premiums were written, primarily related to two transactions. Gross written premiums in 2002 were flat compared to 2001 due to these transactions.

        For the years ended December 31, 2003, 2002 and 2001, net written premiums were $70.0 million, $46.3 million and $43.5 million, respectively. The growth in net written premiums is primarily due to growth in gross written premiums as we typically retain a substantial portion of this business.

        Management uses the "present value of gross premiums written" to evaluate new business production for our financial guaranty business, including both financial guaranty insurance and reinsurance and credit derivative contracts. This measure consists of upfront premiums plus the present value of installment premiums (discounted at 6%) for contracts entered into during the reporting period. Management uses this measure to provide a meaningful summary of new business production in our financial guaranty direct and financial guaranty reinsurance segments, as both upfront and installment premiums are included in our revenues. The present value of gross premiums written differs from gross written premiums as shown in our financial statements and should not be considered as a substitute for gross written premiums determined in accordance with GAAP.

        Management also uses the "net present value of installment premiums in-force" in our financial guaranty direct and financial guaranty reinsurance segments as a measure of our future premiums on our in-force book of installment premium business. It is calculated net of reinsurance ceded and using a discount rate of 6%. There is no GAAP measure that is comparable to the net present value of installment premiums in-force.

        The following table reconciles gross written premiums as presented in our statement of operations to the present value of gross premiums written and presents the net present value of installment premiums in-force, as well as gross par written and net par outstanding:

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Gross written premiums	$71.2	$47.4	$46.0
Less installment premiums included above	(67.6)	(45.3)	(31.2)

Upfront gross premiums	3.6	2.1	14.8
Present value of installment premiums related to contracts written in current period	90.2	93.9	101.8

Present value of gross premiums written	$93.8	$96.0	$116.6

Gross par written:
Municipal finance	$48	$113	$209
Structured finance	6,980	6,734	7,481

Total	$7,028	$6,847	$7,690

As of period end:
Net present value of installment premiums in-force	$217.1	$187.3	$113.4
Net present value of installment premiums in-force, net of related income taxes	151.9	134.8	77.0
Net par outstanding:
Municipal finance	$2,138	$1,869	$1,873
Structured finance	21,561	18,575	13,649

Total	$23,699	$20,444	$15,522

        The present value of gross premiums written in a period is the result of the gross par written, the annual premium rate charged and the duration of the underlying security. The annual premium rate fluctuates based on credit spreads, asset category, credit rating and other security-specific characteristics, as well as market conditions, competition and other broader economic and market factors. For the years ended December 31, 2003, 2002 and 2001, the present value of gross premiums written was $93.8 million, $96.0 million and $116.6 million, respectively. In 2003, the present value of gross premiums written declined 2.3%, although gross par written grew 2.6%, due to lower credit spreads in the market as well as a change in the mix of asset categories we underwrote. For example, during 2003 we stopped underwriting single name credit default swaps, underwriting only $150 million of gross par, whereas we underwrote $547 million and $422 million of gross par in 2002 and 2001, respectively. In 2002, the present value of gross premiums written declined 17.7%, compared to an 11% decline in gross par written, from $7.7 billion to $6.8 billion. In the challenging credit environment we were more stringent in our underwriting standards and pricing, which reduced overall volumes in 2002.

        The change in net present value of installment premiums in-force is a measurement used by management to evaluate the future net earned premium on business that has already been underwritten. The net present value of installment premiums in-force was $217.1 million, $187.3 million and $113.4 million as of December 31, 2003, 2002 and 2001, respectively. In 2003, the net present value of installment premiums in-force was up 15.9% versus the prior year, reflecting the addition of $90.2 million in present value of installment premiums related to contracts written in the period, partially offset by reported net earned premiums of $70.2 million. In 2002, the net present value of installment premiums in-force was up 65.2% to $187.3 million, reflecting the strong level of production related to contracts written in the period, compared to a relatively low starting level, as we began to expand our financial guaranty direct operations.

        Net earned premiums for the years ended December 31, 2003, 2002 and 2001, were $70.2 million, $43.9 million and $30.0 million, respectively, an increase of $26.3 million, or 59.9%, in 2003, and $13.9 million, or 46.3%, in 2002. The increase in net earned premiums across these periods reflects the amortization of upfront premiums and the growing volume of installment premiums generated in the growing book of contracts, as evidenced by the increase in net par outstanding and net present value of installment premiums in-force. Net par outstanding grew from $15.5 billion at year-end 2001 to $20.4 billion at year-end 2002, up 31.7%, to $23.7 billion at year-end 2003, up 15.9%.

        Loss and loss adjustment expenses were $16.3 million, $25.4 million and $3.0 million, respectively, for the years ended December 31, 2003, 2002 and 2001. Our loss and loss adjustment expenses are affected by changes in the mix, size and credit trends in our book of business, and by changes in our reserves for loss and loss adjustment expenses for prior periods. Our loss ratio is principally affected by the mix of business in our net earned premiums, credit events in our net par outstanding, market credit spreads and premium rates, among other factors. The loss ratios for the years ended December 31, 2003, 2002 and 2001 were 23.2%, 57.9% and 10.0%, respectively. The decline in the loss ratio in 2003 was due to an improvement in the credit environment compared to 2002. Additionally, in 2003 we substantially reduced the new single name corporate credit derivatives business we write; this business generates a higher loss ratio than our other financial guaranty direct businesses. The increase in the loss ratio in 2002 as compared with 2001 reflected a deterioration in the credit environment, as we incurred $15.8 million of loss and loss adjustment expenses for three specific credit events. Two of these three events related to single name credit default swaps on which we were given notice of default in the fourth quarter of 2002 and the third credit event related to a total rate of return swap on Argentine mortgage bonds, which were impacted by currency devaluation and failed attempts to remedy the impairments to the bonds. In addition to these credit events, loss and loss adjustment expenses incurred also increased as a result of an increase in the portfolio reserve in 2002, precipitated by the stressed corporate credit environment resulting in an unprecedented level of corporate defaults in 2002 and 2001.

        For the years ended December 31, 2003, 2002 and 2001, acquisition costs were $2.8 million, $2.4 million and $0.9 million, respectively. The year over year increases in acquisition costs are primarily due to an increase in transaction rating agency fees related to the growth in gross written premiums as well as the increase in the proportion of such premiums subject to premium taxes.

        Operating expenses for the years ended December 31, 2003, 2002 and 2001 were $21.6 million, $12.5 million and $9.2 million, respectively. These increases were primarily due to the increase in required staff levels to support the growth in this segment as well as an increase in costs to establish the required platforms and infrastructure to enter the financial guaranty insurance business. Expense ratios were generally consistent at 34.8%, 33.7% and 33.3% for the years ended December 31, 2003, 2002 and 2001, respectively.

  Financial Guaranty Reinsurance Segment

        In our financial guaranty reinsurance business, we assume all or a portion of risk undertaken by other insurance companies that provide financial guaranty protection. A decline in reinsurance capacity due to two significant competitors exiting this market has created opportunities for growth in this business segment. The financial guaranty reinsurance business consists of structured finance and municipal finance reinsurance lines. Premiums on municipal finance are typically written upfront and earned over the life of the policy, and premiums on structured finance are typically written on an installment basis and earned ratably over the installment period.

        The table below summarizes the financial results of our financial guaranty reinsurance segment for the periods presented:

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Gross written premiums	$168.7	$84.6	$70.4
Net written premiums	162.1	82.6	68.6
Net earned premiums	$92.9	$79.3	$62.2
Loss and loss adjustment expenses	25.7	5.3	5.1
Profit commission expense	1.5	0.5	—
Acquisition costs	33.9	29.0	24.7
Operating expenses	7.0	4.9	6.4

Underwriting gain	$24.8	$39.6	$26.0

Loss and loss adjustment expense ratio	27.7%	6.7%	8.2%
Expense ratio	45.6	43.4	50.0

Combined ratio	73.3%	50.1%	58.2%

	Year Ended December 31,
Gross Written Premiums
	2003	2002	2001
Municipal finance	$117.1	$48.1	$37.0
Structured finance	51.6	36.5	33.4

Total	$168.7	$84.6	$70.4

        Gross written premiums for our financial guaranty reinsurance segment include upfront premiums on transactions underwritten during the period, plus installment premiums on business primarily underwritten in prior periods. Consequently, this amount is affected by changes in the business mix between municipal finance, which tends to be upfront premium, and structured finance, which tends to be installment premium. For the year ended December 31, 2003, 62.2% of gross written premiums in this segment were upfront premiums and 37.8% were installment premiums.

        In 2002 and 2001, upfront premiums were 56.4% and 52.7%, respectively, of gross written premiums of this segment. Gross written premiums for the years ended December 31, 2003, 2002 and 2001 were $168.7 million, $84.6 million and $70.4 million, respectively, which represent an increase of $84.1 million and $14.2 million in 2003 and 2002, or 99.4% and 20.2%, respectively. The principal driver of gross written premium growth over the period has been the strong growth in municipal finance premiums, which grew 143.4% and contributed 69.4% of the segment's gross written premiums in 2003 and grew 30.0% and contributed 56.8% of segment gross written premiums in 2002. Structured finance gross written premiums also grew, increasing 41.3% in 2003 and 9.3% in 2002.

        Our municipal finance reinsurance growth has been driven by strong growth in insured U.S. municipal bond issuance over the period as well as the several European PFI transactions ceded to us in 2003. Premium rates on European transactions are typically higher than premium rates on U.S. municipal finance transactions. In 2003, we assumed $503.7 million of gross par written from European project finance transactions.

        For the years ended December 31, 2003, 2002 and 2001, gross written premiums in our structured finance line of business were $51.6 million, $36.5 million and $33.4 million, respectively. The $15.1 million increase in gross written premiums from 2002 to 2003 and the $3.1 million increase in gross written premiums from 2001 to 2002 was due to changes in the business mix and volume of installment premiums received in these periods.

        The following table reconciles gross premiums written as presented in our statement of operations to the present value of gross premiums written and presents the net present value of installment premiums in-force:

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Gross written premiums	$168.7	$84.6	$70.4
Less installment premiums included above	(63.8)	(36.9)	(33.3)

Upfront gross written premiums	104.9	47.7	37.1
Present value of installment premiums related to contracts written in current period	40.1	71.8	41.3

Present value of gross premiums written	$145.0	$119.5	$78.4

Gross par written:(1)
Municipal finance	$6,720	$7,486	$4,661
Structured finance	3,295	5,563	3,425

Total	$10,015	$13,049	$8,086

As of period end:
Net present value of installment premiums in-force(1)	$92.7	$72.9	$46.3
Net present value of installment premiums in-force, net of taxes(1)	61.9	47.4	30.1
Net par outstanding:(1)
Municipal finance	$50,538	$47,509	$46,436
Structured finance	13,287	12,441	13,291

Total	$63,825	$59,950	$59,727

(1)
This data is reported on a one-quarter lag due to the timing of receipt of reports prepared by our ceding companies.

        For the years ended December 31, 2003, 2002 and 2001, the present value of gross premiums written was $145.0 million, $119.5 million and $78.4 million, respectively. The increase in 2003 of $25.5 million, or 21.3%, is primarily due to an increase in volume in the U.S. municipal finance business and large cessions on European project finance transactions. In 2002, the present value of gross premiums written increased $41.1 million, or 52.4%, as a result of an increase in gross par written in this period from $8.1 billion to $13.0 billion, an increase of 61.4%.

        The net present value of installment premiums in-force for the years ended December 31, 2003, 2002 and 2001 was $92.7 million, $72.9 million and $46.3 million, respectively. The increase in the net present value of installment premiums in-force was driven by increases in the present value of installment premiums related to contracts written in the current period, offset principally by installment premiums received on contracts written in previous periods.

        Gross par written has fluctuated over the periods presented, rising 61.4% to $13.0 billion in 2002 from $8.1 billion in 2001 and declining 23.3% in 2003 to $10.0 billion. The growth in 2002 reflects growth in cessions from the primary financial guaranty companies and reflects growth in insured par U.S. municipal and structural finance markets. See "Business." In 2003, we underwrote less gross par, reflecting lower cessions from our ceding companies of U.S. municipal and structural finance business. This decline was partially offset by $503.7 million in gross par written on 2003 European PFI deals.

	Year Ended December 31,
Net Written Premiums
	2003	2002	2001
	($ in millions)
Municipal finance	$116.5	$46.6	$35.2
Structured finance	45.6	36.0	33.4

Total	$162.1	$82.6	$68.6

        For the years ended December 31, 2003, 2002 and 2001, net written premiums were $162.1 million, $82.6 million and $68.6 million, respectively. The year over year increase of $79.5 million and $14.0 million in 2003 and 2002, respectively, is consistent with the increases in gross written premium described above. Of this increase, $69.9 million and $11.4 million in 2003 and 2002, respectively, was attributable to our municipal finance line, which is consistent with the year over year increase in municipal gross written premiums, explained above. The increase of $9.6 million and $2.6 million in 2003 and 2002, respectively, in our structured finance line of business also follows the pace of gross written premiums described above.

	Year Ended December 31,
Net Earned Premiums
	2003	2002	2001
	($ in millions)
Municipal finance	$52.9	$42.7	$31.1
Structured finance	40.0	36.6	31.1

Total	$92.9	$79.3	$62.2

Included in municipal reinsurance net premiums are refundings of:	$19.2	$14.0	$4.5

        Growth in our net earned premiums over the period has been driven by growth in both the municipal and structured finance lines of business, as evidenced by the growth in net par outstanding, unearned premium reserves and the net present value of installment premiums in-force. However, the municipal finance business's contribution also includes an increase in refunding premiums, which reflect the unscheduled pre-payment or refundings of underlying municipal bonds due to lower interest rates. These unscheduled refunding premiums are sensitive to market interest rates and we evaluate our net earned premiums both including and excluding these premiums.

        For the years ended December 31, 2003, 2002 and 2001, net earned premiums were $92.9 million, $79.3 million and $62.2 million, respectively, an increase of $13.6 million, or 17.2%, in 2003, and $17.1 million, or 27.5%, in 2002. The municipal finance line accounted for $10.2 million of the $13.6 million increase in 2003, reflecting higher earned premium and gross par insured as well as a $5.2 million increase in refunding related premiums. In 2002, refundings in our municipal finance line accounted for $9.5 million of the $17.1 million increase, largely due to $14.0 million of refundings driven by the continued decline in interest rates as compared to $4.5 million in 2001, an increase of $9.5 million. Structured finance net earned premiums increased by $3.4 million in 2003 and $5.5 million in 2002.

        Losses and LAE were $25.7 million, $5.3 million and $5.1 million, respectively, for the years ended December 31, 2003, 2002 and 2001. Our loss and LAE ratios for the years ended December 31, 2003, 2002 and 2001 were 27.7%, 6.7% and 8.2%, respectively. The increase in the loss ratio from 6.7% to 27.7% in 2003 is primarily attributable to an increase in losses and LAE incurred in the structured finance line of business due to credit deterioration in collateralized debt obligations assumed through reinsurance treaties. Case reserves related to these collateralized debt obligations were increased in the fourth quarter after completion of risk management's credit analysis, which included discussions with ceding companies. In 2002 and 2001, the level of loss experience was relatively consistent.

        For the years ended December 31, 2003, 2002 and 2001, acquisition costs were $33.9 million, $29.0 million and $24.7 million, respectively. The increases in acquisition costs over the periods are directly related to the increases in earned premium.

        Operating expenses for the years ended December 2003, 2002 and 2001, were $7.0 million, $4.9 million and $6.4 million. Operating expenses in 2003 increased by $2.1 million as compared to 2002 as a result of the entry of our Bermuda subsidiary, Assured Guaranty Re International, into the financial guaranty reinsurance market. The decline in operating expenses in 2002 as compared to 2001 is primarily due to the change in business mix as we increased our focus on our financial guaranty direct operations. The expense ratios were 45.6%, 43.4% and 50.0% in 2003, 2002 and 2001, respectively.

  Mortgage Guaranty Segment

        The mortgage guaranty segment consists primarily of reinsurance. Mortgage guaranty insurance provides protection to mortgage lending institutions against the default of borrowers on mortgage loans that, at the time of the advance, had a loan-to-value ("LTV") ratio in excess of a specified ratio. We primarily function as a reinsurer in this industry and assume all or a portion of the risks undertaken by primary mortgage insurers. We intend to use our mortgage guaranty platform to write investment grade rated mortgage guaranty business.

        The table below summarized the financial results of our mortgage guaranty segment for the periods presented:

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Gross written premiums	$24.4	$47.6	$47.4
Net written premiums	24.4	47.6	47.6
Net earned premiums	$27.6	$45.3	$39.7
Loss and loss adjustment expenses	(0.7)	8.9	6.2
Profit commission expense	7.3	8.3	9.2
Acquisition costs	5.0	8.0	7.2
Operating expenses	4.6	3.9	2.5

Underwriting gain	$11.4	$16.2	$14.6

Loss and loss adjustment expense ratio	(2.5)%	19.6%	15.6%
Expense ratio	61.2	44.6	47.6

Combined ratio	58.7%	64.2%	63.2%

        Gross written premiums for the years ended December 31, 2003, 2002 and 2001 were $24.4 million, $47.6 million and $47.4 million, respectively. The decline in gross written premiums is due to the continued runoff of our quota share business, as well as significant refinancing activity due to the low interest rate environment. Results for 2002 include $10.4 million of gross written premiums from one non-recurring transaction.

        Net written premiums for the years ended December 31, 2003, 2002 and 2001 were $24.4 million, $47.6 million and $47.6 million, respectively. The change is consistent with the trend in gross written premiums, as we do not cede a significant amount of our mortgage guaranty business.

        For the years ended December 31, 2003, 2002 and 2001, net earned premiums were $27.6 million, $45.3 million and $39.7 million, respectively. In each of the three years there were decreases in net earned premiums related to our quota share business. In 2002, this decline was offset by the non-recurring transaction described above, which generated $10.4 million of earned premium.

        Loss and loss adjustment expenses were $(0.7) million, $8.9 million and $6.2 million, respectively, for the years ended December 31, 2003, 2002 and 2001. The loss and loss adjustment expense ratios for the years ended December 31, 2003, 2002 and 2001 were (2.5%), 19.6% and 15.6%, respectively. The negative loss ratio for 2003 is primarily a result of favorable loss experience related to older contracts, which are running off. This decrease was also attributable to higher than expected appreciation in real estate values, resulting in both lower frequency of claims and lower severity of losses. In 2002, the increase in the loss and loss adjustment expense ratio was primarily due to a single contract that was written during 2002 that had $2.8 million of net earned premiums and was reserved at a 100% loss and loss adjustment expense ratio.

        Profit commission expense for the year ended December 31, 2003, 2002 and 2001 was $7.3 million, $8.3 million and $9.2 million, respectively. The decline in profit commission expense on a year-over-year basis is due to the decline in net earned premiums related to business that has a profit commission element, including our quota share business.

        Acquisition costs for the years ended December 31, 2003, 2002 and 2001 were $5.0 million, $8.0 million and $7.2 million, respectively. The decline in acquisition costs in 2003 as compared to 2002 is primarily due to the shift in business from quota share reinsurance to excess of loss reinsurance, as ceding commissions generally are not paid on excess of loss reinsurance. The increase in acquisition costs from 2001 to 2002 is commensurate with the increase in earned premiums.

        Operating expenses for the years ended December 31, 2003, 2002 and 2001 were $4.6 million, $3.9 million and $2.5 million, respectively. The expense ratio, which includes profit commission expense, was 61.2%, 44.6% and 47.6% for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in the expense ratio in 2003 from 2002 is primarily due to the steady level of operating expenses required to support the business, as compared to a declining earned premium base, as discussed above.

  Other Segment

        Our other segment consists of certain non-core businesses that we have exited prior to, or in connection with, the IPO including equity layer credit protection, trade credit reinsurance, title reinsurance, LA&H reinsurance and auto residual value reinsurance. Also included in the other segment is the impact of the affiliate reinsurance transactions described under "—Combined Results of Operations—Summary of Significant Affiliate Transactions" above. These reinsurance contracts were purchased for the benefit of all of our operating segments. We do not allocate the costs nor the related benefits of these transactions to each of the segments but rather record the impact of these transactions in the other segment.

        Due to our decision to exit the above businesses, the following discussion focuses on net earned premiums and underwriting results of each business within this segment.

        The following table provides details of net earned premiums and underwriting results by line of business:

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Net earned premiums:
Equity layer credit protection	$61.8	$84.0	$21.0
Trade credit reinsurance	51.2	27.8	23.5
Title reinsurance	10.7	7.3	6.5
LA&H	—	(32.2)	24.6
Auto residual value reinsurance	4.2	2.3	91.3
Affiliate reinsurance	(7.7)	(10.3)	(5.3)

Total	$120.2	$78.9	$161.6

Underwriting gain (loss):
Equity layer credit protection	$(1.0)	$(19.7)	$(18.4)
Trade credit reinsurance	(3.3)	(0.3)	(0.3)
Title reinsurance	6.8	3.3	1.1
LA&H	(0.6)	(1.3)	1.2
Auto residual value reinsurance	(24.5)	(8.1)	(10.1)
Affiliate reinsurance	7.4	5.8	(5.1)

Total	$(15.2)	$(20.3)	$(31.5)

        In 2001, we entered the equity layer credit protection market with $21.0 million of net earned premiums. In 2002, net earned premiums increased by $63.0 million, reflecting favorable pricing for such transactions in the capital markets. We ceased writing new equity layer credit protection business during 2003, and net earned premiums declined from $84.0 million for the year ended December 31, 2002 to $61.8 million for the year ended December 31, 2003. The unprecedented level of corporate defaults in 2001 and 2002 along with expenses associated with our entry into the business resulted in underwriting losses of $18.4 million in 2001 and $19.7 million in 2002. For the year ended December 31, 2003, the underwriting loss in equity layer credit protection decreased to $1.0 million as a result of the termination of three trades, which produced an underwriting gain of $16.5 million.

        Trade credit reinsurance net earned premiums were $23.5 million, $27.8 million and $51.2 million for the years ended December 31, 2001, 2002 and 2003, respectively. The growth in earned premium is a result of steadily increasing writings in this line over the periods as a result of several competitors exiting this market. Underwriting losses for the years ended December 31, 2001, 2002 and 2003 were $0.3 million, $0.3 million and $3.3 million, respectively. We intend to cease writing new trade credit business in 2004.

        Net earned premiums for the title reinsurance business grew steadily, from $6.5 million to $7.3 million and $10.7 million for years ended December 31, 2001, 2002 and 2003, respectively. This business has made modest contributions to underwriting results, with gains of $1.1 million, $3.3 million and $6.8 million in 2001, 2002 and 2003, respectively. The $6.8 million of underwriting gain for the year ended December 31, 2003 was primarily due to favorable prior year loss reserve development. In connection with the IPO, ACE Capital Title was sold to ACE or one of its subsidiaries and our other title reinsurance business was reinsured by, or assigned to, a subsidiary of ACE.

        LA&H had net earned premiums of $24.6 million in 2001 and negative $32.2 million in 2002. The fluctuation in net earned premium was related to the timing of new business written and novations and commutations of in-force business in early 2002, in connection with our exiting the LA&H business.

LA&H generated a $1.2 million underwriting gain in 2001. The underwriting losses of $1.3 million in 2002 and of $0.6 million in 2003 were related to the litigation and settlement of a disputed contract.

        Auto residual value reinsurance net earned premiums were $91.3 million, $2.3 million and $4.2 million for the years ended December 31, 2001, 2002 and 2003, respectively. The decrease in earned premium in 2002 was due to a non-recurring transaction in 2001 with net earned premiums of $86 million. Underwriting losses were $10.1 million, $8.1 million and $24.5 million for the years ended December 31, 2001, 2002 and 2003, respectively. The underwriting loss of $24.5 million in 2003 is a result of an increase in reserves for losses and loss adjustment expenses related to a dispute with World Omni (see note 15 of notes to combined financial statements for further discussion). We ceased writing new business in this line in 2001.

        Net earned premiums related to affiliate reinsurance were negative $5.3 million, $10.3 million and $7.7 million for the years ended December 31, 2001, 2002 and 2003, respectively, and primarily represent the cost of the Assured Guaranty Corp. Affiliate Reinsurance Transaction and AGRI Affiliate Reinsurance Transaction for these periods. As a result of losses of $15.0 million and $14.4 million ceded under these contracts in 2002 and 2003, respectively, affiliate reinsurance generated an underwriting gain of $5.8 million and $7.4 million, respectively. The underwriting loss of $5.1 million in 2001 was approximately equal to the cost of the affiliate reinsurance for this period.

Liquidity and Capital Resources

        Our liquidity, both on a short-term basis (for the next twelve months) and a long-term basis (beyond the next twelve months), is largely dependent upon: (1) the ability of our subsidiaries to pay dividends or make other payments to us; (2) external financings; and (3) investment income on our invested assets. Our liquidity requirements include the payment of our operating expenses, interest on our debt, and dividends on our common shares. We may also require liquidity to make periodic capital investments in our operating subsidiaries. In the ordinary course of our business, we evaluate our liquidity needs and capital resources in light of holding company expenses, debt-related expenses and our dividend policy, as well as rating agency considerations. Based on the amount of dividends we expect to receive from our subsidiaries and the income we expect to receive on our invested assets, management believes that we will have sufficient liquidity to satisfy our needs over the next twelve months, including the ability to pay our obligations on the notes. Beyond the next twelve months, the ability of our subsidiaries to declare and pay dividends may be influenced by a variety of factors including market conditions, insurance regulations and general economic conditions. Consequently, although management believes that we will continue to have sufficient liquidity to meet our debt service and other obligations over the long term, no guaranty can be given that we will not be required to seek external debt or equity financing in order to meet our operating expenses or debt service obligations.

        We anticipate that a major source of our liquidity, for the next twelve months and for the longer term, will be amounts paid by our operating subsidiaries as dividends. Certain of our operating subsidiaries are subject to restrictions on their ability to pay dividends. See "Business—Regulation." The amount available at Assured Guaranty Corp. to pay dividends in 2004 with notice to, but without the prior approval of, the Maryland Insurance Commissioner is approximately $25.6 million. Dividends paid by a U.S. company to a Bermuda holding company presently are subject to withholding tax at a rate of 30%. The amount available at AGRI to pay dividends in 2004 in compliance with Bermuda law is $569.1 million. Each of Assured Guaranty Corp. and AGRI has committed to S&P and Moody's that it will not pay more than $10.0 million per year in dividends.

        Liquidity at our operating subsidiaries is used to pay operating expenses, claims, payment obligations with respect to credit derivatives, reinsurance premiums and dividends to us, as well as, where appropriate, to make capital investments in their own subsidiaries. In addition, certain of our operating companies may be required to post collateral in connection with credit derivatives and reinsurance transactions. Management believes that these subsidiaries' operating needs generally can be met from operating cash flow, including gross written premium and investment income on their respective investment portfolios. ACE currently maintains certain letters of credit on behalf of our subsidiaries in an aggregate amount of approximately $26 million. We are currently negotiating with a third party for replacement letters of credit.

        Net cash provided by operating activities was $203.2 million, $278.3 million and $159.9 million during the years ended December 31, 2003, 2002 and 2001, respectively. These cash flows were primarily provided by premium received and investment income. Net cash provided by operating activities was $203.2 million compared to $278.3 million in 2002. The net cash provided by operating activities decreased by $75.1 million despite the increase of $142.0 million in net income in 2003 compared to 2002. The increase in net income is primarily due to the change in the market value of derivative financial instruments as the unrealized gains (losses) on derivative financial instruments increased from a loss of $54.2 million in 2002 to income of $98.4 million in 2003. This change had no cash flow impact. Operating cash flow was negatively impacted by the decrease in cash received on written premiums of approximately $70 million in 2003 compared to 2002 primarily driven by the decreased premium writings of equity layer credit protection in 2003, which is reflected in the change in unearned premium reserves in the statement of cash flows.

        In 2002, net cash provided by operating activities increased by $118.4 million compared to 2001. This increase was driven primarily by the $152.5 million of premium paid in 2001 by us to an affiliate for the Assured Guaranty Corp. Affiliate Reinsurance Transaction and the AGRI Affiliate Reinsurance Transaction.

        Net cash used in financing activities was $35.0 million, $6.0 million and $5.2 million during the years ended December 31, 2003, 2002 and 2001, respectively. During the years ended December 31, 2003, 2002 and 2001, ACE contributed capital of $3.7 million, $84.2 million and $8.2 million, respectively, to us. These capital contributions were utilized to pay interest on long-term debt. The capital contribution in 2002 also included $75.0 million for the purpose of the repayment of our long-term debt. In all years, these were non-cash contributions. Dividends paid to ACE were $35.0 million, $8.0 million and $5.5 million during the years ended December 31, 2003, 2002 and 2001, respectively.

        The following table summarizes our contractual obligations as of December 31, 2003:

	As of December 31, 2003
	Less Than One Year	1-3 Years	4-5 Years	After 5 Years	Total
	($ in millions)
Long-term debt	—	—	—	$75.0	$75.0
Lease obligations	$3.3	$10.0	$6.4	—	19.7

Total	$3.3	$10.0	$6.4	$75.0	$94.7

  Credit Facilities

        Assured Guaranty Corp. is party to a non-recourse credit facility with a syndicate of banks including Deutsche Bank AG (an affiliate of Deutsche Bank Securities Inc.) which provides up to $175 million specifically designed to provide rating agency-qualified capital to further support Assured Guaranty Corp.'s claims paying resources. The facility expires in November of 2010 and is subject to annual extension for an additional term of one year in order to maintain its term at seven years.

        Assured Guaranty has entered into a credit agreement with a syndicate of banks, for which ABN AMRO Incorporated, one of the underwriters of this offering, is acting as lead arranger and sole bookrunner providing for a $250 million unsecured credit facility to which each of Assured Guaranty, Assured Guaranty Corp. and Assured Guaranty (UK) is a party, as borrower. Banc of America Securities LLC acts as co-arranger for the facility, and Bank of America, N.A. (an affiliate of Banc of America Securities LLC) participates as a lender. As of the date of this prospectus, no amounts were outstanding under this facility.

        The $250 million unsecured credit facility is a 364-day facility available for general corporate purposes, and any amounts outstanding under the facility at its expiration will be due and payable one year following the facility's expiry. Under the facility, Assured Guaranty has a borrowing limit not to exceed $50 million, and Assured Guaranty (UK) has a borrowing limit not to exceed $12.5 million. The facility's financial covenants require that Assured Guaranty (a) maintain a minimum net worth of 75% of its pro forma net worth (determined as of the first required reporting date under the facility), (b) maintain an interest coverage ratio of at least 2.5:1.0, and (c) maintain a maximum debt-to-capital ratio of 30%. In addition, the facility will require that Assured Guaranty Corp. (a) maintain qualified statutory capital of at least 80% of its statutory capital as of the fiscal quarter prior to the closing date of the facility, (b) maintain a ratio of aggregate net par outstanding to qualified statutory capital of not more than 150:1, and (c) maintain a maximum debt-to-capital ratio of 35%. While the obligations of the borrowers under the facility are several, a default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding.

  Investment Portfolio

        Our investment portfolio consisted of $2,052.2 million of fixed maturity securities, $137.5 million of short-term investments and had a duration of 5.4 years as of December 31, 2003. Our fixed maturity securities are designated as available for sale in accordance with FAS 115 "Accounting for Certain Investments in Debt and Equity Securities." Fixed maturity securities are reported at fair value in accordance with FAS 115, and the change in fair value is reported as part of accumulated other comprehensive income.

        The following table summarizes our investment portfolio as of December 31, 2003:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	($ in millions)
U.S. government and agencies	$255.2	$16.3	$(0.4)	$271.1
Obligations of state and political subdivisions	788.4	65.4	(1.0)	852.8
Corporate securities	268.1	21.5	(1.1)	288.6
Mortgage-backed securities	538.9	13.2	(2.1)	549.9
Structured securities	75.8	2.3	(0.1)	77.9
Foreign government and agencies	11.4	0.5	—	11.9

Total available for sale	1,937.7	119.2	(4.7)	2,052.2
Short-term investments	137.5	—	—	137.5

Total investments	$2,075.3	$119.2	$(4.7)	$2,189.7

        As of December 31, 2003, we held the following investments denominated in currencies other than U.S. dollars:

Currency	Amortized Cost	Estimated Fair Value
	($ in millions)
Sterling	$30.6	$31.7
Euro	3.7	3.7
Australian Dollar	0.6	0.6

	$34.9	$36.0

        The amortized cost and estimated fair value of fixed maturity securities available for sale as of December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. See note 9 of the notes to our combined financial statements for information on our fixed maturity securities available for sale as of December 31, 2003 and 2002.

	Amortized Cost	Estimated Fair Value
	($ in millions)
Due within one year	$21.8	$22.2
Due after one year through five years	229.1	242.6
Due after five years through ten years	299.2	323.6
Due after ten years	848.7	913.9
Mortgage-backed securities	538.9	549.9

Total	$1,937.7	$2,052.2

        Fair value of the fixed maturity securities is based upon quoted market prices provided by either independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications. Our investment portfolio does not include any non-publicly traded securities. For a detailed description of our valuation of investments see "—Critical Accounting Policies."

        We review our investment portfolio for possible impairment losses. For additional information, see "—Critical Accounting Policies."

        The following table summarizes the ratings distributions of our investment portfolio as of December 31, 2003 and 2002. Ratings are represented by the lower of the Moody's and S&P classifications.

	As of December 31,
	2003	2002
AAA or equivalent	74.6%	78.0%
AA	13.9	12.1
A	10.7	9.1
BBB	0.8	0.8

Total	100.0%	100.0%

        As of December 31, 2003 and 2002, our investment portfolio did not contain any securities that were not rated or rated below investment grade.

        Short-term investments include securities with maturity dates equal to or less than one year from the original issue date. Our short-term investments are composed of money market funds, discounted notes and certain time deposits for foreign cash portfolios. Short-term investments are reported at cost, which approximates the fair value of these securities due to the short maturity of these investments.

        Under agreements with our cedents and in accordance with statutory requirements, we maintain fixed maturity securities in trust accounts for the benefit of reinsured companies and for the protection of policyholders, generally in states where we or our subsidiaries, as applicable, are not licensed or accredited. The carrying value of such restricted balances as of December 31, 2003 and 2002 was $370.0 million and $355.2 million, respectively.

        Under certain derivative contracts, we are required to post eligible securities as collateral, generally cash or U.S. government or agency securities. The need to post collateral under these transactions is generally based on marked to market valuations in excess of contractual thresholds. The fair market values of our pledged securities totalled $154.8 million as of December 31, 2003 and $194.7 million as of December 31, 2002.

Market Risk

        Market risk represents the potential for losses that may result from changes in the value of a financial instrument as a result of changes in market conditions. The primary market risks that impact the value of our financial instruments are interest rate risk, basis risk, such as taxable interest rates relative to tax-exempt interest rates, and credit spread risk. Each of these risks and the specific types of financial instruments impacted are described below. Senior managers in our risk management department are responsible for monitoring risk limits and applying risk measurement methodologies. The estimation of potential losses arising from adverse changes in market conditions is a key element in managing market risk. We use various systems, models and stress test scenarios to monitor and manage market risk. These models include estimates made by management that use current and historic market information. The valuation results from these models could differ materially from amounts that actually are realized in the market. See "—Critical Accounting Policies—Valuation of Investments."

        Financial instruments that may be adversely affected by changes in interest rates consist primarily of investment securities. The primary objective in managing our investment portfolio is generation of an optimal level of after-tax investment income while preserving capital and maintaining adequate liquidity. Investment strategies are based on many factors, including our tax position, fluctuation in interest rates, regulatory and rating agency criteria and other market factors. Two external investment managers, Hyperion Capital Management and Lazard Freres, manage our fixed maturity investment portfolio in accordance with investment guidelines approved by our Board of Directors.

New Accounting Pronouncements

        In May 2003, FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"), which establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. FAS 150 requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS 150 did not have a material impact on the combined financial statements.

        In April 2003, FASB issued FAS No. 149, "Amendment of FASB Statement No. 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. For example, this Statement requires that financial guaranty insurance for which the underlying risk is linked to a derivative be accounted for as a derivative. This Statement is effective for contracts entered into or modified after June 30, 2003, except for the provisions of this Statement that relate to FAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and for hedging relationships designated after June 30, 2003. All provisions are to be applied prospectively, except for the provisions of this Statement that relate to FAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. These provisions are to be applied in accordance with their respective effective dates. The adoption of FAS 149 did not have a material impact on the combined financial statements.

        In December 2002, FASB issued FAS No. 148, "Accounting for Stock-Based Compensation—
Transition and Disclosure" ("FAS 148"). FAS 148 provides alternative methods of transitioning for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. FAS 148 amends the disclosure requirements of FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. FAS 148 is effective for companies with fiscal year ending after December 15, 2002. We continue to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 ("APB 25").

        Effective January 1, 2002, we adopted FAS No. 141, "Business Combinations" and FAS No. 142, "Goodwill and Other Intangible Assets." FAS No. 141, which supercedes APB 16, "Business Combinations," requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and provides specific criteria for initial recognition of intangible assets apart from goodwill. FAS No. 142, which supercedes APB 17, "Intangible Assets," requires that goodwill and intangible assets with indefinite lives no longer be amortized but instead tested for impairment at least annually. FAS No. 142 established new accounting and reporting standards for acquired goodwill and other intangible assets. It requires that an entity determine if the goodwill or other intangible assets has an indefinite or a finite useful life. Those with indefinite useful lives will not be subject to amortization and must be tested annually for impairment. See note 5 of the notes to our combined financial statements for further information.

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), as an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 addresses consolidation of variable interest entities ("VIEs") by business enterprises. An entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity's activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which are the compensation for the risk of absorbing the expected losses. FIN 46 requires that VIEs be consolidated by the entity that maintains the majority of the risks and rewards of ownership. This interpretation applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains interest after that date. FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003 for VIEs created before February 1, 2003. The adoption of FIN 46 did not have a material impact on our combined financial statements.

        In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 outlines certain accounting guidelines, effective for fiscal years beginning after December 15, 2002, from which our insurance transactions and derivative contracts are excluded. In addition, FIN 45 expands the disclosures required by a guarantor in its interim and annual financial statements regarding obligations under certain guaranties. These disclosure requirements are effective for the year ended December 31, 2002. Our financial position and results of operations did not change as a result of the adoption of FIN 45.

BUSINESS

Overview

        We are a Bermuda-based company providing credit enhancement products to the municipal finance, structured finance and mortgage markets. We apply our credit expertise, risk management skills and capital markets experience to develop insurance, reinsurance and derivative products that meet the credit enhancement needs of our customers. We market our products directly and through financial institutions. We serve the U.S. and international markets.

        Our financial results include three operating segments:

  •
  Financial guaranty direct, which protects the holder against an issuer's failure to pay principal and interest when due or other credit events.

  •
  Financial guaranty reinsurance, which indemnifies another financial guarantor, the "ceding company," against part or all of the loss the ceding company may sustain under financial guaranty policies it has reinsured to us.

  •
  Mortgage guaranty, which protects mortgage lenders and investors against the default of borrowers on mortgage loans, and provides reinsurance to mortgage guaranty insurers.

        Our other segment includes businesses we have exited. The following table sets forth information for each of our segments for the year ended December 31, 2003:

	Gross Written Premiums
			Combined Ratio
	Amount	Percent
	($ in millions)
Financial guaranty direct	$71.2	27.0%	58.0%
Financial guaranty reinsurance	168.7	63.8	73.3
Mortgage guaranty	24.4	9.2	58.7

Total operating segments	$264.3	100.0%	65.6%

Other	84.9		112.6

Total	$349.2		83.7%

        Our businesses have a history of strong income generation, producing cumulative net income of $444.1 million since January 1, 2000. As of December 31, 2003, we had cash and invested assets of $2.2 billion, total assets of $2.9 billion and shareholder's equity of $1.4 billion ($1.3 billion on a pro forma basis after giving effect to the transactions described under "Formation Transactions"). Our invested assets as of December 31, 2003 consisted entirely of cash and fixed maturity securities with an average rating of AA+. Our past performance may not be indicative of future results.

        Financial strength ratings are an important factor in establishing our competitive position in the markets in which we compete. The objective of these ratings is to provide an independent opinion of our financial strength and ability to meet our ongoing obligations to our policyholders. Ratings reflect the rating agencies' opinions of our financial strength, and are neither evaluations directed to investors in the notes nor recommendations to buy, sell or hold the notes. As of the date of this prospectus, our insurance company subsidiaries have been assigned the following insurance financial strength ratings:

	Moody's		S&P		Fitch
Assured Guaranty Corp.	Aa1(Excellent	)	AAA(Extremely Strong)	*	Not rated	**
AGRI	Aa2(Excellent	)	AA(Very strong)		AA(Very strong)
AGRO	Aa2(Excellent	)	AA(Very strong)		AA(Very strong)
Assured Guaranty Mortgage	Aa2(Excellent	)	AA(Very strong)		AA(Very strong)

*
Assured Guaranty Corp.'s S&P ratings outlook is "Negative."

**
ACE and Fitch both agreed to withdraw Assured Guaranty Corp.'s Fitch rating.

Competitive Strengths

        We believe that our competitive strengths enable us to capitalize on the opportunities in the credit enhancement markets. These strengths include:

        Underwriting discipline and financial structuring expertise.    We have a disciplined approach to underwriting that emphasizes profitability over market share. We have substantial experience in developing innovative credit enhancement solutions to satisfy the diverse risk and financial management demands of our customers. We emphasize an analytical underwriting process organized around integrated teams consisting of credit and quantitative analysts, risk management professionals and lawyers.

        Established market relationships.    Over the past 15 years we have developed strong relationships with key participants in our markets, including issuers, investors, financial guarantors and financial institutions. We seek to distinguish ourselves from our competitors by providing innovative credit enhancement solutions and superior execution and client service. We intend to capitalize on our long-standing relationships as we expand our presence in financial guaranty insurance and international markets.

        Experienced management, underwriting team and board.    Our senior management has an average of more than 16 years experience in the insurance, credit and financial guaranty markets. Our President and Chief Executive Officer, Dominic Frederico, has 29 years of insurance industry experience and has been the senior ACE executive supervising our business; and Michael Schozer, President of Assured Guaranty Corp., has 13 years of financial guaranty and banking experience. We also have a team of 15 senior underwriters with an average of approximately 12 years of financial guaranty or similar credit experience. Our board of directors also has substantial financial services industry experience.

        Multiple locations and licenses.    We have operations in Bermuda, the United States and the United Kingdom. We have a range of licenses that allows us to participate in many sectors of the credit enhancement market.

Corporate Strategy

        Our objective is to build long-term shareholder value by achieving strong profitability through disciplined underwriting, proactive risk management and the growth of our business. Our goal is to improve our return on average equity (excluding the impact of realized gains and losses on investments and unrealized gains and losses on derivative financial instruments) to be consistent with the returns of the leading performers in the financial guaranty industry. The major elements of our strategy are:

        Expand our direct financial guaranty business.    We intend to expand our direct financial guaranty business beyond our historical focus on credit derivatives by substantially increasing the amount of traditional financial guaranty insurance we write in U.S. and international markets. We believe the market for financial guaranty insurance will grow as the issuance of municipal and structured finance obligations continues to be strong, as capital providers continue to seek to reduce risk exposures and as the market for credit enhancement products develops further. We believe that we have an opportunity to expand our market position as investors seek to diversify their exposure to the small group of primary financial guarantors. We intend to write business in a manner consistent with achieving our goal of obtaining a "Aaa" rating from Moody's to match our "AAA" rating from S&P.

        Expand our financial guaranty reinsurance business.    Our commitment to the financial guaranty reinsurance market, readiness to execute transactions and financial strength afford us a significant opportunity to profitably gain market share. Decisions by two major competitors to exit this market have significantly reduced reinsurance capacity at a time when we believe demand for financial guaranty reinsurance is growing. We intend to utilize our flexible operating platform to improve our returns in this business.

        Transition our mortgage guaranty business.    We intend to write investment grade mortgage guaranty insurance and reinsurance that is consistent with our ratings objectives. Our industry experience and licenses enable us to provide mortgage credit enhancement in the form of either financial guaranty insurance or mortgage guaranty insurance to meet the specific needs of mortgage lenders and investors.

        Expand our position in international markets.    We intend to capitalize on significant growth opportunities in international markets. Our initial focus for international expansion is privatization finance initiatives in the United Kingdom, the largest market for financial guaranty insurance outside the United States, and public/private partnerships in the rest of Europe.

        Maintain our commitment to financial strength.    We recognize the importance of our excellent financial strength ratings and intend to write business in a manner consistent with achieving our goal of obtaining a "Aaa" rating from Moody's to match our "AAA" rating from S&P. We will maintain our financial strength through disciplined risk selection, prudent operating and financial leverage and a conservative investment posture.

        Manage our capital efficiently.    We will monitor rating agency capital adequacy requirements to appropriately deploy capital to optimize the execution of our business plan and our return on capital.

Industry Overview

  Financial Guaranty Insurance

        Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of municipal bonds and structured securities. Both issuers of and investors in financial instruments may benefit from financial guaranty insurance. Issuers benefit because the insurance may have the effect of lowering an issuer's cost of borrowing to the extent that the insurance premium is less than the value of the difference between the yield on the insured obligation (carrying the credit rating of the insurer) and the yield on the obligation if sold on the basis of its uninsured credit rating. Financial guaranty insurance also increases the marketability of obligations issued by infrequent or unknown issuers, as well as obligations with complex structures or backed by asset classes new to the market. Investors benefit from increased liquidity in the secondary market, added protection against loss in the event of the obligor's default on its obligation, and reduced exposure to price volatility caused by changes in the credit quality of the underlying insured issue.

        As an alternative to traditional financial guaranty insurance, credit protection relating to a particular security or issuer can be provided through a credit derivative, such as a credit default swap. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a reference obligation or entity. Credit derivatives typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guaranty insurance. Credit derivatives may be preferred by some customers because they generally offer ease of execution, standardized terms and greater liquidity.

        We believe that demand for financial guaranty insurance will remain strong over the long term as a result of the strength of the asset securitization and municipal bond new issuance markets. Internationally, we believe demand for financial guaranty insurance will increase due to the expansion of privatization initiatives and the project finance and securitization markets in Europe.

        Financial guaranty insurance is generally provided for structured finance and municipal finance obligations in the U.S. and international markets.

        Structured Finance—Structured finance obligations are generally backed by pools of assets, such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value, which are generally held by a special purpose issuing entity. Structured finance obligations can be "funded" or "synthetic." Funded structured finance obligations generally have the benefit of one or more forms of credit enhancement, such as over-collateralization and excess cash flow, to cover credit risks associated with the related assets. Synthetic structured finance obligations generally take the form of credit derivatives or credit-linked notes that reference a pool of securities or loans, with a defined deductible to cover credit risks associated with the referenced securities or loans.

        The following table sets forth the par amount of certain funded structured obligations issued in the United States, including securities distributed under Rule 144A under the Securities Act, for the periods indicated, and the par amount of structured finance obligations insured during the same period:

U.S. Asset-Backed Market

	New Issues of Funded Structured Finance Obligations(1)	Insured U.S. Structured Finance Obligations(2)
	($ in billions)
1997	$215.4	$ 79.8
1998	256.6	103.6
1999	263.9	117.9
2000	275.5	116.1
2001	331.6	167.1
2002	413.1	165.5
2003	505.8	Not available

(1)
Source: Asset-Backed Alert, January 11, 2002, January 10, 2003 and January 9, 2004. Includes U.S. asset-backed securities, other than commercial mortgage-backed securities, residential mortgage-backed securities (prime jumbo and Alt-A) and CDOs.

(2)
Source: Association of Financial Guaranty Insurers, April 17, 2002 and April 23, 2003. Includes all funded and synthetic primary-market and secondary-market U.S. insured transactions, except municipal obligations.

        As summarized in the foregoing table, the U.S. structured finance market has experienced strong growth in recent years. U.S. structured finance obligations insured by financial guarantors have also risen over this period. More recently, however, the amount of new par insured has stabilized. This stabilization has occurred for several reasons, including greater investor acceptance of uninsured structured finance transactions, growing issuer preference for alternate forms of credit enhancement such as overcollateralization and reduced appetite among financial guarantors for certain asset classes or servicers due to risk aggregation concerns.

        Municipal Finance—Municipal finance obligations consist primarily of debt obligations issued by or on behalf of states or their political subdivisions (counties, cities, towns and villages, utility districts, public universities and hospitals, public housing and transportation authorities), other public and quasi-public entities (including non-U.S. sovereigns and subdivisions thereof), private universities and hospitals, and investor-owned utilities. These obligations generally are supported by the taxing authority of the issuer, the issuer's or underlying obligor's ability to collect fees or assessments for certain projects or public services or revenues from operations. Recently, this market has expanded to include project finance obligations, as well as other structured obligations supporting infrastructure and other public works projects.

        The following table sets forth the volume of new issues of long-term (longer than 12 months) municipal bonds and the volume of new issues of insured long-term municipal bonds over the past seven years in the United States:

U.S. Municipal Long-Term Market

	New Money and Combined Financings	Refundings	Total Volume	Refundings as a Percentage of Total Volume	Insured Bonds Volume	Insured Bonds as a Percentage of Total Volume
	($ in billions)
1997	$160.5	$60.2	$220.7	27.3%	$107.5	48.7%
1998	204.8	81.9	286.7	28.6	145.1	50.8
1999	189.3	38.3	227.6	16.8	105.6	46.4
2000	181.2	19.5	200.7	9.7	79.3	39.6
2001	223.6	64.7	288.2	22.4	143.3	46.6
2002	266.6	92.1	358.8	25.7	178.9	49.9
2003	289.9	93.8	383.7	24.5	189.7	49.4

Source:
Amounts are based upon estimated data reported by The Bond Buyer's 2003 Yearbook and The Bond Buyer's database as of February 9, 2004. Amounts represent gross par amounts issued or insured, respectively, during such year.

        Changes in volume of municipal bond issuance since 1997 are primarily attributable to changes in the financing needs of municipalities and refunding activity related to the then-current interest rate environment. The percentage of municipal long-term bonds that are insured varies from period to period for several reasons, including the mix of credit ratings of the issuers, interest rates and market credit spreads, financial guaranty price competition and investor demand for insured versus uninsured obligations.

        International—We believe PFI currently provides the single largest opportunity for international expansion of financial guaranty products. UK government investment in essential public infrastructure has increased significantly in recent years. Since 1997, the aggregate value of issuances has increased from £2,187.6 million to £7,639.3 million in 2002. Financial guarantors have been important contributors to the growth of this market, with par insured increasing from £75.8 million in 1997 to £997.8 million in 2002. We believe UK issuance volume will continue to increase, as financed projects move from construction to operation and equity investors seek refinancing.

        The following table sets forth the volume of PFI issuance in the period from 1997 to 2002 and the portion of such issuance that was insured:

U.K. Private Finance Initiative Issuance

	Aggregate Issuance(1)	Par Insured(2)	Insured Penetration
	(£ in millions)
1997	£2,187.6	£75.8	3.5%
1998	2,694.9	426.6	15.8
1999	2,385.0	241.2	10.1
2000	3,661.0	482.8	13.2
2001	2,083.1	712.7	34.2
2002	7,639.3	997.8	13.1

(1)
Source: H.M. Treasury PFI Signed Projects List database—July 2003.

(2)
Source: Standard & Poor's Credit Survey of the UK Private Finance Initiative and Public Private Partnerships (April 2003).

        The following table sets forth international par insured by financial guaranty insurance companies that are members of the Association of Financial Guaranty Insurers for the period from 1997 to 2002:

International Financial Guaranty Insurance

	Municipal Finance Par Insured	Structured Finance Par Insured	Total Par Insured	Percent Change From Prior Year
	($ in billions)
1997	$3.9	$12.8	$16.7
1998	3.1	16.4	19.5	17%
1999	2.5	24.2	26.7	37
2000	4.1	55.2	59.3	122
2001	6.0	51.4	57.4	(3)
2002	8.1	63.2	71.3	24

Source:
Association of Financial Guaranty Insurers, April 17, 2002 and April 23, 2003.

  Financial Guaranty Reinsurance

        Financial guaranty reinsurance indemnifies the primary insurance company against part or all of the loss that the latter may sustain under a policy that it has issued. The reinsurer may itself purchase reinsurance protection ("retrocessions") from other reinsurers, thereby syndicating its own exposure.

        Reinsurance agreements take two major forms: "treaty" and "facultative." Treaty reinsurance requires the reinsured to cede, and the reinsurer to assume, specific classes of risk underwritten by the ceding company over a period of time, typically one year. Facultative reinsurance is the reinsurance of part or all of one or more policies, and is subject to separate negotiation for each cession.

        The size and growth of the financial guaranty reinsurance market is dependent on (1) the size of the primary insurance market, (2) the percentage of aggregate risk that the primary insurers cede to reinsurers, (3) regulatory, rating agency and other external risk retention limitations imposed on the primary insurers, (4) the credit allowed primary insurers by their regulators and rating agencies for ceded reinsurance, and (5) the price and availability of substitute highly rated capital facilities. As a result of expected growth in the primary financial guaranty market, rating agency capital adequacy and risk diversification requirements and the recent contraction in the availability of financial guaranty reinsurance capacity, we believe that there are growth opportunities in this market.

  Mortgage Guaranty

        Mortgage guaranty insurance is a specialized class of credit insurance that provides protection to mortgage lending institutions against the default of borrowers on mortgage loans that, at the time of the advance, had an LTV in excess of a specified ratio. In the United States, governmental agencies and private mortgage guaranty insurance compete in this market, while some lending institutions choose to self-insure against the risk of loss on high LTV mortgage loans.

        Reinsurance in the mortgage guaranty insurance industry is used to increase the insurance capacity of the ceding company, to assist the ceding company in meeting applicable regulatory and rating agency requirements, to augment the financial strength of the ceding company, and to manage the ceding company's risk profile.

        The U.S. private mortgage guaranty insurance industry, composed of only monoline insurance companies as required by law, provides two basic types of coverage: primary insurance, which protects lenders against default on individual residential mortgage loans by covering losses on such loans to a stated percentage, and pool insurance, which protects lenders against loss on an underlying pool of individual mortgages by covering the full amount of the loss (less the proceeds from any applicable primary coverage) on individual residential mortgage loans in the pool, with an aggregate limit usually expressed as a percentage of the initial loan balances in the pool. Primary and pool insurance are used to facilitate the sale of mortgage loans in the secondary mortgage market, principally to the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Fannie Mae and Freddie Mac provide indirect funding for approximately half of all mortgage loans originated in the United States. Fannie Mae and Freddie Mac are prohibited by their charters from purchasing mortgage loans with LTV's of greater than 80% unless the loans are insured by a designated mortgage guaranty insurer or some other form of credit enhancement is provided. In addition, pool insurance is often used to provide credit support for mortgage-backed securities and other secondary mortgage market transactions.

        The following table sets forth the volume of new mortgage loan originations (including refinancings) in the United States and the volume of such loans covered by private mortgage insurance over the past seven years. Changes in origination volume during this period are primarily related to the then-current interest rate and general economic environments. Volume increased dramatically in 2001 and 2002 as low interest rates drove refinancings to record levels.

Year	Total Originations	New Private Mortgage Insurance Written	New Private Mortgage Insurance Written as a Percentage of Total Originations
		($ in billions)
1997	$859	$121	14.1%
1998	1,450	187	12.9
1999	1,310	189	14.4
2000	1,048	163	15.6
2001	2,058	283	13.7
2002	2,680	337	12.6
2003	3,760	404	10.7

        Source: Inside Mortgage Finance, January 30, 2004 and February 13, 2004 editions.

        Private mortgage insurance in the United Kingdom is called mortgage indemnity guarantee ("MIG") and provides coverage for mortgages originated above a specified loan to value percentage, typically 75% to 80%. Most residential mortgages originated in the United Kingdom are held by the originating lender rather than sold to a third party as is common in the United States. As a result, UK lenders utilize MIG as a risk management tool to mitigate potential losses on their residential lending portfolios. Due to a severe housing recession in the early 1990s, most third party insurance providers of MIG ceased writing the product. As a result, many lenders set up captive insurers to write MIG.

        The following table sets forth the volume of new mortgage loan originations (including refinancings) in the United Kingdom over the past seven years:

Year	Total Originations
(£ in billions)
1997	£ 77.3
1998	89.4
1999	114.3
2000	119.5
2001	160.2
2002	218.7
2003	271.0

        Source: CML Housing Finance No. 61, Spring 2004.

Our Operating Segments

        Our historical financial results include three operating segments: financial guaranty direct, financial guaranty reinsurance and mortgage guaranty. The following table sets forth our gross written premiums by segment for the periods presented:

Gross Written Premiums By Segment

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Financial guaranty direct:
Municipal finance	$3.4	$1.5	$1.9
Structured finance	67.8	45.9	44.1

Total financial guaranty direct	71.2	47.4	46.0

Financial guaranty reinsurance:
Municipal finance	117.1	48.1	37.0
Structured finance	51.6	36.5	33.4

Total financial guaranty reinsurance	168.7	84.6	70.4

Mortgage guaranty	24.4	47.6	47.4

Total operating segments	$264.3	$179.7	$163.8
Other	84.9	237.6	279.1

Total	$349.2	$417.2	$442.9

        We primarily conduct our business in the United States; however, some of our clients are companies located in the United Kingdom, Europe and Australia. For the years ended December 31, 2003, 2002 and 2001, gross written premium in currencies other than U.S. dollars was $67.1 million, $48.5 million and $29.9 million, respectively.

  Financial Guaranty Direct

        Management uses the present value of gross premiums written to evaluate new business production for our direct financial guaranty business. The following table sets forth this measure by product line for each of the periods presented:

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Municipal finance	$1.5	$1.4	$3.1
Structured finance	92.3	94.6	113.5

Total	$93.8	$96.0	$116.6

        We entered the direct financial guaranty market in 1996 as a means to diversify our historical focus on reinsurance, initially focusing on our single-name credit default swap business. In 2000, we expanded our direct product offerings to include credit protection on CDOs and asset-backed and mortgage-backed securities. We have made significant progress in developing the operational, underwriting, risk management, business development, investor relations and legal capabilities necessary to support a primary financial guaranty insurance business. We began a primary financial guaranty insurance licensing program in the United States, receiving our first license in 2000. In 2003, we launched a program to insure municipal obligations in the secondary market. We currently have licenses in 45 U.S. states and the District of Columbia.

        Since 2001, we have executed approximately 125 direct financial guaranty transactions, primarily the insurance of credit derivatives (other than single-name exposures). We expect to make greater use of insurance to deliver credit protection as we expand our direct financial guaranty business. In 2003, we executed eight direct financial guaranty insurance transactions, five in the municipal secondary markets and three new issue asset-backed transactions. We issued another direct financial guaranty insurance policy on a new issue of asset-backed securities in January 2004. Additionally, we see opportunities to expand this business internationally, particularly in project finance and structured finance. Our underwriting and business development professionals have extensive market relationships with issuers, investors, bankers and other professionals, which are crucial to this effort. We intend to capitalize on these relationships as we continue to expand our financial guaranty insurance business.

  Financial Guaranty Reinsurance

        The following table sets forth our financial guaranty reinsurance new business volume, as measured by the present value of gross premiums written by product line, for each of the periods presented:

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Municipal finance	$116.8	$68.6	$44.3
Structured finance	28.2	50.9	34.1

Total	$145.0	$119.5	$78.4

        We began reinsuring financial guaranty obligations in 1988. Over the past fifteen years, we have established our presence as a leading provider of financial guaranty reinsurance. We reinsure business on both a treaty and facultative basis. Our treaties cover the full range of sectors in which our customers participate, including municipal finance, structured finance and international obligations. Historically, our net par outstanding has consisted primarily of municipal finance obligations reflecting the mix of business of our ceding company clients.

        We intend to maintain our leading position in this market and grow our financial guaranty reinsurance business. Decisions by two major competitors to exit the market have significantly reduced reinsurance capacity at a time when we believe demand for financial guaranty reinsurance for this product is increasing due to strong growth in the primary market. We believe our commitment to this market, readiness to execute transactions, and financial and ratings strength afford us a significant opportunity to gain market share profitably.

  Financial Guaranty Portfolio

        The principal types of obligations covered by our financial guaranty direct and our financial guaranty reinsurance businesses are structured finance obligations and municipal finance obligations. Because both businesses involve similar risks, we analyze and monitor our financial guaranty direct portfolio and our financial guaranty reinsurance portfolio on a combined basis. In the tables that follow, our reinsurance par is reported on a one quarter lag due to the timing of receipt of reports prepared by our ceding companies. The following table sets forth our financial guaranty net par outstanding by product line as of December 31 for the years presented:

Net Par Outstanding By Product Line

	As of December 31,
	2003	2002	2001
	($ in billions)
Structured Finance:
Direct	$21.6	$18.6	$13.6
Reinsurance	13.3	12.4	13.3

Total structured finance	34.9	31.0	26.9
Municipal Finance:
Direct	2.1	1.9	1.9
Reinsurance	50.5	47.5	46.4

Total municipal finance	52.6	49.4	48.3

Total net par outstanding	$87.5	$80.4	$75.2

        Structured Finance Obligations—We insure and reinsure a number of different types of structured finance obligations, including the following:

          Senior Layer CDOs—These include securities primarily backed by pooled corporate debt obligations, such as corporate bonds, bank loans or loan participations, asset-backed securities, residential and commercial mortgage-backed securities and trust preferred securities. These securities are often issued in "tranches," with subordinated tranches providing credit support to the more senior tranches. Our financial guaranty exposures generally are to the more senior tranches of these issues. We have also written equity layer credit protection on CDOs, which exposures are reported in our other segment.

          Consumer Receivables—These include obligations backed by consumer receivables, such as residential mortgages, home equity loans and lines of credit, automobile loans and leases, credit card receivables and other consumer receivables. Credit support is generally derived from the cash flows generated by the underlying obligations, as well as property, automobile or equipment values as applicable. Additional credit protection to our exposure may be in the form of over-collateralization, excess spread, cash reserves, first loss letters of credit, subordinated securities or a combination of the foregoing.

          Commercial Receivables—These include obligations backed by commercial mortgages, equipment leases, business loans and trade receivables. Credit support is derived from the cash flows generated by the underlying obligations, as well as property or equipment values as applicable. Additional credit protection to our exposure may be in the form of over-collateralization, excess spread, cash reserves, first loss letters of credit, subordinated securities or a combination of the foregoing. The properties backing commercial real estate-backed obligations include hotel properties, office buildings and warehouse properties.

          Other Structured Finance—Other structured finance exposures in our portfolio include bonds or other securities backed by assets not generally described in any of the other four categories.

          Single Name Corporate Credit Derivatives—These include credit derivative obligations wherein the underlying exposure is to the corporate debt, bank loan participations, trade receivables or other "borrowed money" obligations of a single corporate "reference entity." In early 2003, we substantially reduced the new single name corporate credit derivatives business we write and, in late 2003, we stopped writing this business. The remaining portfolio of single name corporate credit derivatives has an average remaining life of 1.7 years as of December 31, 2003.

        The following table sets forth our new structured finance direct and reinsurance net par by bond type (stated as a percentage of total new structured finance direct and reinsurance net par) for the periods presented:

New Structured Finance Net Par by Bond Type

	Year Ended December 31,
	2003	2002	2001
	($ in billions)
Collateralized debt obligations	40.1%	42.5%	67.9%
Consumer receivables	33.3	35.6	20.0
Commercial receivables	19.6	11.7	3.0
Other structured finance	5.5	5.7	5.1
Single name corporate credit derivatives	1.5	4.5	4.0

Total	100.0%	100.0%	100.0%

Total new structured finance net par	$10.2	$12.3	$10.7

        The following table sets forth our structured finance direct and reinsurance net par outstanding by bond type (stated as a percentage of total structured finance direct and reinsurance net par outstanding) as of the dates indicated:

Structured Finance Net Par Outstanding by Bond Type

	As of December 31,
	2003	2002	2001
	($ in billions)
Collateralized debt obligations	46.1%	39.1%	32.2%
Consumer receivables	26.9	27.4	30.1
Commercial receivables	15.1	11.0	5.8
Other structured finance	5.3	7.0	12.0
Single name corporate credit derivatives	6.6	15.5	19.9

Total	100.0%	100.0%	100.0%

Total structured finance net par outstanding	$34.9	$31.0	$26.9

        The table below shows our ten largest financial guaranty structured finance direct and reinsurance exposures by revenue source as a percentage of total financial guaranty net par outstanding as of December 31, 2003:

Ten Largest Structured Finance Exposures

	Net Par Amount Outstanding	Percent of Total Net Par Amount Outstanding	Internal Rating(1)
	($ in millions)
SALS 2002-6 (CDO)	$740	0.9%	AAA
Triplas CDO of ABS	625	0.7	AAA
Absolute CDO of ABS	594	0.7	AAA
Taurus 2001-06 (CDO)	554	0.6	A+
Sears Credit Card Master Trust 2002-3 Class A—Credit Cards	550	0.6	AAA
Dresdner 2001-1 (CDO)	500	0.6	AAA
Houston CDO Portfolio 2000-1	470	0.5	AA
Bistro 2001-09—AAA Tranche (CDO)	450	0.5	AAA
Stars 2001-3 (CDO)	440	0.5	AAA
Merrill Lynch Synthetic CDO Taurus 8	440	0.5	AAA

Total of top ten exposures	$5,363	6.1%

(1)
These ratings represent our internal assessment of the underlying credit quality of the insured obligations.

        Municipal Finance Obligations—We insure and reinsure a number of different types of municipal obligations, including the following:

          Tax-Backed Bonds—These include full faith and credit general obligations of municipalities and governmental authorities, as well as a variety of obligations that are supported by the issuer from specific and discrete sources of taxation, and include tax-backed revenue bonds and general fund obligations, such as lease revenue bonds. Tax-backed obligations may be secured by a lien on specific pledged tax revenues, such as a gasoline or excise tax, or incrementally from growth in property tax revenue associated with growth in property values. These obligations also include obligations secured by special assessments levied against property owners and often benefit from issuer covenants to enforce collections of such assessments and to foreclose on delinquent properties. Lease revenue bonds typically are general fund obligations of a municipality or other governmental authority that are subject to annual appropriation or abatement; projects financed and subject to such lease payments ordinarily include real estate or equipment serving an essential public purpose. Bonds in this category also include moral obligations of municipalities or governmental authorities.

          Municipal Utility Bonds—These include the obligations of all forms of municipal utilities, including electric, water and sewer utilities and resource recovery revenue bonds. These utilities may be organized in various forms, including municipal enterprise systems, authorities or joint-action agencies.

          Special Revenue Bonds—These include college and university revenue bonds and housing revenue bonds relating to both single and multi-family housing, issued by states and localities, supported by cash flow and, in some cases, insurance from such entities as the Federal Housing Administration.

          Healthcare Bonds—These include both obligations for capital construction or improvement of healthcare facilities and obligations providing funds for equipment purchase, in both cases typically secured by an underlying note of the not-for-profit corporation that owns or is to own and/or operate the related healthcare facility or healthcare system. In addition to healthcare facilities, obligors in this category include a small number of health maintenance organizations and long-term care facilities.

          Structured Municipal Bonds—These are two risk-remote, excess of loss exposures to portfolios of healthcare and investor-owned utility municipal obligations generally described under "Healthcare Bonds" and "Other Municipal Bonds."

          Other Municipal Bonds—These include other debt issued, guaranteed or otherwise supported by U.S. national or local governmental authorities, as well as student loans, revenue bonds, investor-owned utility obligations and obligations of some not-for-profit organizations. Also included in this category are international municipal obligations, including the obligations of sovereign and sub-sovereign non-U.S. issuers, project finance transactions involving projects leased to or supported by payments from non-U.S. governmental or quasi-governmental entities, as well as other obligations having international aspects, but which otherwise would fall within the other described categories.

        The following table sets forth our new municipal finance direct and reinsurance net par by bond type (stated as a percentage of total new municipal finance direct and reinsurance net par) for the years presented:

New Municipal Finance Net Par by Bond Type

	Year Ended December 31,
	2003	2002	2001
	($ in billions)
Tax-backed	39.2%	49.7%	52.2%
Municipal utilities	24.8	17.6	17.1
Special revenue	19.1	19.7	22.4
Healthcare	8.6	7.2	6.7
Structured municipal	—	—	0.1
Other municipal	8.3	5.8	1.5

Total	100.0%	100.0%	100.0%

Total new municipal finance net par	$6.8	$7.6	$4.4

        The following table sets forth our municipal finance direct and reinsurance net par outstanding by bond type (stated as a percentage of total municipal finance direct and reinsurance net par outstanding) as of the dates indicated:

Municipal Finance Net Par Outstanding by Bond Type

	As of December 31,
	2003	2002	2001
	($ in billions)
Tax-backed	40.1%	39.5%	39.0%
Municipal utilities	21.1	21.1	22.5
Special revenues	17.1	17.2	17.4
Healthcare	10.9	11.5	11.6
Structured municipal	6.4	7.1	5.9
Other municipal	4.4	3.6	3.6

Total	100.0%	100.0%	100.0%

Total municipal finance net par outstanding	$52.6	$49.4	$48.3

        The table below shows our ten largest financial guaranty municipal finance direct and reinsurance exposures by revenue source as a percentage of total financial guaranty net par outstanding as of December 31, 2003:

Ten Largest Municipal Finance Exposures

	Net Par Amount Outstanding	Percent of Total Net Par Amount Outstanding	Internal Rating(1)
	($ in millions)
California State General Obligation & Leases	$900	1.0%	BBB
New Jersey State General Obligation & Leases	724	0.8	AA-
Long Island Power Authority	721	0.8	A-
New York City General Obligation	697	0.8	A
Denver Colorado Airport System	632	0.7	A
Chicago Illinois General Obligation	595	0.7	A+
Jefferson County Alabama Sewer	567	0.7	A
Puerto Rico Electric Power Authority	555	0.7	A-
New York City Municipal Water Finance Authority	548	0.6	AA
New York State Metro Trans Auth—Trans Revenue	539	0.6	A

Total of top ten exposures	$6,478	7.4%

(1)
These ratings represent our internal assessment of the underlying credit quality of the insured obligations.

  Financial Guaranty Portfolio by Internal Rating

        The following table sets forth our financial guaranty portfolio as of December 31, 2003 by internal rating:

Financial Guaranty Portfolio by Internal Rating

Rating Category(1)	Net Par Amount Outstanding	Percent of Total Net Par Amount Outstanding
	($ in billions)
AAA	$26.2	29.9%
AA	17.6	20.1
A	29.9	34.2
BBB	12.3	14.1
Below investment grade	1.5	1.7

Total	$87.5	100.0%

(1)
These ratings represent our internal assessment of the underlying credit quality of the insured obligations.

  Financial Guaranty Portfolio by Geographic Area

        We are licensed to write financial guaranty coverage in 45 U.S. states and the District of Columbia. We have established a subsidiary in the United Kingdom and have applied to the Financial Services Authority for authorization for that subsidiary to write financial guaranty insurance and reinsurance. We intend to seek further authorization for this subsidiary to write financial guaranty insurance and reinsurance elsewhere in the European Union.

        The following table sets forth the geographic distribution of our financial guaranty portfolio as of December 31, 2003:

Financial Guaranty Portfolio by Geographic Area

	Net Par Amount Outstanding	Percent of Total Net Par Amount Outstanding
	($ in billions)
United States:
California	$7.2	8.2%
New York	5.6	6.4
Texas	3.2	3.6
Illinois	2.8	3.2
Florida	2.8	3.2
Pennsylvania	2.2	2.5
New Jersey	2.0	2.3
Massachusetts	1.7	1.9
Puerto Rico	1.5	1.7
Washington	1.3	1.5
Other states	18.2	20.8
Mortgage and structured	32.2	36.8

Total U.S.	80.7	92.1
International	6.8	7.9

Total	$87.5	100.0%

  Financial Guaranty Portfolio by Issue Size

        We seek broad coverage of the market by insuring and reinsuring small and large issues alike. The following table sets forth the distribution of our portfolio as of December 31, 2003 by original size of our exposure:

Financial Guaranty Portfolio by Issue Size

Original Par Amount Per Issue	Number of Issues	Percent of Total Number of Issues	Net Par Amount Outstanding	% of Total Net Par Amount Outstanding
	($ in billions)
Less than $10.0 million	8,889	81.9%	$5.0	5.7%
$10.0 through $24.9 million	883	8.1	9.6	11.0
$25.0 through $49.9 million	507	4.7	12.2	14.0
$50.0 million and above	570	5.3	60.7	69.3

Total	10,849	100.0%	$87.5	100.0%

  Financial Guaranty Portfolio by Source

        The following table sets forth our financial guaranty portfolio as of and for the nine months ended December 31, 2003 by source:

Financial Guaranty Portfolio by Source

	Gross Par In Force	Gross Par Written
	($ in billions)
Direct	$25.3	$7.0
FSA	22.5	4.8
MBIA	19.8	3.0
FGIC	12.6	0.6
Ambac	8.0	1.5
Other ceding companies	2.2	0.1

Total	$90.4	$17.0

  Mortgage Guaranty

        Mortgage guaranty reinsurance comprises the bulk of our in-force mortgage business. We have provided reinsurance of primary mortgage insurance and pool insurance in the United States on a quota share and excess of loss basis. Quota share reinsurance describes all forms of reinsurance in which the reinsurer shares in a proportional part of the original premiums and losses of the business ceded by the primary company (subject to a ceding commission). Excess of loss reinsurance refers to reinsurance which indemnifies the ceding company for that portion of the loss that exceeds an agreed-upon "retention." There has been a decrease in demand for our quota share mortgage guaranty reinsurance products over the last five years, as primary mortgage insurers have rebuilt their capital bases. This trend has not impacted our excess of loss business, which has remained relatively stable.

        In the United Kingdom, we have been a leading provider of excess of loss reinsurance to lender captives and third-party insurers. The demand for MIG reinsurance in the United Kingdom has remained stable for the past several years. We have entered into multi-year reinsurance arrangements with several lenders and third-party insurers.

        We have also participated in the mortgage reinsurance markets in Ireland, Hong Kong and Australia. We have participated in these markets on an excess of loss basis with high attachment points and believe that our risk of loss on these transactions is remote.

        We have also written a small amount of U.S. commercial real estate residual value insurance and intend to expand this product line commencing in 2005. Commercial real estate residual value insurance guarantees payment at maturity of the balloon portion of a note secured by a mortgage on commercial property.

        We are transitioning to a mortgage guaranty strategy that is consistent with our ratings objectives and that utilizes both our mortgage guaranty and our financial guaranty platforms to meet the specific needs of mortgage lenders and investors. As a result of this transition, we expect our mortgage guaranty business to be managed in a manner similar to our direct financial guaranty business.

  Mortgage Portfolio

        The following table sets forth our mortgage insurance and reinsurance risk in force by geographic region as of December 31, 2003:

Mortgage Guaranty Risk In Force By Geographic Region

	Risk In Force	Percent
	($ in millions)
United States	$452.2	20.6%
United Kingdom	1,329.5	60.4
Ireland	187.5	8.5
Hong Kong	198.7	9.0
Australia	32.6	1.5

Total	$2,200.5	100.0%

        The following tables set forth, for each geographic region (other than Australia, for which this information is not reported), details regarding our mortgage insurance and reinsurance risk in force as of December 31, 2003 based upon LTV:

Mortgage Guaranty LTV by Geographic Region

United States	Risk In Force	Percent
	($ in millions)
Greater than 95%	$22.3	5.0%
Greater than 90% but less than or equal to 95%	185.7	41.1
Greater than 85% but less than or equal to 90%	127.6	28.2
Greater than 80% but less than or equal to 85%	11.6	2.6
Less than or equal to 80%	9.2	2.0
LTV not reported	95.8	21.2

Total	$452.2	100.0%

United Kingdom	Risk In Force	Percent
	($ in millions)
Greater than 95%	$92.3	6.9%
Greater than 90% but less than or equal to 95%	464.0	34.9
Greater than 85% but less than or equal to 90%	321.7	24.2
Greater than 80% but less than or equal to 85%	189.9	14.3
Less than or equal to 80%	52.8	4.0
LTV not reported	208.8	15.7

Total	$1,329.5	100.0%

Ireland	Risk In Force	Percent
	($ in millions)
Greater than 95%	$3.3	1.7%
Greater than 90% but less than or equal to 95%	92.1	49.1
Greater than 85% but less than or equal to 90%	33.3	17.8
Greater than 80% but less than or equal to 85%	34.4	18.3
Less than or equal to 80%	24.4	13.0

Total	$187.5	100.0%

Hong Kong	Risk In Force	Percent
	($ in millions)
Greater than 95%	$0.2	0.1%
Greater than 90% but less than or equal to 95%	68.6	34.5
Greater than 85% but less than or equal to 90%	77.1	38.8
Greater than 80% but less than or equal to 85%	29.6	14.9
Less than or equal to 80%	23.2	11.7

Total	$198.7	100.0%

        The following table sets forth our mortgage guaranty risk in force as of December 31, 2003 by U.S. jurisdictions:

Mortgage Guaranty Insurance and Reinsurance Risk in Force by U.S. Jurisdictions

Percent of U.S. Risk In Force
New York	8.3%
Florida	8.0
California	7.1
Texas	6.4
Georgia	4.2
Pennsylvania	4.1
New Jersey	3.5
Arizona	2.6
Maryland	2.4
North Carolina	2.2
Other	51.1

Total	100.0%

Other

        We have participated in several lines of business that are reflected in our historical financial statements but that we have exited or are exiting in connection with the IPO, including equity layer credit protection, trade credit reinsurance, title reinsurance, LA&H and auto residual value reinsurance. Also included in this segment is the impact of the affiliate reinsurance transactions described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Significant Affiliate Transactions."

        Our equity layer credit protection business generally consists of first loss and mezzanine layer participations in credit derivatives or total rate of return swaps written on portfolios of primarily investment grade corporate credits and highly-rated classes of structured securities. We stopped writing new business in this line in early 2003. We have terminated a substantial portion of these transactions as of March 1, 2004.

        Trade credit insurance protects sellers of goods and services from the risk of non-payment of trade receivables. We participated in this market as a reinsurer. We intend to cease writing new trade credit business in 2004. Subject to approval by the Maryland and Pennsylvania insurance departments, all of our trade credit business will be retroceded to ACE American Insurance Company, a subsidiary of ACE, effective April 1, 2004.

        We have offered title reinsurance products derived from excess of loss and quota share reinsurance products, on both a treaty and facultative basis, in the United States. We have also provided reinsurance of legal indemnity insurance in the United Kingdom. ACE Capital Title Reinsurance Company, the company through which we have written U.S. title reinsurance business, has been sold to ACE Bermuda, and our other title reinsurance business has been reinsured or transferred to a subsidiary of ACE in connection with the IPO.

        We participated in a limited number of LA&H reinsurance transactions, all of which were transferred, through assignment or retrocession, to subsidiaries of ACE. We stopped writing this business in late 2001.

        Auto residual value reinsurance protects automobile lessors and balloon note lenders against the risk that the actual value of an automobile at lease end or loan maturity will be less than the projected residual value of the automobile. We stopped writing new business in this line in 2001. All of this business will be retroceded to ACE INA Overseas Insurance Company Ltd., a subsidiary of ACE, effective April 1, 2004 or commuted effective April 1, 2004.

Underwriting

        The underwriting, operations and risk management guidelines, policies and procedures of our insurance and reinsurance subsidiaries are tailored to their respective businesses, providing multiple levels of credit review and analysis.

        Exposure limits and underwriting criteria are established, as appropriate, for sectors and asset classes. Critical risk factors for proposed municipal finance exposures include, for example, the credit quality of the issuer, the type of issue, the repayment source, security pledged, the presence of restrictive covenants, and the issue's maturity. Underwriting consideration for exposures include (1) class, reflecting economic and social factors affecting that bond type, including the importance of the proposed project, (2) the financial management of the project and of the issuer, and (3) various legal and administrative factors.

        Structured finance obligations generally present three distinct forms of risk: (1) asset risk, pertaining to the amount and quality of assets underlying an issue; (2) structural risk, pertaining to the extent to which an issue's legal structure provides protection from loss; and (3) execution risk, which is the risk that poor performance by a servicer contributes to a decline in the cash flow available to the transaction. Each risk is addressed in turn through our underwriting process. Generally, the amount and quality of asset coverage required with respect to a structured finance exposure is dependent upon the historic performance of the subject asset class, or those assets actually underlying the risk proposed to be insured or reinsured. Future performance expectations are developed from this history, taking into account economic, social and political factors affecting that asset class as well as, to the extent feasible, the subject assets themselves. Conclusions are then drawn about the amount of over-collateralization or other credit enhancement necessary in a particular transaction in order to protect investors (and therefore the insurer or reinsurer) against poor asset performance. In addition, structured securities usually are designed to protect investors (and therefore the guarantor) from the bankruptcy or insolvency of the entity which originated the underlying assets, as well as the bankruptcy or insolvency of the servicer of those assets.

  Underwriting Procedures

        Each insurance, facultative reinsurance and credit derivative transaction passing an initial underwriting "review," intended to test the desirability of the proposed exposure, is assigned to a team including relevant underwriting and legal personnel. Finance personnel review the proposed exposure for compliance with applicable accounting standards and investment guidelines. The team reviews the structure of the transaction, and the underwriter reviews credit issues pertinent to the particular line of business. In our structured financial guaranty and mortgage guaranty lines, underwriters generally apply computer models to stress cash flows in their assessment of the risk inherent in a particular transaction. For reinsurance transactions, stress model results may be provided by the primary insurer. Stress models may also be developed internally by our underwriting department and reflect both empirical research as well as information gathered from third parties, such as rating agencies, investment banks or servicers. Where warranted to assess a particular credit risk properly, we may perform a due diligence audit in connection with a transaction. A due diligence review will include, among other things, meetings with management, review of underwriting and operational procedures, file reviews, and review of financial procedures and computer systems. The structure of a transaction is also scrutinized from a legal perspective by in-house and, where appropriate, external counsel, and specialty legal expertise is consulted when our legal staff deems it appropriate.

        Upon completion of underwriting analysis, the underwriter prepares a formal credit report that is submitted to an underwriting committee for review. We will not commit to assume any risk until the risk has been approved by the appropriate underwriting committee.

  Treaty Underwriting

        The procedures for underwriting treaty business differ somewhat from those for facultative reinsurance, as we make a forward commitment to reinsure business from a ceding company for a specified period of time. Although we have the ability to exclude certain classes or categories of risk from a treaty, we have a limited ability to control the individual risks ceded pursuant to the terms of the treaty. As a result, we enter into reinsurance treaties only with ceding companies with proven track records and after extensive underwriting due diligence with respect to the proposed cedent. Prior to entering into a reinsurance treaty, we meet with senior management, underwriters, risk managers, and accounting and systems personnel of the proposed cedent. We evaluate the ceding company's underwriting expertise and experience, capital position, in-force book of business, reserves, cash flow, profitability and financial strength. We actively monitor ceded treaty exposures. Collected data is evaluated regularly to detect ceded risks that are inconsistent with our expectations. If appropriate and permitted under the terms of the treaty, we add exclusions in response to risks identified during our evaluations. Our risk management department conducts periodic surveillance audits of each ceding company. The audits entail review of both underwriting and surveillance files, as well as meetings with management. Information gathered during these audits is used to re-evaluate treaties at the time of renewal.

Risk Management

        Our risk management personnel are responsible for transactional and treaty surveillance, insured portfolio management, risk syndication and claims administration. Risk management, in consultation with the chief underwriting officer, sets risk limits for each line of business and designates those risks which are to be excluded from our reinsurance treaty assumptions. Tailored surveillance strategies have been developed for each type of exposure, depending upon the credit risk inherent in the exposure, with a view to determining credit trends in the insured book and making recommendations on portfolio management and risk mitigation strategies, to the extent appropriate.

        We may also seek to mitigate the risk inherent in our exposures through the purchase of third party reinsurance or retrocessions, and also periodically purchase derivative contracts to alleviate all or a portion of this risk.

  Direct Businesses

        We conduct surveillance procedures to closely track risk aggregations and monitor performance of each risk. For municipal risk, we have review schedules for each credit dependent on the underlying rating of the credit and the revenue type. Credits perceived to have greater risk profiles are reviewed more frequently than other credits or classes of credits which historically have had few defaults. In the event of credit deterioration of a particular exposure, we review the credit more frequently and take remedial action as permitted by the terms of the transaction.

        For structured securities and certain mortgage risks, we generally collect data, often monthly or quarterly, and compare actual default and delinquency statistics to those generated by our models. To the extent that a transaction is performing materially below expectations, we seek to take steps to mitigate the potential for loss. Such steps include meetings with servicers, re-evaluation of loan files and, in the most extreme cases, removal of the servicer.

        We have created computerized models to track performance of certain other large direct business lines including CDOs and credit derivatives on corporate debt. These systems incorporate risk tracking tools such as credit spreads and ratings which are obtained from third parties and incorporated into computerized risk tracking systems.

  Reinsurance Businesses

        Our risk management personnel take steps to ensure that the primary insurer is managing risk pursuant to the terms of the applicable reinsurance agreement. To this end, we conduct periodic audits of ceding companies. We may conduct additional surveillance audits during the year, at which time underwriting, surveillance and claim files of the ceding company are reviewed.

  Closely Monitored Credits

        The risk management department maintains a list of closely monitored credits ("CMC") to track those credits that we believe have a heightened risk of claim. The list includes both reinsurance and insurance business. Credits on the CMC are reviewed on an on-going basis, while the CMC itself is updated on a monthly basis and distributed to the risk management committee and to senior management. The CMC is divided into four categories: low priority (Category 1), medium priority (Category 2), high priority (Category 3), and claim paid or incurred (Category 4). Category 1 credits are fundamentally sound credits characterized by greater than normal risk. Additional risk may result from adverse circumstances at companies affiliated with an issuer, unfavorable market conditions or a manageable degree of financial deterioration. Category 2 credits exhibit a weakening credit profile which may result in a loss. These credits may require active management by us or, in the case of reinsurance, the ceding company. The risk of further deterioration in the credit, combined with the uncertain amount and timing of possible loss, necessitate very close monitoring of the situation. Category 3 credits are those for which losses are likely to occur soon or are already in process. Within this category, claims are considered both probable and estimable and, as such, usually require the posting of case reserves. Category 4 credits are those for which all or substantially all of the claim has been paid or incurred. For these exposures we undertake to maximize recoveries and salvage.

Losses and Reserves

        Reserve for losses and LAE includes case reserves, IBNR reserves and portfolio reserves. Case reserves are established when specific insured obligations are in or near default. Case reserves represent the present value of expected future loss payments and LAE, net of estimated recoveries but before considering ceded reinsurance from insured obligations that are in or near default. Financial guaranty insurance and reinsurance case reserves are discounted at 6%, which is the approximate taxable equivalent yield on our investment portfolio in all periods presented.

        IBNR is an estimate of losses for which the insured event has occurred but the claim has not yet been reported to us. In establishing IBNR, we use traditional actuarial methods to estimate the reporting lag of such claims based on historical experience, claim reviews and information reported by ceding companies. We record IBNR for mortgage guaranty reinsurance within our mortgage guaranty segment and for title reinsurance, auto residual value reinsurance and trade credit reinsurance within our other segment.

        We record portfolio reserves for financial guaranty insurance and reinsurance, credit derivatives and mortgage guaranty reinsurance. Portfolio reserves are established with respect to the portion of our business for which case reserves have not been established. Portfolio reserves are established in an amount equal to the portion of actuarially estimated ultimate losses related to premiums earned to date as a percentage of total expected premiums for that in-force business. Actuarially estimated ultimate losses on financial guaranty exposures are developed considering the net par outstanding of each insured obligation, taking account of the probability of future default, the expected timing of the default and the expected recovery following default. These factors vary by type of issue (for example municipal, structured finance or corporate), current credit rating and remaining term of the underlying obligation and are principally based on historical data obtained from rating agencies. Actuarially estimated ultimate losses on mortgage guaranty reinsurance are principally determined based on historical industry loss experience, net of expected recoveries. During an accounting period, portfolio reserves increase or decrease based on changes in the aggregate net amount at risk and the probability of default resulting from changes in credit quality of insured obligations, if any.

        We update our estimates of loss and LAE reserves quarterly. Loss assumptions used in computing loss and LAE reserves are updated periodically for emerging experience, and any resulting changes in reserves are recorded as a charge or credit to earnings in the period such estimates are changed. Due to the inherent uncertainties of estimating loss and LAE reserves, actual experience may differ from the estimates reflected in our combined financial statements, and the differences may be material.

        The following table provides a reconciliation of the beginning and ending balances of the reserve for losses and LAE, including case, IBNR and portfolio reserves:

	For the years ended December 31,
	2003	2002	2001
	($ in thousands)
Balance as of January 1	$458,831	$401,079	$170,973
Less reinsurance recoverable	(100,826)	(70,092)	(14,836)

Net balance as of January 1	358,005	330,987	156,137
Incurred losses and loss adjustment expenses:
Current year	105,623	156,626	164,881
Prior years	38,987	(7,546)	12,661
Transfer/novation of life, accident and health reinsurance reserves	—	(28,820)	—

	144,610	120,260	177,542
Loss and loss adjustment expenses paid and recovered
Current year	30,702	69,157	6,726
Prior years	69,133	20,633	22,349

	99,835	89,790	29,075
Value of reinsurance business assumed	(6,096)	(6,097)	26,419
Unrealized foreign exchange gain/(loss) on reserves revaluation	(3,785)	(2,645)	36
Net balance as of December 31	400,469	358,005	330,987
Plus reinsurance recoverable	122,124	100,826	70,092

Balance as of December 31	$522,593	$458,831	$401,079

Ratings

        As of the date of this prospectus, our insurance company subsidiaries have been assigned the following insurance financial strength ratings:

	Moody's		S&P		Fitch
Assured Guaranty Corp.	Aa1(Excellent	)	AAA(Extremely Strong	)*	Not rated	**
AGRI	Aa2(Excellent	)	AA(Very Strong	)	AA(Very Strong	)
AGRO	Aa2(Excellent	)	AA(Very Strong	)	AA(Very Strong	)
Assured Guaranty Mortgage	Aa2(Excellent	)	AA(Very Strong	)	AA(Very Strong	)

*
Assured Guaranty Corp.'s S&P ratings outlook is "Negative."

**
ACE and Fitch both agreed to withdraw Assured Guaranty Corp.'s Fitch rating.

        A "AAA" (Extremely Strong) rating is the highest and "AA" (Very Strong) is the third highest ranking of the 21 ratings categories used by S&P. "Aa1" (Excellent) is the second highest ranking and "Aa2" (Excellent) is the third highest ranking of 21 ratings categories used by Moody's. "AA" (Very Strong) is the third highest ranking of the 24 ratings categories used by Fitch. A financial strength rating is an opinion with respect to an insurer's ability to pay under its insurance policies and contracts in accordance with their terms. The opinion is not specific to any particular policy or contract. Financial strength ratings do not refer to an insurer's ability to meet non-insurance obligations and are not a recommendation to purchase or discontinue any policy or contract issued by an insurer or to buy, hold, or sell any security issued by an insurer, including the notes.

        In addition, AGRI and AGRO carry financial enhancement ratings ("FER") from S&P of AA. A financial enhancement rating reflects not only an insurer's perceived ability to pay claims but also its perceived willingness to pay claims. The ratings of AGRO and Assured Guaranty Mortgage are dependent upon support in the form of keepwell agreements. AGRI provides a keepwell to its subsidiary, AGRO. AGRO provides a keepwell to its subsidiary, Assured Guaranty Mortgage. Pursuant to the terms of these agreements, each of AGRI and AGRO agrees to provide funds to their respective subsidiaries sufficient for those subsidiaries to meet their obligations.

        The major rating agencies have developed and published rating guidelines for rating financial guaranty and mortgage guaranty insurers and reinsurers. The financial strength ratings assigned by S&P, Moody's and Fitch are based upon factors relevant to policyholders and are not directed toward the protection of investors in the notes. The rating criteria used by the rating agencies in establishing these ratings include consideration of the sufficiency of capital resources to meet projected growth (as well as access to such additional capital as may be necessary to continue to meet applicable capital adequacy standards), the company's overall financial strength, and demonstrated management expertise in financial guaranty and traditional reinsurance, credit analysis, systems development, marketing, capital markets and investment operations. Obligations insured by Assured Guaranty Corp. generally are rated AAA and Aa1 by S&P and Moody's, respectively, by virtue of such insurance. These ratings reflect only the views of the respective rating agencies and are subject to revision or withdrawal at any time. We are in discussions with S&P regarding our ratings, including the impact on our ratings of the Formation Transactions, the IPO and our new business strategy. As a result, the ratings assigned to our insurance subsidiaries by S&P may change at any time.

        The ratings agencies will grant credit to primary companies in their calculations of required capital and single risk limits for reinsurance ceded. The amount of credit is a function of the financial strength rating of the reinsurer. For example, S&P has established the following reinsurance credit for business ceded to a monoline reinsurer:

	Monoline Reinsurer Rating
Ceding Company Rating
	AAA	AA	A	BBB
AAA	100%	70%	50%	n/a
AA	100	75	70	50%
A	100	80	75	70
Below A: Not applicable.

        For reinsurance ceded to a multiline reinsurer, S&P recently has re-examined its methodology for the determination of reinsurance credit. In the course of its examination, S&P considered the effect of having both monoline and multiline companies in the industry, determining that multiline reinsurers had not demonstrated sufficient commitment to participation in the industry and occasionally had handled claims for financial guaranty reinsurance as they handle claims in their other business lines. S&P therefore determined that no rating agency reinsurance credit would be accorded cessions to multiline reinsurance companies that had not demonstrated their willingness and ability to make timely payment, which willingness and ability is measured by a FER from S&P. Both of AGRI and AGRO, as multiline reinsurers, have requested and received FERs of "AA." FERs are assigned by S&P to multiline insurers requesting the rating who meet stringent criteria identifying the company's capacity and willingness to pay claims on a timely basis. S&P has established the following reinsurance credit for business ceded to a multiline reinsurer carrying an FER:

	Multiline Reinsurer Rating
Ceding Company Rating
	AAA	AA	A	BBB
AAA	95%	65%	45%	n/a
AA	95	70	65	45%
A	95	75	70	65
Below A: Not applicable.

Investments

        Our principal objectives in managing our investment portfolio are: (1) to preserve our subsidiaries' financial strength ratings; (2) to maximize total after-tax return in a risk controlled investment approach; (3) to maintain sufficient liquidity to cover unexpected stress in the insurance portfolio; and (4) to manage investment risk within the context of the underlying portfolio of insurance risk. Investment guidelines at each of our operating subsidiaries are tailored to the needs of the subsidiary, and seek to meet applicable regulatory requirements, to maintain an asset mix consistent with the subsidiary's financial strength ratings, to maximize after-tax return in a risk-controlled manner and to maintain sufficient liquidity to cover unexpected stress in the applicable insurance portfolio.

        We have a formal review process for all securities in our investment portfolio, including a review for impairment losses. Factors considered when assessing impairment include: (1) securities whose market values have declined by 20% or more below amortized cost for a continuous period of at least six months; (2) recent credit downgrades of the applicable security or the issuer by rating agencies; (3) the financial condition of the applicable issuer; (4) whether scheduled interest payments are past due; and (5) whether we have the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value. If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss in accumulated other comprehensive income in shareholder's equity on our combined balance sheets. If we believe the decline is "other than temporary," we write down the carrying value of the investment and record a loss on our statements of operations. Our assessment of a decline in value includes management's current judgment of the factors noted above. If that judgment changes in the future, we may ultimately record a loss after having originally concluded that the decline in value was temporary.

        As of December 31, 2003, we had $0 of below investment grade securities or non-rated securities in our investment portfolio. For additional information regarding our investments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Investment Portfolio."

        We have retained Lazard Freres Asset Management and Hyperion Capital Management, Inc. to manage our investment portfolio. These investment managers have discretionary authority over our investment portfolio within the limits of our investment guidelines. We compensate each of these managers based upon a fixed percentage of the market value of our portfolio. During the years ended December 31, 2003, 2002 and 2001, we paid aggregate investment management fees of $1.8 million, $1.6 million and $1.5 million to these managers.

Competition

        Our principal competitors in the market for financial guarantees are Ambac, FGIC, FSA and MBIA, which are larger than we are, as well as recent entrants XL Capital and CDC IXIS, all of which have AAA and Aaa ratings from S&P and Moody's. Based on shareholders' equity, we are larger than XL Capital and CDC IXIS. Banks, smaller and lower rated financial guaranty insurance companies and multiline insurers and reinsurers also participate in the broader credit enhancement market. The principal competitive factors are: (1) premium rates; (2) conditions precedent to the issuance of a policy related to the structure and security features of a proposed bond issue; (3) the financial strength ratings of the guarantor; and (4) the quality of service and execution provided to issuers, investors and other clients of the issuer. Financial guaranty insurance also competes domestically and internationally with other forms of credit enhancement, including the use of senior and subordinated tranches of a proposed structured finance obligation and/or overcollateralization or cash collateral accounts, as well as more traditional forms of credit support.

        There are relatively few companies providing financial guaranty reinsurance. Our principal competitors in the financial guaranty reinsurance market are Radian Reinsurance Inc., RAM Reinsurance Company Ltd., Swiss Reinsurance Company, Tokio Marine & Fire Insurance Co., Ltd. and XL Financial Assurance Ltd. AXA Reinsurance Finance, S.A., discontinued its financial guaranty reinsurance business in 2002 and is currently in runoff. In 2002, American Reinsurance Company announced its decision to exit the financial guaranty reinsurance market. In Febuary 2004, MBIA, RenaissanceRe Holdings Ltd., Koch Financial Corporation and PartnerRe Ltd. formed a new Bermuda-based financial guaranty reinsurance company, Channel Reinsurance Ltd., which has been rated "Aaa" by Moody's and "AAA" by S&P. Competition in the financial guaranty reinsurance business is based upon many factors, including overall financial strength, pricing, service and evaluation of claims-paying ability by the major rating agencies.

        The U.S. private mortgage insurance industry consists of eight active mortgage guaranty insurers: CMG Mortgage Insurance Company, General Electric Mortgage Insurance Company, Mortgage Guaranty Insurance Company, PMI Mortgage Insurance Co., United Guaranty Residential Insurance Company, Radian Guaranty Inc., Republic Mortgage Insurance Company and Triad Mortgage Insurance Company. These mortgage guaranty insurers do not use a material amount of third-party reinsurance. They do, however, employ various risk-sharing arrangements with their affiliated companies. In addition, lender-owned "captive" companies are a significant source of reinsurance capacity for the industry. In the United Kingdom, we face competition from affiliates of U.S. private mortgage guaranty insurers, which primarily write excess of loss reinsurance for MIG captives.

Regulation

  General

        The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers. We are subject to extensive regulation under applicable statutes in the United States and the United Kingdom. In Bermuda, we operate under a relatively less intensive regulatory regime.

  United States

        Assured Guaranty has three operating insurance subsidiaries domiciled in the United States, which we refer to collectively as the "Assured Guaranty U.S. Subsidiaries."

        Assured Guaranty Corp. is a Maryland-domiciled insurance company licensed to write financial guaranty insurance and reinsurance (and in some states casualty, surety and other lines) in 45 U.S. states and the District of Columbia jurisdictions. Assured Guaranty Corp. has license applications pending, or intends to file an application, in each of those states in which it is not currently licensed. Assured Guaranty Corp. is also licensed as a Class 3 insurer in Bermuda (Assured Guaranty Corp. is subject to certain Bermuda laws including restrictions on payment of dividends, return of capital and distributions). Assured Guaranty Risk Assurance Company, a wholly-owned subsidiary of Assured Guaranty Corp., is a Maryland-domiciled and licensed insurance company. It is licensed to conduct surety business. To date, it has not transacted any business. Assured Guaranty (UK) is also a wholly-owned subsidiary of Assured Guaranty Corp.

        Assured Guaranty Mortgage is a New York corporation licensed as a mortgage guaranty insurer in the State of New York and in the District of Columbia and thereby is authorized solely to transact the business of mortgage guaranty insurance and reinsurance. Assured Guaranty Mortgage is an approved or accredited reinsurer in the States of California, Illinois and Wisconsin.

  Insurance Holding Company Regulation

        Assured Guaranty and the Assured Guaranty U.S. Subsidiaries are subject to the insurance holding company laws of Maryland and New York. These laws generally require each of the Assured Guaranty U.S. Subsidiaries to register with its respective domestic state insurance department and annually to furnish financial and other information about the operations of companies within their holding company system. Generally, all transactions among companies in the holding company system to which any of the Assured Guaranty U.S. Subsidiaries is a party (including sales, loans, reinsurance agreements and service agreements) must be fair and, if material or of a specified category, such as service agreements, require prior notice and approval or non-disapproval by the insurance department where the applicable subsidiary is domiciled.

  Change of Control

        Before a person can acquire control of a U.S. domestic insurance company, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquiror's plans for the management of the applicant's board of directors and executive officers, the acquiror's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us that some or all of our stockholders might consider to be desirable, including in particular unsolicited transactions.

  State Insurance Regulation

        State insurance authorities have broad regulatory powers with respect to various aspects of the business of U.S. insurance companies, including licensing these companies to transact business, accreditation of reinsurers, admittance of assets to statutory surplus, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, regulating investments and dividends, and, in certain instances, approving policy forms and related materials and approving premium rates. State insurance laws and regulations require the Assured Guaranty U.S. Subsidiaries to file financial statements with insurance departments everywhere they are licensed, authorized or accredited to conduct insurance business, and their operations are subject to examination by those departments at any time. The Assured Guaranty U.S. Subsidiaries prepare statutory financial statements in accordance with Statutory Accounting Practices, or SAP, and procedures prescribed or permitted by these departments. State insurance departments also conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Market conduct examinations generally are carried out in cooperation with the insurance departments of other states under guidelines promulgated by the National Association of Insurance Commissioners.

        Financial examinations are conducted by the state of domicile of the insurer. The Maryland Insurance Administration conducts a periodic examination of insurance companies domiciled in Maryland every five years. During 2003, the Maryland Insurance Administration completed its field work in connection with a five-year examination of Assured Guaranty for the period from 1997 through 2001. The Report on Financial Examination, issued by the Maryland Insurance Administration on October 10, 2003 in connection with such examination, did not contain any materially adverse findings. The New York Insurance Department, the regulatory authority of the domiciliary jurisdiction of Assured Guaranty Mortgage, conducts a periodic examination of insurance companies domiciled in New York, also at five-year intervals. During 2003, the New York Insurance Department completed its field work in connection with its examination of Assured Guaranty Mortgage for the period from 1997 though 2002. The report on the examination, which is currently in draft form, does not contain any materially adverse findings.

        The terms and conditions of reinsurance agreements generally are not subject to regulation by any U.S. state insurance department with respect to rates. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers.

  State Dividend Limitations

        Maryland.    The principal source of cash for the payment of debt service and dividends by Assured Guaranty is the receipt of dividends from Assured Guaranty Corp. Under current Maryland insurance law, as it applies to Assured Guaranty Corp., any proposed payment of a dividend or distribution may only be paid out of "earned surplus." "Earned surplus" is defined as the part of surplus that, after deduction of all losses, represents the net earnings, gains or profits that have not been distributed to shareholders as dividends, transferred to stated capital, transferred to capital surplus, or applied to other purposes permitted by law, but does not include unrealized capital gains or reevaluation of assets. If a dividend or distribution is an "extraordinary dividend," it must be reported to, and approved by, the Insurance Commissioner prior to payment. An "extraordinary dividend" is defined to be any dividend or distribution to stockholders, such as Assured Guaranty, which together with dividends paid during the preceding twelve months exceeds the lesser of 10% of an insurance company's policyholders' surplus at the preceding December 31 or 100% of Assured Guaranty Corp.'s adjusted net investment income during that period. Further, an insurer may not pay any dividend or make any distribution to its shareholders unless the insurer notifies the Insurance Commissioner of the proposed payment within five business days following declaration and at least ten days before payment. The Insurance Commissioner may declare that such dividend not be paid if the Commissioner finds that the insurer's policyholders' surplus would be inadequate after payment of the dividend or could lead the insurer to a hazardous financial condition. As of December 31, 2003, the maximum amount available during 2004 for the payment of dividends by Assured Guaranty Corp. which would not be characterized as "extraordinary dividends" was approximately $25.6 million.

        New York.    Under the New York Insurance Law, Assured Guaranty Mortgage may declare or pay any dividend only out of "earned surplus," which is defined as that portion of the company's surplus that represents the net earnings, gains or profits (after deduction of all losses) that have not been distributed to shareholders as dividends or transferred to stated capital, capital surplus or contingency reserves, or applied to other purposes permitted by law, but does not include unrealized appreciation of assets. Additionally, no dividend may be declared or distributed in an amount which, together with all dividends declared or distributed by it during the preceding twelve months, exceeds the lesser of 10% of Assured Guaranty Mortgage's statutory surplus as shown on its latest statutory financial statement on file with the New York Superintendent of Insurance, or 100% of Assured Guaranty Mortgage's adjusted net investment income during that period, unless, upon prior application, the Superintendent approves a greater dividend or distribution after finding that the company will retain sufficient surplus to support its obligations and writings. As of December 31, 2003, Assured Guaranty Mortgage had negative unassigned funds and therefore cannot pay dividends during 2004.

  Contingency Reserves

        In accordance with Maryland law and regulations, Assured Guaranty Corp. maintains a contingency reserve for the protection of policyholders against the effect of adverse economic cycles. The contingency reserve is maintained for each obligation and is equal to the greater of 50% of the premiums written or a percentage of principal guaranteed (which percentage varies from 0.55% to 2.5% depending on the nature of the asset). The contingency reserve is put up over a period of either 15 or 20 years, depending on the nature of the obligation, and then taken down over the same period of time. The contingency reserve may be maintained net of reinsurance.

        Under the New York Insurance Law, Assured Guaranty Mortgage must establish a contingency reserve to protect policyholders against the effect of adverse economic cycles. This reserve is established out of net premiums (gross premiums less premiums returned to policyholders) remaining after the statutory unearned premium reserve is established. Contributions to the contingency reserve must equal 50% of remaining earned premiums and, except as otherwise approved by the Superintendent of Insurance, must be maintained in the contingency reserve for a period of 120 months. Reinsurers are required to establish a contingency reserve equal to their proportionate share of the reserve established by the ceding company. Assured Guaranty Mortgage's contingency reserve as of December 31, 2003 met these requirements.

  Risk-to-Capital Requirements

        Under the New York Insurance Law, Assured Guaranty Mortgage's total liability, net of applicable reinsurance, under its aggregate insurance policies may not exceed 25 times its total policyholders' surplus, commonly known as the "risk-to-capital" requirement. As of December 31, 2003, the consolidated risk-to-capital ratio for Assured Guaranty Mortgage was below the limit.

  Investments

        The Assured Guaranty U.S. Subsidiaries are subject to laws and regulations that require diversification of their investment portfolio and limit the amount of investments in certain asset categories, such as below investment grade fixed maturity securities, equity real estate, other equity investments, and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus, and, in some instances, would require divestiture of such non-qualifying investments. We believe that the investments made by the Assured Guaranty U.S. Subsidiaries complied with such regulations as of December 31, 2003. In addition, any investment must be approved by the insurance company's board of directors or a committee thereof that is responsible for supervising or making such investment.

  Operations of Our Non-U.S. Insurance Subsidiaries

        The insurance laws of each state of the United States and of many other countries regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by unlicensed or non-accredited insurers and reinsurers. None of Assured Guaranty (UK), AGRI or AGRO is admitted to do business in the United States. We do not intend that Assured Guaranty (UK), AGRI or AGRO will maintain offices or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction in the United States where the conduct of such activities would require it to be admitted or authorized.

        In addition to the regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers' business operations are affected by regulatory requirements in various states of the United States governing "credit for reinsurance" which are imposed on their ceding companies. In general, a ceding company which obtains reinsurance from a reinsurer that is licensed, accredited or approved by the ceding company's state of domicile is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company's liability for unearned premiums (which are that portion of premiums written which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves ceded to the reinsurer. The great majority of states, however, permit a credit on the statutory financial statement of a ceding insurer for reinsurance obtained from a non-licensed or non-accredited reinsurer to the extent that the reinsurer secures its reinsurance obligations to the ceding insurer by providing a letter of credit, trust fund or other acceptable security arrangement. A few states do not allow credit for reinsurance ceded to non-licensed reinsurers except in certain limited circumstances and others impose additional requirements that make it difficult to become accredited.

  Bermuda

        Each of AGRI and AGRO, our "Bermuda Subsidiaries," is an insurance company registered and licensed as a "Class 3 insurer" and a "long-term insurer" under the Insurance Act 1978 of Bermuda. Assured Guaranty Corp. is permitted under a revocable permit granted under the Companies Act 1981 of Bermuda (the "Companies Act") to engage in and carry on trade and business limited to engaging in certain non-U.S. financial guarantee insurance and reinsurance outside Bermuda from a principal place of business in Bermuda, subject to compliance with the conditions attached to the permit and relevant provisions of the Companies Act (including having a Bermuda principal representative for the Companies Act purposes, restrictions on activities in Bermuda, publication and filing of prospectuses on public offerings of securities, registration of charges against its assets and certain winding up provisions). Assured Guaranty Corp. is also licensed as a Class 3 insurer in Bermuda. The Insurance Act 1978 of Bermuda, amendments thereto and related regulations (collectively, the "Insurance Act") impose on insurance companies certain solvency and liquidity standards; certain restrictions on the declaration and payment of dividends and distributions; certain restrictions on the reduction of statutory capital; certain restrictions on the winding up of long-term insurers; and certain auditing and reporting requirements and also the need to have a principal representative and a principal office (as understood under the Insurance Act) in Bermuda. The Insurance Act grants to the Bermuda Monetary Authority the power to cancel licenses, supervise, investigate and intervene in the affairs of insurance companies and in certain circumstances share information with foreign regulators. Class 3 insurers are authorized to carry on general insurance business (as understood under the Insurance Act), subject to conditions attached to the license and to compliance with minimum capital and surplus requirements, solvency margin, liquidity ratio and other requirements imposed by the Insurance Act. Long-term insurers are permitted to carry on long-term business (as understood under the Insurance Act) subject to conditions attached to the license and to similar compliance requirements and the requirement to maintain its long-term business fund (a segregated fund). Each of AGRI and AGRO is required annually to file statutorily mandated financial statements and returns, audited by an independent auditor approved by the Bermuda Monetary Authority, together with an annual loss reserve opinion of a Bermuda Monetary Authority-approved loss reserve specialist and the required actuary's certificate with respect to the long-term business. Assured Guaranty Corp. has an exemption from such filings for certain financial years, subject to conditions and the current exemption expiring for the 2003 financial year ending December 31, 2003.

  Restrictions on Dividends and Distributions

        The Insurance Act limits the declaration and payment of dividends and other distributions by AGRI, AGRO and Assured Guaranty Corp.

        Under the Insurance Act:

  •
  The minimum share capital must be always issued and outstanding and cannot be reduced (for a company registered both as a Class 3 insurer and a long-term insurer the minimum share capital is US$370,000 and for a company registered as a Class 3 insurer only, the minimum share capital is US$120,000).

  •
  With respect to the distribution (including repurchase of shares) of any share capital, contributed surplus or other statutory capital, certain restrictions under the Insurance Act 1978 may apply if the proposal is to reduce its total statutory capital. Before reducing its total statutory capital by 15% or more of the insurer's total statutory capital as set out in its previous year's financial statements, a Class 3 insurer or a long-term insurer must obtain the prior approval of the Bermuda Monetary Authority.

  •
  With respect to the declaration and payment of dividends:

  (a)
  the insurer may not declare or pay any dividends during any financial year if it would cause the insurer to fail the applicable solvency margin or liquidity ratio (the "relevant margins");

  (b)
  if the insurer failed to meet any of its relevant margins on the last day of any financial year the insurer may not without the prior approval of the Bermuda Monetary Authority declare or pay any dividends during the next financial year; and

  (c)
  a Class 3 insurer which at any time fails to meet its general business solvency margin may not declare or pay any dividend until the failure is rectified, and also in such circumstances the Class 3 insurer must report, within 30 days after becoming aware of its failure or having reason to believe that such failure has occurred, to the Bermuda Monetary Authority giving particulars of the circumstances leading to the failure and the manner and time in which the Class 3 insurer intends to rectify the failure.

  •
  A long-term insurer may not:

  (a)
  use the funds allocated to its long-term business fund, directly or indirectly, for any purpose other than a purpose of its long-term business except in so far as such payment can be made out of any surplus certified by the insurer's approved actuary to be available for distribution otherwise than to policyholders; and

  (b)
  declare or pay a dividend to any person other than a policyholder unless the value of the assets of its long-term business fund, as certified by the insurer's approved actuary, exceeds the extent (as so certified) of the liabilities of the insurer's long-term business, and the amount of any such dividend shall not exceed the aggregate of (1) that excess; and (2) any other funds properly available for the payment of dividends being funds arising out of the business of the insurer other than its long-term business.

        Under the Companies Act, a Bermuda company (such as Assured Guaranty, AGRI and AGRO) may only declare and pay a dividend or make a distribution out of contributed surplus (as understood under the Companies Act) if there are reasonable grounds for believing that the company is and after the payment will be able to meet and pay its liabilities as they become due and the realizable value of the company's assets will not be less than the aggregate of its liabilities and its issued share capital and share premium accounts. The Companies Act also regulates and restricts the reduction and return of capital and paid-in share premium, including repurchase of shares and imposes minimum issued and outstanding share capital requirements.

  Certain Other Bermuda Law Considerations

        Although Assured Guaranty is incorporated in Bermuda, it is classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Pursuant to its non-resident status, Assured Guaranty may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to make payments to U.S. residents in respect of its guaranty of the notes.

        Under Bermuda law, "exempted" companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an "exempted" company, Assured Guaranty (as well as each of AGRI and AGRO) may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business and other transactions, including: (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years), (2) the taking of mortgages on land in Bermuda to secure a principal amount in excess of $50,000 unless the Minister of Finance consents to a higher amount, and (3) the carrying on of business of any kind or type for which it is not duly licensed in Bermuda, except in certain limited circumstances, such as doing business with another exempted undertaking in furtherance of Assured Guaranty's business carried on outside Bermuda.

        The Investment Business Act 2003 of Bermuda (the "IBA") regulates investment business carried on by persons in or from Bermuda. Any person carrying on investment business in or from Bermuda is required to obtain a licence from the Bermuda Monetary Authority unless that person is exempted from this requirement to obtain a licence. A person carries on investment business in or from Bermuda only if he maintains a place of business in Bermuda or is otherwise deemed to be carrying on investment business in or from Bermuda pursuant to an order made by the Minister of Finance. No such orders have yet been made. Holdings does not maintain a place of business in Bermuda and accordingly our special Bermuda counsel, Conyers Dill & Pearman, has advised us that the offering of the notes by Holdings is not investment business for the purposes of the IBA. Assured Guaranty does maintain a place of business in Bermuda, but Conyers Dill & Pearman has also advised us that the guarantee of the notes by Assured Guaranty is not investment business for the purposes of the IBA. As such, no permission or licence from the Bermuda Monetary Authority is required pursuant to the IBA either for the offering of the notes by Holdings or the giving of the guarantee by Assured Guaranty.

        The Bermuda government actively encourages foreign investment in "exempted" entities like Assured Guaranty that are based in Bermuda, but which do not operate in competition with local businesses. Assured Guaranty is not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation. Bermuda companies and permit companies, such as Assured Guaranty Corp., pay, as applicable, annual government fees, business fees, payroll tax and other taxes and duties.

        Special considerations apply to our Bermuda operations. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent resident certificates or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda government. A work permit is only granted or extended if the employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent resident certificate is available who meets the minimum standards for the position. The Bermuda government has announced a policy that places a six-year term limit on individuals with work permits, subject to specified exemptions for persons deemed to be key employees. Currently, all of our Bermuda-based professional employees who require work permits have been granted provisional permits by the Bermuda government. This includes the following key employees: Messrs. Frederico, Mills, Michener and Samson, each of whom has received a provisional work permit.

  United Kingdom

  General

        Since December 1, 2001, the regulation of the financial services industry in the United Kingdom has been consolidated under the Financial Services Authority ("FSA UK"). In addition, the regulatory regime in the United Kingdom must comply with certain European Union ("EU") directives binding on all EU member states.

        The FSA UK is the single statutory regulator responsible for regulating the financial services industry in the U.K., having the authority to oversee the carrying on of "regulated activities" (including deposit taking, insurance and reinsurance, investment management and most other financial services), with the purpose of maintaining confidence in the U.K. financial system, providing public understanding of the system, securing the proper degree of protection for consumers and helping to reduce financial crime. It is a criminal offense for any person to carry on a regulated activity in the U.K. unless that person is authorized by the FSA UK and has been granted permission to carry on that regulated activity, or otherwise falls under an exemption to such regulation.

        Insurance business in the United Kingdom falls into two main categories: long-term insurance (which is primarily investment-related) and general insurance. It is not possible for an insurance company to be authorized in both long-term and general insurance business. These two categories are both divided into "classes" (for example: permanent health and pension fund management are two classes of long-term insurance; damage to property and motor vehicle liability are two classes of general insurance). Under the Financial Services and Markets Act 2000 ("FSMA"), effecting or carrying out contracts of insurance, within a class of general or long-term insurance, by way of business in the U.K., constitutes a "regulated activity" requiring authorization. An authorized insurance company must have permission for each class of insurance business it intends to write.

        Assured Guaranty (UK) has applied to the FSA UK for authorization to effect and carry out certain classes of non-life insurance, specifically: classes 14 (credit), 15 (suretyship) and 16 (miscellaneous financial loss). If granted, this scope of permission will be sufficient to enable Assured Guaranty (UK) to effect and carry out financial guaranty insurance and reinsurance.

        Assuming that Assured Guaranty (UK) becomes an authorized insurer, the insurance and reinsurance businesses of Assured Guaranty (UK) will be subject to close supervision by the FSA UK. The FSA UK currently is seeking to strengthen its requirements for senior management arrangements, systems and controls of insurance and reinsurance companies under its jurisdiction and intends to place an increased emphasis on risk identification and management in relation to the prudential regulation of insurance and reinsurance business in the United Kingdom. There are a number of proposed changes to the FSA UK's rules that will affect insurance and reinsurance companies authorized in the U.K. For example, the FSA UK currently is in consultation on a number of proposals, including the regulation of the sale of general insurance, insurance mediation, capital adequacy and proposals aimed at ensuring adequate diversification of an insurer's or reinsurer's exposures to any credit risks of its reinsurers. Changes in the scope of the FSA UK's regulation may have an adverse impact on the potential business operations of Assured Guaranty (UK).

        Assured Guaranty Finance Overseas is not authorized as an insurer. It is authorized by the FSA UK as a "Category D" company to carry out designated investment business activities in that it may "advise on investments (except on pension transfers and pension opt outs)" relating to most investment instruments. In addition, it may arrange or bring about transactions in investments and make "arrangements with a view to transactions in investments." It should be noted that Assured Guaranty Finance Overseas does not itself take risk in the transactions it arranges or places, and may not hold funds on behalf of its customers.

  Supervision

        The FSA UK carries out the prudential supervision of insurance companies through a variety of methods, including the collection of information from statistical returns, review of accountants' reports, visits to insurance companies and regular formal interviews.

        The FSA UK has adopted a risk-based approach to the supervision of insurance companies. Under this approach, the FSA UK periodically performs a formal risk assessment of insurance companies or groups carrying on business in the U.K. which varies in scope according to the risk profile of the insurer. The FSA UK performs its risk assessment by analyzing information which it receives during the normal course of its supervision, such as regular prudential returns on the financial position of the insurance company, or which it acquires through a series of meetings with senior management of the insurance company. After each risk assessment, the FSA UK will inform the insurer of its views on the insurer's risk profile. This will include details of any remedial action that the FSA UK requires and the likely consequences if this action is not taken.

  Solvency Requirements

        The Interim Prudential Sourcebook for Insurers requires that insurance companies maintain a margin of solvency at all times in respect of any general insurance undertaken by the insurance company, the calculation of which depends on the type and amount of insurance business a company writes. The method of calculation of the solvency margin is set out in the Interim Prudential Sourcebook for Insurers, and for these purposes, all of the insurer's assets and liabilities are subject to specified valuation rules. Failure to maintain the required solvency margin is one of the grounds on which the wide powers of intervention conferred upon the FSA UK may be exercised.

        To the extent that the amount of premiums for such classes exceed certain specified minimum thresholds, each insurance company writing property, credit and other specified categories of insurance or reinsurance business is required by the Interim Prudential Sourcebook for Insurers to maintain an equalization reserve for the financial years ending on or after December 23, 1996 calculated in accordance with the provisions of the Interim Prudential Sourcebook for Insurers.

        These solvency requirements have recently been amended in order to implement the European Union's "Solvency I" directives. These new rules come into effect on January 1, 2004.

        In addition, an insurer (other than a company conducting only reinsurance business) is required to perform and submit to the FSA UK a solvency margin calculation return in respect of its ultimate parent. This return is not part of an insurer's own solvency return and hence will not be publicly available. Although there is no requirement that the parent solvency calculation show a positive result, the FSA UK is required to take action where it considers that the solvency of the insurance company is or may be jeopardized due to the group solvency position. Further, an insurer is required to report in its annual returns to the FSA UK all material related party transactions (e.g., intragroup reinsurance, whose value is more than 5% of the insurer's general insurance business amount). However, the FSA UK has published proposals for the implementation of the EU's Financial Groups Directive which includes a requirement for insurance groups to hold an amount of capital indicated in the calculation of the parent company's solvency margin at the European Economic Area parent level for the financial years beginning in 2005. The purpose of these proposals is to prevent leveraging of capital arising from involvements in other group insurance firms. The FSA UK has stated that it will phase in these proposals. Given the current structure of the group of which Assured Guaranty (UK) will be a member, this proposed regulatory obligation would not apply to Assured Guaranty (UK)'s parent, because it is incorporated in Bermuda.

  Restrictions on Dividend Payments

        U.K. company law prohibits Assured Guaranty (UK) from declaring a dividend to its shareholders unless it has "profits available for distribution." The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a general insurer's ability to declare a dividend, the FSA UK requires the maintenance of each insurance company's solvency margin within its jurisdiction. The FSA UK's rules require Assured Guaranty Finance Overseas, and will require Assured Guaranty (UK) once authorized, to notify the FSA UK of any proposed or actual payment of a dividend that is greater than forecast in the business plans submitted with their respective applications for authorization. Any such payment or proposal could result in regulatory intervention. In addition, the FSA UK requires authorized insurance companies to notify it in advance of any significant dividend payment.

  Reporting Requirements

        U.K. insurance companies must prepare their financial statements under the Companies Act of 1985 (as amended), which requires the filing with Companies House of audited financial statements and related reports. In addition, U.K. insurance companies are required to file regulatory returns with the FSA UK, which include a revenue account, a profit and loss account and a balance sheet in prescribed forms. Under the Interim Prudential Sourcebook for Insurers, audited regulatory returns must be filed with the FSA UK within two months and 15 days of the financial year end (or three months where the delivery of the return is made electronically).

  Supervision of Management

        The FSA UK closely supervises the management of insurance companies through the approved persons regime, by which any appointment of persons to perform certain specified "controlled functions" within a regulated entity must be approved by the FSA UK.

  Change of Control

        FSMA regulates the acquisition of "control" of any U.K. insurance company authorized under FSMA. Any company or individual that (together with its or his associates) directly or indirectly acquires 10% or more of the shares in a U.K. authorized insurance company or its parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such authorized insurance company or its parent company, would be considered to have acquired "control" for the purposes of the relevant legislation, as would a person who had significant influence over the management of such authorized insurance company or its parent company by virtue of his shareholding or voting power in either.

        Under FSMA, any person proposing to acquire "control" of a U.K. authorized insurance company must give prior notification to the FSA UK of its intention to do so. The FSA UK then has three months to consider that person's application to acquire "control." In considering whether to approve such application, the FSA UK must be satisfied that both the acquirer is a "fit and proper" person to have "control" and that the interests of consumers would not be threatened by such acquisition of "control." "Consumers" in this context includes all persons who may use the services of the authorized insurance company. Failure to make the relevant prior application could result in action being taken by the FSA UK.

  Intervention and Enforcement

        The FSA UK has extensive powers to intervene in the affairs of an authorized person, culminating in the ultimate sanction of the removal of authorization to carry on a regulated activity. FSMA imposes on the FSA UK statutory obligations to monitor compliance with the requirements imposed by FSMA, and to enforce the provisions of FSMA related rules made by the FSA UK. The FSA UK has power, among other things, to enforce and take disciplinary measures in respect of breaches of both the Interim Prudential Sourcebook for Insurers and breaches of the conduct of business rules generally applicable to authorized persons.

        The FSA UK also has the power to prosecute criminal offenses arising under FSMA, and to prosecute insider dealing under Part V of the Criminal Justice Act of 1993, and breaches of money laundering regulations. The FSA UK's stated policy is to pursue criminal prosecution in all appropriate cases.

  "Passporting"

        EU directives allow Assured Guaranty Finance Overseas, and will allow Assured Guaranty (UK), once authorized, to conduct business in EU states other than the United Kingdom in compliance with the scope of permission granted these companies by FSA UK without the necessity of additional licensing or authorization in other EU jurisdictions. This ability to operate in other jurisdictions of the EU on the basis of home state authorization and supervision is sometimes referred to as "passporting." Insurers may operate outside their home member state either on a "services" basis or on an "establishment" basis. Operating on a "services" basis means that the company conducts permitted businesses in the host state without having a physical presence there, while operating on an establishment basis means the company has a branch or physical presence in the host state. In both cases, a company remains subject to regulation by its home regulator, and not by local regulatory authorities, although the company nonetheless may have to comply with certain local rules. In addition to EU member states, Norway, Iceland and Liechtenstein (members of the broader European Economic Area) are jurisdictions in which this passporting framework applies. Assured Guaranty (UK) intends to seek to operate on a passport basis throughout the European Union; Assured Guaranty Finance Overseas operates on a services basis in Austria, Belgium, Finland, France, Germany, the Republic of Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain and Sweden.

  Fees and Levies

        Assuming it becomes an authorized insurer in the United Kingdom, Assured Guaranty (UK) will be subject to FSA UK fees and levies based on Assured Guaranty (UK)'s gross written premiums. The FSA UK also requires authorized insurers to participate in an investors' protection fund, known as the Financial Services Compensation Scheme (the "FSCS"). The FSCS was established to compensate consumers of financial services, including the buyers of insurance, against failures in the financial services industry. Individual policyholders and small businesses may be compensated by the FSCS when an authorized insurer is unable, or likely to be unable, to satisfy policyholder claims. Assured Guaranty (UK) does not expect to write any insurance business that is protected by the FSCS.

Properties

        We and our subsidiaries currently lease office space in Bermuda, New York and London.

Employees

        As of April 19, 2004, we had approximately 110 employees. None of our employees is subject to collective bargaining agreements.

Legal Proceedings

        In the ordinary course of their respective businesses, certain of our subsidiaries have become subject to certain legal proceedings and claims, none of which have been finally adjudicated. We believe, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity, although an adverse resolution of any one or more of these items during any quarter or fiscal year could have a material adverse effect on our results of operations or liquidity in that particular quarter or fiscal year.

        On January 18, 2002, World Omni Financial Corp. ("World Omni") filed an action against ACE Capital Re Inc. (which was renamed Assured Guaranty Inc. in connection with the IPO) in the United States District Court for the Southern District of New York entitled World Omni Financial Corp. v. ACE Capital Re Inc., Case no. 02 CV 0476 (RO). On September 20, 2002, World Omni amended its complaint to add AGRO as a defendant. The dispute arises out of a quota share reinsurance agreement between AGRO and JCJ Insurance Company ("JCJ"), an affiliate of World Omni, and an underlying residual value insurance policy issued by JCJ to World Omni, which insured residual value losses of World Omni with respect to a portfolio of automobile leases. Subject to the terms and conditions of the policy, the residual value insurance policy insures World Omni against losses (as defined in the policy) resulting from the value of leased vehicles at the end of the applicable lease term being less than what such value was assumed to have been at the inception of the applicable lease term. In the District Court action, World Omni has sought a declaratory judgment regarding AGRO's coverage obligations, if any, for such alleged losses, as well as damages for breach of contract based upon AGRO's refusal to pay claims asserted by World Omni. World Omni seeks $157 million, which is the limit of liability under the quota share reinsurance agreement, plus interest.

        AGRO and Assured Guaranty Inc. have denied World Omni's claims, and intend to contest them vigorously. On March 1, 2004, all parties submitted a joint motion to the District Court seeking to stay the litigation in favor of arbitration. No formal discovery has been taken, and it is too early in the litigation to predict its ultimate outcome. In connection with the IPO, AGRO retroceded its reinsurance obligations under its agreement with JCJ to a subsidiary of ACE pursuant to a 100% quota share retrocession agreement. In addition, ACE assumed the defense of the World Omni action and agreed to indemnify and hold us harmless from any damages or expenses in connection with this action. See "Relationship with ACE."

        On January 27, 2004, Olympic Title Insurance Company ("OTIC") and certain of its principals and affiliates filed an action against ACE, ACE Capital Title Reinsurance Company, Assured Guaranty Inc., Assured Guaranty Re Overseas Ltd., Assured Guaranty Overseas US Holdings Inc., Assured Guaranty Re International Ltd. and ACE Bermuda Insurance Ltd. (collectively, the "defendants") in Ohio State Court. The dispute concerns discussions between ACE Capital Title, on the one hand, and OTIC and OTIC's new principals, on the other hand, regarding a potential transaction whereby ACE Capital Title would reinsure title insurance risks in certain residential markets and issue title insurance policies in certain commercial markets. The specific relief sought in the complaint includes specific performance of an alleged reinsurance agreement, an injunction preventing any of the defendants from taking certain actions in relation to, among other things, ACE's title business and damages.

        The court issued a temporary restraining order that restrains the defendants from (i) contacting the Ohio Department of Insurance regarding a change of control application filed by OTIC, and (ii) changing or affecting ACE Capital Title's insurance licenses in four states. By agreement of the parties, the temporary restraining order will stay in effect until the preliminary injunction hearing is concluded and a decision is rendered by the court. The preliminary injunction hearing has been put off until after May 1, 2004.

        ACE Capital Title has been sold to ACE Bermuda in connection with the formation transactions. ACE Capital Title intends to continue to contest the case vigorously. As the case has just commenced, no formal discovery has been taken and it is too early in the litigation to predict its ultimate disposition with any reasonable degree of certainty. In connection with the IPO, ACE assumed the defense of the OTIC action and agreed to indemnify and hold us harmless from any damages or expenses in connection with this action.

MANAGEMENT

Directors, Executive Officers and Key Employees

        The following table provides information regarding our directors, executive officers and key employees as of May 1, 2004:

Name	Age	Position(s)
Donald Kramer	66	Chairman of the Board(4)
Dominic J. Frederico	51	President and Chief Executive Officer; Deputy Chairman
Michael J. Schozer	46	President of Assured Guaranty Corp.
Robbin Conner	43	Executive Vice President of Assured Guaranty Corp.
Robert B. Mills	54	Chief Financial Officer
James M. Michener	51	General Counsel and Secretary
Pierre A. Samson	39	Chief Actuary; President of AGRI
Neil Baron	60	Director(2)(3)
G. Lawrence Buhl	57	Director(1)(4)
Stephen A. Cozen	64	Director(2)(3)
John G. Heimann	74	Director(3)(4)
Patrick W. Kenny	61	Director(1)(4)
Walter A. Scott	66	Director(1)(2)

(1)
Member of the Audit Committee. Mr. Buhl serves as Chairman of the Audit Committee.

(2)
Member of Compensation Committee. Mr. Scott serves as Chairman of the Compensation Committee.

(3)
Member of the Nominating/Governance Committee. Mr. Baron serves as Chairman of the Nominating/Governance Committee.

(4)
Member of the Finance Committee. Mr. Kramer serves as Chairman of the Finance Committee.

        Donald Kramer has been non-executive Chairman of the Board of Assured Guaranty since December 2003. Mr. Kramer has been a Vice Chairman of ACE since July 1996 following ACE's acquisition of ACE Tempest Reinsurance Company Limited ("ACE Tempest Re"), and was President of ACE Tempest Re from July 1996 until 1999. Mr. Kramer served as Chairman or Co-Chairman of the Board of ACE Tempest Re from its formation in September 1993 until July 1996. Prior to the formation of ACE Tempest Re, Mr. Kramer was President of Kramer Capital Corporation (venture capital investments) from March to September 1993 and Chairman of the Board of NAC Re Corporation (reinsurance) from June 1985 to June 1993. Mr. Kramer is a director of National Benefit Life Insurance Company of New York, a wholly owned subsidiary of Citigroup, a member of the Board of Trustees of the Brooklyn College Foundation and Chairman, National Dance Foundation of Bermuda. Mr. Kramer is also a director of ACE. Upon completion of the IPO, Mr. Kramer resigned his position as an executive officer and a director of ACE though he remains employed by ACE.

        Dominic J. Frederico has been President, Chief Executive Officer and Deputy Chairman of Assured Guaranty since December 2003. Mr. Frederico has served as Vice Chairman of ACE since June 2003 and served as President and Chief Operating Officer of ACE and Chairman of ACE INA Holdings, Inc. ("ACE INA") from November 1999 to June 2003. Mr. Frederico has also served as

Chairman, President and Chief Executive Officer of ACE INA from May 1999 through November 1999. Mr. Frederico previously served as President of ACE Bermuda Insurance Ltd. ("ACE Bermuda") from July 1997 to May 1999, Executive Vice President, Underwriting from December 1996 to July 1997, and as Executive Vice President, Financial Lines from January 1995 to December 1996. Prior to joining ACE, Mr. Frederico spent 13 years working for various subsidiaries of the American International Group ("AIG"). Mr. Frederico completed his employment at AIG after serving as Senior Vice President and Chief Financial Officer of AIG Risk Management. Before that, Mr. Frederico was Executive Vice President and Chief Financial Officer of UNAT, a wholly owned subsidiary of AIG headquartered in Paris, France. Upon completion of the IPO, Mr. Frederico resigned his position as a Vice Chairman of ACE though he continues to serve as a director of ACE.

        Michael J. Schozer was appointed President of Assured Guaranty Corp. in December 2003. Mr. Schozer was Managing Director—Structured Finance and Credit Derivatives of Ambac Assurance Corporation from 1996 to December 2003 where he was also a member of Ambac's senior credit committee.

        Robbin Conner has been a senior executive of Assured Guaranty Corp. since July 2003 and from April 2000 to June 2003 he was the chief operating officer of AGRI. From 1995 to April 2000, Mr. Conner was employed by Moody's, most recently as a managing director managing a team in London responsible for securitizations of all asset classes. Prior to his employment at Moody's, Mr. Conner was an attorney with Skadden, Arps, Slate, Meagher & Flom in New York for approximately six years, ultimately specializing in structured finance transactions.

        Robert B. Mills was appointed Chief Financial Officer of Assured Guaranty in January 2004. Mr. Mills was Managing Director and Chief Financial Officer—Americas of UBS AG and UBS Investment Bank from April 1994 to January 2004 where he was also a member of the Investment Bank Board of Directors. Previously, Mr. Mills was with KPMG from 1971 to 1994 where his responsibilities included being partner-in-charge of the Investment Banking and Capital Markets practice.

        James M. Michener was appointed General Counsel and Secretary of Assured Guaranty in February 2004. Mr. Michener was General Counsel and Secretary of Travelers Property Casualty Corp. from January 2002 to February 2004. From April 2001 to January 2002, Mr. Michener served as general counsel of Citigroup's Emerging Markets business. Prior to joining Citigroup's Emerging Markets business, Mr. Michener was General Counsel of Travelers Insurance from April 2000 to April 2001 and General Counsel of Travelers Property Casualty Corp. from May 1996 to April 2000.

        Pierre A. Samson was appointed Chief Actuary of Assured Guaranty and President of AGRI in January 2004. Mr. Samson was President and Chief Executive Officer of ACE Global Financial Solutions from September 2003 to January 2004, President and Chief Executive Officer of ACE Financial Solutions International from June 2000 to September 2003 and Senior Vice President, Financial Lines of ACE Bermuda from January 1998 to June 2000. Prior to joining ACE in 1995, Mr. Samson worked for eight years as an actuary for Tillinghast Towers Perrin in offices in Bermuda and London. He is a Fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries.

        Neil Baron has served as a director of Assured Guaranty since the completion of the IPO on April 28, 2004. He has been Chairman of Criterion Research Group, LLC, an independent securities research firm since March 2002. From July 1998 to March 2002, Mr. Baron was a private investor. Mr. Baron was Vice Chairman and General Counsel of Fitch Inc., a nationally recognized statistical ratings organization, from April 1989 to August 1998.

        G. Lawrence Buhl, CPA, has served as a director of Assured Guaranty since the completion of the IPO on April 28, 2004. He was a partner of Ernst & Young LLP and its predecessors. During his 35-year accounting career, Mr. Buhl served as the Regional Director for Insurance Services in

Ernst & Young's Philadelphia, New York and Baltimore offices and as audit engagement partner for more than 40 insurance companies, including Capital Re and FGIC.

        Stephen A. Cozen has served as a director of Assured Guaranty since the completion of the IPO on April 28, 2004. He is the founder and Chairman of Cozen O'Connor, a Philadelphia-based law firm where he has practiced law for more than 30 years.

        John G. Heimann has served as a director of Assured Guaranty since the completion of the IPO on April 28, 2004. He was the founding Chairman of the Financial Stability Institute, which was founded in 1999, and has served as Senior Advisor to this organization since 2002. The Financial Stability Institute is a joint initiative of the Switzerland-based Bank for International Settlements and the Basle Committee on Banking Supervision whose mission is to promote better and more independent supervision of the banking, capital markets and insurance industries by supervisory authorities around the globe. From 1984 to February 2003, Mr. Heimann was employed by Merrill Lynch & Co. in various capacities, most recently serving as Chairman of that firm's global financial institutions practice. From 1977 to 1981, Mr. Heimann served as Comptroller of the Currency. From 1975 to 1977, Mr. Heimann was Superintendent of Banks of the State of New York.

        Patrick W. Kenny has served as a director of Assured Guaranty since the completion of the IPO on April 28, 2004. He has served as the president and chief executive officer of the International Insurance Society in New York, an organization dedicated to fostering the exchange of ideas through a program of international seminars and sponsored research, since June 2001. From 1998 to June 2001 Mr. Kenny served as executive vice president of Frontier Insurance Group, Inc. From 1995 to 1998, Kenny served as senior vice president of SS&C Technologies, where he was responsible for mergers and acquisitions, and relationships with banking and regulatory institutions. From 1988 to 1994, Mr. Kenny served as Group Executive, Finance & Administration and Chief Financial Officer of Aetna Life & Casualty.

        Walter A. Scott has served as a director of Assured Guaranty since the completion of the IPO on April 28, 2004. He has served as Chairman and Chief Executive Officer of Green Mountain Beverage, a Vermont-based hard-cider company. Mr. Scott served as a consultant to ACE from October 1994 until September 1996. Prior to that he served as Chairman, President and Chief Executive Officer of ACE from March 1991 until his retirement in September 1994 and as President and Chief Executive Officer from September 1989 to March 1991. Mr. Scott is a director of ACE and a trustee of Lafayette College.

Board Of Directors

        Our directors are divided into three classes and serve for staggered three-year terms. Our Class I directors, whose terms expire in 2005, are Messrs. Kramer and Kenny. Our Class II directors, whose terms expire in 2006, are Messrs. Cozen, Heimann and Scott. Our Class III directors, whose terms expire in 2007, are Messrs. Baron, Buhl and Frederico.

  Board Committees

        We have an audit committee, a compensation committee and a nominating/governance committee, all of which consist exclusively of members who qualify as independent directors under the applicable requirements of the New York Stock Exchange. We also have a finance committee.

  Audit Committee

        The audit committee was established to assist the board of directors in its oversight of the integrity of our financial statements and financial reporting process, compliance with legal and regulatory requirements, the system of internal controls, the audit process, the performance of our internal auditors and the performance, qualification and independence of our independent auditors. Each proposed member of the audit committee is "independent" within the meaning of the rules of the New

York Stock Exchange. At least one proposed member of the audit committee has the attributes of an "audit committee financial expert" as defined by the SEC.

        The duties and responsibilities of the audit committee are set forth in the committee's charter, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and include:

  •
  Recommend to the shareholders, through the board, the appointment and termination (subject to Bermuda law) of our independent auditors;

  •
  Review and approve the independent auditors' qualifications and independence, the proposed audit scope, approach, staffing and, subject to our shareholders authorizing our board to act through the audit committee, fees;

  •
  Pre-approve all audit and permitted non-audit services to be performed by the independent auditors;

  •
  Meet regularly with the chief executive officer, the principal accounting officer, the general counsel, the internal auditors and the independent auditors in separate executive sessions and with other employees as desired;

  •
  Review our policies and processes related to the evaluation of risk assessment and risk management;

  •
  Review our policies and processes related to the evaluation of the adequacy of our internal control structure;

  •
  Review our policies and processes related to compliance with legal and regulatory requirements;

  •
  Review our policies and processes related to the evaluation of any proposed public disclosures regarding an assessment or evaluation of our internal controls and procedures for financial reporting every quarter;

  •
  Review and discuss with management and the independent auditors our annual audited and quarterly unaudited financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations disclosures;

  •
  Prior to issuance, discuss with management our earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies;

  •
  Discuss with management and the independent auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles (which shall be communicated to the committee by our chief financial officer as soon as reasonably practicable), the selection and disclosure of critical accounting estimates, and the effect of alternative assumptions, estimates or accounting principles on our financial statements; and

  •
  Review and approve procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

  Compensation Committee

        The compensation committee was established to discharge the board's responsibilities relating to compensation of our employees. Each proposed member of the compensation committee is "independent" within the meaning of the rules of the New York Stock Exchange.

        The duties and responsibilities of the compensation committee are set forth in the committee's charter, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and include:

  •
  Establish and oversee our executive compensation policies, including issues relating to pay and performance, targeted pay positioning (median, percentile etc.), comparison companies, pay mix, and stock ownership;

  •
  Establish a formal evaluation process for and determine the compensation for the chief executive officer and as part of such process, to review and approve corporate goals and objectives relevant to chief executive officer compensation and evaluate the chief executive officer's performance in light of those goals and objectives;

  •
  Review recommendations regarding the compensation of other senior officers and determine appropriate compensation levels. Depending on the number of senior officers, the committee may restrict itself to reviewing and approving the compensation of the senior officers who are the chief executive officer's direct reports;

  •
  Make recommendations to the board with respect to new incentive and benefit plans, or amendments to any such existing plans, other than plans covering solely outside directors;

  •
  Approve and ratify awards under incentive compensation and equity-based plans, including amendments to the awards made under any such plans;

  •
  Consult with the chief executive officer on any decisions to retain or terminate any senior executive officer (except termination under exigent circumstances) and approve any retention or severance terms for the chief executive officer or any senior executive officer; and

  •
  Oversee development and evaluation of succession planning for our chief executive officer and other key senior officers.

  Nominating and Governance Committee

        The nominating and governance committee was established by the board to assist the board in (1) identifying individuals qualified to become board members, and recommending to the board director nominees for the next annual general meeting of shareholders or to fill vacancies; and (2) developing and recommending to the board appropriate corporate governance guidelines. Each proposed member of the compensation committee is "independent" within the meaning of the rules of the New York Stock Exchange.

        The duties and responsibilities of the nominating and governance committee are set forth in the committee's charter, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and include:

  •
  Develop qualification criteria for board members, and actively seek, interview and screen individuals qualified to become board members for recommendation to the board in accordance with our corporate governance guidelines;

  •
  Recommend to the board potential nominees to the board, and the renomination of incumbent directors as appropriate;

  •
  Consider potential nominees recommended by shareholders;

  •
  Review the compensation of directors and make recommendations to the board on any recommended changes;

  •
  Review the directors who are members (including qualifications and requirements), structure (including authority to delegate) and performance of committees of the board (including reporting to the board), and make recommendations to the board, as appropriate;

  •
  Review the qualification of directors as "independent" within the meaning of SEC and New York Stock Exchange rules;

  •
  Prepare and assist the board's and each committee's self-evaluation to determine whether the board and such committees are functioning effectively;

  •
  Serve in an advisory capacity to the board and chairman of the board on matters of organizational and governance structure of the company and the conduct of the board;

  •
  Review and reassess the adequacy of our corporate governance guidelines and recommend any proposed changes thereto; and

  •
  Receive comments from all directors and report to the board with an assessment of the board's performance.

  Finance Committee

        The finance committee was established to assist the board in its oversight of the investment of our investible assets, our capital structure, our financing arrangements and any corporate development activities.

        The duties and responsibilities of the finance committee are set forth in the committee's charter, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and include

  •
  establish a written investment policy consistent with our strategies, goals and objectives and rating agency criteria;

  •
  approve from time to time asset allocation ranges consistent with the portfolio objectives defined in our investment policy;

  •
  review the performance of our investment managers and their compliance with our investment guidelines and asset allocation ranges;

  •
  review our capital structure and adequacy and, to the extent deemed necessary, recommend to the board alterations to our capital structure;

  •
  review, discuss and make recommendations to the board concerning proposed issuances of equity, debt and other securities and proposed credit and similar facilities;

  •
  review and make recommendations to the board concerning our dividend policy and dividends to be paid; and

  •
  review any proposed acquisitions, dispositions, joint ventures or strategic investments.

Director Compensation

        Non-management directors will receive an annual retainer of $150,000 per year, $60,000 of which will be paid in cash and $90,000 of which will be paid in stock units or restricted stock (as described below), though a director may elect to receive all of his compensation in stock units. Non-management directors also received a one-time cash award of $25,000 upon their election, concurrent with the closing of the IPO. The chairman of the board will receive an additional $15,000 annual retainer, the chairman of the audit committee will receive an additional $20,000 annual retainer, the chairman of the compensation committee will receive an additional $10,000 annual retainer and the chairman of the nominating and governance committee will receive an additional $5,000 annual retainer. Members of the audit committee will receive an additional $10,000 annual retainer and members of the compensation committee will receive an additional $5,000 annual retainer. We will generally not pay a fee for attendance at board or committee meetings, though the chief executive officer has the discretion to pay attendance fees of $2,000 for extraordinary or special meetings.

        An initial (one-time) grant of restricted shares with a value of $100,000 was awarded to each non-management director upon his or her initial election. These restricted shares will vest on the day immediately prior to the third annual shareholders meeting at which directors are elected following the grant of the shares.

        Retainer equity awards were granted upon completion of the IPO and will be granted annually thereafter (usually on the date of our annual shareholders' meeting) in the form of stock units until the share ownership guidelines set forth in the next paragraph have been met. The first 10,000 stock units awarded to each director will become non-forfeitable on the day immediately prior to the first annual shareholders meeting at which directors are elected following the grant of the units. The issuance of common shares for these units will be mandatorily deferred until six months after termination of the director's service on our board. After the share ownership guidelines discussed below are met, directors may elect to receive their annual retainer equity award in the form of either restricted shares that vest on the day immediately prior to the first annual shareholders meeting at which directors are elected following the grant of the units or stock units that become non-forfeitable on the day immediately prior to the first annual shareholders meeting at which directors are elected following the grant of the units with the issuance of common shares deferred to a later date chosen by the director. Stock units cannot be sold or transferred until the common shares are issued. Dividend equivalents will be credited to stock units and reinvested as additional stock units.

        The board has recommended that each director own at least 10,000 common shares within three years after joining the board. Common shares represented by stock units will count toward that guideline, though restricted shares awarded upon a director's initial election will not.

Executive Compensation

        The following table sets forth the compensation earned during the years indicated by our current chief executive officer, by the former chief executive officer of ACE's financial guaranty business that will be transferred to us, by two former executive officers of ACE's financial guaranty business that will be transferred to us and by the other executive officers of ACE's financial guaranty business as of December 31, 2003. All information set forth in this table reflects compensation earned by the named individuals for services with ACE and its subsidiaries.

Summary Compensation Table

Long-Term Compensation
Annual Compensation
Securities Underlying Options/ SARs(3)
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation(1)	Restricted Stock Awards(2)(3)(4)		All Other Compensation(5)
Dominic J. Frederico President and Chief Executive Officer, Assured Guaranty	2003 2002 2001	$975,000 850,000 800,427	$1,000,000 600,000 800,000	(6)	$483,906 329,246 180,398	$1,516,350 1,317,000 1,197,900	100,000 232,500 82,500	$273,750 245,795 307,530
Jerome Jurschak(7) Former Chief Executive Officer, ACE Financial Services, Inc.	2003 2002 2001	550,000 550,000 525,000	— 600,000 600,000		— — —	620,325 658,500 399,300	28,000 35,000 33,000	98,582 106,433 126,097
Joseph Swain Former President—Reinsurance Assured Guaranty US Holdings	2003 2002 2001	470,000 410,000 380,000	350,000 625,000 475,000		— — —	551,400 658,500 301,290	40,000 30,000 22,000	84,528 110,560 84,999
Laurence Donnelly(8) Former President, ACE Capital Re Inc.	2003 2002 2001	204,058 405,000 375,000	— 475,000 475,000		— — —	275,700 658,500 301,290	20,000 30,000 22,000	28,997 85,248 95,480
Howard Albert Executive Vice President, ACE Guaranty Corp.	2003 2002 2001	370,000 333,000 315,000	265,000 250,000 220,000		— — —	275,700 329,250 199,650	10,000 15,000 11,000	62,211 63,856 64,424
Robbin Conner Executive Vice President, ACE Capital Re Inc.	2003 2002 2001	354,000 344,000 315,000	175,000 230,000 220,000		— — —	206,775 439,000 181,500	12,000 20,000 9,000	84,507 149,750 162,463

(1)
Other annual compensation for the year ended December 31, 2003 includes commuting and living expenses of $108,000; personal travel on ACE's corporate aircraft of $9,951 based on the Internal Revenue Service's formula; housing loan forgiveness of $187,338 and various tax gross-ups. Other annual compensation for the year ended December 31, 2002 includes commuting and living expenses of $134,000; personal travel on ACE's corporate aircraft of $61,506 based on the Internal Revenue Service's formula; and housing loan forgiveness of $120,938. Other annual compensation for the year ended December 31, 2001 includes commuting and living expenses of $76,781; personal travel on ACE's corporate aircraft of $11,610 based on the Internal Revenue Service's formula; and housing loan forgiveness of $59,660.

(2)
As of December 31, 2003, the number and value of restricted ACE ordinary shares held by each of the above named executive officers was: Mr. Frederico—94,000 ($3,893,480), Mr. Jurschak—39,250 ($1,625,735), Mr. Swain—35,400 ($1,466,268), Mr. Albert—18,375 ($761,093) and Mr. Conner—17,500 ($724,850). Such values were determined by multiplying the number of shares by $41.42 (the closing price of ACE's ordinary shares on the NYSE on December 31, 2003).

(3)
Restricted stock and option awards were made in February of the applicable year and were intended as compensation for the preceding year in order to take into account performance during the preceding year.

  Upon completion of the IPO, any unvested restricted ACE shares held by the named individuals were forfeited. Any unvested options to purchase ACE ordinary shares held by the named individuals on that date immediately vested, and the named individuals have 90 days from completion of the IPO to exercise any vested options to purchase ACE ordinary shares.

(4)
The value of the restricted ACE shares awarded during the year ended December 31, 2003 was determined by multiplying the number of shares awarded by the closing price of ACE's ordinary shares on the NYSE on the date of the grant. All such shares were awarded on February 27, 2003, on which date the closing price for ACE's ordinary shares on the NYSE was $27.57. The value of the restricted shares awarded to the individuals during 2002 and 2001 was also determined by multiplying the number of shares awarded by the closing price of ACE's ordinary shares on the date of the grant. The number of restricted ACE shares awarded to each of the named individuals was:

	Year Ended December 31,
Name
	2003	2002	2001
Dominic J. Frederico	55,000	30,000	33,000
Jerome Jurschak	22,500	15,000	11,000
Joseph Swain	20,000	15,000	8,300
Laurence Donnelly	10,000	15,000	8,300
Howard Albert	10,000	7,500	5,500
Robbin Conner	7,500	10,000	5,000

With respect to all restricted ACE ordinary shares awarded to the named individuals in 2003, 2002 and 2001, the restrictions with respect to one-quarter of the ordinary shares lapse on each of the first, second, third and fourth anniversary of the date of the awards. During the restricted period, the named individuals are entitled to vote the ordinary shares and receive dividends.

(5)
Amounts for 2003 include: (a) contributions by ACE to defined contribution plans of $273,750 for Mr. Frederico, $72,144 for Mr. Jurschak, $65,988 for Mr. Swain, $12,000 for Mr. Donnelly, $42,530 for Mr. Albert and $8,782 for Mr. Conner; (b) split-dollar life insurance premiums paid on behalf of the named individuals of $26,438 for Mr. Jurschak, $19,681 for Mr. Albert, $14,736 for Mr. Donnelly and $18,540 for Mr. Swain; (c) interest forgiveness for Mr. Donnelly of $2,261 and (d) housing allowance of $72,000 for Mr. Conner. Contributions by ACE to defined contribution plans include ACE's discretionary matching contributions that are calculated and paid in the year following the year in which they are reported in the table above.

(6)
In the first quarter of 2004, Mr. Frederico received a bonus of $1,000,000 relating to 2003 and a bonus of $250,000 relating to the first quarter of 2004.

(7)
ACE Financial Services Inc. is a holding company for certain of ACE's businesses, including some of the businesses to be transferred to Assured Guaranty. Mr. Jurschak retired on January 31, 2004, and he received a lump sum payment of $2,100,000.

(8)
Mr. Donnelly's employment with ACE ceased on June 30, 2003. Mr. Donnelly received a severance payment of $820,343 in June 2003 and a second payment of $257,399 in January 2004 in connection with a release agreement.

2003 Option Grants

        The following table sets forth information concerning awarded stock options made to the named individuals during the year 2003.

					Potential Realized Value at Assumed Annual Rate of Stock Price Appreciation for Option Term
		Percent of Total Options Awarded to Employees
	Number of Options Awarded(1)		Exercise or Base Price ($/Sh)
				Expiration Date	5%	10%
Dominic J. Frederico	100,000	2.49%	$27.57	February 27, 2013	$1,733,862	$4,393,948
Jerome Jurschak	28,000	0.70	27.57	February 27, 2013	485,481	1,230,305
Joseph Swain	40,000	0.99	27.57	February 27, 2013	693,545	1,757,579
Laurence Donnelly	20,000	0.50	27.57	February 27, 2013	346,772	878,790
Howard Albert	10,000	0.25	27.57	February 27, 2013	173,386	439,395
Robbin Conner	12,000	0.30	27.57	February 27, 2013	208,063	527,274

(1)
Of Mr. Frederico's options, 82,500 options vest one-third on each of the first, second and third anniversary of the grant and 150,000 options vest on the fifth anniversary of the grant. All other options vest one-third on each of the first, second and third anniversary of the grant.

Option Values as of December 31, 2003

        The following table sets forth information concerning option exercises, the number of unexercised stock options outstanding as of December 31, 2003, and the value of any unexercised in-the-money stock options outstanding at such time, held by the named individuals. There were no stock appreciation rights outstanding as of December 31, 2003.

	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End Exerciseable/Unexercisable	Value of Unexercised In- the-Money Options at Fiscal Year-End Exerciseable/Unexercisable
Dominic J. Frederico	477,500/332,500	$7,947,500/$1,525,800
Jerome Jurschak	33,667/62,333	112,640/444,120
Joseph Swain	14,667/69,333	23,895/601,785
Howard Albert	12,333/23,667	37,545/157,275
Robbin Conner	12,667/28,333	30,720/181,560

        Upon completion of the IPO, any unvested options to purchase ACE ordinary shares held by the named individuals immediately vested. The named individuals have 90 days from completion of the IPO to exercise any vested options to acquire ACE ordinary shares.

New Employment Agreements

        In connection with the IPO, we entered into employment agreements with our executive officers. Described below are the material terms of the agreements we entered into with our chief executive officer and our other four executive officers who are the most highly compensated in 2004.

        Dominic J. Frederico.    Pursuant to his employment agreement, Dominic J. Frederico will serve as our President and Chief Executive Officer and will be paid a minimum base salary of $700,000 per year. Mr. Frederico will be eligible to receive annual bonuses with a target bonus of 0-200% of his minimum base salary, with the actual amount to be determined by our compensation committee based upon our profitability and Mr. Frederico's individual performance. In connection with the IPO, Mr. Frederico was granted an award of (i) 250,000 restricted common shares and (ii) options to purchase 500,000 common shares. Restricted common shares will vest evenly over a four year period with the first one-fourth vesting one year after the date of the award. Options will vest evenly over a three year period with the first one-third vesting one year after the date of the award. These restricted common shares and options will be subject to the terms and conditions of our Long-Term Incentive Plan. Mr. Frederico is eligible to participate in our long-term incentive program, including our Long-Term Incentive Plan. Awards will be made by our compensation committee and will be based upon our profitability and Mr. Frederico's individual performance. It is currently expected that Mr. Frederico will receive 83,333 restricted common shares and options to purchase 166,667 common shares per year under this program. Mr. Frederico is also eligible to participate in our general benefit plans, in accordance with the terms of the applicable plans. Mr. Frederico is entitled to a housing allowance for residency in Bermuda of up to $18,000 per month. If there is a change of control (as defined below), Mr. Frederico's unvested equity awards will immediately vest and his options will continue to be exercisable in accordance with their terms. In addition, if Mr. Frederico's employment is terminated for any reason during the 12 months after the change of control, Mr. Frederico will be entitled to receive severance equal to two years of his ending base salary and continuation of his other benefits for a 24-month period. The initial term of Mr. Frederico's agreement is three years and the agreement will automatically renew for one year periods thereafter unless non-renewed by either party at least 30 days prior to the expiration date. Mr. Frederico's employment agreement contains an agreement not to compete during the term of the agreement and for a period of 12 months following termination of Mr. Frederico's employment for any reason other than a termination without cause. Mr. Frederico's employment agreement also contains confidentiality and non-solicit provisions.

        Michael J. Schozer.    Pursuant to his employment agreement, Michael J. Schozer will serve as the President of Assured Guaranty Corp. and will be paid a minimum base salary of $350,000 per year. Mr. Schozer was paid a signing bonus of $500,000, subject to forfeiture in part in the event of his resignation or termination for cause during the first 12 months of his employment. Mr. Schozer will be eligible to receive annual bonuses with a target bonus of 200% of his minimum base salary, with the actual amount to be determined by our compensation committee based upon our profitability and Mr. Schozer's individual performance, subject to a minimum annual bonus equal to 100% of his minimum base salary. In connection with the IPO, Mr. Schozer was granted an award of (i) 120,000 restricted common shares and (ii) options to purchase 240,000 common shares. Restricted common shares will vest evenly over a four year period with the first one-fourth vesting one year after the date of the award. Options will vest evenly over a three year period with the first one-third vesting one year after the date of the award. These restricted common shares and options will be subject to the terms and conditions of our Long-Term Incentive Plan. Mr. Schozer is eligible to participate in our long-term incentive program, including our Long-Term Incentive Plan. Awards will be made by our compensation committee and will be based upon our profitability and Mr. Schozer's individual performance. During each year in the initial three-year term, if we report positive net income Mr. Schozer is guaranteed that the value of any long-term incentive award made for that year will be no less than the amount of his annual base salary; his initial target will be 40,000 restricted common shares and 80,000 options to purchase common shares. Mr. Schozer is also eligible to participate in our general benefit plans, in accordance with the terms of the applicable plans. If there is a change of control, Mr. Schozer's unvested equity awards will immediately vest and his options will continue to be exercisable in accordance with their terms. In addition, if Mr. Schozer's employment is terminated for any reason during the 12 months after the change of control, Mr. Schozer will be entitled to receive severance equal to two years of his ending base salary and continuation of his other benefits for a 24-month period. The initial term of Mr. Schozer's agreement is three years and the agreement will automatically renew for one year periods thereafter unless non-renewed by either party at least 30 days prior to the expiration date. Mr. Schozer's employment agreement contains an agreement not to compete during the term of the agreement and for a period of 12 months following termination of Mr. Schozer's employment for any reason other than a termination without cause. Mr. Schozer's employment agreement also contains confidentiality and non-solicit provisions.

        Robert Mills.    Pursuant to his employment agreement, Robert Mills will serve as our Chief Financial Officer and will be paid a minimum base salary of $500,000 per year. Mr. Mills was paid a signing bonus of $750,000, subject to forfeiture in part in the event of his resignation or termination for cause during the first 12 months of his employment. Mr. Mills will be eligible to receive annual bonuses with a target bonus of 140% of his minimum base salary, with the actual amount to be determined by our compensation committee and will based upon our profitability and Mr. Mills' individual performance, subject to a minimum annual bonus equal to 100% of his guaranteed minimum base salary. In connection with the IPO, Mr. Mills was granted an award of (i) 120,000 restricted common shares and (ii) options to purchase 240,000 common shares. Restricted common shares will vest evenly over a four year period with the first one-fourth vesting one year after the date of the award. Options will vest evenly over a three year period with the first one-third vesting one year after the date of the award. These restricted common shares and options will be subject to the terms and conditions of our Long-Term Incentive Plan. Mr. Mills is eligible to participate in our long-term incentive program, including our Long-Term Incentive Plan. Awards will be made by our compensation committee and will be based upon our profitability and Mr. Mills' individual performance. During each year in the initial three-year term, if we report positive net income Mr. Mills is guaranteed that the value of any long-term incentive award made for that year will be no less than the amount of his annual base salary; his initial target award will be 40,000 restricted common shares and 80,000 options to purchase common shares. Mr. Mills is also eligible to participate in our general benefit plans, in accordance with the terms of the applicable plans. If there is a change of control, Mr. Mills' unvested equity awards will immediately vest and his options will continue to be exercisable in accordance with their terms. In addition, if Mr. Mills' employment is terminated for any reason during the 12 months after the change of control, Mr. Mills will be entitled to receive severance equal to two years of his ending base salary and continuation of his other benefits for a 24-month period. The initial term of Mr. Mills' agreement is three years and the agreement will automatically renew for one year periods thereafter unless non-renewed by either party at least 30 days prior to the expiration date. Mr. Mills' employment agreement contains an agreement not to compete during the term of the agreement and for a period of 12 months following termination of Mr. Mills' employment for any reason other than a termination without cause. Mr. Mills' employment agreement also contains confidentiality and non-solicit provisions.

        James M. Michener.    Pursuant to his employment agreement, James M. Michener will serve as our general counsel and will be paid a minimum base salary of $350,000 per year. Mr. Michener will be eligible to receive annual bonuses with a target bonus of 150% of his minimum base salary, with the actual amount to be determined by our compensation committee based upon our profitability and Mr. Michener's individual performance, subject to a minimum annual bonus equal to 100% of his minimum base salary. In connection with the IPO, Mr. Michener was granted an award of (i) 80,000 restricted common shares and (ii) options to purchase 160,000 common shares. Restricted common shares will vest evenly over a four year period with the first one-fourth vesting one year after the date of the award. Options will vest evenly over a three year period with the first one-third vesting one year after the date of the award. These restricted common shares and options will be subject to the terms and conditions of our Long-Term Incentive Plan. Mr. Michener is eligible to participate in our long-term incentive program, including our Long-Term Incentive Plan. Awards will be made by our compensation committee and will be based upon our profitability and Mr. Michener's individual performance. During each year in the initial three-year term, if we report positive net income Mr. Michener is guaranteed that the value of any long-term incentive award made for that year will be no less than the amount of his annual base salary; his initial target award will be 20,000 restricted common shares and 40,000 options to purchase common shares. Mr. Michener is also eligible to participate in our general benefit plans, in accordance with the terms of the applicable plans. Mr. Michener is entitled to a housing allowance for residency in Bermuda of up to $10,000 per month. If there is a change of control, Mr. Michener's unvested equity awards will immediately vest and his options will continue to be exercisable in accordance with their terms. In addition, if Mr. Michener's employment is terminated for any reason during the 12 months after the change of control, Mr. Michener will be entitled to receive severance equal to two years of his ending base salary and continuation of his other benefits for a 24-month period. The initial term of Mr. Michener's agreement is three years and the agreement will automatically renew for one year periods thereafter unless non-renewed by either party at least 30 days prior to the expiration date. Mr. Michener's employment agreement contains an agreement not to compete during the term of the agreement and for a period of 12 months following termination of Mr. Michener's employment for any reason other than a termination without cause. Mr. Michener's employment agreement also contains confidentiality and non-solicit provisions.

        Pierre A. Samson.    Pursuant to his employment agreement, Pierre A. Samson will serve as our chief actuary and the president of AGRI and will be paid a minimum base salary of $350,000 per year. Mr. Samson will be eligible to receive annual bonuses with a target bonus of 0-200% of his minimum base salary, with the actual amount to be determined by our compensation committee based upon our profitability and Mr. Samson's individual performance. In connection with the IPO, Mr. Samson was granted an award of (i) 50,000 restricted common shares and (ii) options to purchase 100,000 common shares. Restricted common shares will vest evenly over a four year period with the first one-fourth vesting starting one year after the date of the award. Options will vest evenly over a three year period with the first one-third vesting one year after the date of the award. These restricted common shares and options will be subject to the terms and conditions of our Long-Term Incentive Plan. Mr. Samson is eligible to participate in our long-term incentive program, including our Long-Term Incentive Plan. Awards will be made by our compensation committee and will be based upon our profitability and Mr. Samson's individual performance. Mr. Samson is also eligible to participate in our general benefit plans, in accordance with the terms of the applicable plans. Mr. Samson is entitled to his current housing allowance for residency in Bermuda until December 31, 2004. The initial term of Mr. Samson's agreement is three years and the agreement will automatically renew for one year periods thereafter unless non-renewed by either party at least 30 days prior to the expiration date. Mr. Samson's employment agreement contains an agreement not to compete during the term of the agreement and for a period of 12 months following termination of Mr. Samson's employment for any reason other than a termination without cause. Mr. Samson's employment agreement also contains confidentiality and non-solicit provisions.

        A "change in control" as used in the employment agreements described above means the occurrence of the events described in any of the following paragraphs:

  •
  the acquisition (other than specifically identified categories of acquisitions) by any person or group of ownership of any voting securities of Assured Guaranty if, immediately after the acquisition, the person has ownership of more than twenty-five percent (25%) of either our outstanding common shares, or the combined voting power of our outstanding voting securities; provided that an acquisition of voting securities by ACE or one of its affiliates will not constitute a change of control;

  •
  individuals who constitute our incumbent board cease for any reason to represent greater than 50% of the voting power of members of our board; provided that for purposes of this paragraph, our "incumbent board" means the members of our Board as of the date of the completion of the IPO and any individual becoming a director after that date whose election, or nomination for election, was approved by a vote of at least a majority of the directors then comprising the incumbent board; provided, however, that a person will not be considered a member of our incumbent board if he was elected as a result of an actual or publicly threatened election contest or other actual or publicly threatened solicitation of proxies or consents by or on behalf of a person other than our board;

  •
  consummation of (A) a reorganization, amalgamation, merger, consolidation, or other business combination involving us or (B) the sale or other disposition of more than fifty percent (50%) of our operating assets (determined on a consolidated basis), other than any such transaction in which:

  •
  our shareholders before the transaction continue to own a majority of the shares of the ultimate parent resulting from the transaction,

  •
  no person will own more than 25% of the resulting parent company; and

  •
  individuals who were members of our incumbent board prior to the transaction will constitute at least a majority of the members of the board of the ultimate parent resulting from the transaction;

  •
  approval by our shareholders of a plan of complete liquidation or dissolution.

Transition from ACE to Assured Guaranty Plans

        Prior to the IPO, our officers and employees have been covered under ACE's long-term incentive plans providing options to purchase shares and restricted share unit awards. Our officers and employees have been covered under additional benefit plans, including retirement programs providing 401(k), health and life insurance benefits; medical, dental and vision benefits for active employees; disability and life insurance protection; and severance. These additional benefits have been provided to our employees and officers who work in the United States by plans maintained by Assured Guaranty Corp. and to our employees and officers who work in Bermuda and the United Kingdom by ACE plans covering ACE employees in those locations. Since the completion of the IPO, our officers and employees have been covered by benefit plans we have or are establishing; except that during a transition period following the IPO, employees located in the United Kingdom and Bermuda have participated and may continue to participate in some of the ACE benefit plans in which they participated prior to the IPO.

        Upon completion of the IPO, any unvested options to purchase ACE ordinary shares held by our officers or employees immediately vested and any unvested restricted ACE ordinary shares were forfeited. Our officers and employees have 90 days from the completion of the IPO to exercise any vested options to acquire ACE ordinary shares. The acceleration of vesting of options to purchase ordinary shares will result in a pre-tax charge to us of approximately $3.1 million. We have deposited in trust with an independent trustee approximately $4.5 million, equal to the value of the restricted ACE ordinary shares forfeited by all of our officers and employees. We will incur a pre-tax charge of approximately $7.7 million for the amount of cash contributed to the trust. The trust purchased 436,102 common shares in the IPO and allocated to each such individual common shares having the approximate value of the ACE ordinary shares forfeited by such individual. The common shares are deliverable to each individual on the 18-month anniversary of the completion of the IPO so long as during that 18-month period the individual is not employed, directly or indirectly, by any designated financial guaranty company. Any forfeited common shares will be delivered to us. The independent trustee will not have any beneficial interest in the trust. Following the completion of the IPO, our officers and employees are no longer eligible to participate in the ACE long-term incentive plans.

        We have adopted the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (the "Incentive Plan"). The number of common shares that may be delivered under the Incentive Plan may not exceed 7,500,000 common shares. In the event of certain transactions affecting our common shares, the number or type of shares subject to the Incentive Plan, the number and type of shares subject to outstanding awards under the Incentive Plan, and the exercise price of awards under the Incentive Plan, may be adjusted.

        The Incentive Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights, and full value awards that are based on our common shares. The grant of full value awards may be in return for a participant's previously performed services, or in return for the participant surrendering other compensation that may be due, or may be contingent on the achievement of performance or other objectives during a specified period, or may be subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the participant, or achievement of performance or other objectives. Awards under the Incentive Plan may accelerate and become vested upon a change in control of Assured Guaranty.

        The Incentive Plan is administered by a committee of the board of directors. The compensation committee of the board shall serve as this committee except as otherwise determined by the board. The board may amend or terminate the Incentive Plan.

        In connection with the IPO, awards of options and restricted common shares were made to certain of our officers and employees. Each of the options will vest in equal annual installments over a three-year period and will expire on the tenth anniversary of the date of grant. The exercise price of the options will be equal to the public offering price in the IPO. Restricted common shares will vest in equal annual installments over a four-year period. Options to purchase an aggregate of 1,874,833 common shares and an aggregate of 937,417 restricted common shares were issued in connection with the IPO. The following table sets forth the number of common shares subject to options and the number of restricted common shares to be awarded to our chief executive officer and our other four executive officers who we expect will be the most highly compensated in 2004:

	Common Shares Subject to Option	Restricted Common Shares
Dominic J. Frederico	500,000	250,000
Michael J. Schozer	240,000	120,000
Robert B. Mills	240,000	120,000
James M. Michener	160,000	80,000
Pierre A. Samson	100,000	50,000

BENEFICIAL OWNERSHIP OF COMMON SHARES

Directors and Officers

        The following table sets forth information, as of April 30, 2004, with respect to the beneficial ownership of common shares by Dominic Frederico, our President and Chief Executive Officer, our other four executive officers whom we expect to be the most highly compensated in 2004 (the "Named Executive Officers"), each of our directors and by all of our directors and executive officers as a group. Unless otherwise indicated, the named individual has sole voting and investment power over the common shares under the column "Common Shares Beneficially Owned." The common shares listed for each director, our chief executive officer and each Named Executive Officer constitute less than 1% of the outstanding common shares. The common shares owned by all directors and executive officers as a group constitute less than 1% of our outstanding common shares.

Name of Beneficial Owner	Common Shares Beneficially Owned	Restricted Common Shares(1)
Dominic Frederico	—	250,000
Michael J. Schozer	—	120,000
Robert B. Mills	12,700	120,000
James M. Michener	5,000	80,000
Pierre Samson	—	50,000
Neil Baron	—	5,556
G. Lawrence Buhl	5,500	5,556
Stephen A. Cozen	6,000	5,556
John G. Heimann	—	5,556
Patrick W. Kenny	1,500	5,556
Donald Kramer	50,000	5,556
Walter A. Scott	—	5,556
All directors & executive officers as a group (13 individuals)	80,700	578,892

(1)
The reporting person has the right to vote (but not dispose of) the common shares listed under "Restricted common shares."

Other Beneficial Owners

        ACE beneficially owns 26,000,000 common shares, or approximately 35% of our common shares outstanding. If the underwriters exercise their option to purchase additional common shares in full, ACE will beneficially own 18,650,000 common shares, or approximately 25% of our total common shares outstanding. ACE's principal executive officers are located at ACE World Headquarters, 17 Woodbourne Street, Hamilton HM 08 Bermuda. Voting control over these shares is shared by ACE's executive management team, headed by ACE's Chairman and Chief Executive Officer, Brian Duperreault. Investment and dispositive control over these shares rests with ACE's board of directors.

        Except for ACE, no persons are known by us to beneficially own more than 5% of our outstanding common shares.

RELATIONSHIP WITH ACE

        In addition to the agreements and arrangements described under "Formation Transactions," we have entered or will enter into the following agreements and arrangements with ACE:

Service Agreements

        We are parties to a number of services agreements with subsidiaries of ACE under which either we have provided services to the subsidiaries of ACE, or they have provided services to us, including those summarized below.

        We have provided a variety of administrative services to ACE American Insurance Company, ACE Asset Management Inc. and ACE Financial Services, including human resources, legal, data processing, accounting, tax and financial planning services. The aggregate payments to us under these services agreements for the years ended December 31, 2003, 2002 and 2001 were approximately $3.4 million, $1.8 million and $0.3 million, respectively. Certain of these agreements terminated in December 2003, and the others terminated in connection with the IPO.

        In addition, we entered into an employee leasing agreement with ACE American, effective in 2001, under which we provided staffing services and were reimbursed for compensation costs. For the years ended December 31, 2003, 2002 and 2001, we received approximately $9.6 million, $6.8 million and $5.5 million, respectively, under this employee leasing agreement. This agreement terminated in December 2003.

        We are party to several investment advisory services agreements, each effective in 2001, with ACE Asset Management under which it provides investment services to us such as determining asset allocation and reviewing performance of external investment managers. For the years ended December 31, 2003, 2002 and 2001, we incurred expenses of approximately $0.3 million, $0.3 million and $0.4 million, respectively, under these agreements. These agreements were terminated in connection with the IPO.

        ACE Financial Solutions International, Ltd. has provided to AGRI a variety of administrative services, including human resources, payroll, accounts payable, purchasing and information technology for AGRI's Bermuda office. For the years ended December 31, 2003, 2002 and 2001, AGRI incurred approximately $0.5 million, $0.3 million and $0.2 million, respectively, for these services. Upon completion of the IPO, this agreement was terminated and, subject to obtaining the requisite licenses under Bermuda law, replaced by the transition services agreements described below.

        Also, ACE INA Services (UK) Ltd. has provided to Assured Guaranty Finance Overseas and Assured Guaranty (UK) staffing, human resources, payroll and accounts payable services. For the years ended December 31, 2003, 2002 and 2001, we incurred approximately $1.1 million, $1.0 million and $0, respectively, for these services. Upon completion of the IPO, these arrangements were terminated and replaced by the transition services agreements described below.

        We had an arrangement with ACE Financial Solutions International, Ltd.'s Japan branch pursuant to which it sourced business for us and we paid a portion of the overhead of its Japan office. For each of the years ended December 31, 2003, 2002 and 2001, we paid $0.1 million. This arrangement terminated in December 2003.

        ACE INA has provided certain general and administrative services to us, including tax consulting and preparation services, internal audit services and a liquidity facility line of credit. Amounts paid for these services were $0.6 million for the year ended December 31, 2003 and allocated expenses included in our financial statements related to these services were $0.5 million for each of the years ended December 31, 2002 and 2001. Upon completion of the IPO, these arrangements were terminated and replaced by the transition services agreements described below.

        As described above, we entered into transition services agreements with ACE under which some of the services that we have provided to subsidiaries of ACE or that subsidiaries of ACE have provided to us will continue for a period of time following completion of the IPO. We expect the fees to be paid in connection with such services to be comparable to the fees paid under the existing arrangements. The transition services agreements provide that, unless otherwise specified in the agreement, either party may cease providing one or more of the services upon 30 days' notice to the other party.

Real Estate

        AGRI has been party to an arrangement with ACE pursuant to which it subleased approximately 5,000 square feet of office space in Bermuda from ACE at an annual cost of $0.4 million. This amount is a prorated portion of amounts payable by ACE under the master lease. This arrangement, and the master lease to which ACE is a party, expires on April 30, 2005. The land owner is a company of which ACE owns 40% of the outstanding capital stock. In connection with the IPO, we terminated the sublease arrangement and now lease directly from the landowner the current space plus additional space.

        In 2003, Assured Guaranty (UK) and Assured Guaranty Finance Overseas entered into a cost-sharing arrangement with an affiliate of ACE pursuant to which they lease 7,193 square feet of office space in London through 2009. The rent is £239,526 per year and is equal to the rate on the underlying lease to which the affiliate of ACE is a party. We terminated this cost-sharing arrangement in connection with the IPO and have moved our London operations to office space we currently lease from an unrelated party.

        We assigned to ACE American Insurance Company our sublease of the 19th floor of 1325 Avenue of the Americas and sold to ACE American certain furniture and our improvements of that space. ACE American paid us $2,000,000 for the furniture and improvements, which is their approximate book value.

        We purchased for $2,000,000 from ACE Financial Services a condominium in New York City for use by our executive officers who are not residents of New York City. The purchase price was based upon an independent appraisal of the condominium.

Reinsurance Transactions

        We cede business to affiliates of ACE under certain reinsurance agreements. Amounts related to reinsurance ceded are reflected in the table below:

	2003	2002	2001
	($ in millions)
For the year ended December 31:
Written premiums	$(144.0)	$61.4	$228.0
Earned premiums	18.4	46.5	80.8
Loss and loss adjustment expenses incurred	20.4	31.3	68.7
Profit commission expenses	0.3	1.3	0.4
As of December 31:
Prepaid reinsurance premiums	—	$162.4	$147.5
Reinsurance recoverable on ceded losses	$100.2	92.2	64.0

        We also write business with affiliates of ACE under insurance and reinsurance agreements. Amounts related to business assumed from affiliates are reflected in the table below:

	2003	2002	2001
	($ in millions)
For the year ended December 31:
Written premiums	$12.2	$7.7	$170.2
Earned premiums	14.4	16.8	174.5
Loss and loss adjustment expenses incurred	6.8	25.7	182.2
Acquisition costs	2.0	0.5	3.0
As of December 31:
Unearned premium reserve	$4.5	$6.7	$15.8
Reserve for losses and loss adjustment expenses	185.4	189.8	171.9

        In September 2001, Assured Guaranty Corp. entered into an excess of loss agreement with ACE Bermuda. Under the terms of the agreement, Assured Guaranty Corp. paid $52.5 million in premium in two installments of $27.5 million in September 2001 and $25.0 million in March 2002 for a 10-year cover with a $150 million limit. In June 2003, this agreement was cancelled by Assured Guaranty Corp. and the unearned premium of $39.8 million, loss reserves of $12.5 million and profit commission of $1.5 million were returned to Assured Guaranty Corp. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Combined Results of Operations—Summary of Significant Affiliate Transactions—Assured Guaranty Corp. Affiliate Reinsurance Transaction."

        In December 2001, AGRI entered into an excess of loss reinsurance agreement with ACE Bermuda. Under the terms of the agreement, AGRI paid ACE Bermuda $125 million of premium for a portfolio cover with a $5 million per risk deductible, a $50 million per risk limit and a $400 million aggregate limit. This agreement was terminated effective December 31, 2003 and we recorded a receivable of $131.9 million consisting of unearned premium of $115.0 million and loss reserves of $16.9 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Combined Results of Operations—Summary of Significant Affiliate Transactions—AGRI Affiliate Reinsurance Transaction."

        In July 2001, we entered into a reinsurance arrangement with Commerical Guaranty Assurance Ltd. and retroceded 100% of this exposure to ACE American. Under the terms of these reinsurance agreements, we assumed and ceded premium of $6.0 million, $11.7 million and $73.8 million in 2003, 2002 and 2001, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Combined Results of Operations—Summary of Significant Affiliate Transactions—AGRO Affiliate Reinsurance Transaction."

        In March 2001, AGRO entered into a reinsurance agreement with Westchester Fire Insurance Company, a subsidiary of ACE, whereby AGRO reinsured a quota share portion of an auto residual value insurance policy issued by Westchester Fire. Loss and loss adjustment expenses incurred and premiums earned recorded at inception were $84.8 million. The value of reinsurance business assumed recorded at the inception of the contract amounted to $31.5 million, and represented the difference between the estimated ultimate amount of the losses assumed under the retroactive reinsurance contract of $116.3 million and the cash received in the amount of $84.8 million. As of December 31, 2003, 2002 and 2001, the value of reinsurance business assumed was $14.2 million, $20.3 million and $26.4 million, respectively, and the reserve for losses and loss adjustment expenses was $116.3 million. In 2003, 2002 and 2001, we recorded amortization of the value of reinsurance business assumed balance in the amount of $6.1 million, $6.1 million and $5.1 million, respectively. This reinsurance agreement was commuted effective April 1, 2004 in connection with the IPO.

        In 2002, we transferred our LA&H business to several affiliates of ACE. The transfer of this business resulted in recording in 2002 negative net written and negative earned premiums of

$40.2 million and $32.2 million, respectively, with a related reduction in loss and loss adjustment expenses incurred and acquisition costs of $28.8 and $3.4 million, respectively.

        In 2000, AGRI entered into an excess of loss treaty reinsurance agreement with ACE Bermuda under which AGRI retrocedes to ACE Bermuda $100 million of limit in excess of a $95 million retention on title insurance business ceded to AGRI by ACE Capital Title. AGRI paid premiums to the ACE Bermuda of $0.3 million, $0.2 million and $0.2 million in each of the years ended December 31, 2003, 2002 and 2001, respectively. AGRI and ACE Bermuda amended this agreement in connection with the IPO to convert the coverage under the agreement to 100% quota share reinsurance. The parties will seek regulatory approval for an assignment of the AGRI-ACE Capital Title treaty to ACE Bermuda. Once approval is obtained, AGRI, ACE Bermuda and ACE Capital Title will enter into the assignment agreement and AGRI and ACE Bermuda will terminate the 100% quota share reinsurance agreement.

        In 2002, AGRI entered into a reinsurance agreement with ACE European Markets Insurance Ltd. relating to U.K. title insurance written by ACE European Markets Insurance. This agreement was assigned to AGRO in 2002 and terminated on a run-off basis in 2003. AGRO and ACE European Markets entered into a reinsurance agreement in 2003 relating to new U.K. title insurance. The aggregate premiums paid under these contracts for the year ended December 31, 2003 were approximately $4.7 million. No premiums were paid in 2002. These reinsurance agreements were assigned to ACE Bermuda in connection with the IPO.

        In 1998, AGRI and ACE Bermuda entered into an insurance policy, pursuant to which AGRI insured ACE Bermuda for 100% of its liability under two total rate of return swaps. In 1999, AGRI and ACE Bermuda entered into a retrocession agreement pursuant to which ACE Bermuda retroceded to AGRI 100% of its liability under a reinsurance agreement. Pursuant to these agreements, ACE Bermuda paid AGRI $0.2 million, $1.3 million and $0.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. ACE Bermuda's liability under the underlying agreements expired or was commuted prior to the IPO.

        In connection with the IPO, we have entered into several additional reinsurance agreements and a commutation agreement with subsidiaries of ACE as follows:

  •
  ACE American entered into 100% quota share retrocession agreements with each of Assured Guaranty Corp. and AGRO, each effective April 1, 2004, pursuant to which ACE American reinsured both existing and new trade credit reinsurance business written by these entities. These agreements are subject to regulatory approval. The aggregate premium payable under these agreements will be approximately $72.4 million in respect of existing business. For new business, the premium will be 100% of the reinsurance premiums received by Assured Guaranty Corp. or AGRO, as the case may be. Assured Guaranty Corp. and AGRO intend to cease writing new trade credit business in 2004.

  •
  AGRO and ACE INA Overseas Insurance Company entered into a 100% quota share retrocession agreement, effective April 1, 2004, under which AGRO retroceded to ACE INA Overseas an auto residual value reinsurance transaction. The premium payable under this agreement was approximately $32.2 million.

  •
  AGRO and Westchester Fire Insurance Company entered into a commutation agreement, effective April 1, 2004, pursuant to which AGRO transfered to Westchester Fire securities with a market value of approximately $104.3 million and was released of all liabilities under a reinsurance agreement between AGRO and Westchester Fire.

Credit Arrangements

        In 2001, AGRI and ACE Bermuda entered into a funding facility agreement pursuant to which ACE Bermuda agreed to purchase up to $150 million of non-investment grade fixed income securities selected by AGRI, and AGRI agreed to enter into a total rate of return swap in respect of each security purchased. The aggregate amount received by AGRI under this funding facility agreement, net of the funding fee paid by AGRI, for the years ended December 31, 2003, 2002 and 2001 were approximately $4.8 million, $2.8 million and $0, respectively. All the securities purchased pursuant to this facility agreement were sold, and this funding facility agreement was terminated, in connection with the IPO.

Keepwell Agreement

        AGRO provides a keepwell to its subsidiary, ACE Capital Title. Pursuant to the terms of this agreement, AGRO agrees to provide funds to ACE Capital Title sufficient for it to meet its obligations. In connection with the IPO, AGRO has assigned this keepwell to ACE Bermuda, and ACE Bermuda has agreed to indemnify and hold harmless AGRO in respect of the keepwell. No payment was made in connection with the assignment of the keepwell agreement.

Other

        Upon completion of the IPO, any unvested restricted ACE ordinary shares held by our officers or employees were forfeited. ACE paid to us approximately $4.5 million in connection with this forfeiture.

Capital Contributions

        During 2003, 2002 and 2001, ACE contributed capital of $3.7 milliion, $84.2 million and $8.2 million, respectively to us. The capital contribution for 2003 was utilized to pay interest on long-term debt. The capital contribution in 2002 was primarily made for the purpose of the repayment of our long term debt and interest expense of $75.0 million and $6.9 million, respectively. This was a non-cash contribution. See note 17 of the notes to combined financial statements for more details. In 2001, $7.5 million of the capital contribution was utilized to pay interest on long-term debt. These were also non-cash contributions. In addition, $0.3 million of expenses relating to our operations were paid by ACE, increasing capital contributions in 2003, 2002 and 2001. These were also non-cash contributions. All expenses are net of related income taxes.

Tax Allocation Agreement

        In connection with the share exchange and the IPO, we and ACE Financial Services entered into a tax allocation agreement. Pursuant to the tax allocation agreement, we and ACE Financial Services made an election under sections 338(g) and 338(h)(10) of the Internal Revenue Code of 1986, as amended (the "Code"), with the effect that the portion of the tax basis of our assets covered by this election will be increased to the deemed purchase price of the assets and an amount equal to such increase will be included in income in the consolidated federal income tax return filed by U.S. tax-paying subsidiaries of ACE. It is expected that this additional basis will result in increased income tax deductions and, accordingly, reduced income taxes payable by us. Pursuant to the tax allocation agreement, we will pay ACE Financial Services any tax benefits realized by us, on a quarterly basis, generally calculated by comparing our actual taxes to the taxes that would have been owed by us had the increase in basis not occurred. In the event that any taxing authority successfully challenges any deductions reflected in a tax benefit payment to ACE Financial Services, ACE Financial Services will reimburse us for the loss of the tax benefit and any related interest or penalties imposed upon us. The tax benefit payments to ACE Financial Services should have no material effect on our earnings or cash flows, which should not be materially less than they would have been in the absence of the tax allocation agreement and additional tax basis.

        The tax allocation agreement provides that the tax benefit calculation for any period ending after the consummation of the IPO will not be less than the tax benefit calculated without giving effect to any items of income, expense, loss, deduction, credit or related carryovers or carrybacks from businesses conducted by us or relating to our assets and liabilities other than those businesses conducted by us and those assets and liabilities existing immediately prior to the consummation of the IPO (taking into account any assets acquired from ACE Financial Services or its subsidiaries after the offering and any liabilities incurred or assumed with respect to such assets). The tax allocation agreement further provides that we will not enter into any transaction a significant effect of which is to reduce the amount payable to ACE Financial Services under the tax allocation agreement.

Registration Rights Agreement

        In connection with the formation transactions described under "Formation Transactions," we entered into a registration rights agreement with ACE to provide it and its affiliates with registration rights relating to our common shares which they hold.

        The registration rights agreement provides ACE and its affiliates with registration rights relating to our common shares held by ACE and its affiliates immediately after the IPO and any common shares ACE or its affiliates acquired thereafter. ACE and its affiliates are able to require us to register under the Securities Act all or any portion of our common shares covered by the registration rights agreement. In addition, the registration rights agreement provides for various piggyback registration rights for ACE and its affiliates. Whenever we propose to register any of our securities under the Securities Act for ourselves or others, subject to customary exceptions, we must provide prompt notice to ACE and its affiliates and include in that registration all common shares which ACE or its affiliates owns and requests to be included.

        The registration rights agreement sets forth customary registration procedures, including an agreement by us to make available our senior management for roadshow presentations. All registration expenses incurred in connection with any registration, other than underwriting commissions, will be paid by us. In addition, we are required to reimburse ACE for the fees and disbursements of its outside counsel retained in connection with any such registration. The registration rights agreement also imposes customary indemnification and contribution obligations on us for the benefit of ACE and any underwriters, although ACE must indemnify us for any liabilities resulting from information provided by ACE. These payment and indemnification obligations may be subject to restrictions under Bermuda law.

        ACE's rights under the registration rights agreement remain in effect with respect to the common shares covered by the agreement until:

  •
  those shares have been sold under an effective registration statement under the Securities Act;

  •
  those shares have been sold to the public under Rule 144 under the Securities Act; or

  •
  those shares have been transferred in a transaction where a subsequent public distribution of those shares would not require registration under the Securities Act.

        ACE's ability to exercise its registration rights is subject to a lock-up agreement entered into in connection with the IPO.

Executive Loans

        Between 1989 and 1993, Messrs. Jurschak and Donnelly borrowed an aggregate of $112,612 and $149,152, respectively, from Capital Re, which merged into ACE Financial Services in December 1999, to purchase stock of Capital Re. The stock of Capital Re was converted into ordinary shares of ACE upon completion of that merger. The loans accrued interest at the applicable federal rate, which was 1.52% per year during each of our last three fiscal years, and was forgiven each year. The amount of interest forgiven during each of our last three fiscal years was less than $1,000 per individual. Mr. Jurschak repaid his loan in full in August 2002. Mr. Donnelly's loan was forgiven in December 2003.

MATERIAL TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax and Bermuda tax considerations relating to the purchase, ownership and disposition of the notes, but does not provide a complete analysis of all potential tax considerations.

  United States

        The following summary describes, in the case of U.S. holders, the material U.S. federal income tax consequences and, in the case of, non-U.S. holders, the material U.S. federal income and estate tax consequences, of the acquisition, ownership and disposition of the notes but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We have based this summary on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury Regulations promulgated or proposed thereunder, or the Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possible on a retroactive basis, or to different interpretation. This summary applies to you only if you are an initial purchaser of the notes who acquires the notes at their original issue price within the meaning of Section 1273 of the Code and holds the notes as capital assets. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to investors in light of their particular investment or other circumstances. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

  •
  a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;

  •
  a broker or dealer in securities or foreign currency;

  •
  a person that has a functional currency other than the U.S. dollar;

  •
  a partnership or other flow-through entity;

  •
  a subchapter S corporation;

  •
  a person subject to alternative minimum tax;

  •
  a person who owns the notes as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

  •
  a tax-exempt entity;

  •
  a person who has ceased to be a United States citizen or to be taxed as a resident alien; or

  •
  a person who acquires the notes in connection with your employment or other performance of services.

        In addition, the following summary does not address all possible tax consequences. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences. Holdings has not sought a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. For all these reasons, you are urged to consult with your tax advisor about the federal income tax and other tax consequences of the acquisition, ownership and disposition of the notes.

        INVESTORS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS OR UNDER ANY APPLICABLE TAX TREATY.

  U.S. Holders

        As explained below, the U.S. federal income tax consequences of acquiring, owning and disposing of the notes depend on whether or not you are a U.S. Holder. For purposes of this summary, you are a U.S. Holder if you are beneficial owner of the notes and for U.S. federal income tax purposes are:

  •
  a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the federal income tax laws;

  •
  a corporation or other entity treated as a corporation for federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;

  •
  an estate the income of which is subject to federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

  and if your status as a U.S. Holder is not overridden under the provisions of an applicable tax treaty.

        If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

        Payment of Interest.    All of the notes bear interest at a stated fixed rate. You generally must include this stated interest in your gross income as ordinary interest income:

  •
  when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes; or

  •
  when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes.

        Sale, Exchange or Redemption of Notes.    You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the notes measured by the difference between (i) the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest income not previously included in income, which will generally be taxable as ordinary income, or attributable to accrued interest previously included in income, which amount may be received without generating further income), and (ii) your adjusted tax basis in the notes. Your adjusted tax basis in a note generally will equal your cost of the note, less any principal payments received by you. Gain or loss on the disposition of notes will generally be capital gain or loss and will be long-term gain or loss if the note U.S. Holder s have been held for more than one year at the time of such disposition. In general, for individuals, long-term capital gains are taxed at a maximum rate of 15% for exchanges occurring prior to January 1, 2009 (and 20% for exchanges occurring on or after such date) and short-term capital gains are taxed at a maximum rate of 35% (although without further congressional action, this rate will increase to 39.6% in 2011). Your ability to offset capital losses against ordinary income is subject to certain limitations. You should consult your tax advisor regarding the treatment of capital gains and losses.

        Information Reporting and Backup Withholding Tax.    In general, information reporting requirements will apply to payments to certain noncorporate U.S. Holders of principal and interest on a note and the proceeds of the sale of a note. If you are a U.S. Holder, you may be subject to backup withholding when you receive interest with respect to the notes, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the notes. The backup withholding rate currently is 28%; without congressional action, this rate will increase to 31% in 2011. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

  •
  your correct taxpayer identification number; and

  •
  a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

        If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS in a timely manner.

        Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

        Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

        Holdings will report to the U.S. Holders of notes and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

  Non-U.S. Holders

        As used herein, the term, "Non-U.S. Holder" means any beneficial owner of a note that is not a U.S. Holder.

        Payment of Interest.    Generally, subject to the discussion of backup withholding below, if you are a Non-U.S. Holder, interest income that is not effectively connected with a United States trade or business will not be subject to a U.S. withholding tax under the "portfolio interest exemption" provided that:

  •
  you do not actually or constructively own 10% or more of the combined voting power of all of Holdings' classes of stock entitled to vote;

  •
  you are not a controlled foreign corporation related to Holdings actually or constructively through stock ownership;

  •
  you are not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

  •
  either (a) you provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your non- U.S. holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.

        Treasury regulations provide alternative methods for satisfying the certification requirement described in the paragraph above. These regulations may require a Non-U.S. Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. taxpayer identification number.

        Interest on notes not exempted from U.S. withholding tax as described above and not effectively connected with a United States trade or business generally will be subject to U.S. withholding tax at 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. Holdings may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to, each Non-U.S. Holder.

        Except to the extent that an applicable treaty otherwise provides, generally you will be taxed in the same manner as a U.S. Holder with respect to interest if the interest income is effectively connected with your conduct of a United States trade or business. If you are a corporate Non-U.S. Holder, you may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treat rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if you deliver proper documentation.

        To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8ECI. Under the Treasury Regulations, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided in the Treasury Regulations for payments through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of the Treasury Regulations.

        Sale, Exchange or Redemption of Notes.    If you are a Non-U.S. Holder of a note, generally you will not be subject to the United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the note, unless:

  •
  the gain is effectively connected with your conduct of a United States trade or business;

  •
  you are an individual and are present in the United States for a period or periods aggregating 183 days or more during taxable year (as determined under the Internal Revenue Code) of the disposition and certain other conditions are met; or

  •
  you are subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

        Death of a Non-U.S. Holder.    If you are an individual Non-U.S. Holder and you hold a note at the time of your death, it will not be includable in your gross estate for United States estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such Note would not have been effectively connected with your conduct of a trade or business within the United States.

        Information Reporting and Backup Withholding Tax.    If you are a Non-U.S. Holder, United States information reporting requirements and backup withholding tax will not apply to payments of interest on a note if you provide the statement described in "Non-U.S. Holders—Payment of Interest", provided that the payor does not have actual knowledge that you are a United States person.

        Information reporting will not apply to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker:

  (i)
  is a United States person;

  (ii)
  is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

  (iii)
  is a controlled foreign corporation for United States federal income tax purposes; or

  (iv)
  is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or it, at any time during its tax year, such foreign partnership is engaged in a United States trade or business.

        Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii), (iii) or (iv) of the preceding sentence will be subject to information reporting requirements unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you otherwise establish an exemption. However, under such circumstances, Treasury Regulations provide that such payments are not subject to backup withholding. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless you provide the statement describe in "Non-U.S. Holders—Payment of Interest" or otherwise establish an exemption.

  Bermuda

        Currently, there is no Bermuda withholding tax on interest, if any, paid by Assured Guaranty.

DESCRIPTION OF NOTES AND GUARANTEES

        The material provisions of the notes and guarantees are summarized below. The notes and the guarantees are to be issued under an indenture (the "indenture") among the issuer, the guarantor and The Bank of New York as trustee (the "Trustee"), the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Because the following summaries of the material terms and provisions of the indenture, the notes and the guarantees are not complete, you should refer to the forms of the indenture, the notes and the guarantees for complete information regarding the terms and provisions of the indenture, including the definitions of some of the terms used below, the notes and the guarantees. In this section, "guarantor" and "Assured Guaranty" refer to Assured Guaranty Ltd. and not to any of its subsidiaries.

General

        The indenture does not limit the aggregate principal amount of debt securities which the issuer may issue thereunder and provides that the issuer may issue debt securities thereunder from time to time in one or more series. The indenture does not limit the amount of unsecured indebtedness which the issuer and its subsidiaries may issue. The notes are initially limited in aggregate principal amount to $200,000,000. The issuer may from time to time, without notice to or the consent of the existing holders of the notes, create and issue additional notes ranking equally and ratably with the notes in all respects except for the issue price, issue date and the payment of interest accruing prior to the issue date of the additional notes or the first payment of interest following the issue date of the additional notes, so that the additional notes will be consolidated and form a single series with the notes offered hereby and will have the same terms as to status, redemption or otherwise as the notes offered hereby.

        The notes will mature on June 1, 2034 and will bear interest at a rate of 7.00% per year. Interest on the notes will accrue from May 18, 2004, or from the most recent interest payment date to which interest has been paid or duly provided for. In each case, the issuer:

  •
  will pay interest on the notes semi-annually on June 1 and December 1 of each year, commencing December 1, 2004;

  •
  will pay interest to the person in whose name a note is registered at the close of business on the May 15 or November 15 preceding the interest payment date;

  •
  will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

  •
  will make payments on the notes at the offices of the trustee; and

  •
  may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.

        If any interest payment date or the maturity date or any redemption date falls on a day that is not a business day, the required payment will be made on the next business day as if it were made on the date the payment was due and no interest will accrue on the amount so payable from and after such interest payment date or the maturity date or such redemption date, as the case may be, to such next business day. "Business day" means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

        The issuer will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

Ranking of the Notes

        The notes will be unsecured senior obligations of the issuer and will rank equally with all other unsecured senior indebtedness of the issuer from time to time outstanding.

        The notes will be effectively subordinated to any secured indebtedness of the issuer to the extent of the value of the assets securing such indebtedness. As of the date of this prospectus, the issuer had $0 of secured indebtedness. The indenture does not limit the amount of unsecured indebtedness that the issuer or its may incur. However, the indenture does restrict our and our subsidiaries' ability to incur secured indebtedness. See "—Covenants" below.

        Since the issuer is a holding company, its rights and the rights of its creditors (including the holders of the notes) to participate in any distribution of the assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise would be subject to prior claims of the subsidiary's creditors, except to the extent that the issuer may itself be a creditor with recognized claims against the subsidiary. The right of creditors of the issuer (including the holders of the notes) to participate in a distribution of the stock owned by the issuer in certain of its subsidiaries, including the issuer's insurance subsidiaries, may also be subject to approval by certain insurance regulatory authorities having jurisdiction over such subsidiaries. As of March 31, 2004, the issuer's subsidiaries had $0 of indebtedness outstanding.

Guarantees

        The guarantor will unconditionally guarantee the due and punctual payment of the principal, premium, if any, interest and any other amounts on the notes when and as the same shall become due and payable, whether at maturity, upon redemption, or otherwise. These guarantees will be senior unsecured obligations of the guarantor and will rank equally with all of its other unsecured and unsubordinated indebtedness from time to time outstanding. The guarantor's obligations under the guarantees will be effectively subordinated to any of its secured indebtedness to the extent of the value of the assets securing such indebtedness. The indenture does not limit the amount of indebtedness that the guarantor or its subsidiaries may incur. However, the indenture does restrict its and its subsidiaries' ability to incur secured indebtedness. See "—Covenants" below.

        Since Assured Guaranty is a holding company, its rights and the rights of its creditors (including the holders of the notes who are creditors of Assured Guaranty by virtue of the guarantees) to participate in any distribution of the assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise would be subject to prior claims of the subsidiary's creditors, except to the extent that Assured Guaranty may itself be a creditor with recognized claims against the subsidiary. The right of creditors of Assured Guaranty (including the holders of the notes who are creditors of Assured Guaranty by virtue of the guarantees) to participate in a distribution of the stock owned by Assured Guaranty in certain of its subsidiaries, including Assured Guaranty's insurance subsidiaries, may also be subject to approval by certain insurance regulatory and other authorities having jurisdiction over such subsidiaries. As of March 31, 2004, Assured Guaranty's subsidiaries (including the issuer) had $202 million of indebtedness outstanding (after giving effect to the transactions described under "Formation Transactions").

Additional Amounts

        The issuer and Assured Guaranty are required to make all payments under or with respect to the notes and the guarantees free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (hereinafter "Taxes") imposed or levied by or on behalf of the United States of America or Bermuda, or any political subdivision or any authority or agency therein or thereof having power to tax (a "Taxing Jurisdiction"), unless the issuer or Assured Guaranty is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. For purposes of this section, the term "Taxes" shall not include (i) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment, or governmental charge; (ii) any Tax payable otherwise than by withholding from payments in respect of the notes or the guarantees; and (iii) any Tax imposed by reason of payments on the notes being treated as "contingent interest" within the meaning of Section 871(h)(4) of the Code.

        If the issuer or Assured Guaranty is required to withhold or deduct any amount for or on account of Taxes imposed by a Taxing Jurisdiction from any payment made under or with respect to the notes or any guarantee, the issuer or Assured Guaranty will be required to pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by holders of the notes after such withholding or deduction (including any withholding or deduction attributable to Additional Amounts payable hereunder) will not be less than the amount such holders would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to any Taxes to the extent such Taxes would not have been so imposed:

  (1)
  but for the relevant holder (or the beneficial owner of such notes) (i) having any present or former connection with the Taxing Jurisdiction, including, without limitation, being or having been a citizen or resident thereof, or having been present, having been incorporated in, having engaged in a trade or business or having (or having had) a permanent establishment or principal office therein, (ii) being a controlled foreign corporation within the meaning of Section 957(a) of the Code related within the meaning of Section 864(d)(4) of the Code to the issuer or Assured Guaranty, (iii) being an actual or constructive owner of 10 percent or more of the total combined voting power of all classes of stock of the issuer or Assured Guaranty entitled to vote, (iv) being a bank for United States federal income tax purposes whose receipt of interest on the note is described in Section 881(c)(3)(A) of the Code or (v) being subject to backup withholding as of the date of the purchase by the holder of the note;

  (2)
  but for the failure of the relevant holder (or the beneficial owner of such notes) to use its reasonable best efforts, to the extent such holder (or beneficial owner) is legally entitled to do so, to comply upon written notice by the issuer or Assured Guaranty delivered 60 days prior to any payment date with a request to satisfy any certification, identification or other reporting requirements, which shall include any applicable forms or instructions, whether imposed by statute, treaty, regulation, or administrative practice, concerning the nationality or residence of such holder or the connection of such holder with the Taxing Jurisdiction;

  (3)
  but for an election by the holder of the notes, the effect of which is to make one or more payments in respect of the notes subject to United States federal income tax or withholding tax provisions;

  (4)
  if the payment could have been made without such deduction or withholding if the relevant holder had presented the note for payment within 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

  (5)
  with respect to any payment of principal of (or premium, if any, on) or interest on such note to any holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, member or beneficial owner been the actual holder of such note (but only if there is no material cost or expense associated with transferring such notes to such beneficiary, partner or beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or beneficial owner); and

  (6)
  any combination of items (1), (2, (3), (4) or (5) above.

Redemption for Changes in Withholding Taxes

        The issuer will be entitled to redeem the notes, at its option, at any time as a whole but not in part, upon not less than 30 nor more than 60 days' notice, at 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event that the issuer or Assured Guaranty has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts or indemnification payments as a result of:

  •
  a change in or an amendment to the laws (including any regulations promulgated thereunder) of a Taxing Jurisdiction, which change or amendment is announced after the date of this prospectus; or

  •
  any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced after the date of this prospectus,

and, in each case, the issuer or Assured Guaranty, as applicable, cannot avoid such obligation by taking reasonable measures available to it.

        Before the issuer publishes or mails notice of redemption of the notes as described above, it will deliver to the Trustee an officers' certificate to the effect that it cannot avoid its obligation to pay Additional Amounts by taking reasonable measures available to it and an opinion of independent legal counsel of recognized standing stating that the issuer or Assured Guaranty, as applicable, would be obligated to pay Additional Amounts as a result of a change in tax laws or regulations or the application or interpretation of such laws or regulations.

Optional Redemption

        The notes may be redeemed in whole at any time or in part from time to time, at the issuer's option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the notes discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 30 basis points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

        "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

        "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the notes to be redeemed.

        "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means either Banc of America Securities LLC or J.P. Morgan Securities Inc., and their respective successors, or, if both firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with the issuer.

        "Reference Treasury Dealer" means (1) each of Banc of America Securities LLC and J.P. Morgan Securities Inc., or their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the issuer will substitute another Primary Treasury Dealer and (2) any three other Primary Treasury Dealers selected by the Independent Investment Banker after consultation with us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

        Holders of notes to be redeemed will be sent notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes are to be redeemed, the Trustee will select, not more than 60 days and not less than 30 days before the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the Trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Covenants

  Limitation on Liens on Voting Stock of Designated Subsidiaries

        Under the indenture, each of the guarantor and the issuer will covenant that, so long as any notes are outstanding, it will not, nor will it permit any of its subsidiaries to, create, assume, incur, guarantee or otherwise permit to exist any Indebtedness secured by any mortgage, pledge, lien, security interest or other encumbrance upon any shares of Capital Stock of any Designated Subsidiary (whether such shares are now owned or hereafter acquired) without effectively providing concurrently that the notes (and, if the guarantor and the issuer so elect, any other Indebtedness of the issuer that is not subordinate to the notes and with respect to which the governing instruments require, or pursuant to which the issuer is otherwise obligated, to provide such security) will be secured equally and ratably with such Indebtedness for at least the time period such other Indebtedness is so secured.

        "Capital Stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including preferred stock, but excluding any debt securities convertible into such equity.

        "Designated Subsidiary" means any present or future consolidated subsidiary of Assured Guaranty the Consolidated Net Worth of which constitutes at least 5% of Assured Guaranty's Consolidated Net Worth. As of March 31, 2004, Assured Guaranty's Designated Subsidiaries were the issuer, Assured Guaranty Corp., AGRI, Assured Guaranty Barbados Holdings Ltd., Assured Guaranty Overseas US Holdings Inc. and AGRO.

        "Consolidated Net Worth" of any person means the total of the amounts shown on the balance sheet of such person and its consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles in the United States, as of the end of the most recent fiscal quarter of such person ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding capital stock of such person plus (ii) paid-in capital or capital surplus relating to such capital stock plus (iii) any retained earnings or earned surplus, less any accumulated deficit.

        "Indebtedness" means, with respect to any person,

  •
  the principal of and any premium and interest on

  •
  indebtedness of such person for money borrowed;

  •
  indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such person is responsible or liable;

  •
  all capitalized lease obligations of such person;

  •
  all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

  •
  all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in the preceding three bullet pointed paragraphs) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

  •
  all obligations of the type referred to in the preceding four bullet pointed paragraphs of other persons and all dividends of other persons the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise;

  •
  all obligations of the type referred to in the preceding five bullet pointed paragraphs of other persons secured by any mortgage, pledge, lien, security interest or other encumbrance on any property or asset of such person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

  •
  any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in the preceding bullet pointed paragraphs.

  Limitations on Disposition of Stock of Designated Subsidiaries

        The indenture also provides that, so long as any notes are outstanding and except in a transaction otherwise governed by the indenture, neither the guarantor nor the issuer will issue, sell, assign, transfer or otherwise dispose of any shares of, securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, Capital Stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary, and will not permit any Designated Subsidiary to issue (other than to the guarantor or the issuer) any shares (other than director's qualifying shares) of, or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, Capital Stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary, if, after giving effect to any such transaction and the issuance of the maximum number of shares issuable upon the conversion or exercise of all such convertible securities, warrants, rights or options, the guarantor would own, directly or indirectly, less than 80% of the shares of Capital Stock (other than preferred stock having no voting rights of any kind) of such Designated Subsidiary; provided, however, that (1) any issuance, sale, assignment, transfer or other disposition permitted by the guarantor or the issuer may only be made for at least a fair market value consideration as determined by the board of directors of the guarantor or the issuer, as the case may be, pursuant to a resolution adopted in good faith and (2) the foregoing shall not prohibit any such issuance or disposition of securities if required by any law or any regulation or order of any governmental or insurance regulatory authority. Notwithstanding the foregoing, (1) the guarantor or the issuer, as the case may be, may merge or consolidate any Designated Subsidiary into or with another direct or indirect Subsidiary of the guarantor, the shares of Capital Stock (other than preferred stock having no voting rights of any kind) of which the guarantor owns at least 80%, and (2) the guarantor or the issuer, as the case may be, may, subject to the provisions described under "—Consolidation, Amalgamation, Merger and Sale of Assets" below, sell, assign, transfer or otherwise dispose of the entire Capital Stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary at one time for at least a fair market value consideration as determined by the board of directors of the guarantor or the issuer, as the case may be, pursuant to a resolution adopted in good faith.

         Consolidation, Amalgamation, Merger and Sale of Assets. The indenture provides that neither the issuer nor the guarantor may consolidate or amalgamate with or merge into any other person or convey, transfer or lease its assets substantially as an entirety to another person unless:

  •
  either (1) it is the continuing corporation or (2) the successor entity, if other than the issuer or the guarantor, as the case may be, expressly assumes by supplemental indenture the due and punctual payment of the principal of, and premium, if any, interest and any other amounts on the notes or the payment obligations under the guarantees, as the case may be, and the performance of every other covenant of the indenture on its part; and

  •
  immediately thereafter, no Event of Default (as defined below) and no event which, after notice or lapse of time, or both, would become an event of default, shall have happened and be continuing.

        Upon any such consolidation, merger, conveyance, transfer or lease, the successor corporation shall succeed to and be substituted for the issuer or the guarantor, as the case may be, under the indenture. Thereafter, the predecessor corporation shall be relieved of all obligations and covenants under the indenture and the notes or the guarantees, as the case may be.

        Other than the restrictions described above, there will be no covenants or provisions in the indenture that would afford the holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect such holders.

Events of Default

        The following are "Events of Default" under the indenture with respect to the notes and the guarantees:

  •
  default in the payment of the principal of or premium if any, on, the notes or any additional amounts in respect thereof at maturity;

  •
  default for 30 days in the payment of any installment of interest on the notes or any additional amounts in respect thereof;

  •
  default by the guarantor in the performance or breach of the conditions relating to amalgamation, consolidations, mergers and sales of assets set forth under "—Covenants—Consolidation, Amalgamation, Merger and Sale of Assets" or the covenant relating to legal existence of the guarantor contained in the Indenture, and the continuation of such default for 60 days after notice is received by the guarantor from the Trustee or from the holders of at least 25% in aggregate principal amount of the outstanding notes;

  •
  default for 60 days after written notice in the performance of any other covenant or warranty in respect of the notes after the issuer and the guarantor receive notice from the Trustee or after the issuer, the guarantor and the Trustee receive notice from the holders of at least 25% in aggregate principal amount of the outstanding notes;

  •
  if any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any of the issuer's or the guarantor's indebtedness, whether such indebtedness now exists or is hereafter created or incurred, happens and consists of default in the payment with respect to more than $50,000,000 in principal amount of such indebtedness at the maturity thereof (after giving effect to any applicable grace period) or results in such indebtedness in principal amount in excess of $50,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such default is not cured or such acceleration is not rescinded or annulled within a period of 30 days after there has been given written notice as provided in the indenture;

  •
  the issuer or the guarantor shall fail within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $50,000,000, which is not stayed on appeal or is not otherwise being appropriately contested in good faith; and

  •
  specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the issuer or the guarantor.

        If an Event of Default (other than an Event of Default described in the last bullet point of the preceding paragraph) occurs and is continuing, either the Trustee or the holders of not less than 25% in principal amount of the outstanding notes by written notice as provided in the indenture may declare the principal amount of the notes and any interest due thereon to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, and subject to applicable law and certain other provisions of the indenture, the holders of not less than a majority in principal amount of the outstanding notes may, under certain circumstances, rescind and annul such declaration of acceleration. An Event of Default described in the last bullet point of the preceding paragraph shall cause the principal amount of the notes and accrued interest thereon to become immediately due and payable without any declaration or other act by the Trustee or any holder.

        The indenture provides that, within 90 days after the occurrence of any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to the notes (a "default"), the Trustee must transmit, in the manner set forth in the indenture, notice of such default to the holders of the notes unless such default has been cured or waived; provided, however, that except in the case of a default in the payment of principal of, or premium, if any, or interest, if any, on, or additional amounts with respect to, any note or payment of any obligations under the guarantees, the Trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or responsible officers of the Trustee in good faith determine that the withholding of such notice is in the best interest of the holders of the notes; and provided, further, that in the case of any default of the character described in the fourth bullet point of the second preceding paragraph, no such notice to holders will be given until at least 30 days after the default occurs.

        If an Event of Default occurs and is continuing with respect to the notes, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of the notes by all appropriate judicial proceedings. The indenture provides that, subject to the duty of the Trustee during any default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes, unless such holders shall have offered to the Trustee indemnity satisfactory to the Trustee. Subject to such provisions for the indemnification of the Trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the notes and the guarantees.

Modification and Waiver

        The issuer, the guarantor and the Trustee may modify or amend the indenture and the notes with the consent of the holders of not less than a majority in principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note,

  •
  change the stated maturity of the principal of, or any premium or installment of interest on, or any additional amounts with respect to, any note;

  •
  reduce the principal amount of, or the rate of interest on, or any additional amounts with respect to, or any premium payable upon the redemption of, any note;

  •
  change our obligation to pay additional amounts with respect to any note;

  •
  change the redemption provisions of any note;

  •
  change the place of payment or the coin or currency in which the principal of, any premium or interest on or any additional amounts with respect to any note is payable;

  •
  impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any note (or, in the case of redemption, on or after the redemption date);

  •
  reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions;

  •
  modify or effect in any manner adverse to the holders the terms and conditions of the obligations of the guarantor in respect of the due and punctual payments of principal of, or any premium or interest on, or any sinking fund requirements or any additional amounts with respect to, the notes, or remove the guarantee obligations of the guarantor;

  •
  modify any of the provisions in the indenture regarding the waiver of past defaults and the waiver of certain covenants by the holders except to increase any percentage vote required or to provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each note affected thereby; or

  •
  modify any of the above provisions.

        The issuer, the guarantor and the trustee may modify or amend the indenture and the notes without the consent of any holder in order to, among other things:

  •
  provide for a successor to us pursuant to a consolidation, amalgamation, merger or sale of assets;

  •
  add to the covenants for the benefit of the holders or to surrender any right or power conferred upon us by the indenture;

  •
  provide for a successor trustee with respect to the notes;

  •
  cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the indenture which will not adversely affect the interests of the holders of the notes;

  •
  add any additional Events of Default;

  •
  secure the notes; or

  •
  make any other change that does not materially adversely affect the interests of the holders of any notes then outstanding.

        The holders of at least a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes, waive compliance by us with certain covenants of the indenture. The holders of not less than a majority in principal amount of the outstanding notes on behalf of the holders of all notes may waive any past default and its consequences under the indenture with, except a default (1) in the payment of principal, any premium or interest on or any additional amounts with respect to the notes or obligations under the guarantees or (2) in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each outstanding note.

        Under the indenture, we are required to furnish the Trustee annually a statement as to the issuer's and the guarantor's performance of certain of their obligations under the indenture and as to any default in such performance. We are also required to deliver to the Trustee, within five days after occurrence thereof, written notice of any Event of Default, or any event which after notice or lapse of time or both would constitute an Event of Default, resulting from the failure to perform or breach of any covenant or warranty contained in the indenture.

Discharge, Defeasance and Covenant Defeasance

        The issuer may discharge certain obligations to holders of the notes that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in U.S. dollars in an amount sufficient to pay the entire indebtedness on the notes with respect to principal and any premium, interest and additional amounts to the date of such deposit (if such notes have become due and payable) or to the maturity thereof, as the case may be.

        The issuer may elect either (1) to defease and be discharged from any and all obligations with respect to the notes (except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on such notes and other obligations to register the transfer or exchange of the notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency with respect to such notes and to hold moneys for payment in trust) ("defeasance") or (2) to be released from our obligations under the covenants described above under "—Covenants" and any omission to comply with such obligations will not constitute a default or an Event of Default with respect to the notes ("covenant defeasance"). Defeasance or covenant defeasance, as the case may be, will be conditioned upon the irrevocable deposit by the issuer with the Trustee, in trust, of an amount in U.S. dollars or Government Obligations (as defined below), or both, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, any premium and interest on, and any additional amounts with respect to, the notes on the scheduled due dates.

        Such a trust may only be established if, among other things, (1) the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which the issuer or the guarantor is a party or by which it is bound, (2) no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the notes will have occurred and be continuing on the date of establishment of such a trust and, with respect to defeasance only, at any time during the period ending on the 123rd day after such date and (3) the issuer has delivered to the trustee an opinion of counsel (as specified in the indenture) to the effect that the holders of such notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by the issuer, a

Revenue Ruling published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the indenture.

        "Government Obligations" means debt securities which are (1) direct obligations of the United States of America or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, and which, in the case of clauses (1) and (2), are not callable or redeemable at the option of the issuer or issuers thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or any other amount with respect to any such Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by such depository receipt.

Global Notes; Book-Entry System

  Global Notes

        The notes will be issued initially in book-entry form and will be represented by one or more global notes in fully registered form without interest coupons which will be deposited with the trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of Cede & Co. or another nominee designated by DTC. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for certificated notes except in the limited circumstances described below.

        All interests in the global notes will be subject to the rules and procedures of DTC.

  Certain Book-Entry Procedures for the Global Notes

        The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither we nor the initial purchasers takes any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

        DTC has advised us that it is:

  •
  a limited-purpose trust company organized under the laws of the State of New York;

  •
  a "banking organization" within the meaning of the New York Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code, as amended; and

  •
  a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934.

        DTC was created to hold securities for its participants (collectively, the "participants") and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers (including one or more of the underwriters), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

        We expect that, pursuant to procedures established by DTC:

  •
  upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the initial purchasers with an interest in the global note; and

  •
  ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership of beneficial interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of participants) and the participants and the indirect participants (with respect to the interests of persons other than participants).

        The laws of some jurisdictions may require that some purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer beneficial interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical security in respect of that interest.

        So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global note for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders of the notes represented by that beneficial interest under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or that global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders. None of the issuer, the guarantor or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

        Payments with respect to the principal of and interest on a global note will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the indenture. Under the terms of the indenture, the issuer, the guarantor and the Trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, none of the issuer, the guarantor or the Trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds.

        Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. None of the issuer, the guarantor or the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        We obtained the information in this section and elsewhere in this prospectus concerning DTC and its book-entry system from sources that the issuer and the guarantor believe are reliable, but we take no responsibility for the accuracy of any of this information.

Certificated Notes

        As described above, beneficial interests in the global notes generally may not be exchanged for certificated notes. However, the indenture provides that if:

  •
  the depositary for the global notes notifies us that it is unwilling, unable or ineligible to continue as depositary for the global notes and the issuer does not appoint a successor depositary within 90 days after the issuer receives that notice of unwillingness or ineligibility;

  •
  the issuer notifies the trustee in writing that the issuer elects to cause the issuance of the notes in definitive form; or

  •
  an Event of Default has occurred and is continuing with respect to the notes,

the issuer will execute and the Trustee will authenticate and deliver certificated notes in exchange for interests in the global notes. The issuer anticipates that those certificated notes will be registered in such name or names as DTC instructs the Trustee and that those instructions will be based upon directions received by DTC from its participants with respect to the ownership of beneficial interests in the global notes. None of the issuer, the guarantor or the Trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the owners of beneficial interests in the global notes and each of them may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

Same-Day Payment

        So long as DTC continues to make its settlement system available to the issuer, all payments of principal of and interest on the global notes will be made by the issuer in immediately available funds.

Information Concerning the Trustee

        The Bank of New York is the trustee under the indenture. Subject to the requirements of the Trust Indenture Act, the Trustee, except when there is an Event of Default, will perform only those duties as are specifically stated in the indenture. After the occurrence and during the continuation of an Event of Default, the Trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Except as provided in the preceding sentence, the Trustee is not required to exercise any of the powers given it by the indenture at the request of any holder of notes unless it is offered security and indemnity satisfactory to it against the costs, expenses and liabilities that it might incur. The Trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties.

Applicable Law

        The notes, the guarantees and the indenture will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

UNDERWRITING

        Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and the issuer has agreed to sell to such underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
Banc of America Securities LLC	$70,000,000
J.P. Morgan Securities Inc.	70,000,000
ABN AMRO Incorporated	15,000,000
Deutsche Bank Securities Inc.	15,000,000
ING Financial Markets LLC	15,000,000
KeyBanc Capital Markets, a Division of McDonald Investments Inc.	15,000,000

Total	$200,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

        The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus and some of the notes to dealers at the public offering price less a concession not to exceed 0.500% of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

        The notes will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligations to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

        The following table shows the underwriting discounts and commissions that the issuer will pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by the Issuer
Per note	0.875%

        The issuer and the guarantor have agreed with the underwriters not to dispose of or hedge any debt securities issued or guaranteed by the guarantor or any of its subsidiaries, including the issuer (other than the notes), which are substantially similar to the notes, nor publicly announce an intention to effect any such transaction, on or prior to the completion of this offering without the prior written consent of Banc of America Securities LLC and J.P. Morgan Securities Inc.

        In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The issuer estimates that its total expenses for this offering will be $350,000.

        Banc of America Securities and J.P. Morgan Securities will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between Banc of America Securities and JPMorgan Securities and their customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from Banc of America Securities and JPMorgan Securities based on transactions Banc of America Securities and JPMorgan Securities conduct through the system. Banc of America Securities and JPMorgan Securities will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        Certain of the underwriters or their affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for Holdings, Assured Guaranty and ACE, for which they received or will receive customary fees and commissions. ABN AMRO Incorporated is acting as lead arranger and sole bookrunner for a $250 million unsecured credit facility to which each of Assured Guaranty, Assured Guaranty Corp. and Assured Guaranty (UK) is a party, as borrower. Banc of America Securities LLC acts as co-arranger for the facility, and Bank of America, N.A. (an affiliate of Banc of America Securities LLC) participates as a lender. As of the date of this prospectus, no amounts are outstanding under this facility. In addition, Deutsche Bank AG, an affiliate of Deutsche Bank Securities Inc., is a lender under a non-resource credit facility for Assured Guaranty Corp., for which Deutsche Banc Alex Brown, Inc. serves as arranger. No amounts are outstanding under this facility as of the date of this prospectus. Assured Guaranty Corp. also maintains a letter of credit for approximately $10 million with JP Morgan Chase, an affiliate of JP Morgan Securities Inc. We believe that the fees and commissions payable for participation in this credit facility and letter of credit are customary for borrowers with similar credit profiles and in the same industry as Assured Guaranty Corp.

        The guarantor and the issuer have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        Certain matters as to U.S. law in connection with this offering will be passed upon for the issuer and the guarantor by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. Certain legal matters under Bermuda law will be passed upon for the guarantor by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters in connection with this offering will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P. has in the past performed, and continues to perform, services for us.

EXPERTS

        The combined financial statements of Assured Guaranty Ltd. and its subsidiaries included in this prospectus and the related financial statement schedules included elsewhere in the registration statement of which this prospectus forms a part at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their reports appearing in this prospectus and elsewhere in the registration statement. The balance sheet of Assured Guaranty Ltd. included in this prospectus as of August 21, 2003 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report appearing in the prospectus. These financial statements are included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        Holdings and Assured Guaranty have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the notes offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about Holdings and Assured Guaranty and the notes and the guarantees, please refer to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, please refer to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

        Assured Guaranty is subject to the informational requirements of the Securities Exchange Act of 1934 and is required to file reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC's web site. Assured Guaranty's common shares are listed on the New York Stock Exchange and its reports, proxy statements and other information can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10004.

        The issuer is a newly formed entity and has no direct operations. The issuer is a direct, wholly owned subsidiary of Assured Guaranty. The obligations of the issuer under the notes will be fully and unconditionally guaranteed by Assured Guaranty. See "Description of Notes and Guarantees." The issuer is not currently subject to the information reporting requirements under the Securities Exchange Act of 1934. The issuer will become subject to the reporting requirements upon the effectiveness of the registration statement that contains this prospectus, although the issuer intends to rely on an exemption from those requirements. So long as the notes are outstanding, Assured Guaranty will include in the footnotes to its audited consolidated financial statements summarized consolidated financial information concerning the issuer.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES
FEDERAL SECURITIES LAWS AND OTHER MATTERS

         The guarantor is organized under the laws of Bermuda. In addition, some of the guarantor's directors and officers reside outside the United States, and a portion of their assets and the guarantor's assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon Assured Guaranty or its non-U.S. directors and officers or to recover against the guarantor, or its non-U.S. directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against the guarantor or the guarantor's directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on the guarantor or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. However, the guarantor may be served with process in the United States with respect to actions against it arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales made hereby by serving CT Corporation System, its U.S. agent, irrevocably appointed for that purpose.

        The guarantor has been advised by Conyers Dill & Pearman, its special Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against the guarantor or its directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against the guarantor or such persons predicated solely upon U.S. federal securities laws. A Bermuda court would likely enforce a final and conclusive judgment in personam, which means a judgment against a specific person rather than against specific property, obtained in a court in the United States under which a sum of money is payable, other than a sum of money payable in respect of multiple damages, taxes or other charges of a similar nature or in respect of a fine or other penalty, provided that the Bermuda court was satisfied that each of the following conditions were met:

  •
  the U.S. court had proper jurisdiction over the parties subject to such judgment;

  •
  the U.S. court did not contravene the rules of natural justice of Bermuda;

  •
  the judgment of the U.S. court was not obtained by fraud;

  •
  the enforcement of the judgment would not be contrary to the public policy of Bermuda;

  •
  no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and

  •
  there is due compliance with the correct procedures under the laws of Bermuda.

        Further, the guarantor has been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction's public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against the guarantor based upon such judgments.

INDEX TO FINANCIAL STATEMENTS
ASSURED GUARANTY LTD.

Report of Independent Auditors	F-2
Assured Guaranty Ltd. Balance Sheet as of August 21, 2003	F-3
Notes to the Assured Guaranty Ltd. Balance Sheet	F-4
Report of Independent Auditors	F-7
Combined Balance Sheets as of December 31, 2003 and 2002	F-8
Combined Statements of Operations and Comprehensive Income for the years ended December 31, 2003, 2002 and 2001	F-9
Combined Statements of Shareholder's Equity for the years ended December 31, 2003, 2002 and 2001	F-10
Combined Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-11
Notes to Combined Financial Statements	F-12
Supplemental Pro Forma Condensed Combined Financial Information (Unaudited)	F-57

Report of Independent Auditors

To the Board of Directors and Shareholder of Assured Guaranty Ltd.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Assured Guaranty Ltd. as of August 21, 2003 (date of incorporation) in conformity with accounting principles generally accepted in the United State of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
December 19, 2003

Assured Guaranty Ltd.

Balance Sheet as of August 21, 2003

(Date of Incorporation)

Assets:
Receivable from affiliate	$12,000

Total assets	$12,000

Shareholder's Equity:
Common shares ($1.00 par value; 12,000 shares authorized, issued and outstanding	$12,000

Total shareholder's equity	$12,000

The accompanying notes are an integral part of this balance sheet.

Assured Guaranty Ltd.

Notes to the Assured Guaranty Ltd. Balance Sheet

1.    Organization

        Assured Guaranty Ltd. ("Assured Guaranty", formerly AGC Holdings Ltd.) was incorporated on August 21, 2003 and was capitalized on August 21, 2003 under the laws of Bermuda. In connection with its formation, Assured Guaranty issued 12,000 shares at a $1.00 par value to ACE Limited ("ACE").

        Assured Guaranty was formed for the sole purpose of becoming a holding company for ACE subsidiaries conducting ACE's financial and mortgage guaranty businesses, which are referred to as the "transferred businesses," in connection with the initial public offering of Assured Guaranty ("IPO").

        Assured Guaranty will operate through wholly-owned subsidiaries including Assured Guaranty Re International Ltd. ("AGRI") (formerly, ACE Capital Re International Ltd.), Assured Guaranty US Holdings Inc. and Assured Guaranty Finance Overseas Ltd. (formerly ACE Finance Overseas Ltd.).

2.    Summary of Significant Accounting Policies

  Basis of Presentation

        These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

  Consolidation

        After the effective date of the IPO and completion of the "Formation Transactions", which are described below, Assured Guaranty will prepare its consolidated financial statements with those of its subsidiaries and will present them on a consolidated basis. Transactions between Assured Guaranty and its subsidiaries or among its subsidiaries will be eliminated in consolidation.

  Receivable from affiliate

        This amount represents the initial capitalization of Assured Guaranty.

3.    Formation Transactions and Initial Public Offering

        Assured Guaranty was incorporated in Bermuda on August 21, 2003 for the sole purpose of becoming a holding company for the transferred businesses. As part of the overall plan of formation of Assured Guaranty, the following "Formation Transactions" will occur:

  •
  ACE, through a U.S. subsidiary, will form Assured Guaranty US Holdings Inc. as a Delaware holding company to hold the shares of Assured Guaranty Corp. and Assured Guaranty Financial Products Inc.

  •
  ACE's U.S. subsidiary will transfer the shares of Assured Guaranty Corp. and Assured Guaranty Financial Products to Assured Guaranty US Holdings in exchange for stock of Assured Guaranty US Holding and a $200 million promissory note.

  •
  Assured Guaranty Re Overseas Ltd. will transfer 100% of the stock ownership in ACE Capital Title Reinsurance Company ("ACTR") to ACE or one of its subsidiaries in exchange for a $39.5 million promissory note, which will be repayable upon completion of the IPO.

        Subsequent to entering into the underwriting agreement with respect to the IPO, ACE will cause:

  •
  its U.S. subsidiary to transfer 100% of the stock ownership in Assured Guaranty US Holdings and Assured Guaranty Finance Overseas to Assured Guaranty in exchange for an aggregate of 35,171,000 common shares of Assured Guaranty and two promissory notes of Assured Guaranty in an aggregate amount of $1 million; and

  •
  a Bermuda subsidiary to transfer 100% of the stock of AGRI to Assured Guaranty for 38,629,000 common shares of Assured Guaranty and a $1 million promissory note of Assured Guaranty; and

        Each of our operating subsidiaries conducted business under names including "ACE," "AGR" and/or "Capital Re." As part of the Formation Transactions, we are changing the names of each of these subsidiaries to names using "Assured Guaranty" or derivations thereof. All of these name changes may not be completed prior to the completion of the IPO.

4.    Related Party Transactions

        ACE and its subsidiaries will also enter into a number of transactions with Assured Guaranty subsidiaries in order to reinsure or otherwise assume certain risks related to the businesses reported in Assured Guaranty's other segment. These transactions will not have a material impact on Assured Guaranty's financial position, results of operations or liquidity. Assured Guaranty will also enter into a number of other agreements with ACE and its subsidiaries that will govern certain aspects of Assured Guaranty's relationship with ACE after the IPO, including services agreements under which ACE and its subsidiaries will provide certain services to Assured Guaranty for a period of time after the IPO.

        Upon completion of the IPO, any unvested options to purchase ACE ordinary shares held by our officers or employees will immediately vest and any unvested restricted ACE ordinary shares will be forfeited. Our officers and employees will have 90 days to exercise any vested options to acquire ACE ordinary shares. The acceleration of vesting of options to purchase ordinary shares will result in a pre-tax charge of approximately $3.1 million. We have agreed to deposit with an independent trustee an amount of cash equal to the value of the restricted ACE ordinary shares forfeited by all of our officers and employees. Based upon an assumed price of $42.00 per ACE ordinary share, the value of the restricted ACE ordinary shares to be forfeited by all of our officers and employees is approximately $8.3 million. Assured Guaranty will incur a pre-tax charge of approximately $8.3 million for the amount of cash contributed to the trust.

5.    Taxation

        Under current Bermuda law, the Company and its Bermuda subsidiaries will not be required to pay any taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Minister of Finance of Bermuda, that in the event of any such taxes being imposed, the Company will be exempt from taxation until 2016. There will be no withholding taxes imposed on dividend distributions from Bermuda.

        The Company's U.S. subsidiaries are subject to income taxes imposed by U.S. authorities and file U.S. tax returns.

6.    Employee Benefit Plans and Stock Option Plans

        The Company intends to offer benefit plans and stock option plans to its employees as a form of compensation.

7.    Segment Information

        Assured Guaranty will have the following four reportable segments:(1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and includes credit support for credit default swaps; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; (3) mortgage guaranty, which includes mortgage guaranty insurance and reinsurance whereby the Company provides protection against the default of borrowers on mortgage loans; (4) other, which includes several lines of business in which the Company is no longer active, including trade credit reinsurance, title reinsurance, auto residual value reinsurance and the credit protection of equity layers of CDOs, as well as life, accident and health reinsurance.

        These segments are consistent with the manner in which Assured Guaranty's management intends to manage these businesses.

8.    Statutory Requirements and Dividend Restrictions

        These financial statements are prepared on a GAAP basis, which differs in certain respects from accounting practices prescribed or permitted by the insurance regulatory authorities. Assured Guaranty's insurance subsidiaries will be subject to certain limitations on dividends that may be paid to Assured Guaranty based on solvency or other regulatory requirements in the applicable jurisdiction. Such limitations generally require that dividends be paid from surplus and may require regulatory approval prior to payment.

Report of Independent Auditors

To the Board of Directors and Shareholder of Assured Guaranty Ltd.

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and comprehensive income, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Assured Guaranty Ltd. and its subsidiaries (collectively referred to as "the Company") as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 and Note 5 to the combined financial statements, the Company changed its method of accounting for derivatives and goodwill in 2001 and 2002, respectively.

PricewaterhouseCoopers LLP
New York, New York
February 25, 2004

Assured Guaranty Ltd.

Combined Balance Sheets

(in thousands of U.S. dollars except share amounts)

	As of December 31,
	2003	2002
Assets
Fixed maturity securities, at fair value (amortized cost: $1,937,743 in 2003 and: $1,785,616 in 2002)	$2,052,217	$1,908,061
Short-term investments, at cost which approximates fair value	137,517	144,346

Total investments	2,189,734	2,052,407
Cash and cash equivalents	32,365	9,445
Accrued investment income	23,758	22,030
Deferred acquisition costs	178,673	157,299
Prepaid reinsurance premiums	10,974	179,497
Reinsurance recoverable on ceded losses	122,124	100,826
Due from affiliate	115,000	—
Premiums receivable	63,997	61,280
Value of reinsurance business assumed	14,226	20,322
Goodwill	87,062	87,062
Other assets	19,954	29,700

Total assets	$2,857,867	$2,719,868

Liabilities and shareholder's equity
Liabilities
Unearned premium reserves	$625,429	$613,341
Reserve for losses and loss adjustment expenses	522,593	458,831
Profit commissions payable	71,237	95,832
Deferred income taxes	55,637	42,999
Unrealized losses on derivative financial instruments	8,558	107,007
Funds held by Company under reinsurance contracts	9,635	27,073
Long-term debt	75,000	75,000
Other liabilities	52,154	42,549

Total liabilities	1,420,243	1,462,632

Commitments and contingencies (Note 15)
Shareholder's equity
Common stock	16,403	16,403
Additional paid-in capital	955,490	946,092
Unearned stock grant compensation	(5,479)	(4,718)
Retained earnings	390,025	210,503
Accumulated other comprehensive income	81,185	88,956

Total shareholder's equity	1,437,624	1,257,236

Total liabilities and shareholder's equity	$2,857,867	$2,719,868

The accompanying notes are an integral part of these combined financial statements.

Assured Guaranty Ltd.

Combined Statements of Operations and Comprehensive Income

(in thousands of U.S. dollars except share and per share amounts)

	For the years ended December 31,
	2003	2002	2001
Revenues
Gross written premiums	$349,236	$417,158	$442,850
Ceded premiums	142,236	(64,699)	(236,288)

Net written premiums	491,472	352,459	206,562
(Increase)/decrease in net unearned premium reserves	(180,611)	(105,069)	86,959

Net earned premiums	310,861	247,390	293,521
Net investment income	96,274	97,240	99,520
Net realized investment gains	5,483	7,863	13,140
Unrealized gains (losses) on derivative financial instruments	98,449	(54,158)	(16,255)
Other income	1,219	3,623	2,930

Total revenues	512,286	301,958	392,856

Expenses
Loss and loss adjustment expenses	144,610	120,260	177,542
Profit commissions expense	9,835	8,543	9,007
Acquisition costs	64,900	48,400	51,100
Other operating expenses	41,026	31,016	29,771
Goodwill amortization	—	—	3,785
Interest expense	5,738	10,579	11,548

Total expenses	266,109	218,798	282,753

Income before provision for income taxes	246,177	83,160	110,103
Provision/(benefit) for income taxes
Current	18,873	17,858	6,197
Deferred	12,782	(7,267)	15,989

Total provision for income taxes	31,655	10,591	22,186
Net income before cumulative effect of new accounting standard	214,522	72,569	87,917
Cumulative effect of new accounting standard, net of taxes of ($12,277)	—	—	(24,104)

Net income	214,522	72,569	63,813
Other comprehensive income, net of taxes
Unrealized holding gains on fixed maturity securities arising during the year	(3,922)	50,461	10,539
Reclassification adjustment for realized (gains)/losses included in net income	(3,849)	(4,829)	(9,557)

Change in net unrealized gains/(losses) on fixed maturity securities	(7,771)	45,632	982

Comprehensive income	$206,751	$118,201	$64,795

Earnings per share:
Basic	$2.86	$0.97	$0.85
Diluted	$2.86	$0.97	$0.85

The accompanying notes are an integral part of these combined financial statements.

Assured Guaranty Ltd.

Combined Statements of Shareholder's Equity

For the years ended December 31, 2003, 2002, and 2001
(in thousands of U.S. dollars)

	Common Stock	Additional Paid-in capital	Unearned Stock Grant Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance, December 31, 2000	$3,878	$861,069	$(366)	$87,621	$42,342	$994,544
Net income	—	—	—	63,813	—	63,813
Dividends	—	—	—	(5,500)	—	(5,500)
Capital contribution	25	8,150	—	—	—	8,175
Change in par value	12,500	(12,500)	—	—	—	—
Tax benefit for options exercised	—	1,629	—	—	—	1,629
Unrealized gain on fixed maturity securities, net of tax of ($3,034)	—	—	—	—	982	982
Unearned stock grant compensation, net	—	—	(2,024)	—	—	(2,024)

Balance, December 31, 2001	$16,403	$858,348	$(2,390)	$145,934	$43,324	$1,061,619
Net income	—	—	—	72,569	—	72,569
Dividends	—	—	—	(8,000)	—	(8,000)
Capital contribution	—	84,212	—	—	—	84,212
Tax benefit for options exercised	—	3,532	—	—	—	3,532
Unrealized gain on fixed maturity securities, net of tax of $20,383	—	—	—	—	45,632	45,632
Unearned stock grant compensation, net	—	—	(2,328)	—	—	(2,328)

Balance, December 31, 2002	$16,403	$946,092	$(4,718)	$210,503	$88,956	$1,257,236
Net income	—	—	—	214,522	—	214,522
Dividends	—	—	—	(35,000)	—	(35,000)
Capital contribution	—	3,728	—	—	—	3,728
Tax benefit for options exercised	—	5,670	—	—	—	5,670
Unrealized loss on fixed maturity securities, net of tax of ($144)	—	—	—	—	(7,771)	(7,771)
Unearned stock grant compensation, net	—	—	(761)	—	—	(761)

Balance, December 31, 2003	$16,403	$955,490	$(5,479)	$390,025	$81,185	$1,437,624

The accompanying notes are an integral part of these combined financial statements.

Assured Guaranty Ltd.

Combined Statements of Cash Flows

(in thousands of U.S. dollars)

	For the years ended December 31,
	2003	2002	2001
Operating activities
Net income	$214,522	$72,569	$63,813
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash interest and operating expenses(1)	3,728	7,212	7,840
Net amortization of premium/(discount) on fixed maturity securities	9,119	3,728	(3,636)
Goodwill amortization	—	—	3,785
Provision/(benefit) for deferred income taxes	12,782	(7,267)	15,989
Net realized investment gains	(5,483)	(7,863)	(13,140)
Cumulative effect of adopting a new accounting standard, net of taxes	—	—	24,104
Change in unrealized losses on derivative financial instruments	(98,449)	54,158	16,255
Change in deferred acquisition costs	(21,374)	(3,102)	(3,805)
Change in accrued investment income	(1,728)	(960)	(1,082)
Change in premiums receivable	(3,538)	(21,099)	(18,801)
Change in due from affiliate	(115,000)	—	—
Change in prepaid reinsurance premiums	168,523	(7,981)	(142,730)
Change in unearned premium reserves	12,088	113,050	55,669
Change in reserve for losses and loss adjustment expenses, net	40,424	26,573	175,633
Change in profit commissions payable	(24,595)	6,868	6,901
Change in value of reinsurance business assumed	6,096	6,097	(26,419)
Change in funds held by Company under reinsurance contracts	(17,438)	27,073	—
Other	20,353	8,671	(383)

Net cash flows provided by operating activities	200,030	277,727	159,993

Investing activities
Fixed maturity securities:
Purchases	(902,935)	(1,481,744)	(1,371,380)
Sales	619,587	965,466	1,160,414
Maturities	127,532	284,899	21,929
(Purchases)/sales of short-term investments, net	6,829	(44,337)	47,640
Other	3,690	8,712	(15,803)

Net cash used in investing activities	(145,297)	(267,004)	(157,200)

Financing activities
Capital contributions	—	2,000	310
Dividends paid	(35,000)	(8,000)	(5,500)

Net cash provided by financing activities	(35,000)	(6,000)	(5,190)

Increase/(decrease) in cash and cash equivalents	19,733	4,723	(2,397)
Effect of exchange rate changes	3,187	537	(58)
Cash and cash equivalents at beginning of period	9,445	4,185	6,640

Cash and cash equivalents at end of period	$32,365	$9,445	$4,185

Supplementary information
Taxes paid	15,091	11,676	7,250
Interest paid	5,738	10,579	11,548

(1)
Operating activities include various non-cash items. These non-cash items are described in Note 14 "Related Party Transactions—Non-Cash Capital Contributions."

The accompanying notes are an integral part of these combined financial statements.

Assured Guaranty Ltd.

Notes to Combined Financial Statements

1.    Business and Organization

        On December 2, 2003, ACE Limited ("ACE") announced its intention to establish a separate stand-alone entity including its financial guaranty insurance, reinsurance, mortgage and related businesses and to sell a majority interest in these businesses to the public through an initial public offering ("IPO"). The stand-alone entity would combine ownership of the financial guaranty insurance, reinsurance and related businesses under Assured Guaranty Ltd. ("Assured Guaranty", formerly AGC Holdings Ltd.), a newly incorporated Bermuda-based holding company. These businesses are comprised of Assured Guaranty Corp. (formerly ACE Guaranty Corp.) and its wholly-owned subsidiaries, Assured Guaranty Re International Ltd. ("AGRI", formerly ACE Capital Re International Ltd.) and its wholly-owned subsidiaries, Assured Guaranty Financial Products Inc. (formerly AGR Financial Products Inc.) and Assured Guaranty Finance Overseas Ltd. (formerly ACE Finance Overseas Ltd.) (collectively "combined entities"). ACE acquired most of the aforementioned businesses on December 30, 1999 as part of its acquisition of Capital Re.

        Assured Guaranty Corp., a Maryland domiciled insurance company and its wholly owned subsidiary, Assured Guaranty Risk Assurance Company (formerly ACE Risk Assurance Company), provide insurance and reinsurance of investment grade financial guaranty exposures, including municipal and non-municipal insurance and reinsurance, credit derivatives transactions as well as trade credit and related reinsurance.

        AGRI indirectly owns, through Barbados and United States holding companies, the entire share capital of a Bermuda reinsurer, Assured Guaranty Re Overseas Ltd. ("AGRO", formerly ACE Capital Re Overseas Ltd.). AGRO, in turn, owns Assured Guaranty Mortgage Insurance Company ("Assured Guaranty Mortgage," formerly ACE Capital Mortgage Reinsurance Company) and ACE Capital Title Reinsurance Company ("ACTR"), which are monoline insurance companies domiciled in the United States. AGRO also owns Assured Guaranty Inc. (formerly, ACE Capital Re Inc.), a New York reinsurance intermediary.

        AGRI and AGRO underwrite highly structured financial guaranty and structured credit, residential mortgage and title reinsurance. During 2002, AGRO transferred its life, accident and health book of business to another ACE affiliate. AGRI and AGRO write business as direct reinsurers of third-party primary insurers and as retrocessionaires of certain affiliated companies and also provide credit protection through single-name and portfolio credit default swaps ("CDS"), where the counterparty is usually an investment bank.

        Assured Guaranty Mortgage reinsures residential mortgage guaranty insurance obligations that originate primarily in the United States and United Kingdom. ACTR provides structured reinsurance to the title insurance industry.

        Assured Guaranty Corp., AGRI and AGRO source business through a subsidiary, Assured Guaranty Finance Overseas Ltd., which is an Arranger based in the United Kingdom. An Arranger is an entity regulated by the Financial Services Authority which markets and sources derivative transactions.

        These financial statements present the historical combined financial position, results of operations and cash flows of the entities that will comprise Assured Guaranty upon completion of the following "Formation Transactions":

  •
  ACE, through a U.S. subsidiary, will form Assured Guaranty US Holdings Inc. as a Delaware holding company to hold the shares of Assured Guaranty Corp. and Assured Guaranty Financial Products.

  •
  ACE's U.S. subsidiary transferred the shares of Assured Guaranty Corp. and Assured Guaranty Financial Products to Assured Guaranty US Holdings in exchange for common stock of Assured Guaranty US Holdings and a $200 million promissory note.

  •
  AGRO transferred 100% of the stock ownership in ACTR to ACE or one of its subsidiaries in exchange for a $39.5 million promissory note which will be repayable upon completion of the IPO.

        Subsequent to entering into the underwriting agreement with respect to the IPO, ACE will cause:

  •
  its U.S. subsidiary to transfer 100% of the stock ownership in Assured Guaranty US Holdings and Assured Guaranty Finance Overseas to Assured Guaranty in exchange for common shares of Assured Guaranty and a $1 million promissory note of Assured Guaranty; and

  •
  a Bermuda subsidiary to transfer 100% of the stock of AGRI to Assured Guaranty in exchange for common shares of Assured Guaranty and a $1 million promissory note of Assured Guaranty.

        Upon completion of the IPO, ACE and its subsidiaries will also enter into a number of transactions with Assured Guaranty subsidiaries in order to reinsure or otherwise assume certain risks related to the businesses reported in Assured Guaranty's other segment. These transactions will not have a material effect on Assured Guaranty's financial position, results of operations or liquidity.

        Upon completion of the IPO, any unvested options to purchase ACE ordinary shares held by our officers or employees will immediately vest and any unvested restricted ACE ordinary shares will be forfeited. Our officers and employees will have 90 days to exercise any vested options to acquire ACE ordinary shares. The acceleration of vesting of options to purchase ordinary shares will result in a pre-tax charge of approximately $3.1 million. We have agreed to deposit with an independent trustee an amount of cash equal to the value of the restricted ACE ordinary shares forfeited by all of our officers and employees. Based upon an assumed price of $42.00 per ACE ordinary share, the value of the restricted ACE ordinary shares to be forfeited by all of our officers and employees is approximately $8.3 million. Assured Guaranty will incur a pre-tax charge of approximately $8.3 million for the amount of cash contributed to the trust.

        Assured Guaranty, through its wholly owned subsidiaries, Assured Guaranty Corp. and AGRI, will operate financial guaranty insurance, reinsurance and related businesses.

2.    Significant Accounting Policies

  Basis of Presentation

        The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The historical combined financial statements include the assets, liabilities, operating results and cash flows of Assured Guaranty and combined entities (the "Company") and have been prepared using the historical bases for assets and liabilities and the historical results of operations of the aforementioned combined entities. The historical combined financial statements also include certain long-term debt used to fund the Company's insurance operations and related interest expense. For all periods presented, certain expenses reflected in the financial statements include allocations of corporate expenses incurred by ACE related to general and administrative services provided to the Company, including tax consulting and preparation services, internal audit services and liquidity facility costs. These expenses were allocated based on estimates of the cost incurred by ACE to provide these services to the Company. All intercompany accounts and transactions have been eliminated. Certain items in the prior year financial statements have been reclassified to conform with the current year presentation.

        Management believes that the foregoing adjustments and allocations were made on a basis that is a reasonable reflection of the historical results of the Company. However, these results do not necessarily represent what the historical combined financial position, results of operations and cash flows of the Company would have been if the Company had been a separate and stand-alone entity during the periods presented.

  Premium Revenue Recognition

        Premiums are received either upfront or in installments. Upfront premiums are earned in proportion to the expiration of the amount at risk. Each installment premium is earned ratably over its installment period, generally one year or less. For insured bonds for which the par value outstanding is declining during the insurance period, upfront premium earnings are greater in the earlier periods thus matching revenue recognition with the underlying risk. The premiums are allocated in accordance with the principal amortization schedule of the related bond issue and are earned ratably over the amortization period. When an insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining unearned premium reserve is earned at that time. Unearned premium reserve represents the portion of premiums written that is applicable to the unexpired amount at risk of insured bonds.

        Due to the customary lag (ranging from 30 to 90 days) in reporting premium data by some of the ceding companies, the Company must estimate the ultimate written and earned premiums to be received from a ceding company as of each balance sheet date for the reinsurance business. Actual written premiums reported in the statements of operations are based upon reports received by ceding companies supplemented by the Company's own estimates of premium for which ceding company reports have not yet been received. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined.

  Investments

        The Company accounts for its investments in fixed maturity securities in accordance with the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). Management determines the appropriate classification of securities at the time of purchase. As of December 31, 2003 and 2002, all investments in fixed maturity securities were designated as available-for-sale and are carried at fair value. The fair values of all our investments are calculated from independent market quotations.

        The amortized cost of fixed maturity securities is adjusted for amortization of premiums and accretion of discounts computed using the effective interest method. That amortization or accretion is included in net investment income. For mortgage-backed securities, and any other holdings for which there is prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any necessary adjustments required due to the resulting change in effective yields and maturities are recognized prospectively in current income.

        Realized gains and losses on sales of investments are determined using the specific identification method. Unrealized gains and losses on investments, net of applicable deferred income taxes, are included in accumulated other comprehensive income in shareholder's equity. The Company has a formal review process for all securities in its investment portfolio, including a review for impairment losses. Factors considered when assessing impairment include:

  •
  a decline in the market value of a security by 20% or more below amortized cost for a continuous period of at least six months;

  •
  a decline in the market value of a security for a continuous period of 12 months;

  •
  recent credit downgrades of the applicable security or the issuer by rating agencies;

  •
  the financial condition of the applicable issuer;

  •
  whether scheduled interest payments are past due; and

  •
  whether the Company has the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value.

        If the Company believes a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss on the balance sheet in "accumulated other comprehensive income" in shareholder's equity. If we believe the decline is "other than temporary," we write down the carrying value of the investment and record a realized loss in our statement of operations. Our assessment of a decline in value includes management's current assessment of the factors noted above. If that assessment changes in the future, the Company may ultimately record a loss after having originally concluded that the decline in value was temporary.

        Short-term investments are recorded at cost, which approximates fair value. Short-term investments are those with original maturities of greater than three months but less than one year from date of purchase.

  Cash and Cash Equivalents

        The Company classifies demand deposits as cash. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

  Deferred Acquisition Costs

        Acquisition costs incurred, that vary with and are directly related to the production of new business, are deferred. These costs include direct and indirect expenses such as commissions, brokerage expenses and costs of underwriting and marketing personnel. The Company's management uses judgment in determining what types of costs should be deferred, as well as what percentage of these costs should be deferred. The Company periodically conducts a study to determine which operating costs vary with, and are directly related to, the acquisition of new business and qualify for deferral. Acquisition costs other than those associated with the credit derivative products are deferred and amortized in relation to earned premiums. Ceding commissions received on premiums ceded to other reinsurers reduce acquisition costs. Anticipated losses, loss adjustment expenses and the remaining costs of servicing the insured or reinsured business are considered in determining the recoverability of acquisition costs. Acquisition costs associated with credit derivative products are expensed as incurred.

  Reserve for Losses and Loss Adjustment Expenses

        Reserve for loss and loss adjustment expenses ("LAE") includes case reserves, incurred but not reported reserves ("IBNR") and portfolio reserves.

        Case reserves are established when specific insured obligations are in or near default. Case reserves represent the present value of expected future loss payments and LAE, net of estimated recoveries but before considering ceded reinsurance. Financial guaranty insurance and reinsurance case reserves are discounted at 6.0%, which is the approximate taxable equivalent yield on the investment portfolio in all periods presented.

        IBNR is an estimate of the amount of losses where the insured event has occurred but the claim has not yet been reported to the Company. In establishing IBNR, the Company uses traditional actuarial methods to estimate the reporting lag of such claims based on historical experience, claim reviews and information reported by ceding companies. The Company records IBNR for mortgage guaranty reinsurance within the mortgage guaranty segment and for title reinsurance, auto residual value reinsurance and trade credit reinsurance within the other segment.

        In addition to IBNR, the Company records portfolio reserves for financial guaranty insurance and reinsurance, credit derivatives, mortgage guaranty and title reinsurance business. Portfolio reserves are established with respect to the portion of the Company's business for which case reserves have not been established. Portfolio reserves are established in an amount equal to the portion of actuarially estimated ultimate losses related to premiums earned to date as a percentage of total expected premiums for that in-force business. Actuarially estimated ultimate losses on financial guaranty exposures are developed considering the net par outstanding of each insured obligation, taking account of the probability of future default, the expected timing of the default and expected recovery following default. These factors vary by type of issue (for example, municipal, structured finance or corporate), current credit rating and remaining term of the underlying obligation and are principally based on historical data obtained from rating agencies. Actuarially estimated ultimate losses on mortgage guaranty reinsurance and title reinsurance are principally determined based on the historical industry loss experience, net of expected recoveries. During an accounting period, portfolio reserves principally increase or decrease based on changes in the aggregate net amount at risk and the probability of default resulting from changes in credit quality of insured obligations, if any.

        The Company updates its estimates of loss and LAE reserves quarterly. Loss assumptions used in computing losses and LAE reserves are periodically updated for emerging experience, and any resulting changes in reserves are recorded as a charge or credit to earnings in the period such estimates are changed. Due to the inherent uncertainties of estimating loss and LAE reserves, specifically for the high severity, low frequency financial guaranty business that the Company writes, actual experience may differ from the estimates reflected in our combined financial statements, and the differences may be material.

  Profit commissions

        Under the terms of certain of the Company's reinsurance contracts, the Company is obligated to pay the ceding company at predetermined future dates a contingent commission based upon a specified percentage of the net underwriting profits. As of the balance sheet date, the Company's liability for the present value of expected future payments is shown on the balance sheet under the caption, "Profit commission payable". The unamortized discount on this liability was $4.7 million and $7.9 million as of December 31, 2003 and 2002, respectively.

  Reinsurance

        In the ordinary course of business, the Company's insurance subsidiaries assume and retrocede business with other insurance and reinsurance companies. These agreements provide greater diversification of business and may minimize the net potential loss from large risks. Retrocessional contracts do not relieve the Company of its obligation to the reinsured. Reinsurance recoverable on ceded losses includes balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force, and is presented net of any provision for estimated uncollectible reinsurance. Any change in the provision for uncollectible reinsurance is included in loss and loss adjustment expenses. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers relating to the unexpired terms of the reinsurance contracts in force.

        Certain of the Company's assumed and ceded reinsurance contracts are funds held arrangements. In a funds held arrangement, the ceding company retains the premiums instead of paying them to the reinsurer and losses are offset against these funds in an experience account. Because the reinsurer is not in receipt of the funds, the reinsurer earns interest on the experience account balance at a predetermined credited rate of interest. The Company generally earns interest at fixed rates of between 4% and 6% on its assumed funds held arrangements and generally pays interest at fixed rates of between 4% and 6% on its ceded funds held arrangements. The interest earned or credited on funds held arrangements is included in net investment income. In addition, interest on funds held arrangements will continue to be earned or credited until the experience account is fully depleted, which can extend many years beyond the expiration of the coverage period.

  Value of Reinsurance Business Assumed

        The value of reinsurance business assumed and recorded at the inception of a retrocessional reinsurance contract represents the difference between the estimated ultimate amount of the liabilities assumed under retroactive reinsurance contracts and the consideration received under the contract. The value of reinsurance business assumed is amortized to losses and LAE based on the payment pattern of the losses assumed. The unamortized value is reviewed regularly to determine if it is recoverable under the terms of the contract, estimated losses and LAE and anticipated investment income. If such amounts are estimated to be unrecoverable, they are expensed.

  Goodwill

        Prior to January 1, 2002, goodwill was amortized over twenty-five years on a straight-line basis. Beginning January 1, 2002, goodwill is no longer amortized, but rather is evaluated for impairment at least annually. Management has determined that goodwill is not impaired at December 31, 2003.

  Income Taxes

        Certain of the Company's subsidiaries are subject to U.S. income tax. In accordance with FAS No. 109, "Accounting for Income Taxes", deferred income taxes are provided for with respect to the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse. Such temporary differences relate principally to deferred acquisition costs, reserve for losses and LAE, unearned premium reserve, unrealized gains and losses on investments, unrealized gains and losses on derivative financial instruments and statutory contingency reserves. A valuation allowance is recorded to reduce the deferred tax asset to that amount that is more likely than not to be realized.

  Earning Per Share

        Basic earnings per share is calculated using the shares issued upon the formation of the Company, for all periods presented. All potentially dilutive securities, including unvested restricted stock and stock options are excluded from the basic earnings per share calculation. In calculating diluted earnings per share, the shares issued are increased to include all potentially dilutive securities. Basic and diluted earnings per share are calculated by dividing net income by the applicable number of shares as described above.

  Stock Based Compensation

        Stock based compensation is based on ACE stock. The Company accounts for stock-based compensation plans in accordance with APB No. 25. No compensation expense for options is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. Pro forma information regarding net income and earnings per share is required by FAS No. 123, "Accounting for Stock-Based Compensation". In December 2002, FASB issued FAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosure in both annual and interim financial statements regarding the method of accounting for stock-based compensation and the effect of the method used on reported results.

        For restricted stock awards, the Company records the market value of the shares awarded at the time of the grant as unearned stock grant compensation and includes it as a separate component of shareholder's equity. The unearned stock grant compensation is amortized into income ratably over the vesting period.

        The following table outlines the Company's net income, basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001, had the compensation cost been determined in accordance with the fair value method recommended in FAS 123.

	For the years ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars, except per share amounts)
Net income as reported	$214,522	$72,569	$63,813
Add: Stock-based compensation expense included in reported net income, net of income tax	2,025	1,234	420
Deduct: Compensation expense, net of income tax	4,037	2,778	988

Pro Forma	$212,510	$71,025	$63,245

Earnings Per Share:
Basic	$2.83	$0.95	$0.84
Diluted	$2.83	$0.95	$0.84

3. Recent Accounting Pronouncements

        In May 2003, Financial Accounting Standards Board ("FASB") issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"), which establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. FAS 150 requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS 150 did not have a material impact on the combined financial statements.

        In April 2003, the FASB issued FAS No. 149, "Amendment of FASB Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. For example, this statement requires that financial guaranty insurance, for which the underlying risk is linked to a derivative, be accounted for as a derivative. This statement is effective for contracts entered into or modified after June 30, 2003, except for the provisions of this Statement that relate to FAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and for hedging relationships designated after June 30, 2003. All provisions are to be applied prospectively, except for the provisions of this Statement that relate to FAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. These provisions are to be applied in accordance with their respective effective dates. The adoption of FAS 149 did not have a material impact on the combined financial statements.

        In December 2002, FASB issued FAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("FAS 148"). FAS 148 provides alternative methods of transitioning for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. FAS 148 amends the disclosure requirements of FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. FAS 148 is effective for companies with fiscal years ending after December 15, 2002. The Company continues to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 ("APB 25").

        Effective January 1, 2002, the Company adopted FAS No. 141, "Business Combinations" and FAS No. 142, "Goodwill and Other Intangible Assets". FAS No. 141, which supercedes APB 16, "Business Combinations," requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and provides specific criteria for initial recognition of intangible assets apart from goodwill. FAS No. 142, which supercedes APB 17, "Intangible Assets," requires that goodwill and intangible assets with indefinite lives no longer be amortized but instead be tested for impairment at least annually. FAS No. 142 established new accounting and reporting standards for acquired goodwill and other intangible assets. It requires that an entity determine if the goodwill or other intangible assets has an indefinite or a finite useful life. Those with indefinite useful lives will not be subject to amortization and must be tested annually for impairment. See Note 5 for further information.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), as an interpretation of Accounting Research Bulletin No. 51, "Consolidated

Financial Statements." FIN 46 addresses consolidation of variable interest entities (VIEs) by business enterprises. An entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity's activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which are the compensation for the risk of absorbing the expected losses. FIN 46 requires that VIEs be consolidated by the entity that maintains the majority of the risks and rewards of ownership. This Interpretation applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003 for VIEs created before February 1, 2003. The adoption of FIN 46 did not have a material impact on the financial statements.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 outlines certain accounting guidelines, effective for fiscal years beginning after December 15, 2002, from which the Company's insurance transactions and derivative contracts are excluded. In addition, FIN 45 expands the disclosures required by a guarantor in its interim and annual financial statements regarding obligations under certain guarantees. These disclosure requirements are effective for the year ended December 31, 2002. The Company's financial position and results of operations did not change as a result of the adoption of FIN 45.

4. Derivatives

        The Company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities as of January 1, 2001. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the combined balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company had no derivatives that were designated as hedges during 2003, 2002 and 2001.

        Certain products (principally credit protection oriented) issued by the Company have been deemed to meet the definition of a derivative under FAS 133. These products consist primarily of credit derivatives. In addition, the Company issued a few index-based derivative financial instruments. The Company uses derivative instruments primarily to offer credit protection to others. Effective January 1, 2001, the Company records these transactions at fair value. Where available, we use quoted market prices to fair value these insured credit derivatives. If quoted prices are not available, particularly for senior layer collateralized debt obligations ("CDO") and equity layer credit protection, the fair value is estimated using valuation models for each type of credit protection. These models may be developed by third parties, such as rating agency models, or may be developed internally, depending on the circumstances. These models and the related assumptions are continually reevaluated by management and enhanced, as appropriate, based upon improvements in modeling techniques and availability of more timely market information. The fair value of derivative financial instruments reflects the estimated cost to the Company to purchase protection on its outstanding exposures and is not an estimate of expected losses incurred. Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these derivative products, actual experience may differ from the estimates reflected in our combined financial statements, and the differences may be material.

        The Company records premiums received from the issuance of derivative instruments in gross written premiums and establishes unearned premium reserves and loss reserves. These loss reserves represent the Company's best estimate of the probable losses expected under these contracts. Unrealized gains and losses on derivative financial instruments are computed as the difference between fair value and the total of the unearned premium reserves, losses and LAE reserve, premiums receivable, prepaid reinsurance premiums and reinsurance recoverable on ceded losses. Changes in unrealized gains and losses on derivative financial instruments are reflected in the statement of operations. Cumulative unrealized gains and losses are reflected as assets and liabilities, respectively, in the Company's balance sheets. Unrealized gains and losses resulting from changes in the fair value of derivatives occur because of changes in interest rates, credit spreads, recovery rates, the credit ratings of the referenced entities and other market factors. In the event that we terminate a derivative contact prior to maturity as a result of a decision to exit a line of business or for risk manangemnet purposes, the unrealized gain or loss will be realized through premiums earned and losses incurred.

        As of January 1, 2001, the Company recorded an expense related to the cumulative effect of adopting FAS 133 of $24.1 million, net of applicable deferred income tax benefit of $12.3 million.

        The Company recorded a pretax net unrealized gain on derivative financial instruments of $98.4 million for the year ended December 31, 2003, and a pretax net unrealized loss on derivative financial instruments of $54.2 and $16.3 million for the years ended December 31, 2002 and 2001, respectively.

        The following table summarizes activities related to derivative financial instruments (in thousands of U.S. dollars):

	2003	2002	2001
Balance sheets as of December 31,
Assets:
Premiums receivable	$34,885	$28,746	—
Prepaid reinsurance premiums	2,399	2,952	$3,012
Reinsurance recoverable on ceded losses	16,937	10,000	—

Liabilities:
Unearned premium reserves	138,531	179,839	58,667
Reserve for losses and LAE	103,922	118,677	43,584
Unrealized losses on derivative financial instruments	8,558	107,007	52,849

Net liability—fair value of derivative financial instruments	$196,790	$363,825	$152,088

Statements of operations for the years ended December 31,
Net written premiums	$89,759	$249,335	$94,476
Net earned premiums	130,514	128,103	51,358
Loss and loss adjustment expenses incurred	(60,075)	(107,111)	(36,497)
Unrealized gains (losses) on derivative financial instruments	98,449	(54,158)	(16,255)

Total impact of derivative financial instruments	$168,888	$(33,166)	$(1,394)

5. Goodwill

        Goodwill of $94.6 million arose from ACE's acquisition of Capital Re Corporation as of December 31, 1999 and was being amortized over a period of twenty-five years. On January 1, 2002, the Company ceased amortizing goodwill as part of its adoption of FAS 142.

        The following table reconciles reported net income and earnings per share to adjusted net income and earnings per share excluding goodwill amortization:

	For the years ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars except per share amounts)
Reported net income	$214,522	$72,569	$63,813
Add back: Goodwill amortization	—	—	3,785

Adjusted net income	$214,522	$72,569	$67,598

Basic earnings per share:
Reported earnings per share	$2.86	$0.97	$0.85
Add back: Goodwill amortization	—	—	.05

Adjusted earnings per share	$2.86	$0.97	$0.90

Diluted earnings per share:
Reported earnings per share	$2.86	$0.97	$0.85
Add back: Goodwill amortization	—	—	.05

Adjusted earnings per share	$2.86	$0.97	$0.90

        The following table details goodwill by segment as of December 31, 2003, 2002 and 2001:

(in thousands of U.S. dollars)
Financial guaranty direct	$14,748
Financial guaranty reinsurance	70,669
Mortgage guaranty	—
Other	1,645

Total	$87,062

6. Statutory Accounting Practices

        These financial statements are prepared on a GAAP basis, which differs in certain respects from accounting practices prescribed or permitted by the insurance regulatory authorities, including the Maryland Insurance Department, the New York State Insurance Department as well as the statutory requirements of the Minister of Finance of Bermuda.

        Statutory capital and surplus as of December 31, 2003 and 2002 was $980.5 million and $835.4 million, respectively. Statutory net income for the years ended December 31, 2003, 2002 and 2001 was $187.8 million, $80.8 million and $78.8 million, respectively.

        There are no permitted accounting practices on a statutory basis.

7. Insurance in Force

        As of December 31, 2003 and 2002, net financial guaranty par in force including insured CDS was approximately $87.5 billion and $80.4 billion, respectively. The portfolio was broadly diversified by payment source, geographic location and maturity schedule, with no single risk representing more than 1.2% of the total net par in force. The composition of net par in force by bond type was as follows:

	As of December 31,
	2003	2002
	(in billions of U.S. dollars)
Municipal exposures:
Tax-backed	$21.1	$19.5
Municipal utilities	11.1	10.4
Healthcare	5.7	5.7
Special revenue	9.0	8.5
Structured municipal	3.4	3.5
Other municipal	2.3	1.8

Total municipal exposures	52.6	49.4

Non-municipal exposures:
Collateralized debt obligations	$16.1	$12.1
Consumer receivables	9.4	8.5
Commercial receivables	5.3	3.4
Single name corporate CDS	2.3	4.8
Other structured finance	1.8	2.2

Total non-municipal exposures	34.9	31.0

Total exposures	$87.5	$80.4

        Maturities for municipal obligations range from 1 to 40 years, with the typical life in the 12 to 15 year range. Non-municipal transactions have legal maturities that range from 1 to 30 years with a typical life of 5 to 7 years. Maturities on single name corporate CDSs range from 1 to 7 years with an average remaining maturity of 1.7 years as of December 31, 2003.

        The portfolio contained exposures in each of the 50 states and abroad. The distribution of net financial guaranty par outstanding by geographic location is set forth in the following table:

	As of December 31, 2003		As of December 31, 2002
	Net par outstanding	% of Net par outstanding	Net par outstanding	% of Net par outstanding
	(in billions of U.S. dollars)
Domestic:
California	$7.2	8.2%	$6.8	8.5%
New York	5.6	6.4	5.5	6.8
Texas	3.2	3.6	3.2	4.0
Florida	2.8	3.2	3.1	3.9
Illinois	2.8	3.2	2.8	3.5
Pennsylvania	2.2	2.5	2.3	2.9
New Jersey	2.0	2.3	2.2	2.7
Massachusetts	1.7	1.9	1.9	2.4
Puerto Rico	1.5	1.7	1.8	2.2
Washington	1.3	1.5	1.4	1.7
Other-Muni	18.2	20.8	17.1	21.3
Other-Non Muni	32.2	36.8	28.1	35.0

Total Domestic exposures	80.7	92.1	76.2	94.8

International:
United Kingdom	3.3	3.8	1.7	2.1
Italy	0.4	0.5	0.2	0.2
Australia	0.4	0.5	0.2	0.2
France	0.4	0.5	0.3	0.4
Brazil	0.3	0.3	0.2	0.2
Other	2.0	2.3	1.6	2.0

Total International exposures	6.8	7.9	4.2	5.1

Total exposures	$87.5	100.0%	$80.4	100.0%

        The following table sets forth the financial guaranty in-force portfolio by underwriting rating:

	As of December 31, 2003		As of December 31, 2002
Ratings	Net par outstanding	% of Net par outstanding	Net par outstanding	% of Net par outstanding
	(in billions of U.S. dollars)
AAA	$26.2	29.9%	$20.7	25.7%
AA	17.6	20.1	14.4	17.9
A	29.9	34.2	32.9	40.9
BBB	12.3	14.1	11.7	14.6
Below investment grade	1.5	1.7	0.7	0.9

Total exposures	$87.5	100.0%	$80.4	100.0%

        As part of its financial guaranty business, the Company enters into CDS transactions whereby one party pays a periodic fee in fixed basis points on a notional amount in return for a contingent payment by the other party in the event one or more defined credit events occurs with respect to one or more third party reference securities or loans. A credit event may be a nonpayment event such as a failure to pay, bankruptcy, or restructuring, as negotiated by the parties to the CDS transaction. The total notional amount of insured CDS exposure outstanding as of December 31, 2003 and 2002 and included in the Company's financial guaranty exposure was $23.4 billion and $20.2 billion, respectively.

        As of December 31, 2003 and 2002, the Company's net mortgage guaranty insurance in force (representing the current principal balance of all mortgage loans currently reinsured) was approximately $3.8 billion and $4.3 billion, respectively, and net risk in force was approximately $2.2 billion and $2.1 billion, respectively. These amounts are not included in the above table.

8.    Premiums Earned from Refunded and Called Bonds

        Premiums earned include $19.2 million, $14.0 million and $4.5 million for 2003, 2002 and 2001, respectively, related to refunded and called bonds.

9.    Investments

        The following table summarizes the Company's aggregate investment portfolio as of December 31, 2003:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$255,173	$16,297	$(400)	$271,070
Obligations of state and political subdivisions	788,436	65,364	(1,014)	852,786
Corporate securities	268,118	21,548	(1,075)	288,591
Mortgage-backed securities	538,856	13,193	(2,144)	549,905
Structured securities	75,776	2,265	(94)	77,947
Foreign government and agencies	11,384	540	(6)	11,918

Total fixed maturity securities	1,937,743	119,207	(4,733)	2,052,217
Short-term investments	137,517	—	—	137,517

Total investments	$2,075,260	$119,207	$(4,733)	$2,189,734

        The following table summarizes the Company's aggregate investment portfolio as of December 31, 2002:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$279,436	$22,676	$(1)	$302,111
Obligations of state and political subdivisions	626,370	54,629	(57)	680,942
Corporate securities	271,224	23,724	(2,050)	292,898
Mortgage-backed securities	533,662	19,752	(179)	553,235
Structured securities	73,423	3,694	(27)	77,090
Foreign government and agencies	1,501	284	—	1,785

Total fixed maturity securities	1,785,616	124,759	(2,314)	1,908,061
Short-term investments	144,346	—	—	144,346

Total investments	$1,929,962	$124,759	$(2,314)	$2,052,407

        Approximately 25% of the Company's total investment portfolio as of December 31, 2003 was composed of mortgage-backed securities ("MBS"), including collateralized mortgage obligations and commercial mortgage-backed securities. As of December 31, 2003, the weighted average credit quality of the Company's entire investment portfolio was AA+.

        The amortized cost and estimated fair value of available-for-sale fixed maturity securities as of December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands of U.S. dollars)
Due within one year	$21,793	$22,180
Due after one year through five years	229,158	242,651
Due after five years through ten years	299,245	323,621
Due after ten years	848,691	913,860
Mortgage-backed securities	538,856	549,905

Total	$1,937,743	$2,052,217

        Proceeds from the sale of available-for-sale fixed maturity securities were $619.6 million, $965.5 million, and $1,160.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        Net realized gains consisted of the following:

	For the years ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)
Gains	$6,499	$16,824	$26,918
Losses	(964)	(3,151)	(4,478)
Other than temporary impairments	(52)	(5,810)	(9,300)

Net realized investment gains	$5,483	$7,863	$13,140

        During 2002, the Company determined that the decline in value related to WorldCom bonds held in its investment portfolio was "other than temporary." Accordingly, the Company recorded a write-down of the carrying value of these bonds in the amount of $5.8 million.

        In June 1996, the Company invested approximately $10.9 million in CGA Group Ltd ("CGA"), a Bermuda domiciled insurance company formed to provide financial guaranty insurance of structured securities, including commercial real estate and asset-backed transactions. The Company's investment was in the form of common and preferred shares. In 1998, the Company recorded a write-down of its investment in CGA of $7.5 million, based on management's belief that the carrying value of CGA had suffered an other than temporary impairment. In March 2001, based on its contractual obligation to contribute additional capital in the event CGA was downgraded, the Company contributed an additional $7.5 million to CGA, thereby increasing its carrying value of the investment to $10.9 million. Concurrently, the Company recorded a write-down in its investment in CGA of $9.3 million, due to its other than temporary impairment. In July 2001, the Company's remaining investment in CGA, $1.6 million, was redeemed, resulting in no realized gain or loss. As of December 31, 2001, the Company did not have an investment in CGA.

        The change in net unrealized gains consists of:

	For the years ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)
Fixed maturity securities	$(7,971)	$66,015	$(2,232)
Foreign exchange translation	56	(133)	180
Deferred income tax provision/(benefit)	(144)	20,250	(3,034)

Change in net unrealized gains on fixed maturity securities	$(7,771)	$45,632	$982

        The following table summarizes, for all securities in an unrealized loss position at December 31, 2003, the aggregate fair value and gross unrealized loss by length of time the amounts have continuously been in an unrealized loss position.

	As of December 31, 2003
	Less than 12 months		12 months or more				Total
	Fair value	Unrealized loss	Fair value		Unrealized loss		Fair value	Unrealized loss
	(in millions of U.S. dollars)
U.S. government and agencies	$16.2	$(0.2)		$—		$—	$16.2	$(0.2)
Obligations of state and political subdivisions	64.5	(1.2)					64.5	(1.2)
Corporate securities	44.6	(1.2)		—		—	44.6	(1.2)
Mortgage backed securities	155.0	(2.1)					155.0	(2.1)
Structured securities	—	—		—		—	—	—
Foreign government and agencies	—	—		—		—	—	—

Total	$280.3	$(4.7)	$		$		$280.3	$(4.7)

        Included above are 104 fixed maturity securities. The Company has considered factors such as sector credit ratings and industry analyst reports in evaluating the above securities for impairment and has concluded that these securities are not other than temporarily impaired as of December 31, 2003.

        Net investment income is derived from the following sources:

	For the years ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)
Income from fixed maturities	$96,541	$94,776	$95,457
Income from short-term investments	2,383	3,744	5,844

Total gross investment income	98,924	98,520	101,301
Less: investment expenses	(2,650)	(1,280)	(1,781)

Net investment income	$96,274	$97,240	$99,520

        Under agreements with its cedants and in accordance with statutory requirements, the Company maintained fixed maturity securities in trust accounts of $370.0 million and $355.2 million as of December 31, 2003 and 2002, respectively, for the benefit of reinsured companies and for the protection of policyholders, generally in states in which the Company or its subsidiaries, as applicable, are not licensed or accredited.

        As part of its insured CDS business, the Company is party to certain contractual agreements that require collateral to be posted for the benefit of either party depending on ratings of the parties to the agreement and changes in fair value relative to applicable specified thresholds of the insured swap transactions. As of December 31, 2003 and 2002, the Company posted collateral of $154.8 million and $194.7 million, respectively, for the benefit of CDS customers.

10.    Reserve for Losses and Loss Adjustment Expenses

        The following table provides a reconciliation of the beginning and ending balances of the reserve for losses and LAE, including case, IBNR and portfolio reserves:

	For the years ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)
Balance as of January 1	$458,831	$401,079	$170,973
Less reinsurance recoverable	(100,826)	(70,092)	(14,836)

Net balance as of January 1	358,005	330,987	156,137
Incurred losses and loss adjustment expenses:
Current year	105,623	156,626	164,881
Prior years	38,987	(7,546)	12,661
Transfer/Novation of life, accident and health reinsurance reserves	—	(28,820)	—

	144,610	120,260	177,542
Loss and loss adjustment expenses paid and recovered
Current year	30,702	69,157	6,726
Prior years	69,133	20,633	22,349

	99,835	89,790	29,075
Value of reinsurance business assumed	(6,096)	(6,097)	26,419
Unrealized foreign exchange gain/(loss) on reserves revaluation	(3,785)	(2,645)	36
Net balance as of December 31	400,469	358,005	330,987
Plus reinsurance recoverable	122,124	100,826	70,092

Balance as of December 31	$522,593	$458,831	$401,079

        The financial guaranty case basis reserves have been discounted using a rate of 6% in 2003, 2002 and 2001, resulting in a discount of $19.8 million, $14.9 million and $8.0 million, respectively.

        The prior year development in 2003 of $39.0 million in the provision for losses and LAE is due in part to an increase of $25 million in case activity on the structured finance line of business due to credit deterioration in collateralized debt obligations assumed through reinsurance treaties. In addition, prior year development includes an increase in the case reserve on the WorldOmni auto residual value transaction (see note 15 "Commitments and Contingencies").

        In 2002, the favorable prior year development of $7.5 million in the provision for losses and LAE relates primarily to $3.3 million of higher than previously estimated salvage on a non-municipal transaction and $1.7 million of favorable development in the trade credit reinsurance line of business.

        In 2002, the Company transferred to an affiliate its LA&H book of business. This transfer had no impact on net income and resulted in a $28.8 million reduction of reserves related to the prior year with a corresponding reduction in premiums earned and deferred acquisition costs (see Note 14 for further details).

        The prior year adverse development for loss and LAE in 2001 of $12.7 million is mainly due to $9.5 million of losses incurred for the trade credit line of business plus accretion of the discounted reserves on prior years financial guaranty case basis reserves of $3.6 million. The adverse development in trade credit line of business was primarily due to deteriorating corporate credit environment and lower than previously estimated salvage values.

        Losses and loss adjustment expenses paid, net of recoveries, were $99.8 million, $89.8 million and $29.1 million, respectively, for the years ended 2003, 2002 and 2001. Of the total net loss payments, $77.1 million and $36.4 million, respectively, related to equity layer CDO losses paid in 2003 and 2002. In addition, during 2002, $11.6 million of losses were paid for a single name credit derivative and $13.3 million of losses were paid for a financial guaranty contract.

        The value of reinsurance business assumed represents the change in the value of reinsurance business assumed asset for retroactive reinsurance contracts.

11.    Income Taxes

        The Company's Bermuda subsidiaries are not subject to any income, withholding or capital gains taxes under current Bermuda law. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Bermuda subsidiaries will be exempt from taxation in Bermuda until March 2016.

        The Company's U.S. subsidiaries are subject to income taxes imposed by U.S. authorities and file U.S. tax returns.

        Assured Guaranty Corp., Assured Guaranty Risk Assurance Company, ACE Financial Services, ACE Asset Management, Assured Guaranty Financial Products and AFP Transferor Inc. have historically prepared a consolidated federal income tax return with ACE Prime Holding Inc., an affiliate of the Company. AGRO and its subsidiaries, Assured Guaranty Mortgage, ACTR and Assured Guaranty Inc., have historically filed a consolidated federal income tax return. AGRO, a Bermuda domiciled company, has elected under Section 953(d) of the Internal Revenue Code to be taxed as a U.S. domestic corporation. Historically each company has paid its proportionate share of the consolidated federal tax burden as if each company filed on a separate return basis with current period credit for net losses.

        The following table provides the Company's income tax provision and effective tax rates:

	For the years ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)
Current tax expense	$18,873	$17,858	$6,197
Deferred tax (benefit) expense	12,782	(7,267)	15,989

Provision for income taxes	$31,655	$10,591	$22,186

Effective tax rate	12.9%	12.7%	20.2%

        Reconciliation of the difference between the provision for income taxes and the expected tax provision at statutory rates in taxable jurisdictions was as follows:

	For the years ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)
Expected tax provision at statutory rates in taxable jurisdictions	$41,945	$19,875	$28,955
Tax-exempt interest	(10,319)	(9,536)	(8,647)
Other	29	252	1,878

Total provision for income taxes	$31,655	$10,591	$22,186

        The deferred income tax liability reflects the tax effect of the following temporary differences:

	As of December 31,
	2003	2002
	(in thousands of U.S. dollars)
Deferred tax assets:
Reserves for loss and loss adjustment expenses	$29,716	$32,566
Tax and loss bonds	16,071	16,071
Net operating loss carry forward	31,101	23,053
Unrealized losses on derivative financial instruments	10,084	25,091
Alternative minimum tax credit	2,711	2,159
Other	654	—

Total deferred income tax assets	90,337	98,940

Deferred tax liabilities:
Deferred acquisition costs	56,617	53,942
Unearned premium reserves	6,105	4,412
Contingency reserve	28,124	28,124
Unrealized appreciation on investments	33,441	33,585
Other	14,687	14,876

Total deferred income tax liabilities	138,974	134,939

Valuation allowance	7,000	7,000

Net deferred income tax liability	$55,637	$42,999

        As of December 31, 2003, AGRO had a standalone net operating loss carry-forward of $89 million, of which $66 million is available to offset future U.S. federal taxable income through 2017 and $23 million is available to offset future U.S. federal taxable income through 2023. As a Section 953(d)

company, any standalone net operating losses of AGRO are treated as dual consolidation losses and are not permitted to offset income of any other members of the consolidated group. Management believes it is more likely than not that $20 million of AGRO's $89 million net operating loss will not be utilized before it expires and has established a $7.0 million valuation allowance related to the net operating loss carry-forward deferred tax asset.

        As of December 31, 2003 and 2002, the Company had a current income payable of $2.8 million and $2.7 million, respectively.

12.    Reinsurance

        To limit its exposure on assumed risks, the Company enters into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily ACE subsidiaries, that cede a portion of the risk underwritten to other insurance companies. In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts. Direct, assumed, and ceded reinsurance amounts were as follows:

	For the years ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)
Premiums Written
Direct	$94,092	$249,975	$94,973
Assumed	255,144	167,183	347,877
Ceded	142,236	(64,699)	(236,288)

Net	$491,472	$352,459	$206,562

Premiums Earned
Direct	$133,859	$129,615	$52,406
Assumed	203,288	174,502	334,674
Ceded	(26,286)	(56,727)	(93,559)

Net	$310,861	$247,390	$293,521

Loss and loss adjustment expenses
Direct	$63,465	$122,602	$30,202
Assumed	116,012	30,627	223,110
Ceded	(34,867)	(32,969)	(75,770)

Net	$144,610	$120,260	$177,542

        Reinsurance recoverable on ceded unpaid losses and LAE as of December 31, 2003 and 2002 is $122.1 million and $100.8 million, respectively. Of these amounts, $100.1 million and $92.2 million, respectively, relate to reinsurance agreements with affiliates (See Note 14).

        The following table presents the affiliated and third party reinsurance recoverable balances on ceded losses and provides Standard & Poors ("S&P") ratings for individual reinsurers:

	As of December 31,
			S&P Rating
	2003	2002
	(in thousands of U.S. dollars)
ACE American	$83,221	$77,223	A+
ACE Bermuda	16,937	15,000	A+
Other non affiliated	21,966	8,603	BB-

Reinsurance recoverable on ceded unpaid loss and LAE	$122,124	$100,826

13. Insurance Regulations

        The principal source of cash for the payment of debt service and dividends by the Company is the receipt of dividends from Assured Guaranty Corp., a Maryland registered insurance company. Under current Maryland insurance law, as it applies to Assured Guaranty Corp., any proposed payment of a dividend or distribution may only be paid out of "earned surplus." "Earned surplus" is defined as the part of surplus that, after deduction of all losses, represents the net earnings, gains or profits that have not been distributed to shareholders as dividends, transferred to stated capital, transferred to capital surplus, or applied to other purposes permitted by law, but does not include unrealized capital gains or reevaluation of assets. If a dividend or distribution is an "extraordinary dividend," it must be reported to, and approved by, the Insurance Commissioner prior to payment. An "extraordinary dividend" is defined to be any dividend or distribution to stockholders, such as Assured Guaranty, which together with dividends paid during the preceding twelve months exceeds the lesser of 10% of Assured Guaranty Corp.'s policyholders' surplus at the preceding December 31 or 100% of Assured Guaranty's adjusted net investment income during that period. Further, an insurer may not pay any dividend or make any distribution to its shareholders unless the insurer notifies the Insurance Commissioner of the proposed payment within five business days following declaration and at least ten days before payment. The Insurance Commissioner may declare that such dividend not be paid if the Commissioner finds that the insurer's policyholders' surplus would be inadequate after payment of the dividend or could lead the insurer to a hazardous financial condition. The maximum amount available during 2004 for the payment of dividends by Assured Guaranty Corp. which would not be characterized as "extraordinary dividends" was approximately $25.6 million. Under Maryland insurance regulations, Assured Guaranty Corp. is required at all times to maintain a minimum surplus of $750,000. During the years ended December 31, 2003, 2002 and 2001, Assured Guaranty Corp. paid $10.0 million, $8.0 million and $5.5 million, respectively, in dividends.

        AGRI and AGRO's dividend distribution are governed by Bermuda law. Under Bermuda law, dividends may be paid out of the profits (defined as accumulated realized profits less accumulated realized losses). Distribution to shareholders may also be paid out of surplus, limited by requirements that the subject company must at all times (i) maintain the minimum share capital required under the Insurance Act of 1978 and (ii) have relevant assets in an amount at least equal to 75% of relevant liabilities, both as defined under the Insurance Act of 1978. Under these restrictions, the maximum allowable dividend payout by AGRI amounted to $569.1 million as of December 31, 2003. During 2003, AGRI paid dividends of $25 million to its parent, ACE Bermuda.

        Going forward, Assured Guaranty Corp. and AGRI have each committed to S&P and Moody's that it will not pay more than $10 million per year in dividends.

        Assured Guaranty Mortgage is a New York Insurance Company. Under the New York Insurance Law, Assured Guaranty Mortgage may declare or pay any dividend only out of "earned surplus," which is defined as that portion of the company's surplus that represents the net earnings, gains or profits (after deduction of all losses) that have not been distributed to shareholders as dividends or transferred to stated capital, capital surplus or contingency reserves, or applied to other purposes permitted by law, but does not include unrealized appreciation of assets. Additionally, no dividend may be declared or distributed in an amount which, together with all dividends declared or distributed by it during the preceding twelve months, exceeds the lesser of 10% of Assured Guaranty Mortgage's statutory surplus as shown on its latest statutory financial statement on file with the New York Superintendent of Insurance, or 100% of Assured Guaranty Mortgage's adjusted net investment income during that period, unless, upon prior application, the Superintendent approves a greater dividend or distribution after finding that the company will retain sufficient surplus to support its obligations and writings. The maximum amount available during 2002 and 2003, respectively, for the payment of dividends by

Assured Guaranty Mortgage which would not be characterized as "extraordinary dividends" was zero. Assured Guaranty Mortgage did not declare or pay any dividends during 2003.

        ACTR is subject to New York Insurance Law and the regulations promulgated there under governing title insurers. Accordingly, dividends may only be declared and distributed out of earned surplus as defined and only if such dividends do not reduce surplus to less than 50% of outstanding common share capital. Additionally, no dividend may be declared or distributed in an amount which, together with all dividends declared or distributed during the preceding 12 months, exceeds the lesser of 10% of outstanding common share capital unless, after deducting such dividends, surplus is at least equal to 50% of statutory reinsurance reserve or at least equal to $250,000, whichever is the greater. Subject to the above, the maximum dividend payable by ACTR during 2004 is $0.8 million. During 2003, ACTR paid $2.5 million of dividends to its parent, AGRO.

14. Related Party Transactions

        The following table summarizes the non-affiliated and affiliated components of each line item where applicable in the income statement:

	For the years ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)
Net earned premiums
Non-affiliated:
Gross written premiums	$337,034	$409,462	$272,615
Ceded written premiums	(1,787)	(3,302)	(8,338)

Net written premiums	335,247	406,160	264,277
(Increase)/decrease in net unearned premium reserves	(20,394)	(129,089)	(64,524)

Non-affiliated net earned premiums	$314,853	$277,071	$199,753

Affiliated:
Gross written premiums	$12,202	$7,696	$170,235
Ceded written premiums	144,023	(61,397)	(227,950)

Net written premiums	156,225	(53,701)	(57,715)
(Increase)/decrease in net unearned premium reserves	(160,217)	24,020	151,483

Affiliated net earned premiums	$(3,992)	$(29,681)	$93,768

Total	$310,861	$247,390	$293,521

Net investment income	96,274	97,240	99,520
Net realized investment gains	5,483	7,863	13,140
Unrealized gains/losses on derivative financial instruments
Non-affiliated	$103,633	$(54,158)	$(16,255)
Affiliated	(5,184)	—	—

Total	$98,449	$(54,158)	$(16,255)

Other income	1,219	3,623	2,930

Total revenues	$512,286	$301,958	$392,856

Loss and loss adjustment expenses
Non-affiliated	$158,271	$125,833	$64,074
Affiliated	(13,661)	(5,573)	113,468

Total	$144,610	$120,260	$177,542

Profit commission expense
Non-affiliated	$10,174	$9,807	$9,413
Affiliated	(339)	(1,264)	(406)

Total	$9,835	$8,543	$9,007

Acquisition costs
Non-affiliated	$62,906	$47,806	$48,147
Affiliated	1,994	594	2,953

Total	$64,900	$48,400	$51,100

Operating expenses	41,026	31,016	29,771
Goodwill amortization	—	—	3,785
Interest expense	5,738	10,579	11,548

Total expenses	$266,109	$218,798	$282,753
Income before provision for income taxes	246,177	83,160	110,103
Total provision for income taxes	31,655	10,591	22,186

Net income before cumulative effect of new accounting standard	$214,522	$72,569	$87,917
Cumulative effect of new accounting standard, net of taxes of ($12,277)	—	—	(24,104)

Net income	$214,522	$72,569	$63,813

The following table summarizes the affiliated components of each balance sheet item, where applicable:

	As of December 31,
	2003	2002
	(in thousands of U.S. dollars)
Assets
Prepaid reinsurance premiums	—	$162,428
Reinsurance recoverable on ceded losses	$100,158	92,223
Due from affiliate	115,000	—
Premiums receivable	923	1,290
Value of reinsurance business assumed	14,226	20,322
Other assets	1,471

Total affiliate assets	231,777	276,263
Non-affiliate assets	2,626,090	2,443,605

Total assets	$2,857,867	$2,719,868

Liabilities
Unearned premium reserves	$4,509	$6,720
Reserve for loss and loss adjustment expenses	185,375	189,805
Unrealized losses on derivative financial instruments	(5,184)	—
Funds held by Company under reinsurance agreements	9,250	24,795
Other liabilities	—	1,367

Total affiliate liabilities	193,950	222,687
Non-affiliate liabilities	1,226,293	1,239,945

Total liabilities	1,420,243	1,462,632
Total shareholder's equity	1,437,624	1,257,236

Total liabilities and shareholder's equity	$2,857,867	$2,719,868

The following table summarizes the non-affiliated and affiliated componentsts of cash flows from operations:

	As of December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)
Affiliated	$23,762	$(26,745)	$(95,994)
Non-affiliated	176,268	304,472	255,987

Net cash flows provided by operating activities	$200,030	$277,727	$159,993

        There was no impact on cash flows from investing activities from affiliated transactions. All financing cash flows are from affiliated transactions.

  Reinsurance agreements

        In September 2001, Assured Guaranty Corp. entered into an excess of loss reinsurance agreement with ACE Bermuda which was effective January 1, 2001. Under the terms of the agreement, the Company paid $52.5 million in premium, in two installments of $27.5 million and $25.0 million in September 2001 and March 2002, respectively, for a 10-year cover with a $150 million limit. In June 2003, this agreement was cancelled and the unearned premium of $39.8 million, loss reserves of $12.5 million and profit commission of $1.5 million were returned to Assured Guaranty Corp. This agreement was not replaced with a third party reinsurance contract. The Company ceded losses of $2.5 million and $10.0 million in 2003 and 2002, respectively, under this cover.

        Through its AGRI subsidiary, the Company is party to a reinsurance agreement with ACE Bermuda. On December 31, 2001, under the terms of the agreement, the Company paid ACE Bermuda $125 million of premium for a 25 year portfolio cover with a $5 million per risk deductible, a $50 million per risk limit and a $400 million aggregate limit. In December 2003, this agreement was cancelled and the unearned premium of $115.0 million and loss reserves of $16.9 million were returned to AGRI in January 2004. As of December 31, 2003, the Company recorded receivables of $131.9 million ($115 million in due from affiliate and $16.9 million in reinsurance recoverables) due from affiliate for the cancellation of this transaction. For the years 2003 and 2002, the Company ceded losses of $11.9 million and $5 million, respectively, under this cover.

        In March 2001, the Company entered into a reinsurance agreement with one of its affiliates, Westchester Fire Insurance Company, whereby the Company reinsured a portion of an auto residual value insurance contract. Losses and LAE incurred and premiums earned recorded at inception amounted to $84.8 million. The value of reinsurance business assumed recorded at the inception of the contract amounted to $31.5 million and represented the difference between the estimated ultimate amount of the losses assumed under the retroactive reinsurance contract of $116.3 million and the cash received of $84.8 million. As of December 31, 2003 and 2002, the value of reinsurance business assumed was $14.2 million and $20.3 million, respectively, and the reserve for losses and loss adjustment expenses was $116.3 million. In 2003, 2002 and 2001 the Company recorded amortization of the value of reinsurance business assumed in the amount of $6.1 million, $6.1 million and $5.1 million, respectively.

        In July 2001, the Company entered into a reinsurance transaction with an affiliate of ACE which it fully ceded to ACE American. Under the terms of these reinsurance agreements, the Company assumed and ceded premium of $6.0 million, $11.7 million and $73.8 million in 2003, 2002 and 2001, respectively. Under the terms of these reinsurance agreements, the Company assumed and ceded losses of $6.0 million, $16.3 million and $69.6 million in 2003, 2002 and 2001, respectively.

        In 2002, the Company transferred its LA&H business to several ACE affiliates. The transfer was retroactive and resulted in a reduction of net written and earned premiums of $40.2 million and $32.2 million, respectively, with a related reduction in losses and LAE incurred and acquisition costs of $28.8 and $3.4 million, respectively.

        In 2001, AGRI and ACE Bermuda entered into a funding facility agreement pursuant to which ACE Bermuda agreed to purchase up to $150 million of non-investment grade fixed income securities selected by AGRI, and AGRI agreed to enter into a total rate of return swap in respect of each security purchased. The aggregate amount received by AGRI under this funding facility agreement, net of the funding fee paid by AGRI, for the years ended December 31, 2003, 2002 and 2001 were approximately $4.8 million, $2.8 million and $0, respectively.

  Expense sharing agreements

        The Company is party to a number of service agreements with subsidiaries of ACE under which either we provide services to the subsidiaries of ACE, or they provide services to us, including those summarized below.

        The Company is party to an intercompany service agreement with ACE Financial Solutions International Ltd. whereby ACE Financial Solutions International provides administrative services, including accounts payable, payroll, human resources and other functions. For the years ended December 31, 2003, 2002 and 2001, the Company incurred expenses of approximately $0.5 million, $0.3 million and $0.2 million, respectively, under these intercompany service agreements.

        The Company provides a variety of administrative services to ACE American Insurance Company, ACE Asset Management Inc. and ACE Financial Services, including human resources, legal, data processing, accounting, tax and financial planning. The aggregate fees incurred under these services agreements for the years ended December 31, 2003, 2002 and 2001 were $3.4 million, $1.8 million and $0.3 million, respectively.

        In addition to these administrative services agreements, the Company has entered into an employee leasing agreement with an affiliate. Under this agreement, effective in 2001, the Company provides staffing services and is reimbursed for compensation costs. For the years ended December 31, 2003, 2002 and 2001, the Company was reimbursed approximately $9.6 million, $6.8 million and $5.5 million, respectively, under its employee leasing agreement.

        The Company also obtains staffing, payroll and related services from ACE INA Services (UK) Ltd. For the years ended 2003 and 2002, the Company incurred $1.1 million and $1.0 million in employee related expenses.

        The Company is party to an intercompany service agreement, effective in 2001, with ACE Asset Management whereby ACE Asset Management provides investment services such as determining asset allocation and reviewing performance of external investment managers. For the years ended December 31, 2003, 2002 and 2001, the Company incurred expenses of approximately $0.3 million, $0.3 million and $0.4 million, respectively, under this intercompany service agreement.

        ACE has historically provided certain general and administrative services to the Company, including tax consulting and preparation services, internal audit services and a liquidity facility line of credit. Allocated expenses included in the Company's financial statements related to these services were $0.6 million for 2003 and $0.5 million for each of the years ended December 31, 2002 and 2001.

  Non-Cash Capital Contributions

        During 2003 and 2002, ACE contributed capital of $3.7 million and $84.2 million, respectively to the Company. These were non-cash contributions. In 2003, the $3.7 million capital contribution was utilized to pay interest on long-term debt. The capital contribution in 2002 was primarily made for the purpose of the repayment of the Company's long-term debt and interest expense of $75.0 million and $6.9 million, respectively. See Note 17 for more details. In addition, $0.3 million of expenses relating to the Company's operations were paid by ACE increasing capital contributions in 2002. All expenses are net of related income taxes.

15. Commitments and Contingencies

        The Company and its subsidiaries are party to various lease agreements. As of December 31, 2003, future minimum rental payments under the terms of these operating leases for the office space are

$3.3 million for each of the years 2004 and 2005, $3.4 million in 2006, $3.3 million in 2007 and 2008, and $3.1 million in aggregate thereafter. These payments are subject to escalations in building operating costs and real estate taxes. Rent expense for the years ended December 31, 2003, 2002 and 2001 was approximately $3.4 million, $2.5 million and $2.3 million, respectively.

        On January 18, 2002, World Omni Financial Corp. ("World Omni") filed an action against Assured Guaranty Inc., a subsidiary of AGRO, in the United States District Court for the Southern District of New York entitled World Omni Financial Corp. v. ACE Capital Re Inc., Case no. 02 CV 0476 (RO). On September 20, 2002, World Omni amended its complaint to add AGRO as a defendant. The dispute arises out of a quota share reinsurance agreement between AGRO and JCJ Insurance Company ("JCJ"), an affiliate of World Omni, and an underlying residual value insurance policy issued by JCJ to World Omni, which insured residual value losses of World Omni with respect to a portfolio of automobile leases. Subject to the terms and conditions of the policy, the residual value insurance policy insures World Omni against losses (as defined in the policy) resulting from the value of leased vehicles at the end of the applicable lease term being less than what such value was assumed to have been at the inception of the applicable lease term. In the District Court action, World Omni has sought a declaratory judgment regarding AGRO's coverage obligations, if any, for such alleged losses, as well as damages for breach of contract based upon AGRO's refusal to pay claims asserted by World Omni. World Omni seeks $157.0 million, which is the limit of liability under the quota share reinsurance agreement, plus interest.

        AGRO and Assured Guaranty Inc. have denied World Omni's claims, and intend to contest them vigorously. The parties have submitted a joint motion to the District Court seeking to stay the litigation in favor of arbitration. No formal discovery has been taken.

        Through the third quarter of 2003, management believed that a settlement would be the most likely result of the World Omni dispute and loss reserves were based on the expectation of a settlement. As late as July 2003, meetings between the parties still suggested that a settlement was possible. However, subsequent meetings were repeatedly postponed and on November 4, World Omni advised the Company that they were no longer interested in furthering settlement discussions. In response, management decided to pursue arbitration and by late November significant progress was made in regard to agreeing on the terms for arbitration. Also during the fourth quarter, AGRO's reinsurer for the World Omni transaction was downgraded to below investment grade by S&P, Moody's and Fitch.

        At December 31, 2003 and 2002, the Company carried a reserve for losses and LAE, net of recoveries, of $32.2 million and $10.4 million, respectively, and a net unearned premium reserve of $4.2 million at December 31, 2002 with respect to the reinsurance agreement with JCJ.

        The Company engaged a consulting firm with expertise in auto residual value business to evaluate individual claims made by World Omni. During the fourth quarter of 2003, the Company completed its analysis of the individual claims and increased its reserve for losses and LAE to $54.2 million, which resulted in a loss of $17.6 million, net of reinsurance.

        Various other lawsuits have arisen in the ordinary course of the Company's business. It is the opinion of the Company's management, based upon the information available that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company's results of operations or liquidity in a particular quarter or fiscal year.

        The Company is party to reinsurance agreements with all of the major monoline primary financial guaranty insurance companies. The Company's facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

16. Concentrations

        The Company's client base includes all of the major monoline primary financial guaranty insurance companies, many banks and several European insurance and reinsurance companies. No client represented more than 10% of the Company's total gross premiums written for the years ended 2003, 2002 and 2001, except as indicated below. Of the Company's total gross premiums written for the year ended December 31, 2003, 25.3% and 10.8% came from Financial Security Assurance Inc. ("FSA") and Municipal Bond Investors Assurance Company, respectively, two of the four monoline primary financial guaranty insurance companies. For the year ended December 31, 2002, 10.9% came from Dresdner Bank, an investment bank. For the year ended December 31, 2001, 13.0% and 10.3% of gross written premiums came from FSA and Credit Suisse Group, an investment bank, respectively.

17. Long-Term Debt and Credit Facility

        The Company's combined financial statements have been adjusted to include long-term debt used to fund the Company's insurance operations, and related interest expense, as described below.

        The Company's long-term debt includes $75.0 million of cumulative monthly income preferred shares issued in 1994 through an affiliate of the Company, Capital Re LLC, a limited liability company organized under the laws of Turks and Caicos Islands. These securities pay monthly dividends at a rate of 7.65% and are mandatorily redeemable in January 2044. Capital Re LLC also has the option to redeem these shares in whole or in part on or after January 31, 1999 at the redemption price of $25 per share plus accumulated and unpaid dividends. At December 31, 2003 none of the three million outstanding shares were redeemed. Capital Re LLC exists solely for the purpose of issuing preferred and common shares and lending the proceeds to the Company to fund its business operations. The amount paid to preferred shareholders for each of the years ended 2003, 2002 and 2001, was approximately $5.7 million and is shown on the statement of operations as interest expense.

        The Company's long-term debt also consisted of $75 million of 7.75% debentures, which became due and were paid off in November 2002. During the years ended 2002 and 2001, the Company paid interest expense related to this long-term debt of $4.9 million and $5.8 million, respectively.

        The Company is party to a non-recourse credit facility with a syndicate of banks, which provides up to $175 million. This facility is specifically designed to provide rating agency qualified capital to further support the Company's claim paying resources. This agreement expires November 2010.

        The Company has entered into the following credit facilities, which are available for general corporate purposes:

  (i)
  The Company participates in a liquidity facility established for the benefit of ACE and certain of its subsidiaries. The overall facility is a 364-day credit agreement in the amount of $500 million with a syndicate of banks. The Company has a $50 million participation in the facility.

  (ii)
  The Company also participates in a liquidity facility established for the benefit of AGC Guaranty. The overall facility is a 364-day credit agreement in the amount of $140 million with a syndicate of banks. Under the terms of this liquidity facility the Company may be required to pledge collateral to one of the syndicate banks. If the amount of collateral posted for the benefit of Assured Guaranty Corp.'s CDS counterparties exceeds 11% of Assured Guaranty Corp.'s shareholders' equity, then an amount equal to that excess is required to be pledged to the issuing bank in order to maintain this facility. As of December 31, 2003, the Company did not have any collateral posted under this covenant.

  (iii)
  The Company has a $75 million line of credit facility from ACE-INA.

  (iv)
  The Company has a $50 million line of credit facility from ACE Bermuda.

        As of December 31, 2003, the Company has not drawn any amounts under its credit facilities.

18. Employee Benefit Plans

        The "ACE Limited 1999 Replacement Stock Plan" governs the Company's stock options and restricted stock awards. This plan was established in 1999, and permits grants of options, stock appreciation rights, stock units, performance shares, performance units, restricted stock and restricted stock units. Any such award shall be subject to such conditions, restrictions and contingencies as ACE determines. Current vesting provisions for stock options and restricted stock are 3 and 4 years, respectively. As of December 31, 2003, two million Ordinary Shares were available for grant under this plan.

Options

        Following is a summary of ACE options issued and outstanding for the years ended December 31, 2003, 2002 and 2001:

	Year of Expiration	Average Exercise Price	Options for Ordinary Shares
Balance as of December 31, 2000			1,644,677
Options granted	2011	$36.30	262,800
Options exercised		$15.55	(280,962)
Options forfeited		$27.89	(12,675)

Balance as of December 31, 2001			1,613,840
Options granted	2012	$43.85	386,500
Options exercised		$16.21	(475,140)
Options forfeited		$31.38	(22,806)

Balance as of December 31, 2002			1,502,394
Options granted	2013	$27.89	317,300
Options exercised		$16.33	(473,905)
Options forfeited		$37.79	(132,969)

Balance as of December 31, 2003			1,212,820

        The following table summarizes the range of exercise prices for outstanding options at December 31, 2003:

	Options outstanding			Options exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$11.30 – $15.00	14,228	1.17	$13.92	14,228	$13.92
$15.00 – $29.99	642,127	7.08	$21.46	372,827	$17.02
$30.00 – $43.90	556,465	7.75	$40.47	258,310	$39.21

	1,212,820			645,365

        The fair value of ACE options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2003, 2002, and 2001, respectively: dividend yield of 2.4%, 1.43%, and 1.65%; expected volatility of 32.4%, 35.2%, and 42.8%; risk free interest rate of 2.4%, 4.01%, and 4.84% and an expected life of four years for each year.

Employee Stock Purchase Plan

        The Company participates in ACE's Employee Stock Purchase Plan ("ESPP"). Participation in the plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant's compensation or $25,000, whichever is less. Participants may purchase shares at a purchase price equal to 85 percent of the lesser of the fair market value of the stock on the first day or the last day of the subscription period. Pursuant to the provisions of the ESPP, during 2003, 2002, and 2001, employees paid $0.2 million annually to purchase 9,049, shares, 8,874 shares, and 6,389 shares, respectively.

Restricted Stock Awards

        Under ACE's long-term incentive plans, 117,400, 96,500 and 81,100 restricted ACE Ordinary Shares were awarded during the years ended December 31, 2003, 2002 and 2001, respectively, to officers of the Company. These shares vest at various dates through December 2007, 2006 and 2005, respectively.

        The following table includes a roll-forward of unearned stock grant compensation:

Unearned stock grant compensation
(in thousands of U.S. dollars)
Balance, December 31, 2000	$366
Stock grants awarded in 2001	2,860
Stock grants forfeited in 2001	—
Amortization in 2001	(836)

Balance, December 31, 2001	$2,390

Stock grants awarded in 2002	4,375
Stock grants forfeited in 2002	(127)
Amortization in 2002	(1,920)

Balance, December 31, 2002	$4,718

Stock grants awarded in 2003	4,767
Stock grants forfeited in 2003	(1,159)
Amortization in 2003	(2,847)

Balance, December 31, 2003	$5,479

Defined Contribution Plan

        The Company maintains a savings incentive plan, which is qualified under Section 401K of the Internal Revenue Code. The savings incentive plan is available to all full-time employees with a minimum of six months of service. Eligible participants may contribute a percentage of their salary subject to a maximum of $12,000 for 2003. Contributions are matched by the Company at a rate of 100% up to 7% of the participant's compensation subject to certain limitations and vest at a rate of 33.3% per year starting with the second year of service. The Company contributed approximately $1.3 million in 2003 and $1.0 million in 2002 and 2001.

Profit Sharing Plan

        The Company maintains a profit sharing plan, which is available to all full-time employees with a minimum of six months of service. Annual contributions to the plan are at the discretion of the Board of Directors. The plan contains a qualified portion and a non-qualified portion. Total expense incurred under the plan amounted to approximately $1.2 million in 2003, $1.0 million in 2002, and $1.0 million in 2001.

19. Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share:

	For the years ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars except per share amounts)
Income before cumulative effect of new accounting standard	$214,522	$72,569	$87,917
Cumulative effect of new accounting standard	—	—	(24,104)

Net income	$214,522	$72,569	$63,813

Basic shares	75,000	75,000	75,000
Stock options	—	—	—

Diluted shares	75,000	75,000	75,000

Income before cumulative effect of new accounting standard:
Basic EPS	$2.86	$0.97	$1.17
Diluted EPS	$2.86	$0.97	$1.17
Cumulative effect of new accounting standard:
Basic EPS	—	—	(0.32)
Diluted EPS	—	—	(0.32)
Net Income:
Basic EPS	$2.86	$0.97	$0.85
Diluted EPS	$2.86	$0.97	$0.85

20. Fair Value of Financial Instruments

        The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. These determinations were made based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and therefore, they may not necessarily be indicative of the amount the Company could realize in a current market exchange.

Fixed maturity securities

        The fair value for fixed maturity securities shown in Note 9 is based on quoted market prices.

Cash and short-term investments

        The carrying amount reported in the balance sheet for these instruments is cost, which approximates fair value due to the short-term maturity of these instruments.

Unearned premium reserve

        The fair value of the Company's unearned premium reserve is based on the estimated cost of entering into a cession of the entire portfolio with third party reinsurers under current market conditions. This figure was determined by using the statutory basis unearned premium reserve, net of deferred acquisition costs.

Long-term debt

        The fair value of the Company's $75 million of mandatorily redeemable preferred securities is based on the closing price per share on the New York Stock Exchange at the year-end date. The fair value of $75 million of outstanding debentures is determined based on the projected cash flows discounted by the sum of the seven-year U.S. Treasury yield at the year-end date and the appropriate credit spread for the similar debt instruments.

Financial Guaranty Installment premiums

        The fair value is derived by calculating the present value of the estimated future cash flow stream discounted at 6.0%.

	As of December 31, 2003		As of December 31, 2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands of U.S. dollars)
Assets:
Fixed maturity securities	$2,052,217	$2,052,217	$1,908,061	$1,908,061
Cash and short-term investments	169,882	169,882	153,791	153,791
Liabilities:
Unearned premium reserve	625,429	591,585	613,341	580,671
Long-term debt	75,000	76,230	75,000	74,550
Off-Balance Sheet Instruments:
Financial guaranty installment premiums	$—	$309,812	—	$260,181

21. Segment Reporting

        The Company has four principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and includes credit support for credit default swaps; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; (3) mortgage guaranty, which includes mortgage guaranty insurance and reinsurance whereby the Company provides protection against the default of borrowers on mortgage loans; and (4) other, which includes several lines of business in which the Company is no longer active, including trade credit reinsurance, title reinsurance, auto residual value reinsurance and the credit protection of equity layers of CDOs, as well as life, accident and health reinsurance.

        The Company's reportable business segments are strategic business units that offer different products and services. They are managed separately since each business requires different marketing strategies and underwriting skill sets.

        The Company does not segregate certain assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates certain operating expenses to each segment by one of two methods. For the financial guaranty direct and financial guaranty reinsurance segments, the Company identifies expenses related to staff that either directly acquire or service the business. The remaining expenses are generally allocated based on the expense ratios produced by the directly allocated expenses of these segments. For the mortgage guaranty and other segments, the Company identifies expenses related to staff that directly acquire business and allocates remaining expenses in proportion to the number of staff allocated directly to each segment. Management uses underwriting gains and losses as the primary measure of each segment's financial performance. The following table summarizes the components of underwriting gain (loss) for each reporting segment:

	Year ended December 31, 2003
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Mortgage	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$71.2	$168.7	$24.4	$84.9	$349.2
Net written premiums	70.0	162.1	24.4	235.0	491.5
Net earned premiums	70.2	92.9	27.6	120.2	310.9
Loss and loss adjustment expenses	16.3	25.7	(0.7)	103.3	144.6
Profit commission expense	—	1.5	7.3	1.0	9.8
Acquisition costs	2.8	33.9	5.0	23.2	64.9
Operating expenses	21.6	7.0	4.6	7.9	41.0

Underwriting gain (loss)	$29.5	$24.8	$11.4	$(15.2)	$50.5

	Year ended December 31, 2002
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Mortgage	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$47.4	$84.6	$47.6	$237.6	$417.2
Net written premiums	46.3	82.6	47.6	175.9	352.5
Net earned premiums	43.9	79.3	45.3	78.9	247.4
Loss and loss adjustment expenses	25.4	5.3	8.9	80.6	120.3
Profit commission expense	(0.1)	0.5	8.3	(0.1)	8.6
Acquisition costs	2.4	29.0	8.0	9.0	48.4
Operating expenses	12.5	4.9	3.9	9.7	31.0

Underwriting gain (loss)	$3.6	$39.6	$16.2	$(20.3)	$39.2

	Year ended December 31, 2001
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Mortgage	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$46.0	$70.4	$47.4	$279.1	$442.9
Net written premiums	43.5	68.6	47.6	46.9	206.6
Net earned premiums	30.0	62.2	39.7	161.6	293.5
Loss and loss adjustment expenses	3.0	5.1	6.2	163.2	177.5
Profit commission expense	(0.1)	—	9.2	(0.1)	9.0
Acquisition costs	0.9	24.7	7.2	18.3	51.1
Operating expenses	9.2	6.4	2.5	11.7	29.8

Underwriting gain (loss)	$17.0	$26.0	$14.6	$(31.5)	$26.1

        The following is a reconciliation of total underwriting gain to income before provision for income taxes for the years ended:

	December 31,
	2003	2002	2001
	(in millions of U.S. dollars)
Total underwriting gain	$50.5	$39.2	$26.1
Net investment income	96.3	97.2	99.5
Net realized investment gains	5.5	7.9	13.1
Unrealized gains (losses) on derivative financial instruments	98.4	(54.2)	(16.3)
Other income	1.2	3.6	2.9
Goodwill amortization	—	—	(3.8)
Interest expense	(5.7)	(10.6)	(11.5)

Income before provision for income taxes	$246.2	$83.2	$110.1

        The following table provides the lines of businesses from which each of the Company's four reporting segments derive their net earned premiums:

	Years ended, December 31,
Net Premiums Earned by Segment and Line of Business
	2003	2002	2001
	(in millions of U.S. dollars)
Financial guaranty direct:
Financial guaranty direct	$70.2	$43.9	$30.0
Financial guaranty reinsurance:
Municipal finance	$52.9	$42.7	$31.1
Structured finance	40.0	36.6	31.1

Total	92.9	79.3	62.2
Mortgage guaranty reinsurance:
Mortgage guaranty reinsurance	$27.6	$45.3	$39.7
Other segment:
Equity layer credit protection	$61.8	$84.0	$21.0
Trade credit reinsurance	51.2	27.8	23.5
Title reinsurance	10.7	7.3	6.5
Life, accident and health reinsurance	—	(32.2)	24.6
Auto residual value reinsurance	4.2	2.3	91.3
Affiliate reinsurance	(7.7)	(10.3)	(5.3)

Total	$120.2	$78.9	$161.6

        Our other segment consists of certain non-core lines of business that we have stopped, or intend to stop, writing, including equity layer credit protection, trade credit reinsurance, title reinsurance, LA&H reinsurance and auto residual value reinsurance. Also included in the other segment is the impact of the affiliate reinsurance transactions, that were purchased by management for the benefit of all of the Company's reporting segments. The Company does not allocate the cost nor the related benefit of these transactions to the reporting segments but rather records the impact of these transactions in the other segment (See Note 14). The Company manages these exited lines of business by focusing on the net earned premiums and the underwriting gain/(loss). The following table provides underwriting gain/(loss) by line of business for the other segment.

	Years Ended, December 31,
Other Segment
	2003	2002	2001
	(in millions of U.S. dollars)
Underwriting gain/(loss):
Equity layer credit protection	$(1.0)	$(19.7)	$(18.4)
Trade credit reinsurance	(3.3)	(0.3)	(0.3)
Title reinsurance	6.8	3.3	1.1
Life accident and health reinsurance	(0.6)	(1.3)	1.2
Auto residual value reinsurance	(24.5)	(8.1)	(10.0)
Affiliate reinsurance	7.4	5.8	(5.1)

Total	$(15.2)	$(20.3)	$(31.5)

        The following table summarizes the Company's gross written premium by geographic region. Allocations have been made on the basis of location of risk.

	Years ended December 31,
	2003		2002		2001
	(in millions of U.S. dollars)
North America	$283.4	81.1%	$369.7	88.6%	$413.2	93.3%
United Kingdom	24.0	6.9	16.5	4.0	16.9	3.8
Europe	36.7	10.5	20.8	5.0	8.4	1.9
Australia	3.2	0.9	7.3	1.8	2.9	0.7
Other	1.9	0.6	2.9	0.7	1.5	0.3

Total	$349.2	100.0%	$417.2	100.0%	$442.8	100.0%

22. Subsidiary issuer information

        The following tables present the condensed combined financial information for Assured Guaranty Ltd. (the "Parent Guarantor"), Assured Guaranty US Holdings, Inc. (the "Subsidiary Issuer") at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001. The Subsidiary Issuer is a direct wholly-owned subsidiary of the Parent Guarantor. The Parent Guarantor fully and unconditionally guarantees the debt of the Subsidiary Issuer.

CONDENSED COMBINED BALANCE SHEET
AT DECEMBER 31, 2003
(in thousands of U.S. dollars)

Assurance Guaranty Ltd. Balance Sheet	Assured Guaranty Ltd. (Parent Company)	Assured Guaranty US Holdings, Inc.	Other Subsidiaries	Combining Adjustments	Assured Guaranty Ltd. Combined
Assets
Total investments and cash	$—	$1,205,536	$1,016,563	$—	$2,222,099
Investment is subsidiaries	1,512,068	—	—	(1,512,068)	—
Deferred acquistion costs	—	146,926	28,297	3,450	178,673
Reinsiurance recoverable	—	—	122,124	—	122,124
Goodwill	—	87,062	—	—	87,062
Premiums receivable	—	28,434	155,631	(5,068)	178,997
Other	12	36,227	45,731	(13,058)	68,912

Total assets	$1,512,080	$1,504,185	$1,368,346	$(1,526,744)	$2,857,867

Liabilities and shareholder's equity
Liabilities
Unearned premium reserves	$—	$389,027	$240,367	$(3,965)	$625,429
Reserve for losses and loss adjustment expenses	—	106,252	416,341	—	522,593
Profit commissions payable	—	4,007	67,230	—	71,237
Deferred income taxes	—	78,054	(22,781)	364	55,637
Long-term debt	—	—	—	75,000	75,000
Other	—	47,719	34,247	(11,619)	70,347

Total liabilities	—	625,059	735,404	59,780	1,420,243

Total shareholders equity	1,512,080	879,126	632,942	(1,586,524)	1,437,624

Total liabilities and shareholders equity	$1,512,080	$1,504,185	$1,368,346	$(1,526,744)	$2,857,867

CONDENSED COMBINED BALANCE SHEET
AT DECEMBER 31, 2002
(in thousands of U.S. dollars)

Assurance Guaranty Ltd. Balance Sheet	Assured Guaranty Ltd. (Parent Company)	Assured Guaranty US Holdings, Inc.	Other Subsidiaries	Combining Adjustments	Assured Guaranty Ltd. Combined
Assets
Total investments and cash	$—	$1,021,982	$1,039,870	$—	$2,061,852
Investment in subsidiaries	1,327,958	—	—	(1,327,958)	—
Deferred acquistion costs	—	135,884	18,033	3,382	157,299
Reinsiurance recoverable	—	10,000	101,675	(10,849)	100,826

Due from affliate	—	—	—	—	—
Goodwill	—	87,062	—	—	87,062
Premiums receivable	—	28,252	41,205	(8,177)	61,280
Other	—	77,392	185,128	(10,971)	251,549

Total assets	$1,327,958	$1,360,572	$1,385,911	$(1,354,573)	$2,719,868

Liabilities and shareholder's equity
Liabilities
Unearned premium reserves	$—	$352,551	$266,708	$(5,918)	$613,341
Reserve for losses and loss adjustment expenses	—	72,650	397,030	(10,849)	458,831
Profit commissions payable	—	3,311	92,521	—	95,832
Deferred income taxes	—	53,559	(13,164)	2,604	42,999
Long-term debt	—	—	—	75,000	75,000
Other	—	103,672	89,687	(16,730)	176,629

Total liabilities	—	585,743	832,782	44,107	1,462,632

Total shareholders equity	$1,327,958	$774,829	$553,129	$(1,398,680)	$1,257,236

Total liabilities and shareholders equity	$1,327,958	$1,360,512	$1,385,911	$(1,354,573)	$2,719,868

CONDENSED COMBINED STATEMENT OF OPERATIONS
AT DECEMBER 31, 2003
(in thousands of U.S. dollars)

Statement of Operations	Assured Guaranty Ltd. (Parent Co.)	Assured Guaranty US Holdings, Inc.	Other Subsidiaries	Combining Adjustments	Assured Guaranty Ltd. Combined
Revenues
Net written premiums	$—	$258,548	$232,924	$—	$491,472
Net earned premiums	—	177,400	133,461	—	310,861
Net investment income	—	47,229	49,045	—	96,274
Net realized gains	—	2,092	3,391	—	5,483
Unrealized gains (losses) on derivative financial instruments	—	48,905	55,572	(6,028)	98,449
Other revenues	—	949	2,291	(2,021)	1,219

Total revenues	$—	$276,575	$243,760	$(8,049)	$512,286

Expenses
Loss and loss adjustment expenses	$—	$55,054	$89,556	$—	$144,610
Acquisition costs and other operating expenses	—	72,197	45,652	(2,088)	115,761
Other	—	—	—	5,738	5,738

Total expenses	$—	$127,251	$135,208	$3,650	$266,109

Income before provision for income taxes	$—	$149,324	$108,552	$(11,699)	$246,177
Total provision for income taxes	—	43,143	(7,241)	(4,247)	31,655

Net income	$—	$106,181	$115,793	$(7,452)	$214,522

CONDENSED COMBINED STATEMENT OF OPERATIONS
AT DECEMBER 31, 2002
(in thousands of U.S. dollars)

Assurance Guaranty Ltd. Statement of Operations	Assured Guaranty Ltd. (Parent Co.)	Assured Guaranty US Holdings, Inc.	Other Subsidiaries	Combining Adjustments	Assured Guaranty Ltd. Combined
Revenues
Net written premiums	$—	$124,619	$227,840	$—	$352,459
Net earned premiums	—	112,420	134,970	—	247,390
Net investment income	—	46,741	50,499	—	97,240
Net realized gains	—	7,530	333	—	7,863
Unrealized gains (losses) on derivative financial instruments	—	(36,884)	(20,886)	3,612	(54,158)
Other revenues	—	707	4,974	(2,058)	3,623

Total revenues	$—	$130,514	$169,890	$1,554	$301,958

Expenses
Loss and loss adjustment expenses	$—	$24,898	$95,362	$—	$120,260
Acquisition costs and other operating expenses	—	50,028	36,026	1,905	87,959
Other	—	—	—	10,579	10,579

Total expenses	$—	$74,926	$131,388	$12,484	$218,798

Income before provision for income taxes	—	$55,588	$38,502	$(10,930)	$83,160
Total provision for income taxes	—	10,258	3,633	(3,300)	10,591

Net income	$—	$45,330	$34,869	$(7,630)	$72,569

CONDENSED COMBINED STATEMENT OF OPERATIONS
AT DECEMBER 31, 2001
(in thousands of U.S. dollars)

Assurance Guaranty Ltd. Statement of Operations	Assured Guaranty Ltd. (Parent Co.)	Assured Guaranty US Holdings, Inc.	Other Subsidiaries	Combining Adjustments	Assured Guaranty Ltd. Combined
Revenues
Net written premiums	$—	$88,997	$117,565	$—	$206,562
Net earned premiums	—	77,662	215,859	—	293,521
Net investment income	—	46,493	53,027	—	99,520
Net realized gains	—	10,204	2,936	—	13,140
Unrealized gains (losses) on derivative financial instruments	—	4,916	(21,665)	494	(16,255)
Other revenues	—	633	3,408	(1,111)	2,930

Total revenues	$—	$139,908	$253,565	$(617)	$392,856

Expenses
Loss and loss adjustment expenses	$—	$6,117	$171,425	$—	$177,542
Acquisition costs and other operating expenses	—	38,375	53,192	(1,689)	89,878
Other	—	3,785	—	11,548	15,333

Total expenses	$—	$48,277	$224,617	$9,859	$282,753

Income before provision for income taxes	$—	$91,631	$28,948	$(10,476)	$110,103
Total provision for income taxes	—	25,600	432	(3,846)	22,186

Net income before cumulative effect of new accounting standard	—	66,031	28,516	(6,630)	87,917
Cumulative effect of new accounting standard	—	(22,800)	(909)	(395)	(24,104)

Net income	$—	$43,231	$27,607	$(7,025)	$63,813

CONDENSED COMBINED STATEMENT OF CASH FLOWS
AT DECEMBER 31, 2003
(in thousands of U.S. dollars)

Assurance Guaranty Ltd. Statement of Cash Flows	Assured Guaranty Ltd. (Parent Co.)	Assured Guaranty US Holdings, Inc.	Other Subsidiaries	Combining Adjustments	Assured Guaranty Ltd. Combined
Net cash flows provided by operating activities	$—	$176,821	$23,209	$—	$200,030

Cash flows from investing activities
Fixed maturity securities:
Purchases	—	(408,660)	(494,275)	—	(902,935)
Sales	—	240,401	379,186	—	619,587
Maturities	—	3,000	124,532	—	127,532
Other	—	6,273	4,246	—	10,519

Net cash (used in) provided by investing activities	—	(158,986)	13,689	0	(145,297)

Cash flows from financing activities
Dividends paid	—	(10,000)	(25,000)	—	(35,000)

Net cash used in financing activities	—	(10,000)	(25,000)	0	(35,000)

Increase in cash and cash equivalants	—	7,835	11,898	—	19,733
Cash and cash equivalants at beginning of year	—	3,046	6,399	—	9,445
Effect of exchange rate changes	—	3,187	—	—	3,187

Cash and cash equivalants at end of year	$—	$14,068	$18,297	$—	$32,365

CONDENSED COMBINED STATEMENT OF CASH FLOWS
AT DECEMBER 31, 2002
(in thousands of U.S. dollars)

Assurance Guaranty Ltd. Statement of Cash Flows	Assured Guaranty Ltd. (Parent Co.)	Assured Guaranty US Holdings, Inc.	Other Subsidiaries	Combining Adjustments	Assured Guaranty Ltd. Combined
Net cash flows provided by operating activities	$—	$47,934	$229,793	$—	$277,727

Cash flows from investing activities
Fixed maturity securities:
Purchases	—	(667,060)	(814,684)	—	(1,481,744)
Sales	—	577,428	388,038	—	965,466
Maturities	—	—	284,899	—	284,899
Other	—	22,974	(58,599)	—	(35,625)

Net cash used in investing activities	—	(66,658)	(200,346)	—	(267,004)

Cash flows from financing activities
Dividends paid	—	(8,000)	—	—	(8,000)
Other	—	2,000	—	—	2,000

Net cash used in financing activities	—	(6,000)	—	—	(6,000)

Increase (decrease) in cash and cash equivalants	—	(24,724)	29,447	—	4,723
Cash and cash equivalants at beginning of year	—	371	3,814	—	4,185
Effect of exchange rate changes	—	537	—	—	537

Cash and cash equivalants at end of year	—	(23,816)	33,261	—	9,445

CONDENSED COMBINED STATEMENT OF CASH FLOWS
AT DECEMBER 31, 2001
(in thousands of U.S. dollars)

Assurance Guaranty Ltd. Statement of Cash Flows	Assured Guaranty Ltd. (Parent Co.)	Assured Guaranty US Holdings, Inc.	Other Subsidiaries	Combining Adjustments	Assured Guaranty Ltd. Combined
Net cash flows provided by operating activities	$—	$38,229	$121,764	$—	$159,993

Cash flows from investing activities
Fixed maturity securities:
Purchases	—	(876,701)	(494,679)	—	(1,371,380)
Sales	—	835,421	324,993	—	1,160,414
Maturities	—	4,500	17,429	—	21,929
Other	—	(25,478)	57,315	—	31,837

Net cash used in investing activities	—	(62,258)	(94,942)	—	(157,200)

Cash flows from financing activities
Dividends paid	—	(5,500)	—	—	(5,500)
Other	—	310	—	—	310

Net cash used in financing activities	—	(5,190)	—	—	(5,190)

Increase (decrease) in cash and cash equivalants	—	(29,219)	26,822	—	(2,397)
Cash and cash equivalants at beginning of year	—	2,239	4,401	—	6,640
Effect of exchange rate changes	—	(58)	—	—	(58)

Cash and cash equivalants at end of year	$—	$(27,038)	$31,223	$—	$4,185

SUPPLEMENTAL PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION (UNAUDITED)

        As a newly formed company, Assured Guaranty Ltd. has no actual results of operations. In this prospectus, we therefore are presenting pro forma combined financial information with respect to the businesses that ACE transferred to us as described under "Formation Transactions," upon the completion of the IPO. This pro forma combined financial information is intended to illustrate the performance of our business following completion of the IPO and as if we had commenced our operations as of the beginning of the year.

        The pro forma adjustments include (a) the estimated incremental operating costs that we will incur as a stand-alone public company, primarily for a holding company executive management team, board of directors' fees, directors' and officers' liability insurance, independent auditors' fees and the cost of changes in vendors or payment terms related to certain services currently provided by ACE, (b) long-term debt included in the historical combined financial statements that will be excluded from the Formation Transactions, and interest thereon, (c) the estimated effects of debt expected to be issued (and related interest expense at 6% per annum) and related return of capital to ACE as described under "Formation Transactions", (d) the incremental cost of separate executive stock option and restricted stock programs, and (e) related U.S. income taxes at 35%, where applicable.

        The following table summarizes the pro forma effects on historical combined net income for the year ended December 31, 2003 and on historical combined shareholder's equity as of December 31, 2003.

		Year ended
		December 31, 2003	As of December 31, 2003
		(in thousands of U.S. dollars)
Historical combined net income		$214,522
Historical combined shareholder's equity			$1,437,624
(a)	Estimated incremental operating costs	(14,000)	—
(b)	Long-term debt retained by ACE		75,000
	Interest on long-term debt retained by ACE	5,738
(c)	Interest on long-term debt to be issued	(12,000)
	Return of capital to ACE	—	(200,000)
(d)	Stock option and restricted stock programs	(1,606)	(2,830)
(e)	Related income tax benefit	4,963	1,831

Pro forma net income		$197,617

Pro forma shareholder's equity			$1,311,625

Supplemental Pro Forma Condensed Combined Statement of
Operations of Assured Guaranty Ltd. (Unaudited)

	Year ended December 31, 2003
	Historical		Adjustments	Pro Forma
	(in thousands of U.S. dollars except per share amounts)
Revenues	$512,286		—	$512,286

Expenses
Other expenses	219,345			219,345
Other operating expenses	41,026	(a)	$14,000	56,632
		(d)	1,606
Interest expense	5,738	(b)	(5,738)
		(c)	12,000	12,000

Total expenses	266,109		21,868	287,977

Income before provision for income taxes	246,177		(21,868)	224,309
Total provision for income taxes	31,655	(e)	(4,963)	26,692

Net income	$214,522		$(16,905)	$197,617

Earnings Per Share:
Basic	$2.86		$(0.23)	$2.63
Diluted	$2.86		$(0.23)	$2.63

See "Notes to Supplemental Pro Forma Condensed Combined Financial Information (Unaudited)."

Supplemental Pro Forma Condensed Combined Balance Sheet of
Assured Guaranty Ltd. (Unaudited)

	As of December 31, 2003
	Historical		Adjustments	Pro Forma
	(in thousands of U.S. dollars)
Assets	$2,857,867	(d)	$(2,830)	$2,855,037

Liabilities and shareholder's equity
Liabilities
Other liabilities	$1,345,243	(e)	$(1,831)	$1,343,412
Long-term debt	75,000	(b)	(75,000)
		(c)	200,000	200,000

Total liabilities	1,420,243		123,169	1,543,412

Shareholder's equity
Common stock	16,403	(d)	9	759
		(f)	(15,653)
Additional paid-in capital	955,490	(b)	75,000
		(c)	(200,000)
		(d)	20,852
		(f)	396,150	1,247,492
Unearned stock grant compensation	(5,479	)(d)	(12,332)	(17,811)
Retained earnings	390,025	(f)	(380,497)	—
		(d)	(9,528)
Accumulated other comprehensive income	81,185		—	81,185

Total shareholder's equity	1,437,624		(125,999)	1,311,625

Total liabilities and shareholder's equity	$2,857,867		$(2,830)	$2,855,037

See "Notes to Supplemental Pro Forma Condensed Combined Financial Information (Unaudited)."

Notes to Supplemental Pro Forma Condensed Combined
Financial Information (Unaudited)

        The following describe amounts included in the "Adjustments" columns:

  (a)
  Estimated incremental operating costs—As a stand-alone public company, Assured Guaranty will incur additional operating expenses, including executive compensation, board of directors' fees, directors and officers' liability insurance and independent auditors' fees. In addition, certain services previously provided by ACE at cost may be higher as a stand-alone company.

  (b)
  Long-term debt retained by ACE—$75 million of monthly income preferred securities are included in our historical combined financial statements because the proceeds of such debt were used to fund our operations. However, this debt is excluded from the Formation Transactions and will be retained by ACE. This adjustment is to remove this debt from the balance sheet and interest expense from the statement of operations.

  (c)
  Debt to be issued and return of capital to ACE—As described under "Formation Transactions", we will be issuing $200 million of debt and making a $200 million return of capital to ACE which is reflected in the pro forma balance sheet. Interest expense on this debt was calculated at 6% per year.

  (d)
  Stock options and restricted stock programs—As described under "Management—Transition from ACE to Assured Guaranty Plans", upon completion of the IPO any unvested ACE options immediately vested and the value of ACE restricted shares forfeited were placed into a trust resulting in one-time after-tax charges of $2.5 million and $7.0 million, respectively, which are reflected in retained earnings on the pro forma balance sheet but are not reflected on the pro forma statement of operations because they are non-recurring charges. In connection with these events, Assured Guaranty received $5.5 million from ACE for the book value of unrestricted stock grant compensation and Assured Guaranty contributed $8.3 million, the value of ACE restricted shares forfeited, into a trust.

  Additionally, as described under "Management—Transition from ACE to Assured Guaranty Plans", awards of options and restricted shares were made to certain officers and employees in connection with the IPO. The pro forma balance sheet includes $17.8 million of restricted shares that were issued to officers and employees upon completion of the IPO under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan. The pro forma statement of operations includes an additional $1.6 million expense, which represents the first-year cost of the Assured restricted share program of $4.4 million less the $2.8 million cost of the ACE restricted share program in 2003, and related income taxes of $0.3 million. The basic and diluted earnings per share calculations are not impacted by the stock options and restricted shares awarded since the stock options will be issued at the initial public offering price and the restricted shares are unvested.

  (e)
  Related income taxes have been provided at the 35% marginal U.S. corporate tax rate for any pro forma adjustments that will occur in our U.S. subsidiaries. Income tax has not been provided for pro forma adjustments that will occur in our Bermuda holding company or Bermuda subsidiaries.

  (f)
  As part of the Formation Transactions, 75.9 million shares at $0.01 par value per share were issued and outstanding. The change in the shares outstanding and par value per share are reflected in this balance sheet adjustment. Also, our historical combined retained earnings will be transferred to additional paid-in-capital in consolidation with the newly formed Assured Guaranty, which will have zero retained earnings at inception.

$200,000,000

Assured Guaranty US Holdings Inc.

7.00% Senior Notes due 2034

Fully and Unconditionally Guaranteed by

Assured Guaranty Ltd.

PROSPECTUS
May 13, 2004

Banc of America Securities LLC

JPMorgan

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Table of Contents
PROSPECTUS SUMMARY
Corporate Structure
The Offering
Recent Developments
Gross Written Premiums by Segment
Net Premiums Earned by Segment
Combined Ratio
Summary Combined Financial Information of Assured Guaranty
RISK FACTORS
FORWARD-LOOKING STATEMENTS
FORMATION TRANSACTIONS
ASSURED GUARANTY US HOLDINGS INC.
USE OF PROCEEDS
CAPITALIZATION OF ASSURED GUARANTY
SELECTED COMBINED FINANCIAL INFORMATION
PRO FORMA COMBINED FINANCIAL INFORMATION OF ASSURED GUARANTY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
U.K. Private Finance Initiative Issuance
International Financial Guaranty Insurance
Net Par Outstanding By Product Line
Mortgage Guaranty Risk In Force By Geographic Region
Mortgage Guaranty LTV by Geographic Region
Mortgage Guaranty Insurance and Reinsurance Risk in Force by U.S. Jurisdictions
MANAGEMENT
Summary Compensation Table
2003 Option Grants
Option Values as of December 31, 2003
BENEFICIAL OWNERSHIP OF COMMON SHARES
RELATIONSHIP WITH ACE
MATERIAL TAX CONSIDERATIONS
DESCRIPTION OF NOTES AND GUARANTEES
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS AND OTHER MATTERS
INDEX TO FINANCIAL STATEMENTS ASSURED GUARANTY LTD.
Report of Independent Auditors
Assured Guaranty Ltd. Balance Sheet as of August 21, 2003 (Date of Incorporation)
Report of Independent Auditors
Assured Guaranty Ltd. Combined Balance Sheets (in thousands of U.S. dollars except share amounts)
Assured Guaranty Ltd. Combined Statements of Operations and Comprehensive Income (in thousands of U.S. dollars except share and per share amounts)
Assured Guaranty Ltd. Combined Statements of Shareholder's Equity For the years ended December 31, 2003, 2002, and 2001 (in thousands of U.S. dollars)
Assured Guaranty Ltd. Combined Statements of Cash Flows (in thousands of U.S. dollars)
Assured Guaranty Ltd. Notes to Combined Financial Statements
CONDENSED COMBINED BALANCE SHEET AT DECEMBER 31, 2003 (in thousands of U.S. dollars)
CONDENSED COMBINED BALANCE SHEET AT DECEMBER 31, 2002 (in thousands of U.S. dollars)
CONDENSED COMBINED STATEMENT OF OPERATIONS AT DECEMBER 31, 2003 (in thousands of U.S. dollars)
CONDENSED COMBINED STATEMENT OF OPERATIONS AT DECEMBER 31, 2002 (in thousands of U.S. dollars)
CONDENSED COMBINED STATEMENT OF OPERATIONS AT DECEMBER 31, 2001 (in thousands of U.S. dollars)
CONDENSED COMBINED STATEMENT OF CASH FLOWS AT DECEMBER 31, 2003 (in thousands of U.S. dollars)
CONDENSED COMBINED STATEMENT OF CASH FLOWS AT DECEMBER 31, 2002 (in thousands of U.S. dollars)
CONDENSED COMBINED STATEMENT OF CASH FLOWS AT DECEMBER 31, 2001 (in thousands of U.S. dollars)
SUPPLEMENTAL PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION (UNAUDITED)
Supplemental Pro Forma Condensed Combined Statement of Operations of Assured Guaranty Ltd. (Unaudited)
Supplemental Pro Forma Condensed Combined Balance Sheet of Assured Guaranty Ltd. (Unaudited)
Notes to Supplemental Pro Forma Condensed Combined Financial Information (Unaudited)